02053000

PE.
8/31/02

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of August 2002

ICICI Bank Limited
(Translation of registrant's name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes __ No. X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection
with Rule 12g 3-2(b).

Not applicable.

INDEX TO EXHIBITS

<u>Item</u>

1. Annual Report for the year ended March 31, 2002 along with the Notice of Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated : August 26, 2002

ICICI Bank Limited

By : /s/ Nilesh Trivedi
Name : Nilesh Trivedi
Title : Assistant Company Secretary

ICICI Bank

On March 30, 2002, when ICICI and two of its subsidiaries merged with ICICI Bank, it marked the beginning of a new era for the Bank and for the financial sector in India. The era of universal banking. The era when players recognize the plurality of customer preferences and strive to fulfill them.

The merger has created the country's largest private sector bank and the second largest bank in terms of assets, with a growth model that brings together complementary capabilities and provides opportunities hitherto unavailable as separate entities.

The visual depiction in the following pages is our attempt to share the Spirit, the Synergy and the Strengths of the merger, which we believe will enable ICICI Bank to stay firmly on the growth path for years to come.

Contents

> The merger has achieved our vision of becoming a universal bank. We will continue to be guided by our core principles of corporate governance and shareholder value as we go forward.
>
> N. Vaghul
> Chairman



The forces of change unleashed in the Indian economy over the last decade have transformed the operating environment across the entire spectrum of businesses. This coincided with rapid developments in technology that created both an opportunity and a challenge for businesses worldwide – the opportunity to innovate in product offerings to customers and improve operating efficiency, and the challenge of keeping pace with change and gaining first-mover advantage. These two developments catalysed significant shifts in the structure of the Indian economy, perhaps the most visible and far-reaching of which was the increased share of the services sector in the economy.

The liberalisation of the financial sector, which formed a key part of the overall liberalisation process, blurred the distinction between various financial intermediaries and promoted greater efficiency and competitiveness in the financial markets. The structure of the financial markets itself began to change – with the growth of the debt capital markets and the entry of new market participants like mutual funds, disintermediation gradually set in. This started the process of evolution of the financial intermediary into a provider of services in addition to an originator of credit. We recognised the fundamental changes taking place in the Indian economy and the financial sector due to the twin forces of liberalisation and technological development and put in place certain basic requirements necessary to build a platform that would enable us to capitalise on the emerging opportunities and meet the challenges of the competitive environment. These included a strong focus on human capital and proactive adoption of technology. Over the years, we achieved strong market positioning in structured finance, retail finance and retail investment products, built a technology-driven retail distribution and servicing capability across the group and made the ICICI brand a household name across the country. ICICI and ICICI Bank, together with other ICICI group companies, formed a "virtual universal bank", providing a wide range of products and services while presenting a single face to the customer. When Reserve Bank of India permitted the transformation of financial institutions into banks, we were able to create the optimal structure for the ICICI group's strategy of being a complete financial services provider, through the merger of ICICI with ICICI Bank. This ability to respond to change quickly and effectively was driven by our young management team, which was able to capitalise on opportunities and respond to challenges with exemplary commitment and dynamism.

Organisations are custodians of the interests of all their stakeholders and must act in consonance with them. Corporate governance has become a key requirement for organisations, especially as organisational activities expand and grow in complexity. It has also become a critical parameter on which stakeholders evaluate the organisation. Recent events in the corporate world globally have brought into focus the consequences of unmitigated corporate greed, and the resultant loss of wealth for stakeholders. This has raised serious questions on the corporate practices adopted by organisations. Corporate governance implies not only a structure, but a set of basic values that must be instilled across the organisation. We have a proud legacy of corporate governance, which has been accorded the highest priority ever since the inception of ICICI as a financial institution way back in 1955. Our commitment to corporate governance has never wavered but has been reinforced as new business models have evolved, enabling us to preserve high ethical standards while maintaining growth and profitability. As Chairman of the Board, I would like to assure all our stakeholders that the Board would continue to focus on good corporate governance while striving to create value for stakeholders.

The future holds many opportunities for ICICI Bank. As it continues its ceaseless efforts for innovation, not merely leveraging on opportunities but creating them and being a driver of change and development, ICICI Bank will be guided by the principles of customer centricity and shareholder value. I believe that the clear focus on customer satisfaction and stakeholder priorities backed by sound corporate governance practices will enable ICICI Bank to achieve ethical and sustainable value creation.

directing strengths ◦ channeling thoughts ◦ creating value ◦ directing strengths ◦ channeling thoughts ◦ creating value

creating value ◦ channeling thoughts ◦ directing strengths ◦ creating value ◦ channeling thoughts ◦ directing strengths

Dear Stakeholders

sharing the vision ◦ structuring resources ◦ capitalising on opportunities ◦ sharing the vision

sharing the vision ◦ structuring resources ◦ capitalising on opportunities

The ICICI group has consistently focused on building shareholder value as its primary objective. Our approach to shareholder value creation has extended beyond delivering near-term financial results, to developing a sustainable, long-term value proposition. The key elements of our strategy have been to capitalise on new business opportunities, build a strong brand and distribution capability, leverage technology, establish robust systems and processes and develop our human capital. We believe that these elements are essential enablers of future growth.

Over the past few years, we have transformed our business model. We de-risked our traditional asset portfolio by diversifying into retail finance. We capitalised on the opportunity for sustainable growth created by upward migration of household income levels and increasing awareness of retail financial services among consumers. Our successful implementation of this strategy is demonstrated by our rapid progress towards market leadership in all retail products. We leveraged our strong corporate relationships to expand the range of business that we did with our corporate clients, focussing on delivering customised solutions with the objective of adding value to our clients' businesses. We established first mover advantage in several areas, from structured finance to life insurance. We built a strong financial services brand, which supported our entry into new businesses. We reconstructed the banking business model through the proactive adoption of technology. We technology-enabled our products, services and internal processes, with a focus on operating efficiency and economies of scale. Our pioneering technology-driven distribution model offers our rapidly-growing customer base greater convenience and flexibility. We enhanced our transaction-handling capability and moved transaction volumes away from branches to channels that offer greater customer convenience while also being more cost-efficient. Our highly performance-oriented organisational culture rewards initiative and ability. The professional challenges and exciting diversity of opportunity that we offer, ensured that we attracted the best available talent and built an outstanding team of employees. We raised the capital necessary to support our growth by successfully accessing the international and domestic capital markets.

As we entered new businesses, we housed them in separate entities to foster entrepreneurial spirit and independent initiative in the startup phase. This led to the development of completely new technology-driven business paradigms. As these businesses grew and achieved critical mass, we implemented a group structure that optimally harnesses the synergies between our various businesses, consolidating our position in the banking and financial services industry. We successfully

sharing the vision ◦ structuring resources ◦ capitalising on opportunities ◦ sharing the vision completed the merger of ICICI and two of its subsidiaries with ICICI Bank, meeting the various requirements of the transition within the targeted timeframe. The merger has created an organisation that combines the complementary strengths and capabilities of the different entities. The merger has enabled seamless delivery of the complete range of banking solutions to corporate clients. It has integrated the retail asset and liability businesses to leverage the combined product suite and distribution network.

Our achievements thus far would not have been possible but for the support and goodwill of a wide range of stakeholders, including our investors and customers. I would like to thank them, and look forward to their continued support and encouragement as we move forward to meet the new opportunities and challenges that await us.

K. Vaman Kamath

The key elements of our strategy are to capitalise on new business opportunities, leverage our brand and distribution capability, proactively adopt technology and develop human capital.

K. V. Kamath
Managing Director & CEO



Messages from the Joint Managing Directors

> Leading organisations create opportunities and expand their horizons continually. We will adopt global best practices to deliver financial solutions to our customers to convert India-linked banking opportunities in the selected international markets.
>
> Lalita D. Gupte
> Joint Managing Director

◦ focusing on core competence ◦ zeroing in on a goal ◦ concentrating efforts for effect ◦

The Universal Banking strategy provides a full complement of financial products and services to customers in India and with the entry of ICICI Bank into the international arena, also a service and product proposition overseas. Delivering this required a focused approach to expand geographical presence, enhance the product portfolio and strengthen customer service. It also required leveraging technology platforms to provide a multi-channel delivery structure and ensure 24x7 convenience for a rapidly growing customer base. Above all, it meant building committed teams of intelligent, spirited and dynamic professionals to harness these resources, and implement the strategy.

◦ concentrating efforts for effect ◦ zeroing in on a goal ◦ focusing on core competence ◦

In India, ICICI Bank has created reach and added customers at an accelerated pace. ATMs have been set up in many cities for the first time, bringing the latest in banking technology to more and more people.



° focusing on core competence ° zeroing in on a goal ° concentrating efforts for effect ° focusing on core competence ° zeroing in on a goal ° concentrating efforts for effect °

Retail centers and networks have been extended across the country even as significant transaction volumes have moved to ATMs, call centres and the Internet. New products have been launched on the backbone of the extended distribution and product delivery network. The merger has created the optimal structure for implementing our strategy.

In the international business, we combined ICICI group's activities under a unified umbrella and presented a composite profile. ICICI Bank's global thrust will initially revolve around "home country linkages"- providing support to Indian companies planning to go global and to grow alongwith these companies, globally. ICICI Bank will also cater to the financial needs of Indians and persons of Indian origin residing overseas. To fulfill their home and host country requirements.

> **We have achieved size, acquired critical mass and reinforced our technological edge. We have now emerged as a leading player in the banking sector.**
>
> H. N. Sinor
> Joint Managing Director



Messages from the Executive Directors

◦ *mobilising resources* ◦ *activating ideas into enterprise* ◦ *creating group dynamics*

The merger itself posed many challenges - of raising large incremental resources, deploying them to meet regulatory norms, steering through the statutory processes and obtaining regulatory and shareholder approvals. The organisation geared itself to meet the verious requirments within the targeted time frame. Resources were mobilized and deployed in Government securities to achieve regulatory compliance. Efforts were made to unlock value out of our assets and the businesses were re-aligned to tap the new opportunities which would arise with the merger. People integration issues were analysed and resolved proactively. As a result, the merger was completed within a period of six months of its announcement.

"We will use our expertise to support viable projects in the infrastructure and industrial sectors. We will focus on maximising economic value of assets through innovative solutions and aggressive recovery actions.

S. Mukherji
Executive Director

The merger was about re-defining conventional thinking and setting ourselves challenging targets. Our task now is to leverage the strengths of the merged entity to deliver value to our stakeholders."

Kalpana Morparia
Executive Director




◦ enhancing customer-centricity ◦ value engineering ◦ delivering beyond expectations

ICICI Bank as a merged entity is now poised to provide enhanced banking services to customers. Our comprehensive array of products and services is supported by 24x7 access, technology based process innovation and extensive cross-selling, with a central focus on customer satisfaction. The merger has created greater opportunities in the retail and corporate banking spheres. We will tap these opportunities with the ultimate aim of enhancing our value proposition by enhancing customer convenience.

"We offer a wide spectrum of financial services to the corporate sector. We aim to build deep and *enduring client relationships* by providing flawless delivery of world class banking solutions.

Nachiket Mor
Executive Director

Our combined strengths have reinforced our customer-centric approach and with our *multi-channel delivery* architecture across the country, we aim to be there for the customer, anytime, anywhere."

Chanda Kochhar
Executive Director





Board of Directors

N. Vaghul	*Chairman*
Uday M. Chitale	
D. C. Gupta	
Satish C. Jha	
Lakshmi N. Mittal	
Anupam Puri	
Somesh R. Sathe	
R. Seshasayee	
P. M. Sinha	
Marti G. Subrahmanyam	
K.V. Kamath	*Managing Director & CEO*
H. N. Sinor	*Joint Managing Director*
Lalita D. Gupte	*Joint Managing Director*
Kalpana Morparia	*Executive Director*
S. Mukherji	*Executive Director*
Chanda D. Kochhar	*Executive Director*
Nachiket Mor	*Executive Director*

Board Committees

AUDIT COMMITTEE

R. Seshasayee, Chairman
Uday M. Chitale
Somesh R. Sathe

BOARD GOVERNANCE & REMUNERATION COMMITTEE

N. Vaghul, Chairman
R. Seshasayee
P. M. Sinha

BUSINESS STRATEGY COMMITTEE

N. Vaghul, Chairman
Anupam Puri
R.Seshasayee
P. M. Sinha
K.V. Kamath

CREDIT COMMITTEE

N. Vaghul, Chairman
Satish C. Jha
Somesh R. Sathe
K.V. Kamath

RISK COMMITTEE

N. Vaghul, Chairman
Uday M. Chitale
Marti Subrahmanyam
K.V. Kamath

SHARE TRANSFER & SHAREHOLDERS'/ INVESTORS' GRIEVANCE COMMITTEE

Uday M. Chitale, Chairman
Somesh R. Sathe
H. N. Sinor
Kalpana Morparia

COMMITTEE OF DIRECTORS

K.V. Kamath, Chairman
Lalita D. Gupte
H. N. Sinor
Chanda D. Kochhar
Nachiket Mor
Kalpana Morparia
S. Mukherji

ASSET LIABILITY MANAGEMENT COMMITTEE

Lalita D. Gupte, Chairperson
Chanda D. Kochhar
Nachiket Mor
Kalpana Morparia
S. Mukherji

Senior Management

SENIOR GENERAL MANAGERS

Sanjiv Kerkar
Ramni Nirula
P. H. Ravikumar
Balaji Swaminathan, *Chief Financial Officer*

GENERAL MANAGERS

Ashok Alladi
M. N. Gopinath
A. Hariprasad
K. M. Jaya Rao
R. Kannan
N. S. Kannan
A. Karati
S. Khasnobis
A. T. Kusre
V. Nachiappan
R. B. Nirantar
Nagesh Pinge
Madhabi Puri-Buch
K. Ramkumar
P. J. V. Sarma
Shalini Shah
O. P. Srivastava
V. Vaidyanathan
R.Vedasagar
G. Venkatakrishnan
Jyotin Mehta, *Company Secretary*

the Synergy

India's first universal bank.

The second largest bank in India.

A large capital base of over Rs. 60 billion.

Extensive corporate and retail customer relationships.

Extended reach of over 540 branches and offices, over 1000 ATMs, Internet and call centres.

the Strategy

People

A **vast talent pool** efficiently blending professionalism with a warm personal approach to serve the customer.

Products

Comprehensive suite of products and services.

Processes

Technology-enabled distribution and product delivery systems.

ICICI Bank

Home Loans



Car Loans



Consumer Loans



Savings & Term Deposits



Power Pay





Credit Cards



Debit Cards



Smart Cards



E-cheques



Agriculture



Emerging Corporates



Capital Markets



Government Enterprises

A Universal Bank

Retail Banking

Business Multiplier



Investment Products



Private Banking



NRI Services



Demat Services




ICICI Bank

Branches



ATMs



Internet



Call Centres

Corporate Banking



International Banking



Corporate Solutions



Structured Products



Project Finance

A heritage

The

ICICI - among the first development banks in the world to be set up in the private sector – founded at the initiative of the World Bank, Government of India and Indian industry.

ICICI catalyses industrial development in India – becomes a major source of foreign currency loans from multilateral agencies and international financial markets.

ICICI initiates setting up of development institutions in the field of housing and state level industrial development. Also extends institutional support to similar efforts in other developing nations.

ICICI diversifies into merchant banking and leasing operations.

ICICI promotes specialised institutions in the areas of credit rating, venture capital, investment banking and asset management.

The



Ramaswami Mudaliar
1955-1958



G. L. Mehta
1959-1971



H. T. Parekh
1971-1978

# of leadership

Milestones

ICICI promotes ICICI Bank, marking its first foray into retail banking.

ICICI articulates the concept of Universal Banking in India to fulfill corporate and retail financial requirements – launches a comprehensive array of products and services.

ICICI goes global, becomes the first Indian entity to list on the New York Stock Exchange (NYSE).

ICICI Bank becomes the first Indian bank to list on NYSE.

ICICI Bank spearheads technology banking to enhance customer convenience by introducing multi-channel delivery network, inter-connected branches, ATMs, call centres and Internet banking.

ICICI and two subsidiaries merge with ICICI Bank to emerge as the first universal bank in India.

Visionaries

James Raj
1978-1979

S. S. Mehta
1979-1984

S.S. Nadkarni
1984-1985

N. Vaghul
1985 onwards




mindware
technoware
ICICI Bank

Your Directors have pleasure in presenting the Eighth Annual Report of ICICI Bank Limited with the audited statement of accounts for the year ended March 31, 2002.

MERGER OF ICICI WITH ICICI BANK

Fiscal 2002 marked a turning point in the history of the ICICI group, as it witnessed the culmination of the ICICI group's strategy of becoming an integrated financial services provider – the merger of ICICI Limited (ICICI) with ICICI Bank. The merger was a path-breaking initiative, which created India's first "universal bank" and the second-largest bank in the country. As part of the reorganization, two of ICICI's wholly-owned retail finance subsidiaries viz. ICICI Personal Financial Services Limited (ICICI PFS) and ICICI Capital Services Limited (ICICI Capital), were also merged with ICICI Bank, in order to integrate and consolidate the retail business. The merged entity has a diversified asset base, technology-driven distribution network, fast-growing retail customer base, strong corporate relationships and considerable potential for growth in profitable business segments. The Scheme of Amalgamation of ICICI, ICICI PFS and ICICI Capital with ICICI Bank became effective on May 3, 2002. The Appointed Date of the merger was March 30, 2002.

FINANCIAL HIGHLIGHTS

As the Appointed Date of the merger was March 30, 2002, under Indian GAAP, the assets and liabilities of ICICI, ICICI PFS and ICICI Capital were incorporated in ICICI Bank's books on that date, and are reflected in ICICI Bank's balance sheet at March 31, 2002. However, ICICI Bank's profit & loss account for fiscal 2002 includes the results of operations of ICICI, ICICI PFS and ICICI Capital for March 30 and 31, 2002 i.e. two days only. The financial performance for fiscal 2002 is summarized below:

Rs. billion

	Fiscal 2002	*Fiscal 2001*
Net interest income and other income	**11.67**	*6.25*
Operating profit	**5.45**	*2.90*
Provisions & contingencies	**2.87**	*1.29*
Profit after tax	**2.58**	*1.61*
Consolidated profit after tax	**2.58**	*1.61*

The detailed analysis of operations and results is given in the Business Overview and Management's Discussion & Analysis.

APPROPRIATIONS

The profit & loss account shows a profit after taxation of Rs. 2.58 billion after write-offs and provisions of Rs. 2.87 billion and taking into account all expenses. The disposable profit is Rs. 2.59 billion, taking into account the balance of Rs. 0.01 billion brought forward from the previous year. ICICI Bank had declared interim dividend @ 20% on equity shares in January 2002. ICICI also had declared interim dividend

Indian international



@ 55% on its equity shares in January 2002. Your Directors have not recommended any final dividend for the year and have appropriated the disposable profit as follows:

Rs. billion

	Fiscal 2002	Fiscal 2001
To Statutory Reserve, making in all Rs. 2.49 billion	**0.65**	*0.80*
To Investment Fluctuation Reserve, making in all Rs. 0.27 billion	**0.16**	*0.06*
To Special Reserve created and maintained in terms of Section 36(1)(viii) of the Income-tax Act, 1961, making in all Rs. 10.94 billion	**0.14**	—
To Revenue and other Reserves, making in all Rs. 34.31 billion	**0.96**	*0.26*
Dividend for the year		
– On equity shares interim @ 20%	**0.44**	*0.44*
– Corporate dividend tax	**0.05**	*0.04*
Leaving balance to be carried forward to the next year	**0.19**	*0.01*

RESULTS FOR QUARTER ENDED JUNE 30, 2002

As per the audited accounts for the quarter ended June 30, 2002, ICICI Bank's profit after tax was Rs. 2.53 billion as compared to Rs. 0.65 billion for the quarter ended June 30, 2001. The results for the quarter ended June 30, 2002 include the impact of the merger of ICICI, ICICI PFS and ICICI Capital and are therefore not comparable with the results for the corresponding period of the previous year, which were of the Bank on a standalone basis.

SUBSIDIARY COMPANIES

Consequent to the merger of ICICI with ICICI Bank, ICICI's subsidiary companies have become subsidiaries of the Bank. At March 31, 2002, ICICI Bank had eleven subsidiaries:

Principal Subsidiaries	Other Subsidiaries
ICICI Securities and Finance Company Limited	ICICI Brokerage Services Limited[1] ICICI Securities Holdings Inc.[1] ICICI Securities Inc.[2]
ICICI Venture Funds Management Company Limited	ICICI International Limited
ICICI Prudential Life Insurance Company Limited	ICICI Investment Management Company Limited
ICICI Lombard General Insurance Company Limited	ICICI Trusteeship Services Limited
ICICI Home Finance Company Limited	

[1] Subsidiary of ICICI Securities and Finance Company Limited

[2] Subsidiary of ICICI Securities Holdings Inc.

The audited statements of accounts of ICICI Bank's subsidiaries, together with the Reports of their Directors and Auditors for the year ended March 31, 2002 are attached.


solidity
liquidity

DIRECTORS

In terms of the Scheme of Amalgamation of ICICI, ICICI PFS and ICICI Capital with ICICI Bank, the Articles of Association have been amended to increase the maximum number of Directors on the Board to twenty-one (excluding the Government Director and the Debenture Director). The Board of Directors has been reconstituted in view of the increase in the scale of operations of ICICI Bank consequent to the merger, and in compliance with the provisions of the Banking Regulation Act, 1949, Companies Act, 1956, and the listing agreement with stock exchanges.

B. V. Bhargava, who was on the Board since September 1994 and R. Rajamani, who was on the Board since December 1994, tendered their resignations from the Board effective April 26, 2002. The Banking Regulation Act does not permit a non-wholetime Director of a banking company to hold office continuously for a period of more than eight years. The Board accepted with regret their resignations and placed on record its sincere appreciation of the valuable contribution made by them to the growth and development of the Bank in the first eight years of its existence.

P. M. Sinha was appointed as an additional Director effective January 22, 2002. P. M. Sinha was Chairman of PepsiCo India Holdings Limited and President of Pepsi Foods Limited. He is an alumnus of the Massachusetts Institute of Technology's Sloan School of Management and has wide experience in marketing and international trade.

N. Vaghul was appointed as an additional Director effective March 27, 2002. N. Vaghul was executive Chairman of ICICI from 1985 to 1996, and non-executive Chairman of the Board of ICICI from 1996 to 2002. Prior to joining ICICI, he was Chairman & Managing Director of Bank of India from 1981 to 1984, and has also been Chairman of the Indian Banks' Association. In view of his vast experience in banking and financial services, the Board at its meeting on May 3, 2002, appointed him as its non-executive Chairman. The Reserve Bank of India (RBI) has given its approval for the appointment of N. Vaghul as non-executive Chairman for a period of three years from May 3, 2002.

The Board has appointed L. N. Mittal, Anupam Puri, R. Seshasayee, Marti G. Subrahmanyam, Kalpana Morparia and S. Mukherji as additional Directors effective May 3, 2002. They hold office up to the date of the forthcoming Annual General Meeting but are eligible for re-appointment. The Board had also appointed D. Sengupta, Chairman, General Insurance Corporation of India (GIC), which together with other government-owned general insurance companies is among ICICI Bank's largest domestic institutional shareholders, as an additional Director effective May 3, 2002. D. Sengupta has subsequently resigned from the Board effective June 30, 2002 on demitting office as Chairman of GIC. He had been a Director of ICICI since 1998, and the Board places on record its appreciation of his valuable contribution during his association with the ICICI group.

L. N. Mittal is Chaiman of the LNM Group, one of the world's largest producers of steel, with experience in industry and management. He was appointed a Director of ICICI in 1999.

Anupam Puri worked for thirty years with McKinsey & Company, a leading management consultancy firm. He has worked extensively on public policy issues with various governments as well as multilateral development agencies. He was appointed a Director of ICICI in 2001.


400
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value


values
• TRUST • DYNAMISM

R. Seshasayee is a chartered accountant and Managing Director of Ashok Leyland Limited, with experience in industry, management and accountancy. He was appointed a Director of ICICI in 1997.

Marti G. Subrahmanyam is Professor at the Stern School of Business, New York University, with expertise in finance and management. He was appointed a Director of ICICI in 1998.

Kalpana Morparia and S. Mukherji were appointed Executive Directors of ICICI in 2001. Kalpana Morparia has worked in ICICI in the areas of planning, treasury, resources, law and corporate services. S. Mukherji has worked in ICICI in the areas of project and corporate finance.

The Government of India had vide its letter dated May 6, 2002 nominated S. K. Purkayastha, Additional Secretary (Financial Sector), Ministry of Finance on the Board. The Government of India has subsequently nominated D. C. Gupta, Secretary (Banking & Insurance), Ministry of Finance on the Board in place of S. K. Purkayastha, effective July 19, 2002.

The Board of Directors has appointed K.V. Kamath and Lalita D. Gupte, earlier non-wholetime Directors on the Board, as wholetime Directors designated as Managing Director & CEO and Joint Managing Director respectively. K. V. Kamath and Lalita D. Gupte were Managing Director & CEO and Joint Managing Director & Chief Operating Officer – International Business respectively, of ICICI. The Board has re-designated H.N. Sinor as Joint Managing Director with effect from May 3, 2002 and has appointed Kalpana Morparia and S. Mukherji as wholetime Directors designated as Executive Directors effective that date.

The new executive management structure, with the responsibilities of the wholetime Directors, is as follows:

Name	**Designation and Responsibilities**
K. V. Kamath	Managing Director & CEO
H. N. Sinor	Joint Managing Director (Domestic Banking)
Lalita D. Gupte	Joint Managing Director (International Business)
Kalpana Morparia	Executive Director (Corporate Centre)
S. Mukherji	Executive Director (Project Finance and Special Assets)
Chanda D. Kochhar	Executive Director (Retail Banking)
Nachiket Mor	Executive Director (Wholesale Banking)

The tenures of appointment of K. V. Kamath, Lalita D. Gupte, Kalpana Morparia and S. Mukherji will be till the dates on which their respective tenures as wholetime Directors of ICICI would have expired, i.e. April 30, 2006 for K. V. Kamath, Kalpana Morparia and S. Mukherji and June 23, 2004 for Lalita D. Gupte. However, in order to comply with the Companies Act, 1956, and the Articles of Association, Lalita D. Gupte, Kalpana Morparia and S. Mukherji will be liable to retire by rotation if at any time the number of non-rotational Directors exceeds one-third of the total number of Directors. If they are re-appointed as Directors immediately on retirement by rotation, they will continue to hold their offices of Joint Managing Director and Executive Directors, and the retirement by rotation and re-appointment shall not be deemed to constitute a break in their appointment. The appointment and remuneration of wholetime Directors requires the approval of RBI. While the approval of RBI for the appointment and remuneration of K. V. Kamath as Managing Director & CEO has been received, approval for the appointment and remuneration of Lalita D. Gupte, Kalpana Morparia and S. Mukherji as wholetime Directors is awaited.

In terms of the provisions of the Articles of Association, Uday M. Chitale and Satish C. Jha would retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-appointment.

AUDITORS

M/s S. B. Billimoria & Co., Chartered Accountants, will retire at the forthcoming Annual General Meeting. They have been statutory auditors of the Bank for the last four years, which is the maximum term of appointment of auditors as permitted by RBI. The Audit Committee of the Board and the Board of Directors have placed on record their sincere appreciation of the professional service rendered by M/s S. B. Billimoria & Co. as statutory auditors.

As recommended by the Audit Committee, the Board has proposed the appointment of M/s N. M. Raiji & Co. and M/s S. R. Batliboi & Co., Chartered Accountants, as joint statutory auditors for fiscal 2003. You are requested to consider their appointment. Their appointment has been approved by RBI.

PERSONNEL

As required by the provisions of Section 217 (2A) of the Companies Act, 1956, read with Companies (Particulars of Employees) Rules, 1975, as amended, the names and other particulars of the employees are set out in the annexure to the Directors' Report.

CORPORATE GOVERNANCE

ICICI Bank has established a tradition of best practices in corporate governance. The corporate governance framework in ICICI Bank is based on an effective independent Board, the separation of the Board's supervisory role from the executive management and the constitution of Board Committees, comprising a majority of independent Directors and chaired by an independent Director, to oversee critical areas.

I. Philosophy of Corporate Governance

ICICI Bank's corporate governance philosophy encompasses not only regulatory and legal requirements, such as the terms of listing agreements with stock exchanges, but also several voluntary practices aimed at a high level of business ethics, effective supervision and enhancement of value for all stakeholders.

II. Board of Directors

ICICI Bank has a broad-based Board of Directors, constituted in compliance with the Banking Regulation Act, Companies Act and listing agreement with stock exchanges and in accordance with best practices in corporate governance. The Board functions either as a full Board or through various Committees constituted to oversee specific operational areas. During fiscal 2002, there were eight Committees constituted by the Board – Audit & Risk Committee, Committee of Directors, Compensation Committee, Nomination Committee, Share Transfer Committee, Shareholders' Grievance Committee, Steering Committee and Settlement Committee.

At March 31, 2002, the Board of Directors consisted of 12 members. There were 13 meetings of the Board during fiscal 2002 – on April 21, April 26, May 29, June 11, July 21, August 10, September 17, October 25, November 20 and December 19 in 2001 and January 22, February 28 and March 27 in 2002. The names of Board members, their attendance at Board meetings and the number of other Directorships and Board Committee memberships held by them at March 31, 2002 are given below:

Name of Member	Board meetings attended during the year	Attendance at last AGM (June 11, 2001)	Number of other Directorships		Number of other Committee memberships[3]
			Indian Companies[1]	Other Companies[2]	
Independent non-executive Directors					
B. V. Bhargava	12	Present	9	—	6 (4)
Uday M. Chitale	12	Present	1	4	1 (1)
Lalita D. Gupte	13	Present	13	1	1
Satish C. Jha	9	Present	3	—	—
K. V. Kamath	12	Absent	10	3	—
R. Rajamani	12	Present	—	2	1
Somesh R. Sathe	12	Present	—	3	—
P. M. Sinha (w.e.f. Jan. 22, 2002)	1	N.A.	4	1	3
N. Vaghul (w.e.f. Mar. 27, 2002)	1	N.A.	11	7	6 (5)
Wholetime Directors					
H. N. Sinor	13	Present	—	—	—
Chanda D. Kochhar	9	Present	—	—	—
Nachiket Mor	7	Absent	—	4	—

1 Includes companies as per provisions of Section 278 of the Companies Act,1956.

2 Includes Directorships of foreign companies and other companies that are excluded as per the provisions of Section 278 of the Companies Act, 1956.

3 Figures in brackets indicate Committee Chairmanships.

The meetings of the Board were generally chaired by K. V. Kamath.

III. Audit & Risk Committee

Terms of Reference

The Audit & Risk Committee was constituted to provide direction and oversee the audit and risk management function in the Bank including the quality of internal and management audits. The functions of the Audit & Risk Committee included review of inspections and audits, compliance with inspection and audit reports and periodical review of accounting policies and systems.

Composition

The Audit & Risk Committee comprised seven Directors including five non-wholetime Directors. RBI guidelines stipulate that this Committee must meet at least six times in a financial year. There were 15 meetings of the Committee during the year. The details of composition of the Committee and attendance at its meetings are given below:

Name of Member	Number of meetings attended
B. V. Bhargava	14
Uday M. Chitale	15
Lalita D. Gupte	14
Satish C. Jha	11
R. Rajamani	14
Wholetime Directors	
Chanda D. Kochhar	11
Nachiket Mor	9

The meetings were chaired by Uday M. Chitale.

IV. Committee of Directors

Terms of Reference

The Committee of Directors was delegated financial powers for approving loan proposals and expenditure proposals within the broad parameters of the delegated authority.

Composition

The Committee of Directors comprised seven Directors including four non-wholetime Directors. There were 13 meetings of the Committee during the year. The details of composition of the Committee and attendance at its meetings are given below:

Name of Member	Number of meetings attended
B. V. Bhargava	12
Uday M. Chitale	12
Lalita D. Gupte	12
K. V. Kamath	10
Wholetime Directors	
H. N. Sinor	13
Chanda D. Kochhar	10
Nachiket Mor	8

The meetings were generally chaired by K. V. Kamath.

V. Compensation Committee

Terms of Reference

The functions of the Compensation Committee included the consideration and recommendation to the Board of the amount of compensation payable to wholetime Directors and fees payable to other Directors, and the framing of the guidelines for and management of the employee stock option scheme.

Composition

The Compensation Committee comprised four Directors including three non-wholetime Directors. There were three meetings of the Committee during the year. The details of composition of the Committee and attendance at its meetings are given below:

Name of Member	Number of meetings attended
Uday M. Chitale	3
Lalita D. Gupte	3
Somesh R. Sathe	2
Wholetime Director	
H. N. Sinor	3

The meetings were chaired by Lalita D. Gupte.

Remuneration policy

The Compensation Committee had the power to determine and recommend to the Board the amount of remuneration, including performance/achievement bonus and perquisites, payable to the wholetime Directors. The recommendations of the Committee were based on evaluation of the wholetime Directors on certain parameters, as laid down by the Board as part of the self-evaluation process.

The following are the details of remuneration (including perquisites, bonus and retiral benefits) and stock options paid to wholetime Directors in fiscal 2002.

	H. N. Sinor	Chanda D. Kochhar	Nachiket Mor
Break-up of Remuneration (Rupees)			
– Basic	2,640,000	1,800,000	1,800,000
– Performance bonus for fiscal 2002	2,640,000	1,800,000	1,800,000
– Performance bonus for fiscal 2001	2,700,000	—	—
– Allowances and perquisites	1,527,800	379,428	138,556
– Provident fund	316,800	216,000	216,000
– Gratuity	219,912	149,940	149,940
– Superannuation	396,000	270,000	270,000
Stock Options (Number)			
– fiscal 2002	100,000	80,000	80,000
– fiscal 2001	56,250	—	—
– fiscal 2000	75,000	15,000	12,000

Perquisites (evaluated as per Income-tax Rules wherever applicable and at actual cost to the Company otherwise) such as the benefit of the Bank's furnished accommodation, gas, electricity, water and furnishings, club fees, personal accident insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund and gratuity, were provided in accordance with the scheme(s) and rule(s) applicable from time to time. If Company-owned accommodation was not provided, the concerned wholetime Director was eligible for house rent allowance of Rs. 25,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may have been provided by the Bank.

The non-executive Directors other than K. V. Kamath and Lalita D. Gupte were paid sitting fees of Rs. 5,000 per meeting of the Board and Rs. 2,000 per meeting of a Board Committee attended by them.

VI. Nomination Committee

Terms of Reference

The functions of the Nomination Committee included the submission of recommendations to the Board to fill vacancies on the Board or in senior management positions.

Composition

The Nomination Committee comprised four Directors including three non-wholetime Directors. There were three meetings of the Committee during the year. The details of composition of the Committee and attendance at its meetings are given below:

Name of Member	Number of meetings attended
B. V. Bhargava	2
K. V. Kamath	3
R. Rajamani	3
Wholetime Director	
H. N. Sinor	3

The meetings were chaired by K. V. Kamath.

VII. Share Transfer Committee

Terms of Reference

The functions of the Share Transfer Committee included review and approval of transfers of equity shares and debentures.

Composition

The Share Transfer Committee comprised six Directors including three non-wholetime Directors. There were 44 meetings of the Committee during the year. The details of composition of the Committee and attendance at its meetings are given below:

Name of Member	Number of meetings attended
B. V. Bhargava[1]	3
Uday M. Chitale[1]	3
Lalita D. Gupte	32
Wholetime Directors	
H. N. Sinor	37
Chanda D. Kochhar	37
Nachiket Mor	35

[1] Ceased to be members from June 20, 2001.

The meetings were generally chaired by H. N. Sinor. There were seven unprocessed share transfers pending at March 31, 2002.

VIII. Shareholders' Grievance Committee

Terms of Reference

The functions of the Shareholders' Grievance Committee included redressal of shareholder and investor complaints regarding matters such as transfer of shares and non-receipt of dividends.

Composition

The Shareholders' Grievance Committee comprised four Directors including three non-wholetime Directors. There were three meetings of the Committee during the year. The details of composition of the Committee and attendance at its meetings are given below:

Name of Member	Number of meetings attended
Uday M. Chitale	3
B. V. Bhargava	3
Lalita D. Gupte	3
Wholetime Director	
H. N. Sinor	3

The meetings were chaired by Lalita D. Gupte, a non-wholetime Director. Bhashyam Seshan, Company Secretary (upto May 3, 2002), was the Compliance Officer. Of the total of 547 shareholder complaints received in fiscal 2002, 519 complaints were processed to the satisfaction of shareholders. At March 31, 2002, 28 complaints were pending.

IX. Steering Committee

Terms of Reference

The function of the Steering Committee was to oversee the merger of Bank of Madura with ICICI Bank. The Steering Committee was dissolved with effect from October 25, 2001 upon substantial completion of the integration process.

Composition

The Steering Committee comprised seven Directors including four non-wholetime Directors. There were three meetings of the Committee during the year. The details of composition of the Committee and attendance at its meetings are given below:

Name of Member	Number of meetings attended
B. V. Bhargava	3
Uday M. Chitale	3
Lalita D. Gupte	3
Somesh R. Sathe	3
Wholetime Directors	
H. N. Sinor	3
Chanda D. Kochhar	1
Nachiket Mor	1

The meetings were chaired by B. V. Bhargava.

X. Settlement Committee

Terms of Reference

The functions of the Settlement Committee included approval of compromise and settlement proposals negotiated for recovery of dues from impaired accounts.

Composition

The Settlement Committee constituted on April 26, 2001 comprised two Directors and one member of the senior management team. There were nine meetings of the Committee during the year. The details of composition of the Committee and attendance at its meetings are given below:

Name of Member	Number of meetings attended
Uday M. Chitale	9
Wholetime Director	
H. N. Sinor	9
Senior Management	
M. N. Gopinath, Senior Executive Vice President	9

The meetings were chaired by Uday M. Chitale.

XI. Re-constitution of Committees

Subsequent to the merger of ICICI with ICICI Bank and the re-constitution of the Board of Directors, the Board has with effect from May 3, 2002, dissolved the above Committees and constituted new Committees of the Board in order to create an effective corporate governance model, commensurate with the scale and complexity of the merged entity's operations. The constitution and main functions of the various Committees are given below:

Audit Committee

The Audit Committee consists of three independent Directors – R. Seshasayee, Uday M. Chitale and Somesh R. Sathe, and is chaired by R. Seshasayee.

The Audit Committee provides direction to the audit and risk management function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include the overseeing of the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, recommendation of appointment and removal of central and branch statutory auditors and fixation of their remuneration, review of the annual financial statements before submission to the Board, review of the adequacy of internal control systems and the internal audit function, review of compliance with the inspection and audit reports of RBI and reports of statutory auditors, review of the findings of internal investigations, discussion on the scope of audit with external auditors and examination of reasons of substantial defaults, if any, of non-payment to stakeholders.

Board Governance & Remuneration Committee

The Board Governance & Remuneration Committee consists of three independent Directors – N. Vaghul, R. Seshasayee and P. M. Sinha, and is chaired by N. Vaghul.

The functions of the Board Governance & Remuneration Committee include recommendation of appointments to the Board, evaluation of the performance of the Managing Director & CEO, the Board and individual members on pre-determined parameters, recommendation to the Board of the remuneration (including performance bonus and perquisites) to wholetime Directors, approval of the policy for and quantum of bonus payable to the members of the staff, the framing of guidelines for the Employees Stock Option Scheme and recommendion of grant of stock options to the staff and wholetime Directors of ICICI Bank and its subsidiary companies, and formulation of a code of ethics and governance.

Business Strategy Committee

The Business Strategy Committee consists of five Directors – N. Vaghul, Anupam Puri, R. Seshasayee, P. M. Sinha and K. V. Kamath. The majority of the members of the Committee are independent Directors and the Committee is chaired by N. Vaghul.

The function of the Committee is to approve the annual income and expenditure and capital expenditure budgets for presentation to the Board for final approval and to review and recommend to the Board the business strategy of ICICI Bank.

Credit Committee

The Credit Committee consists of four Directors – N. Vaghul, Satish C. Jha, Somesh R. Sathe, and K. V. Kamath. The majority of the members of the Committee are independent Directors and the Committee is chaired by N. Vaghul.

The functions of the Committee include review of developments in key industrial sectors and approval of credit proposals as per authorization approved by the Board.

Risk Committee

The Risk Committee consists of four Directors – N. Vaghul, Uday M. Chitale, Marti G. Subrahmanyam and K. V. Kamath. The majority of the members of the Committee are independent Directors and the Committee is chaired by N. Vaghul.

The Committee reviews ICICI Bank's risk management policies in relation to various risks (portfolio, liquidity, interest rate, off-balance sheet and operational risks), investment policies and strategy, and regulatory and compliance issues in relation thereto.

Share Transfer & Shareholders'/Investors' Grievance Committee

The Share Transfer & Shareholders'/ Investors' Grievance Committee consists of four Directors – Uday M. Chitale, Somesh R. Sathe, H. N. Sinor and Kalpana Morparia, and is chaired by an independent Director, Uday M. Chitale. Jyotin Mehta, General Manager & Company Secretary, is the Compliance Officer.

The functions and powers of the Committee include approval and rejection of transfer or transmission of equity and preference shares, bonds, debentures and securities, including under stock options, issue of duplicate certificates, allotment of shares and securities issued from time to time, review and redressal of shareholders' and investors' complaints, the opening and operation of bank accounts for payment of interest and dividend and the listing of securities on stock exchanges.

Committee of Directors

The Committee of Directors consists of all the wholetime Directors and is chaired by the Managing Director & CEO.

The powers of the Committee include review of performance against targets for various business segments and credit approvals as per authorization approved by the Board, borrowing and treasury operations and premises and property related matters.

Asset Liability Management Committee

The Asset Liability Management Committee consists of five wholetime Directors and is chaired by Lalita D. Gupte.

The functions of the Committee include management of the balance sheet of the Bank, review of the asset-liability profile of the Bank with a view to managing the market risk exposure assumed by the Bank and deciding the deposit rates and Prime Lending Rates (PLR) of the Bank.

XII. General Body Meetings

The details of General Body Meetings held in the last three years are given below:

General Body Meeting	Day, Date	Time	Venue
Fifth Annual General Meeting	Monday, June 14, 1999	3.00 p.m.	Professor Chandravadan Mehta Auditorium, General Education Centre, Opposite D. N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390 002.
Sixth Annual General Meeting	Monday, May 29, 2000	3.00 p.m.	
Fourth Extraordinary General Meeting	Monday, February 21, 2000	3.00 p.m.	
Fifth Extraordinary General Meeting	Friday, January 19, 2001	12.30 p.m.	Central Gujarat Chamber of Commerce Auditorium, Second Floor, Vanijya Bhavan, Race Course Circle, Vadodara 390 007.
Seventh Annual General Meeting	Monday, June 11, 2001	3.00 p.m.	
Sixth Extraordinary General Meeting	Friday, January 25, 2002	3.00 p.m.	

XIII. Disclosures

1. There are no materially significant transactions with related parties i.e., promoters, Directors or the Management, their subsidiaries or relatives conflicting with the Bank's interests.

2. There were no instances of non-compliance on any matter related to the capital markets, during the last three years.

XIV. Means of Communication

It is ICICI Bank's belief that all stakeholders should have access to complete information regarding its position to enable them to accurately assess its future potential. ICICI Bank disseminates information on its operations and initiatives on a regular basis. The ICICI Bank website (www.icicibank.com) serves as a key awareness facility for all its stakeholders, allowing them to access information at their convenience. It provides comprehensive information on ICICI Bank's strategy, business segments, financial performance, operational performance, share price movements and latest press releases. ICICI Bank's dedicated investor relations personnel respond to specific queries and play a proactive role in disseminating information to both analysts and investors. In accordance with Securities and Exchange Board of India (SEBI) and Securities Exchange Commission (SEC) guidelines, all information which could have a material bearing on ICICI Bank's share price is released at the earliest through leading domestic and global wire agencies. ICICI Bank also circulated its half-yearly results to all its shareholders. As required by SEBI and the listing agreement, ICICI Bank has also commenced filing of its financial and other information on the Electronic Data Information Filing and Retrieval (EDIFAR) website maintained by National Informatics Centre (NIC) from July 2002.

ICICI Bank's quarterly financial results are published in the Financial Express and Business Standard (Mumbai) and in Sandesh (Vadodara). The financial results, official news releases and presentations are also displayed on the website.

XV. General Shareholder Information

Eighth Annual General Meeting

Date	Time	Venue
Monday, September 16, 2002	2.00 p.m.	Professor Chandravadan Mehta Auditorium, General Education Centre, Opposite D. N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390 002.

Financial Calendar	:	April 1 to March 31
Book Closure	:	September 6, 2002 to September 16, 2002
Record Dates	:	Interim Dividend – March 7, 2002
		Issue of shares to shareholders of erstwhile ICICI – June 7, 2002
Dividend Payment Date	:	March 9, 2002.

Listing on Stock Exchanges (with stock code)

Stock Exchange	Code for ICICI Bank
Vadodara Stock Exchange Limited (Regional) Fortune Towers, Sayajigunj Post Box No. 2547, Vadodara 390 005	32174
The Stock Exchange, Mumbai Phiroze Jeejeebhoy Towers Dalal Street, Mumbai 400 001	32174
The National Stock Exchange of India Limited Exchange Plaza, Bandra-Kurla Complex Bandra (East), Mumbai 400 051	EQ
The Calcutta Stock Exchange Association Limited 7, Lyons Range, Kolkata 700 001	19268
The Delhi Stock Exchange Association Limited DSE House, 3/1 Asaf Ali Road, New Delhi 110 002	009187
Madras Stock Exchange Limited 'Exchange Building', Post Box No. 183 11, Second Line Beach, Chennai 600 001	IBCL
New York Stock Exchange (American Depositary Receipts)[1] 11, Wall Street, New York, NY 10005, United States of America	IBN

[1] Each American Depositary Receipt (ADR) of ICICI Bank represents two underlying equity shares.

ICICI Bank has paid annual listing fees for fiscal 2003 on its capital to all the stock exchanges where its securities are listed.

Market Price Information

The reported high and low closing prices and volume of equity shares of ICICI Bank traded during fiscal 2002 on the Stock Exchange, Mumbai (BSE) and National Stock Exchange (NSE) are given below:

Month	BSE			NSE			Total Volume on BSE and NSE
	High (Rs.)	Low (Rs.)	Volume	High (Rs.)	Low (Rs.)	Volume	
April 2001	185.10	158.30	2,812,454	188.35	158.75	4,418,320	7,230,774
May 2001	157.75	141.05	4,886,189	158.05	140.45	4,998,880	9,885,069
June 2001	148.05	130.95	2,987,557	147.95	127.75	2,807,650	5,795,207
July 2001	132.75	109.95	1,781,575	138.45	110.05	3,175,519	4,957,094
August 2001	126.10	105.55	1,098,953	125.90	105.75	1,607,082	2,706,035
September 2001	108.90	67.85	1,349,894	108.80	67.95	1,819,823	3,169,717
October 2001	106.25	72.40	2,087,673	106.45	72.20	2,723,779	4,811,452
November 2001	109.00	101.00	1,703,790	109.00	101.10	2,113,056	3,816,846
December 2001	99.75	80.50	1,149,253	99.35	80.30	2,034,105	3,183,358
January 2002	94.85	88.80	4,086,497	94.90	88.40	4,358,342	8,444,839
February 2002	140.25	89.80	10,543,962	141.50	89.80	16,100,767	26,644,729
March 2002	135.65	120.30	4,372,324	135.60	120.35	11,583,264	15,955,588
Fiscal 2002	185.10	67.85	38,860,121	188.35	67.95	57,740,587	96,600,708

Source: Reuters

The reported high and low closing prices and volume of ADRs of ICICI Bank traded during fiscal 2002 on the New York Stock Exchange are given below:

Month	High (US$)	Low (US$)	Number of ADRs traded
April 2001	7.50	6.64	728,300
May 2001	6.80	6.25	811,800
June 2001	6.35	5.03	824,900
July 2001	5.66	4.93	1,928,700
August 2001	5.50	4.75	301,200
September 2001	4.61	2.70	1,711,500
October 2001	5.25	2.90	1,819,400
November 2001	4.90	4.00	19,01,300
December 2001	4.80	4.00	15,27,500
January 2002	4.74	4.10	8,75,400
February 2002	6.75	4.05	10,27,800
March 2002	6.52	5.85	4,28,500
Fiscal 2002	7.50	2.70	1,38,86,300

Source: NYSE

The performance of the ICICI Bank equity share relative to the BSE Sensitive Index (Sensex) is given in the chart below:


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ICICI Bank
Sensex
Apr-01
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Share Transfer System

ICICI Bank's investor services are handled by ICICI Infotech Services Limited (ICICI Infotech). ICICI Infotech operates in the following main areas of business: software consultancy and development, IT-enabled services, IT infrastructure and network and facilities management services. ICICI Infotech has received the ISO-9001 certification for its transaction processing activities.

As per SEBI guidelines, ICICI Bank shares are being traded only in dematerialized form. During the year, 107,728,104 shares of ICICI Bank were transferred into electronic mode, involving 10,413 certificates. At June 30, 2002 about 69.8% of ICICI Bank's paid-up equity share capital (excluding equity shares represented by ADRs constituting 25.71% of the paid-up equity share capital) comprising 428,237,817 shares had been dematerialized.

Physical share transfers are registered and returned within a period of, typically, seven days from the date of receipt, if the documents are correct and valid in all respects. A letter is sent to the shareholder giving an option to receive shares in physical or dematerialized mode. A period of 30 days is given to the shareholder for sending his intimation. The shareholder then receives the shares in the form he exercises his option for. At March 31, 2002, there were 153 unprocessed transfers pending for ICICI and seven unprocessed transfers pending for ICICI Bank. The number of shares of ICICI Bank transferred during the last three years is given below:

	Fiscal 2000	Fiscal 2001	Fiscal 2002
Number of transfer deeds	47,783	7,703	**2,114**
Number of shares transferred ..	5,106,305	811,600	**315,038**

For any share-related queries, please call ICICI Infotech at +91-22-791 2040, fax your query to +91-22-791 2480/ 81 or email to investor@icicibank.com.

Registrar and Transfer Agents

The Registrar and Transfer Agents of the Bank is ICICI Infotech Services Limited. Investor services related queries may be directed to T. V. Rangaswami at either of the addresses below:

ICICI Infotech Services Limited
International Infotech Park
Tower 5, 4th Floor
Navi Mumbai 400 705, Maharashtra
Tel No.: +91-22-791 2040
Fax: +91-22-791 2480/81

ICICI Infotech Services Limited
Maratha Mandir Annex, Maratha Mandir
Dr. A. R. Nair Road
Near Mumbai Central Station
Mumbai 400 008

Queries relating to the operational and financial performance of ICICI Bank may be addressed to:

Rakesh Jha / Anindya Banerjee
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai - 400 051
Tel No. : 91-22-653 1414
Fax No. : 91-22-653 1175
E-mail : ir@icicibank.com

Information on Shareholding

Shareholding pattern of ICICI Bank at June 30, 2002

Shareholder Category	% holding
Deutsche Bank Trust Company Americas (as Depositary for ADR holders)	25.71
FIIs and NRIs	20.14
The Western India Trustee and Executor Company Limited – ICICI Bank Shares Trust[1]	16.54
Insurance companies	15.94
Individuals	9.91
Bodies corporate	5.20
Unit Trust of India	3.61
Banks and Financial Institutions	1.66
Mutual funds	1.29
Total	100.00

[1] ICICI's shareholding in ICICI Bank transferred to a Trust as provided in the Scheme of Amalgamation.

Shareholders of ICICI Bank with more than one per cent holding at June 30, 2002

Shareholders	% holding
Deutsche Bank Trust Company Americas (as Depositary for ADR holders)	25.71
The Western India Trustee and Executor Company Limited – ICICI Bank Shares Trust[1]	16.54
Life Insurance Corporation of India	8.56
Unit Trust of India	3.61
Bajaj Auto Limited	3.51
The New India Assurance Company Limited	2.83
M & G Investment Management Limited A/c The Prudential Assurance Company Limited	2.81
Emerging Markets Growth Fund Inc	2.15
General Insurance Corporation of India	1.74
Smallcap World Fund Inc	1.40
National Insurance Company Limited	1.37
Templeton Investment Counsel LLC A/c Templeton Foreign Equity Series	1.05

[1] ICICI's shareholding in ICICI Bank transferred to a Trust as provided in the Scheme of Amalgamation.

Distribution of shareholding of ICICI Bank at March 31, 2002

Number of shares	Number of shareholders	% of shareholders	Total number of shares	% holding
1 to 1,000	626,092	99.21	50,114,103	8.17
1,001 to 5,000	4,063	0.65	8,086,882	1.31
5001 to 10,000	366	0.06	2,561,872	0.42
10,001 to 50,000	509	0.08	552,268,547	90.10
Total	631,030	100.00	613,031,404	100.00

Outstanding GDRs /ADRs /Warrants or any Convertible Debentures, conversion date and likely impact on equity

ICICI Bank has about 78.8 million ADRs (equivalent to about 157.6 million equity shares) outstanding, which constitute 25.71% of ICICI Bank's total equity capital. Currently, there are no convertible debentures outstanding.

Plant Locations – Not applicable

Address for Correspondence

Jyotin Mehta
General Manager & Company Secretary
ICICI Bank Limited
ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051
Tel No. : 91-22-653 1414
Fax No. : 91-22-653 1122
E-mail : jyotin.mehta@icicibank.com

All the non-mandatory requirements with respect to corporate governance have been complied with. The procedure of postal ballots will be used for resolutions relating to amendment of object clause of the Memorandum of Association.

COMPLIANCE CERTIFICATE OF THE AUDITORS

ICICI Bank has annexed to this report, a certificate obtained from the statutory auditors regarding compliance of conditions of corporate governance as stipulated in clause 49 of the listing agreement.

EMPLOYEE STOCK OPTION SCHEME (ESOS)

Since fiscal 2000, ICICI Bank has instituted an Employee Stock Option Scheme (ESOS) to enable its employees, including wholetime Directors, to participate in the future growth and financial success of the Bank. As per the ESOS as amended by the Scheme of Amalgamation of ICICI, ICICI PFS and ICICI Capital with ICICI Bank, the maximum number of options granted to any employee is limited to 0.05% of ICICI Bank's issued equity shares at the time of the grant, and the aggregate of all such options is limited to 5% of ICICI Bank's issued equity shares after the merger of ICICI with ICICI Bank. The options vest in a graded manner over a three-year period, with 20%, 30% and 50% of the grants vesting in each year, commencing not earlier than 12 months from the date of grant. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. The exercise price of the options is the closing market price on the stock exchange which records the highest trading volume on the date of grant.

On the basis of the recommendation of the Compensation Committee, the Board at its meeting on March 27, 2002, approved a grant of 3.1 million options for fiscal 2002 to eligible employees (including wholetime Directors). Each option confers on the employee a right to apply for one equity share of Rs. 10 of ICICI Bank at Rs. 120.35, the closing market price on the date of the grant on the National Stock Exchange, which recorded the highest trading volume on that date.

The total number of shares of ICICI Bank covered by the ESOS as approved by the shareholders and amended by the Scheme of Amalgamation is 19,681,880. Particulars of options granted by ICICI Bank (not including options granted by ICICI under its ESOS) till date are given below:

Options granted	6,448,200
Options vested	1,172,540
Options exercised	—
Options forfeited/lapsed	248,225
Extinguishment or modification of options	—
Amount realized by sale of options	—
Total number of options in force	6,199,975

Options granted by ICICI Bank, prior to the merger, to senior managerial personnel for fiscal 2002 are as follows: H. N. Sinor – 100,000, Chanda Kochhar – 80,000 and Nachiket Mor – 80,000. H. N. Sinor was granted 56,250 options for fiscal 2001. No employee has a grant, in any one year, of options amounting to 5% or more of total options granted during that year. No employee was granted options during any one year equal to or exceeding 0.05% of the issued capital of ICICI Bank at the time of the grant.

ICICI also had an ESOS for its employees, the terms and conditions of which were substantially similar to those of ICICI Bank's ESOS. On the basis of the recommendation of ICICI's Board Governance & Remuneration Committee, ICICI's Board of Directors, at its meeting held on March 27, 2002, approved a grant of 6.5 million options for fiscal 2002 to eligible employees (including wholetime Directors) of ICICI and its subsidiary and affiliate companies. Each option conferred on the employee a right to apply for one equity share of Rs. 10 of ICICI at Rs. 60.25, the closing market price on the date of the grant on the National Stock Exchange, which recorded the highest trading volume on that date.

Particulars of options granted by ICICI under its ESOS are given below:

Options granted	14,924,950
Options vested	3,035,750
Options exercised	33,900
Options forfeited/lapsed	984,750
Extinguishment or modification of options	—
Amount realized by exercise of options	Rs. 2.9 million
Total number of options in force	13,906,300

Options granted by ICICI, prior to the merger, to senior managerial personnel for fiscal 2002 are as follows: K. V. Kamath – 240,000, Lalita D. Gupte – 220,000, Kalpana Morparia – 200,000, S. Mukherji – 200,000, Balaji Swaminathan – 150,000, Ramni Nirula – 120,000, P. H. Ravikumar – 100,000 and Sanjiv Kerkar – 80,000. Options granted by ICICI to its senior managerial personnel for fiscal 2001 are as follows: K. V. Kamath – 120,000, Lalita D. Gupte – 110,000, Kalpana Morparia 60,000, S. Mukherji – 60,000, Chanda Kochhar – 60,000, Nachiket Mor – 60,000, Shikha Sharma – 60,000, Devdatt Shah 60,000, V. Srinivasan – 60,000, Balaji Swaminathan – 60,000, Ramni Nirula – 60,000 and Sanjiv Kerkar – 60,000. No employee has a grant, in any one year, of options amounting to 5% or more of total options granted during that year. No employee was granted options during any one year equal to or exceeding 1% of the issued capital of ICICI at the time of the grant.

In accordance with the Scheme of Amalgamation, Directors and employees of ICICI and its subsidiary and affiliate companies have received stock options in ICICI Bank equal to half the number of their outstanding unexercised stock options in ICICI. The exercise price of these ICICI Bank options is twice the exercise price for the ICICI stock options. All other terms and conditions are similar to those applicable to stock options in ICICI Bank as per its ESOS.

Based on the above, the current outstanding options of wholetime Directors and senior management in ICICI Bank are as follows:

Name	Number of options
K. V. Kamath	375,000
H. N. Sinor	276,250
Lalita D. Gupte	327,500
Kalpana Morparia	215,000
S. Mukherji	208,000
Chanda Kochhar	155,000
Nachiket Mor	152,000
Sanjiv Kerkar	148,000
Ramni Nirula	132,000
P. H. Ravikumar	110,700
Balaji Swaminathan	105,000

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors confirm:

1. that in the preparation of the annual accounts, the applicable accounting standards have been followed, along with proper explanation relating to material departures;
2. that they have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent, so as to give a true and fair view of the state of affairs of the Bank at the end of the financial year and of the profit or loss of the Bank for that period;
3. that they have taken proper and sufficient care for the maintenance of adequate accounting records, in accordance with the provisions of the Banking Regulation Act, 1949 and the Companies Act, 1956 for safeguarding the assets of the Bank and for preventing and detecting fraud and other irregularities; and
4. that they have prepared the annual accounts on a going concern basis.

ACKNOWLEDGEMENTS

The merger of ICICI with ICICI Bank would not have been possible without the support and advice of the Government of India and RBI. ICICI Bank would like to express its gratitude to RBI, which created the enabling framework for this initiative with its guidelines on universal banking, for its guidance and support in the merger process and regulatory compliance by the merged entity. The merger process could be completed only with the consistent support of all our stakeholders. ICICI Bank expresses its gratitude to SEBI, multilateral and bilateral agencies, the domestic and international banking and investment community, domestic financial institutions, provident funds, trusts, rating agencies, stock exchanges and the large body of individual investors and depositors for their support and goodwill.

ICICI Bank would also like to take this opportunity to express sincere thanks to its valued clients and customers, for their continued co-operation and patronage. The Directors express their deep sense of appreciation to all employees, who continue to display outstanding professionalism and commitment, enabling the organization to achieve market leadership in its business operations while successfully meeting the challenges of the merger.

Finally, the Directors wish to express their gratitude to the Members for their continued trust and support for our new initiatives.

For and on behalf of the Board

Place : Mumbai
Date : July 31, 2002

N. VAGHUL
Chairman

Auditors' Certificate on Corporate Governance

To the Members of ICICI Bank Limited

We have examined the compliance of conditions of Corporate Governance of ICICI Bank Limited for the year ended on March 31, 2002 as stipulated in clause 49 of the Listing Agreement of the said bank with stock exchanges.

The compliance of conditions of corporate governance is the responsibility of the Management. Our examination was limited to procedures and implementation thereof, adopted by the Bank for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of the opinion on the financial statements of the Bank.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Bank has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

As required by the Guidance Note issued by the Institute of Chartered Accountants of India, we have to state that no investor grievance is pending for a period exceeding one month against the Bank as per the records maintained by the Shareholders'/Investors' Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Bank nor the efficiency or effectiveness with which the Management has conducted the affairs of the Bank.

For S. B. BILLIMORIA & CO.
Chartered Accountants

P. R. RAMESH
Partner

Mumbai, July 3, 2002

ECONOMIC OVERVIEW

The year 2001 witnessed a continuation of the global economic slowdown that had begun to set in at the end of the year 2000. This recessionary trend deepened in the aftermath of the terrorist attacks in the United States in September 2001. This broad-based nature of the global slowdown, the most marked in recent times, impacted the outlook for emerging market economies in terms of reduced capital inflows and restricted access to funds from international capital markets. However, India remained relatively insulated from the global slowdown due to the lower significance of the external sector in its Gross Domestic Product (GDP). Despite the external environment, India's real GDP recorded one of the highest growth rates among all the economies of the world. This also marked a recovery over the low growth in fiscal 2001, though still below the average growth rate of the previous five years.

The overall GDP growth was supported mainly by agriculture and allied sectors and services. Services continued to fuel the economy, reflecting robust performance in financial services and technology. While consumer finance saw major growth, industrial growth witnessed a decline which may be attributed to various factors such as business and investment cycles, inherent adjustment lags of corporate restructuring, absence of investment demand, infrastructure constraints in power and transport and delays in establishing a credible institutional and regulatory framework for private participation in some key sectors. However, select infrastructure sectors, such as telecommunications and roads, saw significant success. The implementation of the National Highways Development Programme (NHDP) "Golden Quadrilateral" project is expected to be completed on schedule. The port sector has witnessed progress in private investments in new container terminals and minor ports and in corporatization of port trusts. In the telecom sector, significant progress has been made by Telecom Regulatory Authority of India (TRAI) in opening up all segments of the sector to competition, reducing prices in both long distance and cellular services. However, railways, power and urban infrastructure are key areas requiring reforms. The Union Budget for fiscal 2003 takes these concerns into account as it emphasizes rationalization of user charges and increased public expenditure on infrastructure.

The average annual rate of inflation in terms of the Wholesale Price Index (WPI) has declined significantly from 7.1% at the beginning of fiscal 2002 to 2.1% for the week ended July 8, 2002. This is in line with the deflationary trends experienced globally in commodity and manufactured product prices.

Interest rates declined significantly during the year. Yields on Government securities declined, reflecting the ample liquidity in the system. The small savings rate was further lowered by 50 basis points in Reserve Bank of India's (RBI) Monetary and Credit Policy announced in April 2002. This removed a key impediment for structurally lower interest rates. Reserve Bank of India has stated its preference for maintaining the current interest rate environment with a bias towards softer interest rate regime in the medium term, in order to create an environment that facilitates credit growth and investment activity in the economy.



Fiscal 2002 was a volatile year for the Indian equity capital markets. The markets underwent major structural reforms including the introduction of compulsory rolling settlement in a large number of stocks, margin trading, derivative instruments and the first Exchange Traded Fund. At the same time, the worldwide recession and decline in technology stock prices impacted the markets. However, notwithstanding adverse developments, the year 2001 witnessed the highest FII investment in Indian equity.

In the foreign exchange markets, other than occasional fluctuations caused by normal market forces, the exchange rate of the rupee in terms of the major currencies of the world remained reasonably stable during the year, with close monitoring by RBI. The exchange rate policy has by and large focused on managing volatility with no fixed rate target. During the year, foreign exchange reserves (including gold and special drawing rights) grew significantly, reaching a record level of nearly USD 58.00 billion as of July 5, 2002. An increase in inflow of invisibles and a lower trade deficit resulted in the current account showing a surplus of USD 1.40 billion (0.3% of GDP) in fiscal 2002 compared to a deficit of USD 2.60 billion in fiscal 2001. Foreign investments grew 15.2% aided by a sharp rise in Foeign Direct Investment (FDI) inflows of 67%. Moreover, as a result of effective external debt management by the Government, India's external debt situation improved significantly, as reflected in the declining external debt-to-GDP and debt service ratios. It is particularly noteworthy that for the first time, the World Bank has classified India as a less-indebted country.

FINANCIAL SECTOR OVERVIEW

The past year saw the process of financial sector reforms being carried forward with particular focus on banks and financial institutions. Considerable attention was given to asset classification and provisioning norms in banks. RBI announced guidelines on universal banking to facilitate the transformation of financial institutions into banks. It also granted licenses for two new private sector banks and reduced the cash reserve ratio in October 2001 and April 2002, bringing it down to 5.0%. The Union Budget for fiscal 2003 provided for higher tax deduction on provisions for bad debts. It also proposed the enactment of new legislation for banking sector reforms and foreclosure laws. The Union Budget also permitted incorporation of subsidiaries by foreign banks.

The Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Ordinance, 2002 has significantly strengthened the ability of lenders to resolve non-performing assets by granting them greater rights as to enforcement of security and recovery of dues. The setting up of a pilot asset reconstruction company is also expected to facilitate faster resolution of non-performing assets in the financial system.

Fiscal 2002 saw measures designed to move towards a flexible interest rate regime. Measures such as reduction in interest rates and withdrawal of tax incentives across various small savings schemes, and benchmarking small savings rates to the average annual yields on Government securities of equivalent maturities are designed to make all interest rates market-linked and give banks greater flexibility in repricing their deposits. The introduction of floating rate deposits with reset at six-monthly intervals and the option to depositors to convert current fixed rate deposits to variable deposits is also designed to encourage better spread management for banks.

The liquidity scenario during the past year was comfortable. RBI has indicated that the policy of active demand management of liquidity through open market operations and liquidity adjustment facility would be continued. Credit growth and investment demand would be supported by maintaining the bias towards soft interest rates. RBI has also given a significant boost to housing finance by reducing the risk weightage on residential housing loans and mortgage-backed securities pertaining to residential housing loans from 100% to 50%.

MERGER OF ICICI WITH ICICI BANK

ICICI Bank and ICICI, along with other ICICI group companies, were operating as a "virtual universal bank", offering a wide range of financial products and services. The merger of ICICI and two of its subsidiaries with ICICI Bank has combined two organizations with complementary strengths and products and similar processes and operating architecture. The merger has combined the large capital base of ICICI with the strong deposit raising capability of ICICI Bank, giving ICICI Bank improved ability to increase its market share in banking fees and commissions, while lowering the overall cost of funding through access to lower-cost retail deposits. ICICI Bank would now be able to fully leverage the strong corporate relationships that ICICI has built, seamlessly providing the whole range of financial products and services to corporate clients. The merger has also resulted in the integration of the retail finance operations of ICICI, and its two merging subsidiaries, and ICICI Bank into one entity, creating an optimal structure for the retail business and allowing the full range of asset and liability products to be offered to all retail customers.


Financial Institution
Universal Bank
Commercial Bank

The share exchange ratio approved for the merger was one fully paid-up equity share of ICICI Bank for two fully paid-up equity shares of ICICI. This was determined on the basis of a comprehensive valuation process incorporating international best practices, carried out by two separate financial advisors and an independent accounting firm. The equity shares of ICICI Bank held by ICICI have not been cancelled in the merger. In accordance with the provisions of the Scheme of Amalgamation, these shares have been transferred to a Trust to be divested by appropriate placement. The proceeds of such divestment would accrue to the merged entity. With the merger taking effect, the paid-up share capital of the Bank has increased to Rs. 6.13 billion, comprising 613 million shares of Rs.10 each.

The merger process was complex and posed significant challenges. The merger of a financial institution with a commercial bank to create the country's first universal bank had significant implications for the entire financial system. It therefore involved extensive dialogue with the Government and Reserve Bank of India. The merger also posed the challenge of compliance with regulatory norms applicable to banks in respect of ICICI's assets and liabilities, particularly the reserve requirements. This required resources of about Rs. 210.00 billion to be raised in less than six months for investment in Government securities and cash reserves, in addition to normal resource mobilization for ongoing business requirements. We leveraged our strong retail franchise, including the distribution network acquired in the merger of the erstwhile Bank of Madura Limited with ICICI Bank in fiscal 2001, to grow our retail deposit base. We also achieved significant success in securitizing loans and developing a market for securitized debt in India. We also adopted proactive strategies to minimize the duration of our Government securities portfolio, in order to mitigate the interest-rate risk arising from the acquisition of a portfolio of about Rs. 180.00 billion in five months.

As both ICICI and ICICI Bank were listed in Indian and US markets, effective communication to a wide range of investors was a critical part of the merger process. It was equally important to communicate the rationale for the merger to international and domestic institutional lenders and to rating agencies. The merger process was required to satisfy legal and regulatory procedures in India as well as to comply with United States Securities and Exchange Commission requirements under US securities laws.

The merger of India's largest financial institution with its largest private sector bank also involved significant accounting complexities. In accordance with best practices in accounting, the merger has been accounted for under the purchase method of accounting under Indian GAAP. Consequently, ICICI's assets have been fair-valued for their incorporation in the books of accounts. The fair value of ICICI's loan portfolio was determined by an independent valuer, while ICICI's equity and related investment portfolio was fair-valued by determining its mark-to-market value. The total additional provisions & write-offs required to reflect the fair values of ICICI's assets determined at Rs. 37.80 billion have de-risked the loan and investment portfolio and created a significant cushion in the balance sheet, while maintaining healthy levels of capital adequacy.

The merger was approved by the shareholders of both companies in January 2002, by the High Court of Gujarat at Ahmedabad in March 2002, and by the High Court of Judicature at Mumbai and the Reserve Bank of India (RBI) in April 2002. The challenge of mobilization of resources for compliance with statutory reserve requirements applicable to banks, on ICICI's outstanding liabilities on merger, was met successfully within the target date of March 30, 2002. While the merger became effective on May 3, 2002, in accordance with the provisions of the Scheme of Amalgamation and the terms of approval of RBI, the Appointed Date for the merger was March 30, 2002.

ORGANIZATION STRUCTURE

We believe that the structure of an organization needs to be dynamic, constantly evolving and responsive to changes both in the external and internal environments. Our organizational structure is designed to support our business goals, and is flexible while at the same time ensuring effective control and supervision and consistency in standards across business groups. The organization structure is divided into five principal groups – Retail Banking, Wholesale Banking, Project Finance & Special Assets Management, International Business and Corporate Centre.

The Retail Banking Group comprises ICICI Bank's retail assets business including various retail credit products, retail liabilities (including our own deposit accounts as well as distribution of third part liability products) and rural micro-banking.

The Wholesale Banking Group comprises ICICI Bank's corporate banking business including credit products and banking services, with separate dedicated groups for large corporates, Government and public sector entities and emerging corporates. Treasury, structured finance and credit portfolio management also form part of this group.

ICICI BANK

- **Retail Banking**
- **Wholesale Banking**
- **Project Finance & Special Assets Management**
- **International Business**
- **Corporate Centre**

The Project Finance Group comprises our project finance operations for infrastructure, oil & gas, manufacturing and shipping sectors. The Special Assets Management Group is responsible for large non-performing loans and accounts under watch.

The International Business Group is responsible for ICICI Bank's international operations as well as coordinating the international strategies and alliances of its subsidiaries and affiliates.

The Corporate Centre comprises all shared services and corporate functions, including finance and secretarial, investor relations, risk management, legal, human resources and corporate branding and communications.

BUSINESS REVIEW

Retail Banking

The retail business is the key driver of ICICI Bank's growth strategy, with the objective of diversifying the asset portfolio and building a low-cost stable resource base. With a complete product suite across both asset and liability products as well as a wide range of banking services, ICICI Bank is today a retail financial supermarket with the ability to cross-sell the entire range of credit and investment products and other banking services to our customers. The key dimensions of our retail strategy are products, channels and processes, underpinned by a strong customer focus.

Changing demographics and the trend towards upward migration in income levels coupled with existing low retail credit penetration levels have created a major growth opportunity in retail finance. ICICI Bank's retail assets business is capitalizing on this opportunity with a competitive positioning and strategy comprising innovative products, wide distribution, strong credit controls and high customer service standards and rapidly growing volumes in each segment to achieve economies of scale. ICICI Bank's retail portfolio (including the portfolio of ICICI Home Finance Company Limited, its wholly-owned subsidiary) at March 31, 2002 was over Rs. 76.00 billion, as compared to the combined retail portfolio of ICICI and ICICI Bank of about Rs. 29.00 billion at March 31, 2001. Our retail asset products include mortgages, automobile and two-wheeler loans, commercial vehicles and construction equipment financing, consumer durable loans, personal loans and credit cards.


Leading player in home loans
extended reach in 140 cities
Market Leader in Auto Loans
145 cities

In the mortgages business, we expanded our reach to more than 140 locations across the country. We were the first to introduce adjustable rate home loans, with interest rates linked to a floating prime lending rate. This product received excellent response from customers across the country and was a key driver of growth in the mortgages segment. It also enabled us to price loans competitively and achieve better asset-liability management. Other products and product variants introduced this year included loans against existing property as well as several value-added features – retail property services and home insurance policies bundled with the loan. During fiscal 2002 we emerged as a leading player in the mortgages business.

During fiscal 2002 we consolidated our position as clear market leaders in automobile loans. We expanded our distribution network to 145 cities and towns across the country. The key drivers of growth were the strength of our corporate relationships with leading automobile manufacturers, strong distribution capability and customer service focus. We rapidly increased our presence in other segments as well. We expanded our two-wheeler business to over 140 locations. ICICI Bank partners manufacturers in distributing their products and therefore enjoys preferred status with them. We were able to offer competitive products to our customers by leveraging economies of scale resulting from the rapid growth in operations.

In the credit cards business we expanded our distribution to 36 locations. The total number of cards in force increased by 450,000 to about 650,000 at the end of fiscal 2002. During the year we launched two co-branded cards, with Hindustan Petroleum Corporation Limited (HPCL) and BPL Mobile respectively. We also entered the merchant acquiring business during the year.


VISA
VISA Electron

ICICI Bank is the largest incremental issuer of cards (including both debit and credit cards) in India. ICICI Bank's "Ncash" debit card is a deposit access product that allows cash withdrawals through ATMs and also enables purchases at merchant establishments with point-of-sale terminals. The card is valid internationally and earns loyalty points on usage. We also introduced a domestic debit card variant primarily for our payroll customers. As at March, 31, 2002, ICICI Bank had issued about 600,000 debit cards. During fiscal 2002, ICICI Bank also implemented two smart card projects, at a corporate worksite and an educational institution.

In order to reduce our funding cost and create a stable funding base, we continued our focus on retail deposits in fiscal 2002. The number of customer accounts increased from 3.2 million to over 5 million. ICICI Bank's life stage segmentation strategy offering differentiated liability products to various categories of customers (kid-e-bank for children, bank@campus for students, PowerPay for salaried employees, ICICISelect for high networth individuals and Business Multiplier for businessmen) contributed significantly to the rapid growth in the retail liability base.

We have developed a successful third party distribution model with a growing market share in distribution of mutual funds, Reserve Bank of India relief bonds and insurance products. This allows us to meet all customer needs through products that are complementary to those that we offer directly, while leveraging our distribution capability to earn fee income from third parties.

We also provide online trading facilities through www.ICICIdirect.com. ICICIdirect provides complete end-to-end integration for seamless electronic trading on the stock exchanges and has been rated "TxA1" by CRISIL, indicating highest ability to service broking transactions. ICICIdirect has also launched India's first Digitally Signed Contract Notes (DSCN), which allows a customer to view and print their contract notes online.



ICICI Bank has pioneered a multi-channel distribution strategy in India, giving our customers 24x7 access to banking services. The enhanced convenience that this offers the customer has supported our customer acquisition efforts and migration of customer transactions from branches to lower-cost technology-enabled channels. During the year, ICICI Bank continued to expand its non-branch channels aggressively and successfully migrated customer transaction volumes to these channels. Only 35% of customer induced transactions now take place at branches. ICICI Bank set up over 500 new ATMs during fiscal 2002, taking the ATM network to over 1,000 ATMs. Master, Cirrus and Maestro cards can now be used on all our ATMs. Other new initiatives on ATMs include multilingual screens, bill payments and prepaid mobile card recharge facility.

ICICI Bank now has over one million retail Internet banking accounts. Retail Internet banking customers can view their bank accounts, transfer funds between their own accounts and to any other ICICI Bank account. ICICI Bank also offers the facility of transferring funds to accounts in any branch of any bank, in eight cities through eCheques, India's first Internet based inter-bank fund transfer facility. Customers can also open a fixed or recurring deposit, make a stop-cheque request and inquire into the status of a cheque online. Customers can write to the account manager through the secure channel and subscribe to account statement by e-mail. ICICI Bank offers its customers the facility of paying utility bills online in over 120 cities in India. All major online shopping services are linked to ICICI Bank's online payments facility.

ICICI Bank has also focused on the call centre as a key channel. ICICI Bank's call centre can now be accessed by customers in 100 cities, and is India's largest domestic call centre. The call centre is a single point of contact for customers across all products. It provides various self-service options and also personalized communication with customer service officers for a full range of transactions and account and product related queries. The call centre is now evolving into a complete relationship management channel not only for complaint resolution but also for cross-selling on inbound calls. The call centre uses state-of-the-art voice-over Internet-protocol technology and cutting-edge desktop applications to provide a single view of the customer's relationship.

ICICI Bank's mobile banking services provide the latest information on account balances, previous transactions, credit card outstanding and payment status and allow customers to request a checkbook or account statement.

Corporate Banking

ICICI Bank's corporate banking strategy is based on providing customized financial solutions to clients, tailored to meet their specific requirements. The corporate banking strategy focuses on careful management of credit risk and adequate return on risk capital through risk-based pricing and proactive portfolio management, rapid growth in fee-based services and extensive use of technology to deliver high levels of customer satisfaction in a cost effective manner.

Our focus in fiscal 2002 was on expanding the range and depth of our corporate relationships, acquiring new clients and cross-selling all our corporate banking products and services to the



CORPORATE STRATEGY

- Government & Public Sector
- Large Corporates
- Emerging Corporates
- Agri Business

existing client base. We continued to focus on working capital finance for highly-rated clients, structured transactions and channel financing. In longer-term loans, in the absence of traditional capital expenditure financing opportunities and limited corporate-credit growth, ICICI Bank has taken advantage of emerging opportunities in the public sector disinvestment process, through structuring and advisory services. We focused strongly on transaction banking services such as cash management and non-fund-based facilities such as letters of credit and bank guarantees to increase our market share in banking fees and commissions. We have already achieved significant success in cash management services, with total volumes of Rs. 1.72 trillion for fiscal 2002. We also targeted high value current accounts to reduce our cost of funding. We implemented a customer-level profitability-based pricing model. As the pioneers of securitization in India, we were successful in creating a market for securitized corporate debt, which would help to expand and deepen the debt markets.

During the year we enhanced our technology-based delivery platforms and expanded the scope of our web-based services. ICICI Bank provides Internet banking services to its wholesale banking clients through ICICImarkets.com, a finance portal that is the single point web-based interface for all our corporate clients. The Corporate Internet Banking (CIB) platform of ICICImarkets allows clients to conduct banking business online in a secure environment. Clients can view accounts online, transfer funds between their own accounts or to other accounts, and avail of other such services. ICICI Bank offers forex trading through the Internet on FXOnline and Government of India securities trading through Debt Online.

The corporate banking business is organized into special relationship groups for the Government and public sector, large corporates, emerging corporates and agri-business. ICICI Bank has strong linkages with several large public sector companies, and is leveraging these relationships to expand the range of services that it offers to them. ICICI Bank has also established relationships with several state governments, having financed state-level enterprises. Besides, ICICI Bank has been empanelled in eight states for collection of sales tax. ICICI Bank is also involved with several other state government initiatives. In the corporate client segment, ICICI Bank is focusing on increasing its share of banking business with its corporate clients. In the emerging corporates segment, ICICI Bank's focus is on establishing structured financing arrangements and implementing a liability-led business strategy, providing sophisticated banking services to its clients. ICICI Bank has also developed several innovative structures for agri-business, including dairy farming. ICICI Bank is working with state governments and agri-based corporates to evolve viable and sustainable systems for financing agriculture. ICICI Bank's dedicated Structured Products & Portfolio Management Group, with access to expertise in financial structuring and related legal, accounting and tax issues, actively supports the business groups in designing financial products and solutions. This Group is also responsible for managing the asset portfolio by structuring portfolio buyouts and sell-downs.

The enhanced capital base consequent to the merger will significantly increase ICICI Bank's ability to leverage its strong corporate relationships and provide non-fund-based facilities and trade finance services to its corporate clients. ICICI Bank is leveraging technology to set up centralized processing facilities to process large transaction volumes, thereby benefiting from economies of scale. A dedicated Corporate Operations & Technology Group has been set up for developing and managing back-office processing and delivery capabilities.



Treasury

The principal responsibilities of the Treasury include management of liquidity and exposure to market risks, mobilization of resources from domestic and international financial institutions and banks, and proprietary trading. Additionally, the Treasury is leveraging its strong relationships with financial sector players to provide a wide range of banking services in addition to its liability products. The Treasury is also responsible for ICICI Bank's capital markets and custodial services operations.

During fiscal 2002, the focus was on the challenge of meeting regulatory reserve requirements on ICICI's liabilities prior to the merger. This posed the dual challenge of raising resources for meeting the reserve requirements and managing the interest-rate risk arising from the acquisition of Government securities aggregating about Rs. 180.00 billion in an environment of low interest rates. Yields on Government securities reached historic lows during 2001-2002 as a consequence of the easy liquidity environment and RBI's soft-interest-rate policy. To minimize the risk of adverse mark-to-market impact on any rise in interest rates, ICICI Bank adopted a strategy of acquiring securities of lower duration. A significant portion of the requirement of Government securities was acquired through active participation in primary auctions of floating-rate bonds and short-maturity Treasury bills.

Prior to the merger, in addition to its resource mobilization from the wholesale segment, ICICI had raised a foreign currency loan of USD 75 million at LIBOR + 70 basis points, setting a new benchmark for a five-year borrowing by an Indian entity in the international markets after the Asian currency crisis. ICICI had also borrowed USD 50 million from Kreditanstalt fur Wiederaufbau (KfW), a German financial institution, for twelve-and-a-half years. This was the first borrowing by ICICI from KfW without a Government of India guarantee. ICICI also entered into an agreement with Asian Development Bank (ADB) for availing a 25-year USD 80 million loan for housing finance, and with DEG, Germany for an 8-year USD 25 million loan.

The focus of trading operations was active, broad-based market-making in key markets including corporate bonds, Government securities and interest-rate swap markets. Substantial reduction in interest rates provided an opportunity to capture gains in the fixed-income market by active churning of the trading portfolio.

Project Finance and Special Assets

Our project finance activities include financing new projects as well as capacity additions in the manufacturing sector and structured finance to the infrastructure and oil, gas and petrochemicals sectors. Over the years, we have developed considerable expertise in financing complex project finance transactions and effectively allocating the associated risks. Our presence has been viewed by most sponsors as critical to the success of their projects, on account of our proficiency in developing enforceable contract models, syndicating requisite funds and working out complex issues related to Government regulations. Our project finance business is focused on structuring and syndication of financing for large projects by leveraging our expertise in project financing, and churning our project finance portfolio to prevent portfolio concentration and to manage portfolio risk. We view our role not only as providers of project finance but as arrangers and facilitators, creating appropriate financing structures that may serve as financing and investment vehicles for a wider range of market participants.

Infrastructure Sector

The infrastructure sector has not witnessed the anticipated growth, mainly due to policy-level issues and delay in closure of various projects. While there were few opportunities in the power sector, the telecom and road sectors witnessed considerable activity. Guarantees to Department of Telecommunications on behalf of various telecom companies for basic, cellular and national and international long-distance licenses presented a significant non-fund based business opportunity. We have also capitalized on opportunities in the road sector, in both annuity and toll-based projects, including lead arranger mandates for four road projects of National Highway Authority of India (NHAI). The pace of growth in the road sector is expected to increase both due to NHAI's National Highway Development Programme and the larger state-level projects. Going forward, we expect ports and urban infrastructure sectors, in addition to telecom and roads, to provide significant business opportunities. Corporatization has already been initiated for five out of twelve major ports. Ports would also require significant expansion and modernization of facilities. We were appointed lead arrangers for a chemical port terminal project. The power sector is also expected to pick up with opportunities in the privatization of distribution, financial closure of select private projects with competitive tariffs, capacity additions in the public sector and its own reform and restructuring. We provided advisory services to the Ministry of Power, developing a comprehensive blueprint for private sector participation in hydropower. The Managing Director & CEO was a member of the Distribution Policy committee which submitted a report improving efficiency in power distribution in the country.

Manufacturing Sector

Fiscal 2002 saw few new projects in the manufacturing sector on account of lower economic growth and existing over-capacities in several commodities. Our focus in this sector is on projects sponsored by entities that have proven ability to commit the required financial resources and implement projects successfully within planned time-frames. We are also implementing tighter security measures, such as security interests in project contracts and escrow accounts to capture cash flows. We also believe that there is significant scope for consolidation in several segments in the manufacturing sector, which presents opportunities for structuring and syndicating acquisition financing.

Special Assets Management

Liberalization and integration with the global economy have posed major competitive challenges for Indian industry. Cyclical downturns in commodity demand and prices have adversely affected the performance of several sectors. This has impacted asset quality in the financial system. ICICI Bank's efforts at asset resolution are driven by the Special Assets Management Group (SAMG), set up to manage large non-performing loans and large accounts under watch that require close monitoring. In case of exposures to essentially viable companies. SAMG's approach includes operational and financial restructuring, completion of projects under implementation, sale of unproductive assets and catalyzing consolidation. In respect of exposures to unviable and essentially uneconomical projects, we adopt an aggressive approach aimed at out-of-court settlements, enforcing collateral and driving consolidation. The accent is on time-value of recovery and a pragmatic approach towards settlements. During fiscal 2002, SAMG was strengthened by the induction of some of our highest-rated performers into the group.

International Business

We have already established a presence in the international markets, primarily in the areas of information technology, investment banking and banking products and services for the


create value
strong relationships
preferential access
distribution network
cultural ties

Non-Resident Indian (NRI) community. We believe that the international markets present a major growth opportunity and have therefore expanded the range of our international business initiatives. The International Business Group was set up in fiscal 2002 to develop and implement a focused strategy for the international business.

The international business strategy is based on leveraging home country links for international expansion by capturing market share in select international markets. The critical strengths, which can be leveraged to create value, include strong relationships with domestic corporates, preferential access to local currency markets, strong domestic distribution network and cultural ties with the home country. The initial focus areas would be supporting Indian companies in raising corporate and project finance for their investments abroad, trade finance, personal financial services for NRIs and international alliances to support domestic businesses.

We have identified the United States, United Kingdom, the Middle-East and South-East Asia as the key regions for establishing our international presence. We have already established Representative Offices in New York and London and are awaiting regulatory approval for offices in Singapore, Canada and United Arab Emirates.

CREDIT RATING

During the year, ICICI became the first Indian company to be rated higher than the sovereign rating for India by Moody's Investor Service, when its senior and subordinated long term foreign currency debt was rated Ba1 i.e. one notch above the sovereign rating for India. The same rating has been assigned to ICICI Bank post-merger. ICICI Bank's credit ratings as per various credit rating agencies (including ratings assigned to debt instruments issued by ICICI now transferred to ICICI Bank on merger) are given below:

Agency	**Rating**
Moody's Investor Service (Moody's)	
– Foreign currency debt	Ba1
– Foreign currency deposits	Ba3
Standard & Poor's (S&P)	BB
Credit Analysis & Research Limited (CARE)	CARE AAA
Investment Information and Credit Rating Agency (ICRA)	LAAA

RISK MANAGEMENT

Risk is an integral part of the banking business. The delivery of superior shareholder value depends on achieving an appropriate trade-off between risk and returns. ICICI Bank is exposed to specific risks that are particular to its businesses and the environment within which it operates, including credit risk, market risk and operational risk. Our risk management strategy is based on a clear understanding of various risks, disciplined risk assessment and measurement procedures and continuous monitoring. The policies and procedures established for this purpose are continuously benchmarked with international best practices.

The Risk, Compliance & Audit Group is responsible for assessment, management and mitigation of risk in ICICI Bank. This group forms part of the Corporate Centre, is completely independent of all business operations and is accountable to the Audit Committee of the Board of Directors. The group is organized into six sub-groups: Credit Risk Rating & Industry Analysis, Credit Policies & Credit Audit, Risk Analytics, Internal Audit, Subsidiaries Audit and Retail Risk.

Credit Risk

Credit risk is the risk that a borrower is unable to meet its financial obligations to the lender, ICICI Bank. ICICI Bank measures, monitors and manages credit risk for each borrower and also at the portfolio level. ICICI Bank has a standardized credit approval process, which includes a well-established procedure of comprehensive credit appraisal and rating. The credit rating for every borrower is reviewed at least annually and for higher risk credits and large exposures typically on a quarterly basis. ICICI Bank also reviews the ratings of all borrowers in a particular industry, upon the occurrence of any significant event impacting the industry. Institutionalization of sector knowledge across ICICI Bank has also been initiated through the availability of sector-specific information on the Intranet. ICICI Bank is also focusing on the development of models for assessing credit risk in the emerging corporates segment and in agricultural credit.

Market Risk

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, equity prices and commodity prices. ICICI Bank's market risk arises principally from interest-rate risk. ICICI Bank's exposure to market risk is a function of its asset and liability management activities, trading activities and its role as a financial intermediary in customer-related transactions. The objective of market risk management is to effectively manage exposure of earnings and equity to losses and to reduce the volatility inherent in financial instruments. Interest-rate risk is measured through the use of re-pricing gap analysis and duration analysis.

Market risk is managed within an overall asset-liability framework approved by the Asset-Liability Management Committee (ALCO) of the Board of Directors. Its role encompasses stipulating liquidity and interest-rate risk limits, monitoring market-risk levels by adherence to set limits, articulating the organization's interest rate view and determining business strategy, in the light of the current and expected business environment. ICICI Bank proactively manages market risk through the re-pricing profile of incremental assets and liabilities and also uses the rupee interest rate derivatives market in India, to the extent feasible, to actively manage asset and liability positions. ICICI Bank ensures adequate liquidity at all times through systematic funds planning and maintenance of liquid investments, as well as by focusing on more stable funding sources such as retail deposits.

The Risk, Compliance & Audit Group formulates market risk management policy and monitors market risk on an ongoing basis. The asset-liability management group reporting to the Chief Financial Officer (CFO) monitors the asset-liability position under the supervision of the ALCO. The Middle Office group, which also reports to the CFO, monitors treasury activities, including determining compliance with various exposure and dealing limits, verifying the appropriateness and accuracy of various transactions, processing these transactions, tracking the daily funds position and all treasury-related management and regulatory reporting.

Operational Risk

ICICI Bank is exposed to many types of operational risk. Operational risk can result from a variety of factors, including failure to obtain proper internal authorizations, improperly documented transactions, failure of operational and information security procedures, computer systems, software or equipment, fraud, inadequate training and employee errors. We attempt to mitigate operational risk by maintaining a comprehensive system of internal controls, establishing systems and procedures to monitor transactions, maintaining key back-up procedures and undertaking regular contingency planning. The Middle Office group monitors adherence to credit procedures. The Internal Audit group undertakes a comprehensive audit of all business groups and other functions, in accordance with a risk-based audit plan. This plan allocates audit resources based on an assessment of the operational risks in the various businesses. The Audit Department conceptualizes and implements improved systems of internal controls, to minimize operational risk.

INFORMATION TECHNOLOGY

ICICI Bank continues to leverage information technology as a strategic tool for its business operations, to gain competitive advantage by offering customer convenience and improved service as well as improving productivity and efficiency. ICICI Bank's technology strategy emphasizes enhanced level of customer services through 24x7 availability, multi-channel banking and straight through processing, and cost efficiency through optimal use of electronic channels, wider and focused market reach and opportunities for cross-selling. The Technology Management Group (TMG) is the focal point for the ICICI Group's technology strategy and Group-wide technology initiatives. This group reports directly to the Managing Director & CEO.

ICICI Bank is focusing on harnessing technology for integrating diverse products by unifying the enterprise IT architecture. In January 2002, we commenced implementation of an Enterprise Application Integration initiative in a phased manner. This initiative is aimed at providing a single customer view leading to increased customer satisfaction and employee productivity. The core banking software was upgraded during the first half of fiscal 2002. New initiatives include, among others, sending customer statements in electronic form over e-mails, facilities to invest in mutual funds through a bank account which could be operated across the delivery channels (ISWEEP) and integration of depository account of corporates with their bank account to facilitate on-line trading in debt instruments. Centralization of branch databases has permitted centralization of cheque-book issuance, account-opening processing, statement generation and printing, ATM card issue and generation of MIS and reports, thereby releasing significant resources at branches. Presently, the bank manages the largest centralized database among all banks in India.



A Customer Relationship Management (CRM) solution from Siebel was implemented for the automation of customer handling in all key retail products of the Group. The solution allows customer service agents to track all customer complaints and requests. It also allows target setting and centralized tracking of turnaround times for request fulfilment. The solution went live in phases during fiscal 2002. The Bank has also undertaken a retail data warehouse initiative to achieve customer integration at the back-office. This central view of the total customer relationship is being used extensively for identifying opportunities to cross-sell new products and services to the existing customer base.

HUMAN RESOURCES

ICICI Bank views its human capital as a key source of competitive advantage. Consequently the development and management of human capital is an essential element of our strategy and a key management activity.

Human resources management in fiscal 2002 focused on smooth integration of the employees and human resource management systems in the context of the merger, as well as on continuous improvement of recruitment, training and performance management processes. The process of integration involved defining the organizational structure of the merged entity, people placement in various positions across the business and corporate groups, and integration of the grade and remuneration structure for the employees of the four entities. The organizational structure was announced in February 2002 and became effective on May 3, 2002. The people placement process was based on appropriate competency profiling tools and matching employee profiles to job specifications. The grade integration process has also been succesfully completed, using job evaluation techniques. While ICICI Bank is India's second-largest bank, it had just over 7,700 employees at March 31, 2002, demonstrating our unique technology-driven, productivity-focused business model.



The recruitment process has been streamlined and a uniform recruitment policy and process implemented across the merged organization. Robust ability-testing and competency-profiling tools are being used to strengthen the campus recruitment process and match the profiles of employees to the needs of the organization. ICICI Bank continues to be a preferred employer at leading business schools and higher education institutions across the country, offering a wide range of career opportunities across the entire spectrum of financial services. In addition to campus recruitment, ICICI Bank also undertakes lateral recruitment to bring new skills, competencies and experience into the organization and meet the requirements of rapidly growing businesses. A Six Sigma initiative has been undertaken for the lateral recruitment process to improve capabilities in this area. ICICI Bank encourages cross-functional movement, enriching employees' knowledge and experience and giving them a holistic view of the organization while ensuring that the bank leverages its human capital optimally.

The rapidly changing business environment and the constant challenges it poses to organizations and businesses make it imperative to continuously enhance knowledge and skill sets across the organization. ICICI Bank believes that building a learning organization is critical for being competitive in products and services and meeting customer expectations. ICICI Bank has built strong capabilities in training and development to build competencies. Training on products and operations is imparted through web-based training modules. Special programmes on functional training and leadership development to build knowledge as well as management ability are conducted at a dedicated training facility. ICICI Bank also draws from the best available training programmes and faculty, both international and domestic, to meet its training and development needs and build globally benchmarked skills and capabilities.



ICICI Bank seeks to build in all its employees a total commitment towards exceptional standards of performance and productivity, adaptability to changing organizational needs and the demands of the business environment and a willingness to learn and acquire new capabilities. ICICI Bank believes in defining clear performance parameters for employees and empowering them to achieve their goals. This has helped to create a culture of high performance across the organization. ICICI Bank also has a structured process of identifying and developing leadership potential.

The focus on human resources management as a key organizational activity has resulted in the creation of an exceptional pool of talent, a performance-oriented organizational culture and has imparted agility and flexibility to the organization, enabling it to capitalize on opportunities and deliver value to its stakeholders.

ORGANIZATIONAL EXCELLENCE

ICICI Bank recognizes the importance of organizational excellence in its business. Developing and deploying world-class skills in a variety of areas such as technology, financial engineering, transaction processing and portfolio management, credit evaluation, customer segmentation and product design, and building and maintaining deep and enduring relationships of trust with our retail and wholesale customers are essential elements of our strategy.

Different businesses across the ICICI group have over the past few months used successfully the Six Sigma methodology to focus on customer satisfaction and enhanced efficiency in operations. Application of Six Sigma techniques in regional processing centres, branch layout and design, and the home finance and demat services businesses have reduced turnaround time and significantly improved operational efficiency. In recognition of the critical importance of excellence in internal processes and delivery to customers, we have set up an Organizational Excellence Group headed by a Senior General Manager reporting to the Managing Director & CEO. This group will be responsible for institutionalization of quality initiatives, including Six Sigma, and for building the skills necessary for implementing and accelerating quality initiatives, reporting to the management the progress and value generated from these initiatives and replicating the successes across ICICI Bank as well as group companies.

COMMUNITY DEVELOPMENT

ICICI Bank believes that, as one of India's largest business enterprises and one of the largest participants in the financial system, it needs to make focused efforts towards contributing to economic and social development in India. This complements our business operations of providing financial services to government, industry and individual customers. ICICI Bank's community development initiatives are channelized through a dedicated not-for-profit group, the Social Initiatives Group (SIG), which seeks to identify and support cost-effective, time-bound, scalable and replicable initiatives designed to improve the capacity of the under-priviliged to participate in the larger economy. ICICI Bank supports initiatives that have both near and long-term impact. In this context, health, education and availability of financing have been identified as three key areas. Within these, infant health at birth, elementary education and micro-financial services have been identified for focused attention.

Infant Health at Birth

The objective of initiatives in this area is to maximize the proportion of infants born healthy.

We seek to support research in nutritional deficiencies that cause infant mortality and strategies to improve nutrition, particularly female nutrition. Some of the key initiatives we supported in this area during fiscal 2002 were a "Maternal Nutrition Workshop" at Aurangabad organized by SNEHA–India, a three-year community-based action research project on preventing iron deficiency in mothers in conjunction with Topiwala Medical College and B.Y.L. Nair Charitable Hospital in Mumbai and "Mumbai Maternal Diet Study" undertaken by Medical Research Council, University of Southampton, UK in conjunction with SNEHA-India and the Centre for the Study of Social Change, Mumbai.

Elementary Education

The objective of initiatives in this area is to maximize the number of 14-year-olds who have a basic level of elementary education. Pratham, a non-governmental organization in Mumbai, which we have partnered for seven years, has developed innovative strategies for motivating children to enrol in and complete primary school. We support Pratham's pre-school, remedial education and bridge course programmes, as well as related research studies. Some of the other initiatives we supported in this area during fiscal 2002 were the Jana Sanskriti Centre for Theatre of the Oppressed in rural West Bengal, which uses theatre to enable children to make an easy transition to formal school, and Digantar, a voluntary organization based in Jaipur that runs three village schools.

Micro-financial Services

Participation of the poor in the larger economy necessitates a transition from being passive observers to active participants in the growth process. Micro-financial services therefore include those financial services that enable the poor to reduce their economic vulnerability and participate in the growth process. The objective of our initiatives in micro-finance is to maximize access to basic financial services – basic banking (savings and cash management), finance (debt, equity and leasing) and insurance (life and health). ICICI's Rural Micro-Banking Group is engaged in delivering micro-finance to self-help groups of rural women. It has also developed models for delivering micro-finance and other banking facilities to groups at centres without branches. An important strategy has been to understand the role of technology in providing cost-effective financial services to the poor, including the use of wireless technology to develop a low-cost banking model and the use of smart cards in rural banking.

We seek to disseminate our research and experience in each of these three areas, and plan to create web-based resource centres on the portal www.icicisocialinitiatives.org. In addition to the above core focus areas, we also support capacity-building in non-governmental organizations through the GIVE (Giving Impetus to Voluntary Effort) Foundation and the portal ICICIcommunities.org, which provides a variety of services. We also encourage appropriate research and institution-building efforts for the development of the Indian financial system. The web site, www.ICICIresearchcentre.org, is a virtual non-profit research centre that acts as a platform to encourage debate, and develop a non-partisan opinion on various issues of concern and interest in financial economics relating to emerging markets.

PUBLIC RECOGNITION

During fiscal 2002, we received several prestigious awards in recognition of our business strategies, customer services, human resources practices and transparency in financial reporting, including:

- The title "Best Retail Bank in India" by Asian Banker for the second consecutive year;
- Asian Business Leader Award (organized by CNBC Asia-Pacific and TNT) awarded to K. V. Kamath, Managing Director & CEO;
- Asian Banker's Product Innovation Award for "Kid-e-bank" account;
- Among the top three in a "Best Employer" study amongst the students of the best business schools in India conducted by ORG-MARG;
- Indian Express Marketing Excellence Award for the "Most Recalled Advertisement on Television"; and
- "Best Presented Accounts Award" in the category of banks and financial institutions from the Institute of Chartered Accountants of India, for the third consecutive year.

FINANCIALS AS PER INDIAN GAAP

The effective date of the merger of ICICI, ICICI PFS and ICICI Capital with ICICI Bank ("the merger") was May 3, 2002. However, the Appointed Date was March 30, 2002 as provided in the Scheme of Amalgamation. Accordingly, ICICI Bank's profit and loss account for fiscal 2002 includes the results of operations of ICICI, ICICI PFS and ICICI Capital for only two days i.e. March 30 and 31, 2002. In fiscal 2001, ICICI Bank had acquired Bank of Madura. The effective as well as appointed date of the merger of Bank of Madura with ICICI Bank was March 10, 2001. Accordingly, ICICI Bank's profit and loss account for fiscal 2001 included the results of operations of Bank of Madura for only 21 days. ICICI Bank's profit and loss account for fiscal 2002 is therefore not comparable with the profit and loss account for fiscal 2001.

ICICI Bank's operating profit increased 87.9% to Rs. 5.45 billion in fiscal 2002 as compared to Rs. 2.90 billion in fiscal 2001. ICICI Bank's profit after tax increased 60.3% to Rs. 2.58 billion in fiscal 2002 from Rs. 1.61 billion in fiscal 2001. The profit after tax for fiscal 2002 includes about Rs. 0.08 billion attributable to ICICI, ICICI PFS and ICICI Capital for March 30 and 31, 2002.

Operating Results Data

Rs. billion

	Fiscal 2001	Fiscal 2002	Growth %
Interest Income	12.42	**21.52**	73.3
Interest Expenditure	8.38	**15.59**	86.0
Net-interest income	4.04	**5.93**	46.8
Non-interest Income	2.20	**5.75**	161.4
– Fee income	1.71	**2.83**	65.5
– Trading gains	0.49	**2.92**	475.5
Operating Income	6.24	**11.68**	87.2
Operating Expenditure	3.34	**6.23**	86.5
Operating Profit	2.90	**5.45**	87.9
Provisions for non-performing assets	0.63	**2.68**	325.4
Write-back of depreciation on investments	0.06	**0.16**	166.7
Other Provisions	0.07	**0.03**	(57.1)
Profit before tax	2.26	**2.90**	28.3
Provision for tax	0.65	**0.32**	(50.8)
Net Profit	1.61	**2.58**	60.3

Net Interest Income and Spread Analysis

Rs. billion, except percentages

	Fiscal 2001	Fiscal 2002
Average interest-earning assets	113.88	**222.39**
Interest income	12.42	**21.52**
Average interest-bearing liabilities	104.30	**207.37**
Total interest expense	8.38	**15.59**
Net interest income	4.04	**5.93**
Net interest margin	3.55%	**2.67%**
Average yield	10.91%	**9.68%**
Average cost of funds	8.03%	**7.52%**
Yield spread	2.88%	**2.16%**

ICICI Bank's average yield, net interest margin and yield spread were adversely impacted by the large investments made in Government securities to comply with Statutory Liquidity Ratio (SLR) requirements on ICICI's outstanding liabilities that were transferred to ICICI Bank on merger. Government securities typically have lower rates of interest. The average volume of investments in Government securities increased by 186.9% to Rs. 84.69 billion in fiscal 2002 compared to fiscal 2001. Yields on advances were also impacted by the overall decline in interest rates in the economy. However, the total interest income and net interest income increased due to the increase in the average interest-earning assets. They also reflected the full-year impact of acquisition of Bank of Madura compared to less than a month in fiscal 2001. Interest income increased 73.3% to Rs. 21.52 billion in fiscal 2002 as compared to Rs. 12.42 billion in fiscal 2001, due to an increase of 95.3% in the average volume of interest-earning assets. This was offset in part by a decline of 123 basis points in yield on average interest-earning assets to 9.68% in fiscal 2002 from 10.91% in fiscal 2001.

Interest expense increased 86.0% to Rs. 15.59 billion in fiscal 2002 as compared to Rs. 8.38 billion in fiscal 2001, due to an increase of 98.8% in the average interest-bearing liabilities offset, in part, by a decline of 51 basis points in cost of funds. Net interest income increased 46.8% to Rs. 5.93 billion in fiscal 2002 primarily due to an increase of 95.3% in average interest-earning assets, offset, in part, by a decline of

88 basis points in net interest margin to 2.67%. The yield spread decreased by 72 basis points to 2.16% in fiscal 2002 from 2.88% in fiscal 2001.

Non-Interest Income

Non-interest income increased 161.4% to Rs 5.75 billion in fiscal 2002 as compared to Rs 2.20 billion in fiscal 2001. The components of non-interest income are discussed below:

Fee Income

Fee income increased 65.5% to Rs. 2.83 billion in fiscal 2002 as compared to Rs. 1.71 billion in fiscal 2001. Retail banking fee income increased 154.8% to Rs. 1.07 billion in fiscal 2002 as compared to Rs. 0.42 billion in fiscal 2001, primarily due to the growth in income from credit and debit cards. The number of credit cards increased to about 610,000 in fiscal 2002 from about 220,000 in fiscal 2001. The number of debit cards increased to about 600,000 in fiscal 2002 from only about 10,000 in fiscal 2001. Corporate banking fee income increased 36.4% to Rs. 1.76 billion in fiscal 2002 from Rs. 1.29 billion in fiscal 2001, driven primarily by a 71.4% increase in income from foreign exchange services, a 41.2% increase in income from guarantees and a 37.5% increase in income from cash management services.

Treasury Income

The total income from treasury-related activities increased to Rs. 2.92 billion in fiscal 2002 from Rs. 0.49 billion in fiscal 2001, due to the increase in trading profits on Government securities and corporate debt trading as a result of the declining interest rate environment.

Non-Interest Expense

Non-interest expense increased 86.5% to Rs. 6.23 billion in fiscal 2002 from Rs. 3.34 billion in fiscal 2001 primarily due to the full year's impact of the amalgamation of Bank of Madura, expenditure on refurbishment of branches taken over from Bank of Madura and growth in the retail franchise, including lease and maintenance of ATMs, credit card expenses, call centre expenses and technology expenses.

Non-interest expense as a percentage of average total assets decreased marginally to 2.66% in fiscal 2002 from 2.77% in fiscal 2001.

The following table sets forth, for the periods indicated, the break-up of the principal components of non-interest expense.

Rs. billion, except percentages

	Fiscal 2001	Fiscal 2002	Growth %
Staff cost	0.52	1.47	182.7
Repairs & maintenance	0.27	0.78	188.9
Rentals, taxes and lighting	0.36	0.66	83.3
Depreciation on fixed assets	0.36	0.64	77.8
Advertisement and publicity	0.14	0.08	(42.9)
Communications expense	0.21	0.38	81.0
Other	1.48	2.22	50.0
Total non-interest expense	3.34	6.23	86.5

Provisions and Write-offs

All credit exposures are classified as per Reserve Bank of India (RBI) guidelines into performing and non-performing assets. Non-performing assets are further classified into sub-standard, doubtful and loss assets. In fiscal 2002, ICICI Bank had a policy of making provisions as per the RBI guidelines. ICICI Bank also made additional provisions against specific non-performing assets where considered necessary by the management. ICICI Bank made aggregate provisions and write-offs against non-performing assets of Rs. 2.68 billion in fiscal 2002. The write-back on depreciation on investments was Rs. 0.16 billion in fiscal 2002. From fiscal 2001 ICICI had adopted an accelerated provisioning policy whereby provisions aggregating 50% of the secured portion of non-performing assets are made over a three-year period instead of a five-and-a-half year period prescribed by RBI. Subsequent to the merger, ICICI Bank has also adopted the same accelerated provisioning policy. Loss assets and the unsecured portion of doubtful assets are fully provided for / written off. Additional provisions are made against specific non-performing assets if considered necessary by the management. ICICI Bank made provision for other contingencies of Rs. 0.03 billion in fiscal 2002.

Income Tax Expense

Charge to profit for tax expense in fiscal 2002 was lower at Rs. 0.32 billion as compared to Rs. 0.65 billion in fiscal 2001, due to deferred tax credit of Rs. 0.90 billion accounted for in accordance with the provisions of Accounting Standard 22 issued by the Institute of Chartered Accountants of India, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. ICICI Bank's effective tax rate for fiscal 2002 was 11.0%.

FINANCIAL CONDITION

The merger has been accounted for under the purchase method of accounting. Accordingly, ICICI Bank has recorded the assets acquired from ICICI at carrying values adjusted to fair values wherever fair values are lower than the carrying values. The fair values of assets have been determined to the satisfaction of ICICI Bank, mainly on the basis of valuations conducted by independent valuers. The key areas of fair valuation included loans and all credit substitutes which were fair-valued by Deloitte Haskins & Sells; investments (including investments in venture capital funds) which were marked to market in accordance with the RBI guidelines; and fixed assets which have been incorporated at revalued amounts accounted for in the books of ICICI at June 30, 2001 on the basis of a report by an independent firm of valuers. Subsidiaries where the management does not have an established intent to sell or where regulatory constraints exist in reducing ICICI Bank's stake have been recorded at their carrying cost. The aggregate provisions and write-offs required consequent to the above fair valuation were Rs. 37.80 billion including provisions and write-offs of Rs. 9.02 billion against non-performing assets, Rs. 9.25 billion against investments and Rs. 19.53 billion against other assets. Of the above, provisions and write-offs aggregating Rs. 5.57 billion were charged to ICICI's profit and loss account prior to March 30, 2002, while the balance were adjusted against ICICI's reserves transferred to ICICI Bank on merger. It is probable that future provisions arising out of ICICI's asset book could result in taxation benefits. This has not been considered in the fair valuation exercise and no deferred tax impact has been considered in accordance with Accounting Standard 22.

Liabilities have been considered at values to the satisfaction of ICICI Bank having regard to the nature of the liabilities. These are primarily of fixed tenure and are generally contracted at fixed rates without repricing options. These cannot be ordinarily sold either in the open market or over the counter due to contractual obligations between ICICI (now transferred to ICICI Bank) and the liability holder.

The following table sets forth, for the periods indicated, the summarized balance sheet of ICICI Bank.

Rs. billion

	March 31, 2001	March 31, 2002
Assets:		
Cash, balances with banks & SLR	77.06	355.80
– Cash & balances with RBI & banks	35.94	127.87
– SLR investments	41.12	227.93
Advances	70.32	470.35
Debentures & bonds	30.70	64.36
Other investments	10.05	66.62
Fixed assets	3.84	42.39
Other assets	5.40	41.58
Total assets	197.37	1,041.10
Liabilities:		
Equity capital & reserves	13.13	62.49
– Equity capital	2.20	6.13
– Reserves	10.93	56.36
Preference capital	—	3.50
Deposits	163.78	320.85
– Savings deposits	18.81	24.97
– Current deposits	26.22	27.36
– Term deposits	118.75	268.52
Borrowings	12.01	589.70
Of which : Subordinated debt[1]	1.68	97.51
Other liabilities	8.45	64.56
Total liabilities	197.37	1,041.10

[1] Included in 'other liabilities' in schedule 5 of the balance sheet.

ICICI Bank's total assets increased to Rs. 1,041.10 billion at March 31, 2002 compared to Rs. 197.37 billion at March 31, 2001 primarily due to the merger. The increase in investments and cash and balances with RBI was due to compliance with SLR and Cash Reserve Ratio (CRR) requirements on ICICI's liabilities.

Total deposits increased 95.9% to Rs. 320.85 billion at March 31, 2002 from Rs.163.78 billion at March 31, 2001. This increase was achieved through a strong focus on deposit mobilization and fully leveraging the branch network acquired in the amalgamation of Bank of Madura, supported by migration of customer transaction volumes to non-branch channels. Savings account deposits increased 32.7% to Rs.24.97

billion in fiscal 2002 from Rs. 18.81 billion in fiscal 2001. Time deposits increased 126.1% in fiscal 2002. The greater increase in time deposits as compared to demand deposits was due to the large requirement of resources for compliance with SLR and CRR requirements in less than six months. Borrowings primarily reflect transfer of ICICI's liabilities aggregating Rs. 560.80 billion.

Despite the write-down of assets to the extent of Rs. 37.80 billion on account of fair valuation of ICICI's assets, ICICI Bank's capital adequacy ratio was 11.44% including Tier-I capital adequacy of 7.47% as against the regulatory requirement of 9%. The following table sets forth, for the periods indicated, details of ICICI Bank's capital adequacy.

Rs. billion, except percentages

	March 31, 2001		March 31, 2002	
	Amount	% of Risk-weighted assets	**Amount**	**% of Risk-weighted assets**
Tier I capital	13.02	10.42%	**58.87**	**7.47%**
Tier II capital	1.45	1.15%	**31.25**	**3.97%**
Total capital	14.47	11.57%	**90.12**	**11.44%**
Risk-weighted assets	125.05		**787.73**	

Select Ratios

The following table sets forth, for the periods indicated, certain key ratios.

	Fiscal 2001	Fiscal 2002
Return on Net Worth (%)	12.98	**17.74**
Return on Assets[1] (%)	1.34	**1.10**
Earnings per Share (Rs.)	8.13	**11.61**
Book Value (Rs.)	59.57	**102.04**
Average earning assets / Total average assets (%)	94.51	**95.07**
Non-interest income to total income (%)	15.05	**21.08**
Cost to income (%)	53.53	**53.32**
Cost to average assets (%)	2.77	**2.66**

[1] Return on assets is based on average daily assets.

RECONCILIATION OF PROFITS AS PER INDIAN GAAP AND AS PER US GAAP

Under US GAAP, business combinations are accounted for in the accounting period in which they are consummated and not in a previous accounting period. The sanction of the High Court of Bombay and approval of RBI to the merger were received in April 2002. Therefore, the date of merger for accounting purposes under US GAAP was April 1, 2002 and not March 30, 2002. Accordingly, ICICI Bank's US GAAP accounts for fiscal 2002 do not reflect the results of operations, assets and liabilities of ICICI, ICICI PFS and ICICI Capital, or of subsidiaries of ICICI that have now become subsidiaries of ICICI Bank.

The net income as per US GAAP in fiscal 2002 increased to Rs. 2.04 billion as compared to Rs.1.31 billion in fiscal 2002. The following table sets forth, for the periods indicated, the reconciliation of profit after tax as per Indian GAAP with net income as per US GAAP.

Rs. billion

	Fiscal 2001	**Fiscal 2002**
Profit after tax as per Indian GAAP	1.61	**2.58**
Adjustments as per US GAAP		
– Profits of ICICI, ICICI Capital & ICICI PFS for two days included under Indian GAAP	—	**(0.08)**
– Deferred taxation	0.44	**0.21**
– Provisions for credit losses	(0.40)	**0.10**
– MTM on trading & AFS portfolio	(0.41)	**(0.05)**
– Premium & processing fee amortization	(0.09)	**(0.34)**
– Business combinations in respect of Bank of Madura merger	—	**(0.17)**
– Others	0.16	**(0.21)**
Total adjustments as per US GAAP	(0.30)	**(0.54)**
Net income as per US GAAP	1.31	**2.04**

ASSET QUALITY AND COMPOSITION

Loan Portfolio

ICICI Bank follows a strategy of building a diversified and de-risked asset portfolio and limiting or correcting concentrations in particular sectors.

ICICI Bank limits its exposure to any particular industry to 15.0% of its total exposure. The following table sets forth ICICI Bank's industry-wise exposure at March 31, 2002.

Rs. billion

Industry	Exposure[1]	% of total
Iron & steel	89.34	10.9
Electricity	87.53	10.7
Retail[2]	77.35	9.4
Services	74.78	9.1
Textiles	51.14	6.2
Crude petroleum & refining	42.01	5.1
Telecommunications	40.82	5.0
Engineering	28.50	3.5
Electronics	24.21	3.0
Cement	22.67	2.8
Metal & metal products	21.26	2.6
Chemicals	20.96	2.6
Automobiles	17.93	2.2
Paper & paper products	17.51	2.1
Man-made fibres	13.40	1.6
Roads, ports & railways	12.84	1.6
Hotels	12.37	1.5
Food processing	12.03	1.5
Plastics	11.41	1.4
Fertilisers	10.06	1.2
Non-banking finance companies	10.06	1.2
Drugs & pharmaceuticals	9.77	1.2
Petrochemicals	9.49	1.1
Sugar	8.97	1.1
Mining	8.93	1.1
Shipping	8.59	1.0
Agriculture	4.25	0.5
Rubber & rubber products	3.91	0.5
Other infrastructure	2.18	0.3
Miscellaneous	65.63	8.0
Total	819.90	100.0

1 Includes principal outstanding, charges and non-fund-based exposures at 50% and is gross of write-offs and provisions.

2 Including portfolio of ICICI Home Finance Company Limited, a wholly-owned subsidiary.

At March 31, 2002, the largest exposure to a single industry, iron & steel, was 10.9% of the total exposure. Retail finance represents the fastest growing segment and constituted 9.4% of total exposure at

March 31, 2002. Other sectors that constituted a significant portion of exposure were electricity (10.7%) and services (9.1%).

As per RBI guidelines, the current exposure ceiling for a single borrower is 15% of total capital and for a group of borrowers is 40% of total capital. In the case of financing for infrastructure projects, the limit for a group may be extended to 50% of total capital. Total capital comprises Tier I and Tier II capital as defined for determining capital adequacy.

The largest borrower at March 31, 2002 accounted for approximately 2.4% of ICICI Bank's total exposure and 21.4% of ICICI Bank's total capital. The excess of the exposure over the prescribed limit is due to the reduction in total capital consequent to fair valuation of ICICI's assets. We have applied to RBI seeking its permission to exceed the exposure limit. The largest borrower group at March 31, 2002 accounted for approximately 4.5% of ICICI Bank's total exposure and 41.3% of ICICI Bank's total capital which is within the prescribed limit taking into account infrastructure financing. At March 31, 2002, ICICI Bank's ten largest individual borrowers in aggregate accounted for approximately 14.6% of its total exposure and its ten largest borrower groups in aggregate accounted for approximately 21.7% of its total exposure.

CLASSIFICATION OF LOAN ASSETS

All credit exposures are classified as per RBI guidelines into performing and non-performing assets. Further, non-performing assets are classified into sub-standard, doubtful and loss assets. The RBI guidelines require restructured assets to be separately disclosed.

ICICI Bank makes provisions for substandard and doubtful assets at rates higher than those prescribed by RBI. A provision of 50% is made over a three-year period instead of five and a half years as prescribed by RBI. Loss assets and unsecured portion of doubtful assets are fully provided / written off. Over and above this, additional provisions are made against specific non-performing assets, if in the opinion of the management increased provisions are necessary. Non-performing assets acquired in the merger were fair valued and additional provisions recorded to reflect the fair valuation. For restructured or rescheduled assets, provision is made in accordance with the guidelines issued by the RBI, which require that the difference between the present values of the future interest as per the original loan agreement and the present values of future interest on the basis of rescheduled terms be provided at the time of restructuring.

The following table sets forth classification of net customer assets (net of write-offs and provisions) of ICICI Bank at March 31, 2002.

Rs. billion

	March 31, 2002
Loss assets	—
Doubtful assets	**21.80**
Sub-standard assets	**12.57**
Of which, restructured sub-standard assets	**0.18**
Less: general provisions held against non-performing assets	**7.16**
Standard assets	**548.05**
Of which, restructured standard assets	**46.98**
Net customer assets	**575.26**

1. All loss assets have been written off or provided for.
2. Provisions of Rs. 7.16 billion are held as general provisions against non-performing assets.
3. Standard assets have not been adjusted for general provisions.

The ratio of net non-performing assets to net customer assets increased to 4.7% at March 31, 2002 from 1.4% at March 31, 2001 due to the merger. At March 31, 2002, the gross non-performing assets (net of write-offs) were Rs. 53.69 billion. Including write-offs against ICICI's assets, the gross non-performing assets work out to Rs. 74.66 billion. The coverage ratio (i.e. total provisions and write-offs made against non-performing assets as a percentage of gross non-performing assets) at March 31, 2002 was 63.6%.

As per RBI guidelines, a general provision of 0.25% is required to be made on standard assets. ICICI Bank has a policy of making an additional general provision of 0.25%, thus making total general provision of 0.50% on standard assets. Consequent to the fair valuation of ICICI's assets for the merger, ICICI Bank had a provision of Rs. 21.71 billion against standard assets transferred from ICICI, amounting to a provisioning cover of 4.5% against those assets.

From the current year, ICICI Bank has adopted a policy of making general provisions of 2% against credit card outstandings, personal loans, consumer durable loans and dealer funding, 0.50% against home loans and 1% against all other standard assets (excluding ICICI's corporate and project finance portfolio which was fair-valued for the merger).

At March 31, 2002, the net outstanding amount of the 20 largest non-performing cases where ICICI Bank has decided to recall loans and enforce its security interest against the borrowers was Rs. 4.65 billion with no individual borrower accounting for more than Rs. 0.90 billion. At March 31, 2002, the net outstanding amount of the 20 largest non-performing cases, other than where ICICI Bank had decided to recall loans, aggregated Rs. 12.31 billion, with no individual borrower accounting for more than Rs. 1.70 billion.

Classification of Non-Performing Loans by Industry

The following table sets forth the classification of net non-performing loans by industry sector at March 31, 2002.

Rs. billion, except percentage

Industry	Net outstanding	% of total
Iron & steel	5.28	15.4
Textiles	5.19	15.1
Man-made fibres	2.85	8.3
Chemicals	2.71	7.9
Engineering	2.42	7.0
Metal & metal products	2.01	5.8
Food processing	1.67	4.9
Petrochemicals	1.38	4.0
Paper & paper products	1.36	4.0
Drugs	1.18	3.4
Cement	1.03	3.0
Plastic	0.93	2.7
Electronics	0.74	2.2
Sugar	0.55	1.6
Hotels	0.52	1.5
Shipping	0.31	0.9
Non-banking finance companies	0.30	0.9
Rubber & rubber products	0.25	0.7
Services	0.25	0.7
Miscellaneous & others	3.44	10.0
Total of above	34.37	100.0
Less: general provisions held against non-performing loans	(7.16)	
Net non-performing loans	27.21	

Safe Harbour Clause

Except for the historical information contained herein, statements in this document which contain words or phrases such as 'will', 'would', etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

ICICI Bank

REGISTERED OFFICE

Landmark
Race Course Circle
Vadodara 390 007

CORPORATE OFFICE

ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051

STATUTORY AUDITORS

S.B. Billimoria & Co.
Chartered Accountants
Meher Chambers
R. Kamani Road
Ballard Estate
Mumbai 400 001

REGISTRARS AND SHARE TRANSFER AGENTS

ICICI Infotech Services Limited
Maratha Mandir Annexe
Dr. Anand Rao Nair Road
Near Mumbai Central Station
Mumbai 400 008.

auditors' report

to the members of ICICI BANK LIMITED

We have audited the attached Balance Sheet of ICICI BANK LIMITED as at March 31, 2002 and also the annexed Profit and Loss Account of the Bank for the year ended on that date in which are incorporated the assets and liabilities of erstwhile ICICI Limited (ICICI), ICICI Capital Services Limited (ICICI Capital) and ICICI Personal Financial Services Limited (ICICI PFS) as certified by the auditors of ICICI, ICICI Capital and ICICI PFS respectively for the purposes of amalgamation into the Bank effective March 30, 2002 and the returns of one hundred and thirty four branches audited by us, one hundred and twenty four branches audited by branch auditors and unaudited returns of one hundred branches in respect of which exemption has been granted by the Central Government under Rule 4 (1) of the Companies (Branch Audit Exemption) Rules, 1961 from the provisions of sub-sections (1) and (3) of Section 228 of the Companies Act, 1956. These unaudited branches account for 0.12% of advances and 5.08% of deposits as at March 31, 2002; 0.30% of interest income and 5.31% of interest expense for the year. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report as follows:

(1) The Balance Sheet and the Profit and Loss Account have been drawn up in accordance with the provisions of Section 29 of the Banking Regulation Act, 1949, read with Section 211 of the Companies Act, 1956.

(2) The reports on accounts of the branches audited by Branch Auditors have been dealt with in preparing our report in the manner considered necessary by us.

(3) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit and have found them to be satisfactory.

(4) The transactions of the Bank, which have come to our notice, have been within the powers of the Bank.

(5) In our opinion, proper books of account as required by law have been kept by the Bank so far as it appears from our examination of those books and proper returns adequate for the purposes of our audit have been received from the branches of the Bank.

(6) The Balance Sheet and the Profit and Loss Account dealt with by this report are in agreement with the books of account and the Branch returns.

(7) In our opinion, the Balance Sheet and the Profit and Loss Account dealt with by this report are in compliance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956, in so far as they apply to banks.

(8) In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956 in the manner so required for banking companies in conformity with the accounting principles generally accepted in India and on such basis, give a true and fair view :

    (i) in the case of the Balance Sheet, of the state of affairs of the Bank as at March 31, 2002; and

    (ii) in the case of the Profit and Loss Account, of the profit of the Bank for the year ended on that date.

(9) On the basis of the written representations from the directors, taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2002 from being appointed as a director under Section 274 (1)(g) of the Companies Act, 1956.

For S. B. BILLIMORIA & CO.
Chartered Accountants

P. R. RAMESH
Partner

Mumbai, May 3, 2002

balance sheet

ICICI Bank **as at March 31, 2002**

	Schedule	(Rs. in '000s)	As on 31-03-2001
CAPITAL AND LIABILITIES			
Capital	1	963,03,14	220,35,87
Reserves and Surplus	2	5635,54,31	1092,25,93
Deposits	3	32085,11,11	16378,20,78
Borrowings	4	49218,65,92	1032,79,36
Other Liabilities and Provisions	5	16207,57,56	1012,97,09
TOTAL		104109,92,04	19736,59,03
ASSETS			
Cash and balance with Reserve Bank of India	6	1774,46,82	1231,66,29
Balances with banks and money at call and short notice	7	11011,88,17	2362,02,54
Investments	8	35891,07,97	8186,86,26
Advances	9	47034,86,61	7031,45,62
Fixed Assets	10	4239,34,43	384,74,87
Other Assets	11	4158,28,04	539,83,45
TOTAL		104109,92,04	19736,59,03
Contingent Liabilities	12	39446,58,58	13848,00,77
Bills for Collection		1323,41,84	1229,79,87
Significant Accounting Policies and Notes to Accounts	18		
Cash Flow Statement	19		

The Schedules referred to above form an integral part of the Balance Sheet

As per our Report of even date

For S.B. BILLIMORIA & CO.
Chartered Accountants

P. R. RAMESH
Partner

Place : Mumbai
Date : May 3, 2002

JYOTIN MEHTA
General Manager & Company Secretary

For and on behalf of the Board of Directors

N. VAGHUL
Director

K. V. KAMATH
Managing Director & CEO

H. N. SINOR
Joint Managing Director

LALITA D. GUPTE
Joint Managing Director

CHANDA D. KOCHHAR
Executive Director

KALPANA MORPARIA
Executive Director

NACHIKET MOR
Executive Director

S. MUKHERJI
Executive Director

G. VENKATAKRISHNAN
General Manager

BALAJI SWAMINATHAN
Chief Financial Officer

profit and loss account

for the year ended March 31, 2002

	Schedule	(Rs. in '000s)	Year ended 31.03.2001
I. INCOME			
Interest earned	13	**2151,92,97**	*1242,13,16*
Other income	14	**574,65,98**	*220,34,02*
TOTAL		**2726,58,95**	*1462,47,18*
II. EXPENDITURE			
Interest expended	15	**1558,92,35**	*837,67,23*
Operating expenses	16	**622,57,70**	*334,62,64*
Provisions and contingencies	17	**286,79,00**	*129,07,57*
TOTAL		**2468,29,05**	*1301,37,44*
III. PROFIT/LOSS			
Net profit for the year		**258,29,90**	*161,09,74*
Profit brought forward		**82,94**	*79,90*
TOTAL		**259,12,84**	*161,89,64*
IV. APPROPRIATIONS/TRANSFERS			
Statutory Reserve		**65,00,00**	*80,00,00*
Investment Fluctuation Reserve		**16,00,00**	*6,50,00*
Special Reserve		**14,00,00**	—
Revenue and other Reserves		**96,00,00**	*26,00,00*
Proposed Dividend		—	*44,07,17*
Interim dividend paid		**44,07,17**	—
Corporate dividend tax		**4,49,53**	*4,49,53*
Balance carried over to Balance Sheet		**19,56,14**	*82,94*
TOTAL		**259,12,84**	*161,89,64*
Significant Accounting Policies and Notes to Accounts	18		
Cash Flow Statement	19		
Earning per Share (Refer note C. 5.3)			
Basic and Diluted (Rs.)		11.61	8.13

The Schedules referred to above form an integral part of the Profit and Loss Account

As per our Report of even date

For S.B. BILLIMORIA & CO.
Chartered Accountants

P. R. RAMESH
Partner

Place : Mumbai
Date : May 3, 2002

JYOTIN MEHTA
General Manager & Company Secretary

For and on behalf of the Board of Directors

N. VAGHUL
Director

K. V. KAMATH
Managing Director & CEO

H. N. SINOR
Joint Managing Director

LALITA D. GUPTE
Joint Managing Director

CHANDA D. KOCHHAR
Executive Director

KALPANA MORPARIA
Executive Director

NACHIKET MOR
Executive Director

S. MUKHERJI
Executive Director

G. VENKATAKRISHNAN
General Manager

BALAJI SWAMINATHAN
Chief Financial Officer

	(Rs. in '000s)	As on 31.03.2001
SCHEDULE 1 – CAPITAL		
Authorised Capital		
30,00,00,000 equity shares of Rs. 10 each[1]	**300,00,00**	*300,00,00*
Issued, Subscribed and Paid-up Capital		
22,03,58,680 (Previous year 19,68,18,880) equity shares of Rs. 10 each including 3,18,18,180 underlying equity shares consequent on USD 175 million ADS issue in March 2000 and 2,35,39,800 equity shares issued to shareholders of Bank of Madura Limited on amalgamation	220,35,87	196,81,89
Less: Calls unpaid	—	—
Add: Forfeited shares	—	—
Share Capital Suspense (Current year : represents face value of 39,26,72,724 equity shares to be issued to shareholders of ICICI Limited on amalgamation Previous year : represents face value of 2,35,39,800 equity shares to be issued to shareholders of Bank of Madura Limited on amalgamation)	392,67,27	23,53,98
Preference Share Capital Suspense[2] [Represents face value of 350 preference shares to be issued to preference shareholders of ICICI Limited on amalgamation redeemable at par on April 20, 2018]	**350,00,00**	—
TOTAL	**963,03,14**	*220,35,87*

1 Pursuant to the Scheme of Amalgamation of ICICI Limited, ICICI Capital Services Limited and ICICI Personal Financial Services Limited with ICICI Bank Limited, the authorised capital has increased from Rs. 300 crores to Rs. 2,250 crores.

2 As per the notification received from Ministry of Finance the restriction of Section 12 (1) of the Banking Regulation Act, 1949, prohibiting banks established after 1944 from holding preference shares, is not applicable to the Bank for a specified period.

	(Rs. in '000s)	As on 31.03.2001
SCHEDULE 2 – RESERVES AND SURPLUS		
I. Statutory Reserve		
Opening balance	184,43,07	103,86,00
Additions during the year [Previous year : includes Rs. 57.07 lacs on amalgamation]	65,00,00	80,57,07
Deductions during the year	—	—
Closing balance	249,43,07	184,43,07
II. Debenture Redemption Reserve		
Opening balance	—	—
Additions during the year [on amalgamation]	10,00,00	—
Deductions during the year	—	—
Closing balance	10,00,00	—
III. Special Reserve		
Opening balance	—	—
Additions during the year [includes Rs. 108000.00 lacs on amalgamation]	1094,00,00	—
Deductions during the year	—	
Closing balance	1094,00,00	—
IV. Share Premium		
Opening balance	804,54,36	769,03,18
Additions during the year [Previous year : includes Rs. 3551.18 lacs on amalgamation]	—	35,51,18
Deductions during the year	—	—
Closing balance	804,54,36	804,54,36
V. Investment Fluctuation Reserve		
Opening balance	11,33,50	4,83,50
Additions during the year	16,00,00	6,50,00
Deductions during the year	—	—
Closing balance	27,33,50	11,33,50
VI. Revenue and other Reserves		
Opening balance	*91,12,06	74,82,00
Additions during the year	**3339,55,18	28,07,05
Deductions during the year	—	(11,76,99)
Closing balance	3430,67,24	91,12,06
VII. Balance in Profit and Loss Account	19,56,14	82,94
TOTAL	5635,54,31	1092,25,93

* Includes
a) amount transferred on amalgamation with Bank of Madura Limited Rs. 207.05 lacs and
b) Rs. 1176.99 lacs being excess of face value of equity shares issued over net assets and reserves of Bank of Madura Limited on amalgamation.

** Comprises
a) Rs. 321082.23 lacs on amalgamation of ICICI Limited, ICICI Capital Services Limited and ICICI Personal Financial Services Limited with the Bank.
b) Rs. 3272.95 lacs being deferred tax credit for earlier years on adoption of Accounting Standard 22.
c) Rs. 9600.00 lacs transferred from Profit and Loss Account.

	(Rs. in '000s)	As on 31.03.2001
SCHEDULE 3 – DEPOSITS		
A. I. Demand Deposits		
i) From banks	108,99,46	75,63,97
ii) From others	2627,15,87	2546,21,81
II. Savings Bank Deposits	2497,00,29	1880,63,55
III. Term Deposits		
i) From banks	4422,95,83	2098,45,63
ii) From others	22428,99,66	9777,25,82
TOTAL	32085,11,11	16378,20,78
B. I. Deposits of branches in India	32085,11,11	16378,20,78
TOTAL	32085,11,11	16378,20,78
SCHEDULE 4 – BORROWINGS		
I. Borrowings In India		
i) Reserve Bank of India	140,89,00	301,24,00
ii) Other banks	2687,59,80	397,79,88
iii) Other institutions and agencies		
a) Government of India	600,93,57	—
b) Financial Institutions	1388,26,23	325,13,70
II. Borrowings in the form of		
a) Deposits taken over from ICICI Limited	4250,75,96	—
b) Commercial Paper	549,53,06	—
c) Bonds and Debentures (excluding subordinated debt)		
1) Debentures and Bonds guaranteed by the Government of India	1824,00,00	—
2) Tax free Bonds	80,00,00	—
3) Non convertible portion of partly convertible notes	133,19,36	—
4) Borrowings under private placement of bonds carrying maturity of one to thirty years from the date of placement	17909,68,17	—
5) Bonds Issued under multiple option/safety bonds series		
– Regular Interest Bonds	3417,52,31	—
– Deep Discount Bonds	621,41,22	—
– Bonds with premium warrants	50,60,78	—
– Encash Bonds	249,30,30	—
– Tax Saving Bonds	7493,31,63	—
– Easy Instalment Bonds	3,13,59	—
– Pension Bonds	5,17,27	—
6) Application Money pending allotment	537,44,95	—
III. Borrowings outside India		
i) From Multilateral/Bilateral Credit Agencies (guaranteed by the Government of India equivalent of Rs. 221988.43 lacs)	2521,36,94	—
ii) From International Banks, Institutions and Consortiums	2934,76,58	8,61,78
iii) By way of Bonds and Notes	1819,75,20	—
TOTAL	49218,65,92	1032,79,36

Secured borrowings in I, II and III above is Rs. NIL

Continued

SCHEDULE 5 – OTHER LIABILITIES AND PROVISIONS

	(Rs. in '000s)	As on 31.03.2001
I. Bills payable	817,33,13	380,56,43
II. Inter-office adjustments (net)	33,04,59	–
III. Interest accrued	2289,51,18	55,64,53
IV. Unsecured Redeemable Debentures/Bonds [Subordinated for Tier II Capital]	9751,31,41	168,00,00
V. Others		
a) Security Deposits from Clients	386,55,61	–
b) Sundry creditors	1153,98,51	–
c) Received for disbursements under special program	254,72,97	–
d) Swap Suspense (Refer Note C. 7 b)	25,39,10	–
e) ERAS Exchange Fluctuation Account	67,93,47	–
f) Other Liabilities (including provisions)*	1427,77,59	408,76,13
TOTAL	16207,57,56	1012,97,09

* Includes Deferred Tax Liability of Rs. 15476.29 lacs [Previous year Rs. NIL] [Refer Note C. 5.1]

SCHEDULE 6 – CASH AND BALANCES WITH RESERVE BANK OF INDIA

	(Rs. in '000s)	As on 31.03.2001
I. Cash in hand (including foreign currency notes)	245,89,91	100,74,00
II. Balances with Reserve Bank of India in current accounts	1528,56,91	1130,92,29
TOTAL	1774,46,82	1231,66,29

SCHEDULE 7 – BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE

	(Rs. in '000s)	As on 31.03.2001
I. In India		
i) Balances with banks		
a) in Current Accounts	896,06,84	81,38,82
b) in Other Deposit Accounts	1922,14,25	461,44,97
ii) Money at call and short notice		
a) with banks	3924,10,81	717,03,05
b) with other institutions	230,00,00	—
TOTAL	6972,31,90	1259,86,84
II. Outside India		
i) in Current Accounts	150,33,22	32,76,25
ii) in Other Deposit Accounts	1288,19,05	3,31,00
iii) Money at call and short notice	2601,04,00	1066,08,45
TOTAL	4039,56,27	1102,15,70
GRAND TOTAL (I + II)	11011,88,17	2362,02,54

	(Rs. in '000s)	As on 31.03.2001
SCHEDULE 8 – INVESTMENTS		
I. Investments in India		
i) Government securities	22722,31,29	4070,44,09
ii) Other approved securities	70,46,44	41,49,29
iii) Shares	1908,64,68	125,11,85
iv) Debentures and Bonds	6436,35,59	3070,08,11
v) Subsidiaries and/or joint ventures	606,73,31	—
vi) Others (CPs, Mutual Fund Units, etc.)	4134,44,99	871,77,46
TOTAL	35878,96,30	8178,90,80
II. Investments outside India		
i) Subsidiaries and/or joint ventures abroad	1,44,88	—
ii) Others	10,66,79	7,95,46
TOTAL	12,11,67	7,95,46
GRAND TOTAL (I + II)	35891,07,97	8186,86,26

	(Rs. in '000s)	As on 31.03.2001
SCHEDULE 9 – ADVANCES		
A. i) Bills purchased and discounted	1654,12,23	1087,04,14
ii) Cash credits, overdrafts and loans repayable on demand	2402,50,73	4970,91,00
iii) Term loans	42147,65,94	973,50,48
iv) Securitisation, Finance lease and Hire Purchase receivables	830,57,71	—
TOTAL	47034,86,61	7031,45,62
B. i) Secured by tangible assets [includes advances against Book Debt]	44604,24,64	4947,34,57
ii) Covered by Bank/Government Guarantees	1029,36,11	448,93,43
iii) Unsecured	1401,25,86	1635,17,62
TOTAL	47034,86,61	7031,45,62
C. I. Advances in India		
i) Priority Sector	1985,91,44	1184,66,41
ii) Public Sector	4356,20,87	844,12,74
iii) Banks	179,44,97	90,66,30
iv) Others	40451,25,12	4912,00,17
TOTAL	46972,82,40	7031,45,62
II. Advances outside India		
i) Due from banks	—	—
ii) Due from others		
a) Bills purchased and discounted	—	—
b) Syndicated loans	—	—
c) Others	62,04,21	—
TOTAL	62,04,21	—
GRAND TOTAL (C. I and II)	47034,86,61	7031,45,62

	(Rs. in 000s)	As on 31-03-2001
SCHEDULE 10 – FIXED ASSETS		
I. Premises		
At cost as on March 31 of preceding year	203,08,68	144,74,06
Additions during the year	16,57,90	12,09,53
Additions on Amalgamation	1237,78,06	46,25,09
Deductions during the year	(14,27,91)	—
Depreciation to date [Previous year : includes Rs.430.20 lacs on amalgamation]	(39,09,37)	(29,23,34)
II. Other Fixed Assets (including Furniture and Fixtures)		
At cost as on March 31 of preceding year	253,52,45	112,23,78
Additions during the year	119,48,08	77,75,93
Additions on Amalgamation	341,33,58	63,81,17
Deductions during the year	(98,26)	(28,43)
Depreciation to date [Previous year : includes Rs.3605.80 lacs on amalgamation]	(148,05,52)	(105,74,14)
III. Assets given on Lease		
At cost as on March 31 of preceding year *	133,06,63	58,16,35
Additions during the year	—	—
Additions on amalgamation	2227,05,82	74,90,28
Deductions during the year	(22,36,40)	—
Depreciation to date, accumulated lease adjustment and provisions (Previous year : includes Rs.3182.56 lacs on amalgamation)	(67,79,31)	(69,95,41)
TOTAL	4239,34,43	384,74,87

*Includes repossessed Leased Asset Rs. 960.00 lacs [Previous year Rs. 960.00 lacs]

SCHEDULE 11 – OTHER ASSETS		
I. Inter-office adjustments (net)	—	5,12,00
II. Interest accrued	1847,38,46	224,73,93
III. Tax paid in advance/tax deducted at source (net)	987,00,68	105,13,90
IV. Stationery and Stamps	50,34	10,88
V. Non-banking assets acquired in satisfaction of claims	206,77,95	7,64,53
VI. Others		
a) Advance for Capital Assets	198,74,49	19,22,83
b) Outstanding Fees and Other Income	191,08,61	—
c) Exchange Fluctuation Suspense with Government of India (Refer Note C. 7 a)	111,19,19	—
d) Recoverable from Subsidiary Companies	19,93,41	—
e) Others *	595,64,91	177,85,38
TOTAL	4158,28,04	539,83,45

* Includes a) unamortised ADS issue expenses Rs. NIL [Previous year Rs. 1018.51 lacs]
b) Rs. 12444.96 lacs (representing 10,13,95,949 equity shares) transferred to a Board of Trustees being shares held by ICICI Limited in ICICI Bank Limited.

SCHEDULE 12 – CONTINGENT LIABILITIES		
I. Claims against the Bank not acknowledged as debts	1023,26,37	54,79,37
II. Liability for partly paid investments	261,51,61	34,00,00
III. Liability on account of outstanding forward exchange contracts	15254,59,16	8846,81,86
IV. Guarantees given on behalf of constituents in India	9351,60,16	1345,98,32
V. Acceptances, endorsements and other obligations	1739,10,49	1286,90,93
VI. Currency Swaps	2041,46,75	871,03,40
VII. Interest Rate Swaps	7854,15,65	1138,03,00
VIII. Other items for which the Bank is contingently liable	1920,88,39	270,43,89
TOTAL	39446,58,58	13848,00,77

ICICI Bank **forming part of the Profit and Loss Account**

	(Rs. in '000s)	Year ended 31.03.2001
SCHEDULE 13 – INTEREST EARNED		
I. Interest/discount on advances/bills	771,66,71	570,90,65
II. Income on investments	1233,80,00	555,72,59
III. Interest on balances with Reserve Bank of India and other inter-bank funds	122,61,91	108,67,02
IV. Others	23,84,35	6,82,90
TOTAL	2151,92,97	1242,13,16
SCHEDULE 14 – OTHER INCOME		
I. Commission, exchange and brokerage	229,78,41	139,52,62
II. Profit on sale of investments (net)	305,71,34	19,21,28
III. Profit/(Loss) on revaluation of investments (net)	(14,59,97)	13,77,29
IV. Loss on sale of land, buildings and other assets (net)	(6,27)	(13,09)
V. Profit on exchange transactions (net)	37,29,83	41,61,20
VI. Miscellaneous Income	16,52,64	6,34,72
TOTAL	574,65,98	220,34,02
SCHEDULE 15 – INTEREST EXPENDED		
I. Interest on deposits	1388,92,52	725,44,35
II. Interest on Reserve Bank of India/inter-bank borrowings	47,83,87	32,05,07
III. Others	122,15,96	80,17,81
TOTAL	1558,92,35	837,67,23
SCHEDULE 16 – OPERATING EXPENSES		
I. Payments to and provisions for employees	147,17,74	51,71,02
II. Rent, taxes and lighting	66,27,83	36,48,49
III. Printing and stationery	35,30,22	24,17,24
IV. Advertisement and publicity	7,96,57	14,33,07
V. Depreciation on Bank's property	64,09,13	36,75,71
VI. Directors' fees, allowances and expenses	15,69	17,92
VII. Auditors' fees and expenses (including branch auditors)	30,76	28,66
VIII. Law Charges	1,51,49	53,78
IX. Postages, Telegrams, Telephones, etc.	37,72,26	20,83,61
X. Repairs and maintenance	78,33,46	27,11,42
XI. Insurance	14,14,98	6,37,42
XII. Other expenditure*	169,57,57	115,84,30
TOTAL	622,57,70	334,62,64

* Includes Rs. 915.40 lacs [Previous year Rs. 1047.16 lacs] amortisation of ADS issue expenses

	(Rs. in '000s)	Year ended 31.03.2001
SCHEDULE 17 – PROVISIONS AND CONTINGENCIES		
I. Income Tax – Current period Tax Rs. 121,33,00 – Deferred Tax adjustment (Rs. 90,33,00)	31,00,00	65,05,00
II. Wealth Tax	50,00	37,00
III. Additional depreciation/ (write-back of depreciation) on investments	(15,70,00)	(6,49,43)
IV. Provision for non-performing assets (net) [incl. Provision for standard assets and after accounting for provisions required on certain accounts stated in Note B. 3(a) (ii)]	268,29,00	63,55,00
V. Others	2,70,00	6,60,00
TOTAL	286,79,00	129,07,57

SCHEDULE 18

A. SIGNIFICANT ACCOUNTING POLICIES

1. Overview

ICICI Bank Limited ("ICICI Bank" or "the Bank"), incorporated in the State of Gujarat having Registered Office at Vadodara, India, is a publicly held bank providing a wide range of banking and financial services including retail lending, commercial lending, trade finance and treasury products. ICICI Bank is a banking company governed by the Banking Regulation Act, 1949.

In fiscal 2001, ICICI Bank acquired and merged Bank of Madura into itself in an all-stock deal. Effective March 30, 2002, ICICI Bank acquired 100% of the outstanding equity shares of ICICI Limited ("ICICI") and ICICI's interest in its subsidiaries in an all-stock deal accounted for under the purchase method of accounting.

2. Basis of Preparation

The accounting and reporting policies of ICICI Bank used in the preparation of these financial statements reflect the banking industry practices and conform with Generally Accepted Accounting Principles ("GAAP") in India and the guidelines issued by the Reserve Bank of India ("RBI") from time to time. The Bank follows the accrual method of accounting and historical cost convention.

The preparation of financial statements requires that management makes estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Actual results could differ from these estimates.

Since the appointed date of the merger of ICICI is March 30, 2002 the financials include the results of the operations for the full year of ICICI Bank and from the appointed date for ICICI. As more fully explained in Part B the results of operations of ICICI Limited, ICICI Personal Financial Services Limited and ICICI Capital Services Limited upto the appointed date are accounted in accordance with the scheme of amalgamation and Accounting Standard 14 on 'Accounting for Amalgamations' issued by the Institute of Chartered Accountants of India. The accounting policies described below have to be read together with the aforesaid note.

3. Revenue Recognition

a) Interest income is recognised in the Profit and Loss Account as it accrues except in the case of non-performing assets where it is not reckoned as income in the accounts unless realised in cash.

b) Income on hire purchase operations is accrued in a manner so as to provide a fixed return on outstanding investments.

c) Income from leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period. In respect of leases effected from April 1, 2001, finance leases have been accounted as per Accounting Standard 19 issued by the Institute of Chartered Accountants of India.

d) Income on discounted instruments is recognised over the tenure of the instrument.

e) Dividend is accounted on an accrual basis when the Bank's right to receive the dividend is established.

f) Front end fees, premium earned on prepayment of loans, fee income arising from sell down of assets and fees earned on restructured (including realignment of interest rates) loans are recognised upfront on their becoming due.

g) Guarantee commission is recognised over the period of the guarantee.

4. Investments

Investments are valued in accordance with the extant RBI guidelines on investment classification and valuation as under:

a) All investments are classified under three categories, viz., 'Held to Maturity', 'Available for Sale' and 'Trading'. Under each category the investments are further classified under (a) Government Securities (b) Other approved Securities (c) Shares (d) Bonds and Debentures (e) Subsidiaries and Joint Ventures and (f) Others.

b) 'Held to Maturity' securities are carried at acquisition cost or at amortised cost if acquired at a premium over the face value. A provision is made for diminution other than temporary.

c) 'Available for Sale' and 'Trading' securities are valued periodically as per Reserve Bank of India guidelines.

The market value of SLR securities for the purpose of periodical valuation of investments included in the Available for Sale and Trading categories is as per the rates put out by Fixed Income Money Market and Derivatives Association ("FIMMDA").

The valuation of non-SLR securities other than quoted on the stock exchanges, wherever linked to the YTM rates, is with a mark-up (reflecting associated credit risk) over the YTM rates for government securities put out by FIMMDA.

d) Depreciation/Appreciation for each basket within 'Available for Sale' and 'Trading' category is aggregated. Net appreciation in each basket if any, being unrealised, is ignored, while net depreciation is provided for.

e) Costs such as brokerage, commission etc., pertaining to investments, paid at the time of acquisition, are charged to revenue.

f) Broken period interest on debt instruments is treated as a revenue item.

g) Profit on sale of investment in the 'Held to Maturity' category is credited to the revenue account and thereafter is appropriated to Capital Reserve.

5. Provision/Write-offs on Loans and Other Credit Facilities

a) As per RBI guidelines, general provision of 0.25% is made on standard assets. The Bank has a policy of making an additional general provision of 0.25%, thus making total general provision of 0.50% on standard assets. As a result of fair valuation done on ICICI's performing assets, the Bank currently holds Rs. 217100.00 lacs of provision on customer assets taken over from ICICI amounting to 4.55% provision on acquired performing customer assets, which is in excess of the Bank's policy of 0.50% provision.

b) All credit exposures are classified as per the RBI guidelines into performing and non-performing assets. Further, non-performing assets are classified into sub-standard, doubtful and loss assets for income recognition and provisioning based on the criteria stipulated by the RBI. Provisions are made on substandard and doubtful assets at rates higher than those prescribed by the Reserve Bank of India. The secured portion of the substandard and doubtful assets is provided at 50% over a three-year period instead of five and a half years as prescribed by the Reserve Bank of India. Loss assets and unsecured portion of doubtful assets are fully provided/written off. Additional provisions are made against specific non-performing assets over and above what is stated above, if in the opinion of the management, increased provisions are necessary.

c) For restructured/rescheduled assets, provision is made in accordance with the guidelines issued by the Reserve Bank of India, which require that the difference between the present values of the future interest as per the original loan agreement and the present values of future interest on the basis of rescheduled terms be provided at the time of restructuring.

d) Amounts recovered against debts written off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are written back to the revenue account.

e) To the extent future provisions are required on the assets taken over from ICICI, the general provision credited on fair valuing the assets at the time of the amalgamation will be used.

6. Fixed Assets and Depreciation

a) Premises and other fixed assets are carried at cost. Depreciation is charged over the estimated useful life of a fixed asset on a "straight line" basis. The rates of depreciation for fixed assets are:

Asset	Depreciation Rate
Premises owned by the Bank	1.63%
Improvements to leasehold premises	1.63% or over the lease period, whichever is higher
ATMs	16.67%
Plant and Machinery like Air conditioners, Xerox machines, etc.	10%
Furniture and Fixtures	15%
Motor vehicles	20%
Computers	33.33%
Others (including Software and system development expenses)	25%

b) Depreciation on leased assets is made on a straight-line basis at the higher of the rates determined with reference to the primary period of lease and the rates specified in Schedule XIV to the Companies Act, 1956. Depreciation on additions is provided on a pro-rata basis.

c) Assets purchased during the year are depreciated on the basis of actual number of days the asset has been put to use in the year.

d) Items costing less than Rs. 5,000/- are fully depreciated in the year of purchase.

7. Foreign Currency Transactions

a) Monetary assets and liabilities are translated at closing exchange rates notified by the Foreign Exchange Dealers' Association of India ("FEDAI").

b) Unrealised gains/losses on outstanding forward contracts as at the end of the year are taken as current income/expense in accordance with the RBI/FEDAI guidelines. Contingent Liabilities at the balance sheet date on account of foreign exchange contracts are reported at contracted rates.

8. Accounting for Swaps

The Bank enters into derivative contracts such as currency swaps and interest rate swaps to hedge on-balance sheet assets and liabilities and for trading purposes. The swap contracts entered to hedge on-balance assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments are correlated with the movement of the underlying assets and liabilities and accounted pursuant to the principles of hedge accounting. The related amount receivable from and payable to the swap counter parties is included in the other assets or other liabilities in the balance sheet. When there is no correlation of movements between derivative and the underlying asset or liability, or if the underlying asset or liability specifically related to a derivative instrument is matured, sold or terminated, the derivative instrument is closed out or marked to market as an element of non-interest income on an out-going basis.

9. Employee Stock Option Scheme ("ESOS")

The Bank has formulated an Employees Stock Option Scheme. The Scheme provides that employees are granted an option to acquire equity shares in the Bank that vests in graded manner. The options may be exercised within a specified period. Since the exercise price of the option is the closing market price as on the date of grant, no compensation cost is incurred.

10. Staff Benefits

For employees covered under group gratuity scheme and group superannuation scheme of LIC, gratuity and superannuation charged to Profit and Loss Account is on the basis of premium demanded by LIC. Provision for gratuity and pension (for certain category of employees) and leave encashment liability is determined as per actuarial valuation. Defined contributions for Provident Fund are charged to the Profit and Loss Account based on contributions made in terms of the scheme. Retirement benefits for employees taken over from erstwhile Bank of Madura and ICICI are different from those applicable to other employees.

11. Deferred Tax

The Bank accounts for income taxes as per Accounting Standards 22 (AS 22) "Accounting for Taxes on Income". AS 22 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities using substantively enacted tax rates expected to apply to taxable income in the years when temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in the Profit and Loss Account in the period of change. Deferred tax assets are recognised subject to a valuation allowance based upon management's judgement as to whether realisation is considered reasonably certain.

B. AMALGAMATION OF ICICI LIMITED, ICICI CAPITAL SERVICES LIMITED (ICICI CAPITAL) AND ICICI PERSONAL FINANCIAL SERVICES LIMITED (ICICI PFS) WITH THE BANK

1. ICICI, ICICI PFS and ICICI Capital were amalgamated with the Bank with effect from March 30, 2002 in terms of the Scheme of Amalgamation approved by the Reserve Bank of India on April 26, 2002 and the High Court of Gujarat on March 7, 2002 and High Court of Judicature at Mumbai on April 11, 2002. ICICI was a financial services company offering a wide range of products and services to corporate and retail customers in India through a number of business operations, subsidiaries and affiliates. ICICI PFS, a subsidiary of ICICI, was acting as a focal point for marketing, distribution and servicing the retail product portfolio of ICICI including auto loans, commercial vehicle loans, credit cards, consumer loans, etc. ICICI Capital, a subsidiary of ICICI, was engaged in sales and distribution of various financial and investment products like ICICI Bonds, Fixed Deposits, Demat Services, Mutual Funds, etc.

2. The following are the salient features of the scheme :

 a) The consideration for the amalgamation is in the form of one equity share of ICICI Bank of Rs. 10 each issued for two equity shares of ICICI of the face value of Rs. 10 each. No shares would be issued pursuant to the amalgamation of ICICI PFS and ICICI Capital, both of which are wholly owned subsidiaries of ICICI.

 b) ICICI would transfer prior to the appointed date, the shares held by it in ICICI Bank to an individual trustee or a board of trustees or a corporate trustee.

 c) ICICI Bank shall issue to the holders of 0.001% preference shares of Rs. 10,000,000 each of ICICI, one preference share of Rs. 10,000,000 fully paid up on the same terms and conditions.

 d) In respect of Stock Options issued by ICICI under the Employees' Stock Option Scheme to its Directors and employees and employees of ICICI PFS and ICICI Capital or any other subsidiary or associates and which have not been exercised and are therefore outstanding, the said Directors and employees, would in lieu of the options held by them in ICICI receive, options in ICICI Bank in the ratio of one equity share of Rs. 10 for every two equity shares of Rs. 10 each granted in ICICI. The exercise price of the said options shall be twice the price payable by said Directors and employees for the exercise of ICICI stock options.

3. In accordance with the Scheme of amalgamation the fair value of the assets (net of existing provisions) and liabilities of ICICI had to be determined for incorporation in the books of the Bank. In this context, the following procedures were adopted by the Bank:

 a) (i) The auditors of ICICI have in their report confirmed that the valuation and provisioning requirements in respect of assets of ICICI have been carried out consistent with the prudential norms applicable to banks and provisioning requirements have been fully met out of existing provisions/reserves of ICICI, except to the extent of:

  - further provisioning required arising out of the report of the fair valuation exercise carried out by an independent firm of Chartered Accountants and
  - additional provision required in respect of certain performing loan accounts of ICICI which are non-performing in the books of ICICI Bank.

 (ii) In respect of loans and all investments deemed to be credit substitutes and Venture Capital Investments the fair values have been determined by Messrs Deloitte Haskins & Sells, an independent firm of Chartered Accountants, which valuation resulted in an aggregate shortfall when compared with the carrying values. This shortfall has not been adjusted in the books of ICICI before amalgamation as required by the Reserve Bank of India. However, as permitted by Accounting Standard 14 on 'Accounting for Amalgamations', the said assets have been incorporated in the books of the Bank at carrying values as appearing in the books of ICICI with further provisions made in the books of the Bank as follows:

  - Rs. 243005.36 lacs, based on the fair values determined by Messrs Deloitte Haskins & Sells on the total portfolio basis without allocating to individual assets and other adjustments.
  - Rs. 15460.40 lacs in respect of performing loans which would be considered as non performing assets in the books of the Bank.

 (iii) Investments other than investments in Venture Capital Funds and subsidiaries and investments deemed to be credit substitutes have been valued in accordance with RBI guidelines on Valuation of Investments.

 (iv) No adjustment has been made to the carrying values in respect of investments in subsidiaries where the management does not have an established intent to sell or has regulatory constraints in reducing stakes.

 (v) Fixed assets have been recorded as per their values in ICICI books prior to the amalgamation as determined by independent valuers. Hence no further adjustment was considered necessary.

 (vi) It has not been considered necessary to make any adjustment to the values of the liabilities as appearing in the books of ICICI.

 (vii) Subject to the above, the assets and liabilities of ICICI have been incorporated in the books of the Bank on the basis of Trial Balance as at the close on March 29, 2002 certified by the auditors of ICICI.

 (viii) It has not been considered necessary to make any adjustment to the values of the assets and liabilities of ICICI Capital and ICICI PFS and these assets and liabilities have been incorporated based on Trial Balances certified by the auditors of ICICI Capital and ICICI PFS.

 b) The excess of the fair value of net assets of ICICI over the paid up value of the shares issued by the Bank has been dealt with as follows:

 (i) The balances in 'Special Reserve Account' and 'Debenture Redemption Reserve Account' have been transferred to similar accounts in the books of the Bank.

(ii) The aggregate balances in 'Capital Reserve Account', 'Capital Redemption Reserve Account', 'Share Premium Account', 'General Reserve Account', 'Profit and Loss Account' and any other reserves as reduced by the provision referred to in para 3(a)(ii) and such other adjustments considered necessary has been transferred to 'General Reserve Account'.

Accordingly, the acquisition of ICICI has resulted in a net accretion to General Reserve of Rs. 321082.23 lacs. The computation of this amount is detailed in the table below:

		Rupees in lacs
Assets at Book Values	7127157.14	
Less: Fair value and other adjustments	258465.76	
Fair value of assets	6868691.38	
Less: Liabilities taken over	6364341.88	
Net Assets at Fair Value		504349.50
Less : Consideration payable		
(39,26,72,724 equity shares of Rs. 10 each)	39267.27	
Preference Shares	35000.00	
Special Reserve	108000.00	
Debenture Redemption Reserve	1000.00	183267.27
Amount taken to General Reserve in Bank's books		321082.23

C. NOTES FORMING PART OF THE ACCOUNTS

1. Preference Shares

Certain Government Securities amounting to Rs. 13045.75 lacs have been earmarked against redemption of preference share capital, which falls due for redemption on April 20, 2018.

2. Employee Stock Option Scheme

At the Extraordinary General Meeting on February 21, 2000, the shareholders approved an Employee Stock Option Scheme. Under the Scheme, up to 5% of the issued equity shares, including the ADS issue, can be allocated to Employee Stock Options. In terms of the Scheme, 63,27,825 options granted to eligible employees were outstanding as at March 31, 2002.

In terms of the Scheme of Amalgamation of ICICI Limited (ICICI), ICICI Capital Services Limited (ICICI Capital) and ICICI Personal Financial Services Limited (ICICI PFS) with ICICI Bank Limited (ICICI Bank), Directors and employees to whom stock options were granted by ICICI under the employees' stock option scheme, would receive options in ICICI Bank in the ratio of one equity share of Rs. 10 for every two equity shares of Rs. 10 each granted in ICICI. The exercise price of the said options shall be twice the price payable by said Directors and employees for the exercise of ICICI stock options. As on March 31, 2002, 1,40,31,600 options issued by ICICI were outstanding.

Upon the coming into effect of the Scheme of Amalgamation, Section IV Part I of the employees' stock option scheme stands amended in the following manner:

"The maximum number of Options granted to any Eligible Employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the Eligible Employees shall not exceed five percent of the aggregate number of the issued equity shares of the Bank after coming into effect of the amalgamation of ICICI, ICICI Capital and ICICI PFS with the Bank and the issuance of equity shares by the Bank pursuant to the aforesaid amalgamation of ICICI, ICICI Capital and ICICI PFS with the Bank."

3. Subordinated Debt

Bank has raised subordinated debt amounting to Rs 22853.54 lacs during the year. (Previous year Rs. NIL)

Subordinated debt acquired from ICICI includes Index bonds amounting to Rs.879.60 lacs, which carry a detachable warrant entitling bondholders to a right to receive an amount linked to the BSE Sensitive Index (Sensex) per terms of the issue. The liability of the Bank arising out of changes in the Sensex has been hedged by earmarking its investments of an equivalent amount in the UTI Index Equity Fund whose value is based on the Sensex.

4. Fixed Assets and Depreciation

Arising from the merger of ICICI with the Bank, the Bank reviewed the estimated useful life of certain categories of fixed assets to align the depreciation rates followed by ICICI and the Bank. Accordingly the Bank has changed its rates of depreciation on the following categories of its fixed assets with effect from April 1, 2001:

Premises from 5% to 1.63%
Furniture and Fixtures from 20% to 15%
Motor Car from 25% to 20%
Accordingly, the depreciation charged for the current year was less by Rs. 643.00 lacs.

5. **Adoption of New Accounting Standards**

5.1 **Deferred Tax**

Consequent upon Accounting Standard 22 on Accounting for Taxes on Income becoming mandatory effective April 1, 2001, the Bank has recorded the cumulative deferred tax asset of Rs. 3272.95 lacs upto March 31, 2001 by credit to "General Reserve" in accordance with the transitional provisions of the Standard. Further, a deferred tax asset of Rs. 9033.00 lacs for timing differences arising during the year has been recognised by credit to the Profit and Loss Account for the year. The liabilities recorded on amalgamation of ICICI, ICICI PFS and ICICI Capital included aggregate carried forward deferred tax liabilities of those companies amounting to Rs. 27782.24 lacs. Accordingly, on March 31, 2002, the Bank has recorded net deferred tax liability of Rs. 15476.29 lacs, a composition of which into major items is given below:

	Rupees in lacs	
Deferred Tax Asset		
Amortisation of premium on investments	851.89	
Provision for bad and doubtful debts	71396.72	
Others	13067.30	85315.91
Less : Deferred Tax Liability		
Depreciation on fixed assets	99105.22	
Others	1686.98	100792.20
Net Deferred Tax Asset/(Liability)		(15476.29)

5.2 **Related Party Transactions**

ICICI Bank has entered into transactions with the following related parties :

- Affiliates of the Bank including ICICI (former parent company) till the acquisition date;
- Employees' Provident Fund Trust; and
- Directors and employees of the group

The related party transactions can be categorised as follows :

a) **Banking Services**

ICICI Bank provides banking services to all the related parties on the same terms that are offered to other customers. The revenues earned from these related parties are set out below:

	Rupees in lacs	
	FY 2002	*FY 2001*
ICICI (former parent company) till the date of amalgamation	294.13	*450.53*
Other Affiliates[1] (Including ICICI PFS and ICICI Capital till the date of amalgamation)	78.45	*265.40*
Total	372.58	*715.93*

[1] Comprising ICICI Securities and Finance Company Limited, ICICI Brokerage Services Limited, ICICI Capital, Prudential ICICI Asset Management Company Limited, ICICI PFS, ICICI Home Finance Company Limited, ICICI Prudential Life Insurance Company Limited, ICICI Infotech Services Limited and ICICI Knowledge Park.

ICICI Bank has paid to the related parties interest on deposits and borrowings in call money markets amounting to Rs. 5425.79 lacs for the year ended March 31, 2002 (March 31, 2001: Rs. 3921.52 lacs). Similarly it paid brokerage to ICICI Brokerage Services Limited amounting to Rs. 0.76 lakh for the year ended March 31, 2002 (March 31, 2001: Rs. 1.78 lacs).

b) **Leasing of Premises and Infrastructural Facilities**

ICICI Bank had entered into lease agreements with ICICI for lease of certain premises and infrastructural facilities to ICICI Bank, and paid rent till the amalgamation date of Rs. 2178.22 lacs (March 31, 2001: Rs. 1765.57 lacs). Similarly, ICICI Bank paid Rs. 377.43 lacs till the amalgamation date (March 31, 2001: Rs. 159.72 lacs) towards lease rentals on certain equipment leased from ICICI.

ICICI Bank has received Rs. 153.98 lacs for the year ended March 31, 2002 towards the rent of Bank's premises occupied by ICICI and other affiliates.

c) **Acquisition of Equipment**

ICICI Bank purchased equipments from ICICI and ICICI Infotech Services Limited for Rs. 109.12 lacs for the year ended March 31, 2002 (March 31, 2001 : Rs. 989.84 lacs).

d) **Forward Contracts**

ICICI Bank entered into foreign exchange forward contracts with ICICI. The outstanding contracts as on the date of amalgamation in respect of forward contracts amounted to Rs. 2508.98 lacs (March 31, 2001 : Rs. 22618.25 lacs).

e) **Derivative Transactions**

ICICI Bank entered into foreign exchange currency swaps and interest rates swaps with ICICI on a back to back basis. The outstanding contracts as on date of amalgamation in respect of cross currency swaps amounted to Rs. 22722.50 lacs (Rs. 43523.75 lacs as at March 31, 2001) and in respect of interest rate swap contracts amounted to Rs. 27100.00 lacs (Nil as at March 31, 2001). Similarly, Bank also enters into interest rate swaps with the affiliates on a back to back basis. The outstanding contracts with other affiliates at March 31, 2002 in respect of interest rate swaps amounted to Rs. 60500.00 lacs (March 31, 2001 : Rs. 29000.00 lacs).

f) **Expenses for Services Rendered**

ICICI Bank paid Rs. 120.80 lacs till the amalgamation date (March 31, 2001: Rs 44.77 lacs) to ICICI for secondment of their employees.

ICICI Bank paid Rs. 466.45 lacs till the amalgamation date (March 31, 2001: Nil) to ICICI PFS for secondment of their employees.

g) **Receipts for Services Rendered**

ICICI Bank received Rs 81.30 lacs till the amalgamation date (March 31, 2001: Rs 50.93 lacs) from ICICI for employees seconded to them.

ICICI Bank received Rs. 15.92 lacs till the amalgamation date (March 31, 2001: Nil) from ICICI PFS for employees seconded to them.

h) **Share Transfer Activities**

ICICI Bank paid Rs. 14.08 lacs for the year ended March 31, 2002 (March 31, 2001: Rs. 30.93 lacs) to ICICI Infotech Services Limited for share transfer services provided by them. The Bank paid Rs. 16.40 lacs for the year ended March 31, 2002 for DEMAT services provided by the above affiliate (March 31, 2001: Rs. 52.17 lacs).

i) **Dividend Payments**

ICICI Bank declared and paid interim dividend @ 20% for the year 2001-2002, out of which the Bank paid Rs. 4071.91 lacs to its affiliates for the year ended March 31, 2002 (March 31, 2001 Rs. 1841.99 lacs).

j) **Other Transactions with Related Parties**

ICICI Bank had entered into an agreement with ICICI PFS for telephone banking call centre services and transaction-processing services for the credit card related activities and paid till the amalgamation date Rs. 1489.88 lacs (March 31, 2001: Rs. 991.72 lacs).

ICICI had undertaken a corporate brand building advertising campaign of which ICICI Bank's share till the date of amalgamation was Rs. 289.16 lacs (March 31, 2001 : Rs. 153.86 lacs).

ICICI Bank has paid Rs. 481.13 lacs to ICICI towards common corporate expenditure during the year ended March 31, 2002 (March 31, 2001: Nil). Similarly, ICICI Bank has paid Rs. 418.92 lacs to ICICI and affiliates towards various expenditure such as lease line expenses, telephone expenses, custodial services, canteen expenses, etc. (March 31, 2001: Rs. 196.31 lacs).

ICICI has set up common technology infrastructure for utilisation by the ICICI Group. The Bank paid its share of Rs. 367.42 lacs and Rs. 179.84 lacs for communication expenses and backbone infrastructure expense till the amalgamation date. Similarly, it paid Rs. 1236.52 lacs for the year ended March 31, 2002, as expenses for development of software and providing support services by ICICI Infotech Services Limited (March 31, 2001 : Rs. 732.60 lacs).

ICICI Bank paid Rs. 1101.94 lacs till the amalgamation date as its share of the operating costs of the common data centre set up by ICICI (March 31, 2001 : Rs. 496.00 lacs).

ICICI Bank hired the services of ICICI Capital for setting up of ATMs at various places and paid Rs. 66.27 lacs for the above services till the amalgamation date (March 31, 2001 : Rs. 78.90 lacs). ICICI Bank has paid Rs. 90.85 lacs to ICICI e-Payments Limited towards payment gateway services rendered in connection with credit cards acquiring transactions through internet channel (March 31, 2001 : Rs. 62.47 lacs). The Bank has hired the services of ICICI Web Trade Limited for data compilation of new accounts acquired by the Bank through internet channel for which Rs. 97.73 lacs were paid during the year ended March 31, 2002 (March 31, 2001 : Rs. 21.92 lacs).

ICICI Bank has paid premium of Rs. 43.60 lacs to ICICI Lombard General Insurance Company Limited towards the Staff Medical Insurance Policy (March 31, 2001 : Nil).

ICICI Bank paid compensation to its key management personnel Rs. 219.75 lacs for services rendered by them during the year.

The balances pertaining to receivables from and payable to related parties are set out below:

Rupees in lacs

	ICICI	Other Affiliates[1]
At March 31, 2001		
Accounts receivable	386.38	173.11
Accounts payable	52087.59	28474.54
At March 31, 2002		
Accounts receivable	—	*1995.54
Accounts payable	—	8933.86

* includes amount receivable from Group Companies by erstwhile ICICI Limited

[1] Comprises ICICI Securities and Finance Company Limited, Prudential ICICI Asset Management Company Limited, Prudential ICICI Trust Limited, ICICI Infotech Services Limited, ICICI Brokerage Services Limited, ICICI PFS, ICICI Capital, ICICI Venture Funds Management Company Limited, ICICI Properties Private Limited, ICICI Home Finance Company Limited, ICICI Real Estate Company Private Limited, Traveljini.com Private Limited, ICICI Knowledge Park, ICICI Realty Private Limited, ICICI Web Trade Limited, ICICI West Bengal Infrastructure Development Corporation Limited, ICICI ePayments Limited, ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited, Bill Junction Limited, ICICI Trusteeship Services Limited and ICICI Investment Management Company Limited.

5.3 Earnings Per Share ("EPS")

The computation of Earnings per Share is set out below :

Rupees in lacs except per share data

	FY 2002	*FY 2001*
Basic		
Weighted Average no. of equity shares Outstanding (Nos)	* 222510311	*198237717*
Net Profit	25829.90	*16109.74*
Earnings per Share (Rs.)	11.61	*8.13*
Nominal Value per share (Rs.)	10.00	*10.00*
Diluted		
Weighted Average no. of equity shares Outstanding (Nos.)	* 222510311	*198237717*
Net Profit	25829.90	*16109.74*
Earnings per Share (Rs.)	11.61	*8.13*
Nominal Value per share (Rs.)	10.00	*10.00*

* 39,26,72,724 shares to be issued on amalgamation of ICICI Limited have been considered for computation of weighted average number of equity shares.

The market price has remained lower than the price at which the option was granted and therefore there is no dilutive impact on the basic EPS.

6. Additional Disclosures

The following additional disclosures have been made taking into account RBI guidelines in this regard.

6.1 Capital Adequacy Ratio

Rupees in lacs

	FY 2002	FY 2001
Tier I Capital	**588732**	*130243*
Tier II Capital	**312480**	*14496*
Total Capital	**901212**	*144739*
Total Risk Weighted assets and contingents	**7878321**	*1250516*
Capital Ratios (per cent)		
Tier I	**7.47%**	*10.42%*
Tier II	**3.97%**	*1.15%*
Total Capital	**11.44%**	*11.57%*

6.2 Business/Information Ratios (Annualised)

Rupees in lacs

	FY 2002	FY 2001
(i) Interest income to working funds (per cent)	**8.44**	*10.07*
(ii) Non-interest income to working funds (per cent)	**2.25**	*1.78*
(iii) Operating profit to working funds (per cent)	**2.14**	*2.35*
(iv) Return on assets (per cent)	**0.67**	*0.82*
(v) Business per employee* (average deposits plus average advances) (Not annualised)	**486.49**	*815.24*
(vi) Profit per employee*	**5.33**	*10.45*
(vii) Net non-performing advances (funded) to net advances (per cent)	**5.48**	*2.19*
(viii) Net non-performing customer assets (funded) to net customer assets (per cent)	**4.73**	*1.44*

*Weighted average number of employees

6.3 Maturity Pattern

a) Rupee denominated assets and liabilities

Rupees in lacs

Maturity Buckets	Loans & Advances	Investment Securities	Deposits	Borrowings
1 to 14 days	82564	131998	315206	99649
15 to 28 days	35692	68624	92177	149971
29 days to 3 months	255294	289018	481706	441520
3 to 6 months	233150	267530	277906	322932
6 months to 1 year	371087	521877	579855	894286
1 to 3 years	1322562	736576	1289359	1416256
3 to 5 years	753733	447461	40318	395130
Above 5 years	1370069	1155706	14421	284823
Total	**4424151**	**3618790**	**3090948**	**4004567**

b) Forex denominated assets and liabilities

Rupees in lacs

Maturity Buckets	Loans & Advances	Balances with banks and money at call and short notice	Deposits	Borrowings	Other assets	Other liabilities
1 to 14 days	5217	275137	5980	2577	3191	3259
15 to 28 days	3000	128819	2286	10	—	—
29 days to 3 months	13840	—	9134	55754	—	—
3 to 6 months	17610	—	12834	81904	—	—
6 months to 1 year	25284	—	32086	269205	—	—
1 to 3 years	103836	—	55211	164136	—	—
3 to 5 years	128513	—	32	121428	—	—
Above 5 years	192340	—	—	222285	—	—
Total	**489640**	**403956**	**117563**	**917299**	**3191**	**3259**

Note

- In compiling the information of maturity pattern (refer 6.3 (a) and 6.3 (b) above), certain estimates and assumptions have been made by the management which have been relied upon by the auditors.
- Assets and liabilities in foreign currency exclude off-balance sheet assets and liabilities.
- The above tables do not include fair valuation impact as below:

a) loans and advances – Rs. 210304.12 lacs

b) investments – Rs. 29681.82 lacs

6.4 Advances

(i) Lending to Sensitive Sectors

Rupees in lacs

	FY 2002	FY 2001
Capital Market Sector*	17155.42	*20422.12*
Real Estate Sector	47578.05	*17813.04*
Commodities Sector	11095.91	*13215.25*

* represents loans against shares

(ii) Credit Exposure to

	% age to Capital funds As at March 31, 2002	% age to Total Exposure
(a) Single Largest Borrower	21.4%	2.4%
(b) Largest Borrower Group	41.3%	4.5%
(c) Top Ten Single Borrowers		
No.1	21.4%	2.4%
No.2	20.2%	2.2%
No.3	14.1%	1.5%
No.4	13.4%	1.5%
No.5	12.6%	1.4%
No.6	12.2%	1.3%
No.7	11.0%	1.2%
No.8	10.1%	1.1%
No.9	9.4%	1.0%
No.10	9.3%	1.0%
(d) Top Ten Borrower Groups		
No.1	41.3%	4.5%
No.2	32.7%	3.6%
No.3	23.5%	2.6%
No.4	21.0%	2.3%
No.5	19.2%	2.1%
No.6	13.4%	1.5%
No.7	12.1%	1.3%
No.8	11.9%	1.3%
No.9	11.8%	1.3%
No.10	10.8%	1.2%

	% age to Total Exposure As at March 31, 2002
(e) Five Largest Industrial Sectors	
No.1	10.9%
No.2	10.7%
No.3	9.1%
No.4	6.2%
No.5	5.1%

(iii) Movement of Gross NPA (Funded) during the year

	Rupees in lacs
As on March 31, 2001	40925.22
Additions on amalgamation	451208.79
Additions during the year	36520.09
	528654.10
Less: Reductions during the year	27351.09
As on March 31, 2002	501303.01

(iv) Provision for NPAs (excluding RBI Mandated Regulatory Provision on Standard Assets)

		Rupees in lacs
Provision netted from Advances as on March 31, 2001		20590.34
Add: Provisions made during the year:		
Provision on loan book	23557.17	
Additional provision on standard assets	1180.50	
Provision rendered surplus	2053.55	26791.22
Add: Additions on amalgamation*		204411.80
		251793.36
Less write-offs		13412.36
Provision netted off from advances as on March 31, 2002		238381.00

* Includes fair value adjustments amounting to Rs. 64975.21 lacs

(v) Information in respect of restructured assets as on March 31, 2002

	Rupees in lacs
Amount of Standard assets subjected to restructuring	469784.00
Amount of Sub-standard assets subjected to restructuring	1774.00
Total amount of loan assets subjected to restructuring	471558.00

6.5 Investments

Rupees in lacs

	March 31, 2002		*March 31, 2001*	
	In India	**Outside India**	*In India*	*Outside India*
Gross value	**3802321.40**	**1428.67**	*821903.29*	*995.46*
Less: Provision for depreciation and fair value adjustments	***214425.10**	**217.00**	*4012.49*	*200.00*
Net value	**3587896.30**	**1211.67**	*817890.80*	*795.46*

* Includes fair value adjustments on investments taken over from ICICI amounting to Rs. 29681.82 lacs.

Provision for Depreciation on Investments

	Rupees in lacs
As on March 31, 2001	4212.49
Add : Provision made during the year	—
Addition on amalgamation	183019.26
	187231.75
Less : Transfer to Investment Fluctuation Reserve	1600.00
Write-off during the year	671.47
As on March 31, 2002	184960.28

6.6 Investments in Equity Shares and Equity like Instruments (at cost)

Rupees in lacs

	March 31, 2002	March 31, 2001
Shares	281249.42	1427.97
Convertible Debentures	24735.14	41.04
Units of Equity Oriented Mutual Funds	35286.02	7149.81
Investment in Venture Capital Funds	47714.46	1025.46
Total	388985.04	9644.28

6.7 Interest Rate Swaps

Rupees in lacs

Notional Principal	Hedging	474415.65
	Trading	311000.00
Fair Value*	Hedging	219294.10
	Trading	311192.73
Associated Credit Risk	Trading	857.94
Default Risk	Trading	150.73

Market Risk: In the event of 100 basis points rise in the interest rates, there will be a negative impact of Rs 238.69 lacs on the swap book.

Collateral: As per prevailing market practice, collateral is not insisted upon from counter party.

Credit Risk Concentration: Standard Chartered Bank Rs. 870.00 lacs.

Accounting Policy: INR Interest Rate Swaps (IRS) are off-balance sheet transactions including derivative contracts with or without underlying securities, but linked to interest rates or indices.

The Bank operates in this area for trading or as a hedge for its assets or liabilities from the risk of interest rate movements in the market.

Interest income/expense is accrued on Hedge Interest Rate Swaps (IRS) and booked in the profit and loss account. Trading IRS is marked to market and the resulting gain / loss is booked in the profit and loss account.

* Represents Notional principal amount and the resultant Unrealised gain/loss

7. Other Liabilities

a. Exchange Fluctuation

Exchange Fluctuation aggregating Rs. 11119.19 lacs, which arises on account of Rupee-tying Agreements with the Government of India, is held in "Exchange Fluctuation Suspense with Government Account" pending adjustment at maturity on receipt of payments from the Government for repayments to foreign lenders.

b. Swap Suspense (net)

Swap Suspense (net) aggregating Rs. 2539.10 lacs (credit), which arises out of conversion of foreign currency swaps, is held in "Swap Suspense Account" and will be reversed at conclusion of swap transactions with swap counter parties.

c. Exchange Risk Administration Scheme

Under the Exchange Risk Administration Scheme ("ERAS"), the Government of India has agreed to extend support to the Exchange Risk Administration Fund ("ERAF"), when it is in deficit and recoup its contribution in the event of surplus. The Bank can claim from the positive balance in the ERAF account maintained by the Industrial Development Bank of India (IDBI) to the extent of the deficit in the ERAS Exchange Fluctuation Account. If the balance in the ERAF account with IDBI is insufficient, a claim will be made on the Government of India through the IDBI.

8. **Contingencies**

In January 2001, certain international banks filed a claim against ICICI before the English Courts in London challenging certain transactions between ICICI and a borrower to whom both ICICI and the litigants are lenders. These transactions relate to certain lease, brand-financing and investment agreements between ICICI and the borrower. Such transactions aggregate approximately Rs. 57000 lacs. The plaintiffs allege that such specified transactions breach the Security Agent and Trust Agreement between ICICI and the plaintiffs, whereby ICICI was appointed as a Security Agent and Trustee for the plaintiffs.

The plaintiffs have sought

- a declaration that the specified transactions are void;
- damages and / or compensation equal to the sum of money sufficient to compensate each of the plaintiffs for the loss of security;
- interest in equity computed in quarterly rests and / or pursuant to Section 35A of the UK Supreme Court Act of 1981; and
- costs of litigation.

The litigation is in its early stages and as the claims are unparticularised, no estimate of the interest, damages and costs claimed can be quantified currently. ICICI has denied all claims of the plaintiffs and is contesting the jurisdiction of the English Courts to hear the matter. The proceedings have been adjourned till the final outcome of the restructuring scheme filed by the borrower in the Gujarat High Court. The Gujarat High Court has since approved the restructuring scheme filed by the borrower. Subsequently one of the plaintiffs has filed an appeal against the said order and the same is pending. Further, one of the plaintiffs has filed a criminal complaint with similar allegations against ICICI and some of its Directors and officers. ICICI and its Directors have filed writ petitions in the Gujarat High Court for quashing the criminal complaint and the Gujarat High Court has granted interim stay of the criminal proceedings till further order. Judgement is awaited in the said writ petitions.

Management believes that the ultimate resolution of the above litigation will not have a material adverse effect on the Bank's results of operations, financial condition, or liquidity. However, the final outcome of the litigation cannot be predicted with certainty, and accordingly, no assurance can be given about the ultimate outcome of the litigation and its impact.

9. **Comparative Figures**

Consequent on the merger of ICICI, ICICI PFS and ICICI Capital with the Bank during the year, current year figures are not comparable with those of the previous year. Figures of the previous year have been regrouped to conform to the current year's presentation.

Signatures to Schedules 1 to 19

For and on behalf of the Board of Directors

N. VAGHUL
Director

K. V. KAMATH
Managing Director & CEO

H. N. SINOR
Joint Managing Director

LALITA D. GUPTE
Joint Managing Director

CHANDA D. KOCHHAR
Executive Director

KALPANA MORPARIA
Executive Director

NACHIKET MOR
Executive Director

S. MUKHERJI
Executive Director

Place : Mumbai
Date : May 3, 2002

JYOTIN MEHTA
General Manager & Company Secretary

G. VENKATAKRISHNAN
General Manager

BALAJI SWAMINATHAN
Chief Financial Officer

cash flow statement

ICICI Bank for the year ended March 31, 2002

Particulars		2001-2002	2000-2001
			(Rs. in '000s)
Cash Flow from Operating Activities			
Net profit before taxes		289,79,90	226,51,74
Adjustments for :			
Depreciation on fixed assets		64,09,13	36,75,71
Net (appreciation)/depreciation on investments		(15,70,00)	(6,49,43)
Provision in respect of non-performing assets (including prudential provision on standard assets)		268,29,00	63,55,00
Provision for contingencies and others		2,70,00	6,60,00
Loss on sale of Fixed assets		6,27	13,09
		609,24,30	327,06,11
Adjustments for :			
(Increase) / Decrease in Investments		(15312,79,18)	(2483,41,74)
(Increase) / Decrease in Advances		2303,32,99	(1861,83,67)
Increase / (Decrease) in Borrowings		(1470,40,85)	459,29,64
Increase / (Decrease) in Deposits		15706,90,33	3051,83,84
(Increase) / Decrease in Other Assets		(507,07,56)	89,96,60
Increase/(Decrease) in Other Liabilities and Provisions		1039,53,16	156,87,15
		1759,48,89	(587,28,18)
Direct taxes paid		(127,52,80)	(133,80,06)
Net Cash Generated from Operating Activities	(A)	2241,20,39	(394,02,13)
Cash Flow from Investing Activities			
Purchase of fixed assets		(24,41,84)	(78,54,79)
Proceeds from sale of fixed assets		73,07	15,34
Net Cash Generated from Investing Activities	(B)	(23,68,77)	(78,39,45)
Cash Flow from Financing Activities			
Proceeds from issue of share capital		—	—
Proceeds from issue of subordinated debt		228,53,54	—
Dividend and dividend tax paid		(97,13,40)	(27,47,26)
Net Cash Generated from Financing Activities	(C)	131,40,14	(27,47,26)
Cash and cash equivalents on amalgamation	(D)	6843,74,39	678,41,48
Net increase/(decrease) in cash and cash equivalents	(A) + (B) + (C) + (D)	9192,66,15	178,52,64
Cash and Cash Equivalents as at April 1		3593,68,84	3415,16,20
Cash and Cash Equivalents as at March 31		12786,34,99	3593,68,84

For and on behalf of the Board of Directors

N. VAGHUL
Director

K. V. KAMATH
Managing Director & CEO

H. N. SINOR
Joint Managing Director

LALITA D. GUPTE
Joint Managing Director

CHANDA D. KOCHHAR
Executive Director

KALPANA MORPARIA
Executive Director

NACHIKET MOR
Executive Director

S. MUKHERJI
Executive Director

Place : Mumbai
Date : May 3, 2002

JYOTIN MEHTA
General Manager & Company Secretary

G. VENKATAKRISHNAN
General Manager

BALAJI SWAMINATHAN
Chief Financial Officer

Auditors' Certificate

We have verified the attached cash flow statement of ICICI Bank Limited which has been compiled from and is based on the audited financial statements for the years ended March 31, 2002 and March 31, 2001. To the best of our knowledge and belief and according to the information and explanations given to us, it has been prepared pursuant to the requirements of Listing Agreements entered into by ICICI Bank with stock exchanges.

For S. B. BILLIMORIA & CO.
Chartered Accountants

P. R. RAMESH
Partner

Place : Mumbai
Date : May 3, 2002

Statement pursuant to Section 212 of the Companies Act, 1956, relating to Subsidiary Companies

Sr. No.	Name of the Subsidiary Company	Financial year of the Subsidiary ended on	Number of Equity Shares held by ICICI and/or its nominees in the Subsidiary as on March 31, 2002	Extent of interest of ICICI Bank in Capital of Subsidiary	Net aggregate amount of Profits /(Losses) of the Subsidiary so far as it concerns the Members of ICICI Bank and is not dealt with in the Accounts of ICICI Bank (see note 1) Rs. in thousand		Net aggregate amount of Profits / Losses of the Subsidiary so far as it concerns the Members of ICICI Bank dealt with or provided for in the Accounts of ICICI Bank (see note 2) Rs. in thousand	
					for the financial year ended March 31, 2002	for the previous financial years of the subsidiary since it became a subsidiary	for the financial year ended on March 31, 2002	for the previous financial years of the subsidiary since it became a subsidiary
1.	ICICI Securities and Finance Company Limited	March 31, 2002	202,833,200 Equity Shares of Rs.10 each fully paid-up.	99.9%	548,710.00	709,400.00	730,200.00	837,649.80
2.	ICICI Brokerage Services Limited	March 31, 2002	4,500,700 Equity Shares of Rs. 10 each, fully paid-up held by ICICI Securities and Finance Company Limited.	99.9%	10,986.99	83,000.00	Nil	Nil
3.	ICICI Venture Funds Management Company Limited	March 31, 2002	3,124,880 Equity Shares of Rs. 10 each fully paid.	100%	55,729.90	204,063.95	Nil	348,736.05
4.	ICICI International Limited, Mauritius	March 31, 2002	40,000 Ordinary Shares of US$10 each fully paid-up.	100%	7,595.28	6,363.55	Nil	13,336.45
5.	ICICI Home Finance Company Limited	March 31, 2002	115,000,000 Equity Shares of Rs. 10 each fully paid.	100%	95,785.83	40,700.00	Nil	Nil
6.	ICICI Trusteeship Services Limited	March 31, 2002	800 Equity Shares of Rs. 10 each fully paid.	100%	135.87	78.08	Nil	Nil
7.	ICICI Investment Management Company Limited	March 31, 2002	10,000,700 Equity Shares of Rs. 10 each fully paid up.	100%	1,398.15	6,224.75	Nil	Nil
8.	ICICI Prudential Life Insurance Company Limited	March 31, 2002	140,599,993 Equity Shares of Rs. 10 each fully paid up	74%	(624,827.88)	(151,100.00)	Nil	Nil
9.	ICICI Lombard General Insurance Company Limited	March 31, 2002	81,400,000 Equity Shares of Rs.10 each fully paid up	74%	(62,767.54)	(12,661.00)	Nil	Nil
10.	ICICI Securities Holdings, Inc.	March 31, 2002	1,100,000 Shares of USD 1 each held by ICICI Securities & Finance Company Limited	99.9%	179.83	(9,282.83)	Nil	Nil
11.	ICICI Securities Inc.	March 31, 2002	1,050,000 Commom Stock of $ 1 each, fully paid up held by ICICI Sec. Holding Inc.	99.9%	(14,192.36)	(3,941.10)	Nil	Nil

1. The above companies which were subsidiaries of erstwhile ICICI Limited have become subsidiaries of the Bank consequent to merger of ICICI Limited with ICICI Bank hence share of profit for the full year is considered.
2. The amount has been received by the erstwhile ICICI Limited as dividend and consequent to merger of erstwhile ICICI Limited with ICICI Bank, same has been included in the reserves of ICICI Bank.

For and on behalf of the Board of Directors

N. VAGHUL
Director

K. V. KAMATH
Managing Director & CEO

H. N. SINOR
Joint Managing Director

LALITA D. GUPTE
Joint Managing Director

CHANDA D. KOCHHAR
Executive Director

KALPANA MORPARIA
Executive Director

NACHIKET MOR
Executive Director

S. MUKHERJI
Executive Director

JYOTIN MEHTA
General Manager & Company Secretary

G. VENKATAKRISHNAN
General Manager

BALAJI SWAMINATHAN
Chief Financial Officer

Place : Mumbai
Date : May 3, 2002

consolidated financial statements of ICICI Bank Limited and its subsidiaries

auditors' report

To the Board of Directors of ICICI Bank Limited on the Consolidated Financial Statements of ICICI Bank Limited and its Subsidiaries

1. We have examined the attached Consolidated Balance Sheet of ICICI Bank Limited and its subsidiaries ("the Group") as at March 31, 2002 and the Consolidated Profit and Loss Account of the Group for the year then ended.

2. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in India. These Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

3. We did not audit the financial statements of certain subsidiaries, whose financial statements reflect total assets of Rs. 479521 lacs as at March 31, 2002 and total revenues of Rs. 75586 lacs for the year then ended. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of the subsidiaries, is based solely on the report of the other auditors.

4. We report that the consolidated financial statements have been prepared by the Bank in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of the Bank and its subsidiaries included in the consolidated financial statements.

5. On the basis of the information and explanation given to us and on the consideration of the separate audit reports on individual audited financial statements of the Bank and its aforesaid subsidiaries, we are of the opinion that:

   (a) the Consolidated Balance Sheet gives a true and fair view of the consolidated state of affairs of the Group as at March 31, 2002; and

   (b) the Consolidated Profit and Loss Account gives a true and fair view of the consolidated results of operations of the Group for the year then ended.

For S.B. BILLIMORIA & CO.
Chartered Accountants

P. R. RAMESH
Partner

Mumbai, May 3, 2002

consolidated balance sheet

ICICI Bank as on March 31, 2002

	Schedule	(Rs. in '000s)
CAPITAL AND LIABILITIES		
Capital	1	963,03,14
Reserves and Surplus	2	5419,48,78
Minority Interest		60,85,80
Deposits	3	32217,11,70
Borrowings	4	51614,00,58
Other Liabilities and Provisions	5	16546,21,67
TOTAL		106820,71,67
ASSETS		
Cash and balance with Reserve Bank of India	6	1778,03,48
Balances with banks and money at call and short notice	7	11089,42,79
Investments	8	37274,84,16
Advances	9	47907,25,19
Fixed Assets	10	4415,19,19
Other Assets	11	4355,96,86
TOTAL		106820,71,67
Contingent liabilities	12	43800,85,28
Bills for collection		1323,41,84
Cash Flow Statement	18	
Significant Accounting Policies and Notes to Accounts	19	

The Schedules referred to above form an integral part of the Balance Sheet.

As per our Report of even date

For S.B. BILLIMORIA & CO.
Chartered Accountants

P. R. RAMESH
Partner

For and on behalf of the Board of Directors

N. VAGHUL
Director

K. V. KAMATH
Managing Director & CEO

H. N. SINOR
Joint Managing Director

LALITA D. GUPTE
Joint Managing Director

CHANDA D. KOCHHAR
Executive Director

KALPANA MORPARIA
Executive Director

NACHIKET MOR
Executive Director

S. MUKHERJI
Executive Director

JYOTIN MEHTA
General Manager & Company Secretary

G. VENKATAKRISHNAN
General Manager

BALAJI SWAMINATHAN
Chief Financial Officer

Place : Mumbai
Date : May 3, 2002

consolidated profit and loss account

for the year ended March 31, 2002

		Schedule	(Rs. in '000s)
I.	**INCOME**		
	Interest earned	13	2153,90,54
	Other income	14	579,12,61
	TOTAL		**2733,03,15**
II.	**EXPENDITURE**		
	Interest expended	15	1560,31,76
	Operating expenses	16	625,48,01
	Provisions and contingencies	17	288,74,64
	TOTAL		**2474,54,41**
III.	**PROFIT/LOSS**		
	Net profit for the year before minority interest		258,48,74
	Minority Interest in loss of subsidiaries		(391)
	Profit brought forward		82,94
	TOTAL		**259,35,59**
IV.	**APPROPRIATIONS**		
	Statutory Reserve		65,00,00
	Investment Fluctuation Reserve		16,00,00
	Special Reserve		14,00,00
	Revenue and other Reserves		96,00,00
	Interim Dividend paid		44,07,17
	Interim Dividend tax paid		4,49,53
	Balance carried over to Balance Sheet		19,78,89
	TOTAL		**259,35,59**
	Cash Flow Statement	18	
	Significant Accounting Policies and Notes to Accounts	19	
	Earning per Share (Refer Note C.8)		
	Basic and Diluted (Rs.)		11.62

The Schedules referred to above form an integral part of the Profit and Loss Account.

As per our Report of even date

For S.B. BILLIMORIA & CO.
Chartered Accountants

P. R. RAMESH
Partner

Place : Mumbai
Date : May 3, 2002

JYOTIN MEHTA
General Manager & Company Secretary

For and on behalf of the Board of Directors

N. VAGHUL
Director

K. V. KAMATH
Managing Director & CEO

H. N. SINOR
Joint Managing Director

LALITA D. GUPTE
Joint Managing Director

CHANDA D. KOCHHAR
Executive Director

KALPANA MORPARIA
Executive Director

NACHIKET MOR
Executive Director

S. MUKHERJI
Executive Director

G. VENKATAKRISHNAN
General Manager

BALAJI SWAMINATHAN
Chief Financial Officer

(Rs. in '000s)

SCHEDULE 1 – CAPITAL

Authorised Capital		
30,00,00,000	Equity shares of Rs.10 each[1]	300,00,00
Issued, Subscribed and Paid-up Capital		
22,03,58,680	(Previous year 19,68,18,880) equity shares of Rs.10 each including 3,18,18,180 underlying equity shares consequent on USD 175 million ADS issue in March 2000 and 2,35,39,800 equity shares issued to shareholders of Bank of Madura Limited on amalgamation.	220,35,87
Less: Calls unpaid		—
Add: Forfeited shares		—
Share Capital Suspense [Represents face value of 39,26,72,724 shares to be issued to shareholders of ICICI Limited on amalgamation]		392,67,27
Preference Share Capital Suspense[2] [Represents face value of 350 preference shares to be issued to shareholders of ICICI Limited on amalgamation redeemable at par on April 20, 2018]		350,00,00
TOTAL		963,03,14

1 Pursuant to the Scheme of Amalgamation of ICICI Limited, ICICI Capital Services Limited and ICICI Personal Financial Services Limited with ICICI Bank Limited, the authorised capital has increased from Rs. 300 crores to Rs. 2,250 crores.

2 As per the notification received from Ministry of Finance the restriction of Section 12 (1) of the Banking Regulation Act, 1949, prohibiting banks established after 1944 from holding preference shares, is not applicable to the Bank for a specified period.

(Rs. in '000s)

SCHEDULE 2 – RESERVES AND SURPLUS

I.	Statutory Reserve	
	Opening balance	184,43,07
	Additions during the year (includes Rs. 133 million relating to subsidiaries)	78,30,30
	Deductions during the year	—
	Closing balance	262,73,37
II.	Debenture Redemption Reserve	
	Opening balance	—
	Additions during the year [on amalgamation]	10,00,00
	Deductions during the year	—
	Closing balance	10,00,00
III.	Special Reserve	
	Opening balance	—
	Additions during the year (includes Rs.108000.00 lacs on amalgamation and Rs. 330.30 lacs relating to subsidiaries)	1097,30,30
	Deductions during the year	—
	Closing balance	1097,30,30
IV.	Share Premium	
	Opening balance	804,54,36
	Additions during the year	—
	Deductions during the year	—
	Closing balance	804,54,36
V.	Investment Fluctuation Reserve	
	Opening balance	11,33,50
	Additions during the year	16,00,00
	Deductions during the year	—
	Closing balance	27,33,50
VI.	Revenue and other Reserves	
	Opening balance*	91,12,06
	Additions during the year**	3106,66,30
	Deductions during the year	—
	Closing balance	3197,78,36
VII.	Balance in Profit and Loss Account	19,78,89
	TOTAL	**5419,48,78**

* Includes (a) amount transferred on amalgamation of Bank of Madura Limited with the Bank Rs. 207.05 lacs, and (b) Rs. 1176.99 lacs being excess of face value of shares issued over net assets and reserves of Bank of Madura Limited on amalgamation.

** Comprises (a) Rs. 321082.23 lacs on amalgamation of ICICI Limited, ICICI Capital Services Limited and ICICI Personal Financial Services Limited with the Bank.
(b) Rs. 3272.95 lacs being deferred tax credit for earlier years on adoption of Accounting Standard 22.
(c) Rs. 9600.00 lacs transferred from Profit and Loss Account.
(d) Net decremental effect of Rs. 23288.88 lacs on consolidation.

(Rs. in '000s)

SCHEDULE 3 – DEPOSITS

A.	I.	Demand Deposits	
		i) From banks	108,99,78
		ii) From others	2608,81,39
	II.	Savings Bank Deposits	2497,00,29
	III.	Term Deposits	
		i) From banks	4456,57,84
		ii) From others	22545,72,40
		TOTAL	32217,11,70
B.	I.	Deposits of branches in India	32217,11,70
		TOTAL	32217,11,70

SCHEDULE 4 – BORROWINGS

I.	Borrowings in India	
	i) Reserve Bank of India	140,89,00
	ii) Other banks	2687,75,35
	iii) Other institutions and agencies	
	a) From Government of India	600,93,57
	b) From Financial Institutions	2184,20,92
II.	Borrowings in the form of	
	a) Deposits taken over from ICICI Limited	4249,98,95
	b) Commercial Paper	702,28,86
	c) Bonds and Debentures (excluding subordinated debt)	
	1) Debentures and Bonds guaranteed by the Government of India	1824,00,00
	2) Tax free Bonds	80,00,00
	3) Non convertible portion of partly convertible notes	133,19,36
	4) Borrowings under private placement of bonds carrying maturity of one to thirty years from the date of placement	19356,93,77
	5) Bonds Issued under multiple option/safety bonds series	
	– Regular Interest Bonds	3417,52,31
	– Deep Discount Bonds	621,41,22
	– Bonds with premium warrants	50,60,78
	– Encash Bonds	249,30,30
	– Tax Saving Bonds	7493,31,63
	– Easy Instalment Bonds	3,13,59
	– Pension Bonds	5,17,29
	6) Application Money pending allotment	537,44,95
III.	Borrowings outside India	
	i) From Multilateral/Bilateral Credit Agencies (guaranteed by the Government of India equivalent of Rs. 221988.43 lacs)	2521,36,94
	ii) From International Banks, Institutions and Consortiums	2934,76,59
	iii) By way of Bonds and Notes	1819,75,20
	TOTAL	51614,00,58

(Rs. in '000s)

SCHEDULE 5 – OTHER LIABILITIES AND PROVISIONS

I. Bills payable	817,34,72
II. Inter-office adjustments (net)	33,04,59
III. Interest accrued	2292,78,12
IV. Unsecured Redeemable Debentures/Bonds [Subordinated for Tier II Capital]	9751,31,41
V. Others	
a) Security Deposits from Clients	81,39,04
b) Sundry creditors	1256,76,57
c) Received for disbursements under special program	254,72,97
d) Swap Suspense (Refer Note C. 5 b)	25,39,10
e) ERAS Exchange Fluctuation Account	67,93,48
f) Other Liabilities (including provisions)	1965,51,67
TOTAL	**16546,21,67**

SCHEDULE 6 – CASH AND BALANCES WITH RESERVE BANK OF INDIA

I. Cash in hand (including foreign currency notes)	249,26,57
II. Balances with Reserve Bank of India	
i) In Current Accounts	1528,56,91
ii) In Other Accounts	20,00
TOTAL	**1778,03,48**

SCHEDULE 7 – BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE

I. In India	
i) Balances with banks	
a) in Current Accounts	949,59,56
b) in Other Deposit Accounts	1942,16,14
ii) Money at call and short notice	
a) with banks	3924,10,81
b) with other institutions	234,00,00
TOTAL	**7049,86,51**
II. Outside India	
i) in Current Accounts	150,33,23
ii) in Other Deposit Accounts	1288,19,05
iii) Money at call and short notice	2601,04,00
TOTAL	**4039,56,28**
GRAND TOTAL (I+II)	**11089,42,79**

(Rs. in '000s)

SCHEDULE 8 – INVESTMENTS

I.	Investments in India	
	i) Government securities	24304,85,21
	ii) Other approved securities	70,46,45
	iii) Shares *	2597,08,06
	iv) Debentures and Bonds	6959,09,99
	v) Others (CPs, Mutual Fund Units, etc.)	3332,67,66
	TOTAL	37264,17,37
II.	Investments outside India	
	i) Subsidiaries and/or joint ventures abroad	—
	ii) Others	10,66,79
	TOTAL	10,66,79
	GRAND TOTAL (I+II)	37274,84,16

* Includes investment in associates of Rs. 3325.11 lacs accounted as per equity method of accounting.

SCHEDULE 9 – ADVANCES

A.	i) Bills purchased and discounted	1654,12,23
	ii) Cash credits, overdrafts and loans repayable on demand	2402,50,73
	iii) Term loans	43020,04,53
	iv) Securitisation, Finance lease and Hire Purchase receivables	830,57,70
	TOTAL	47907,25,19
B.	i) Secured by tangible assets [includes advances against Book Debt]	44604,24,64
	ii) Covered by Bank/Government Guarantees	1029,36,12
	iii) Unsecured	2273,64,43
	TOTAL	47907,25,19
C.	I. Advances in India	
	i) Priority Sector	1985,91,44
	ii) Public Sector	4356,20,87
	iii) Banks	179,44,97
	iv) Others	41323,63,70
	TOTAL	47845,20,98
	II. Advances outside India	
	i) Due from banks	—
	ii) Due from others	
	a) Bills purchased and discounted	—
	b) Syndicated loans	—
	c) Others	62,04,21
	TOTAL	62,04,21
	GRAND TOTAL (C. I and II)	47907,25,19

(Rs. in 000s)

SCHEDULE 10 – FIXED ASSETS

I.	Premises	
	At cost as on March 31 of preceding year	203,08,68
	Additions during the year	131,85,56
	Additions on amalgamation	1237,78,06
	Deductions during the year	(14,27,91)
	Depreciation to date	(39,09,37)
II.	Other Fixed Assets (including Furniture and Fixtures)	
	At cost as on March 31 of preceding year	253,52,45
	Additions during the year	173,13,28
	Additions on amalgamation	341,33,58
	Deductions during the year	(98,26)
	Depreciation to date	(148,05,52)
III.	Assets given on Lease	
	At cost as on March 31 of preceding year*	133,06,63
	Additions during the year	6,91,90
	Additions on amalgamation	2227,05,82
	Deductions during the year	(22,36,40)
	Depreciation to date, accumulated lease adjustment and provisions	(67,79,31)
	TOTAL	**4415,19,19**

* Includes repossessed Leased Asset Rs. 960.00 lacs

SCHEDULE 11 – OTHER ASSETS

I.	Inter-office adjustments (net)	—
II.	Interest accrued	1865,42,84
III.	Tax paid in advance/tax deducted at source (net)	1015,62,51
IV.	Stationery and Stamps	50,34
V.	Non-banking assets acquired in satisfaction of claims	206,77,95
VI.	Others	
	a) Advance for Capital Assets	205,86,67
	b) Outstanding Fees and Other Income	173,25,39
	c) Exchange Fluctuation Suspense with Government of India (Refer Note C. 5 a)	111,19,19
	d) Others*	777,31,97
	TOTAL	**4355,96,86**

* Includes Rs. 12444.96 lacs (representing 1013,95,949 equity shares) transferred to The Western India Trustee & Executor Company Limited being shares held by ICICI Limited in ICICI Bank Limited.

(Rs. in '000s)

SCHEDULE 12 – CONTINGENT LIABILITIES

I.	Claims against the Bank not acknowledged as debts	1023,62,07
II.	Liability for partly paid investments	261,51,61
III.	Liability on account of outstanding forward exchange contracts	15254,59,16
IV.	Guarantees given on behalf of constituents in India	9351,60,16
V.	Acceptances, endorsements and other obligations	1739,10,49
VI.	Currency Swaps	2041,46,75
VII.	Interest Rate Swaps	12204,15,65
VIII.	Other items for which the Bank is contingently liable	1924,79,39
	TOTAL	43800,85,28

schedules

forming part of the Consolidated Profit and Loss Account for the year ended March 31, 2002

(Rs. in '000s)

SCHEDULE 13 – INTEREST EARNED

I.	Interest/discount on advances/bills	772,50,58
II.	Income on investments	1234,94,22
III.	Interest on balances with Reserve Bank of India and other inter-bank funds	122,62,99
IV.	Others	23,82,75
	TOTAL	2153,90,54

SCHEDULE 14 – OTHER INCOME

I.	Commission, exchange and brokerage	230,88,87
II.	Profit on sale of investments (net)	305,71,34
III.	Profit/(Loss) on revaluation of investments (net)	(12,64,32)
IV.	Loss on sale of land, buildings and other assets (net)	(627)
V.	Profit on exchange transactions (net)	37,22,00
VI.	Miscellaneous Income	18,00,99
	TOTAL	579,12,61

forming part of the Consolidated Profit and Loss Account for the year ended March 31, 2002 *Continued*

(Rs. in '000s)

SCHEDULE 15 – INTEREST EXPENDED

I.	Interest on deposits	1389,61,90
II.	Interest on Reserve Bank of India/inter-bank borrowings	47,83,87
III.	Others	122,85,99
	TOTAL	**1560,31,76**

SCHEDULE 16 – OPERATING EXPENSES

I.	Payments to and provisions for employees	147,54,64
II.	Rent, taxes and lighting	66,46,85
III.	Printing and stationery	35,30,22
IV.	Advertisement and publicity	7,96,57
V.	Depreciation on Bank's property	64,17,91
VI.	Directors' fees, allowances and expenses	15,69
VII.	Auditors' fees and expenses (including branch auditors)	31,05
VIII.	Law Charges	1,51,49
IX.	Postages, Telegrams, Telephones, etc.	37,77,03
X.	Repairs and maintenance	78,39,16
XI.	Insurance	14,15,33
XII.	Other expenditure*	171,72,07
	TOTAL	**625,48,01**

* Includes Rs. 915.40 lacs amortisation of ADS issue expenses.

SCHEDULE 17 – PROVISIONS AND CONTINGENCIES

I.	Income Tax – Current period Tax Rs. 121,33.00 lacs – Deferred Tax adjustment (Rs. 90,33,.00 lacs)	31,00,00
II.	Wealth Tax	50,00
III.	Additional depreciation/ (write-back of depreciation) on investments	(13,74,36)
IV.	Provision for non-performing assets (net) [incl. Provision for standard assets and after accounting for provisions required on certain accounts stated in Note B.3 (a) (ii)]	268,29,00
V.	Others	2,70,00
	TOTAL	**288,74,64**

Particulars		(Rs. in 000s)
SCHEDULE 18 – CONSOLIDATED CASH FLOW STATEMENT		
Cash flow from Operating Activities		
Net profit before taxes		28,99,874
Adjustments for :		
Depreciation on fixed assets		6,41,791
Net (appreciation)/depreciation on investments		(1,37,436)
Provision in respect of non-performing assets (including prudential provision on standard assets)		26,82,900
Provision for contingencies and others		27,000
Loss on sale of fixed assets		627
		61,14,756
Adjustments for :		
(Increase)/Decrease in Investments		(1531,27,918)
(Increase)/Decrease in Advances		230,33,299
Increase/(Decrease) in Borrowings		(147,04,085)
Increase/(Decrease) in Deposits		1570,69,033
(Increase)/Decrease in Other Assets		(50,70,756)
Increase/(Decrease) in Other Liabilities and Provisions		103,95,316
		175,94,889
Direct taxes paid		(12,75,280)
Net Cash Generated from Operating Activities	(A)	224,34,365
Cash Flow from Investing Activities		
Purchase of fixed assets		(2,44,184)
Proceeds from sale of fixed assets		7,307
Net Cash Generated from Investing Activities	(B)	(2,36,877)
Cash Flow from Financing Activities		
Proceeds from issue of share capital		
Proceeds from issue of subordinated debt		22,85,354
Dividend and dividend tax paid		(9,71,340)
Net Cash Generated from Financing Activities	(C)	13,14,014
Cash and Cash Equivalents on Amalgamation	(D)	684,37,439
Net Cash and Cash Equivalents coming from Consolidation	(E)	7,88,802
Net Increase/(Decrease) in Cash and Cash Equivalents	(A)+(B)+(C)+(D)+(E)	927,37,743
Cash and Cash Equivalents as at April 1		359,36,884
Cash and Cash Equivalents as at March 31		1286,74,627

For and on behalf of the Board of Directors

N. VAGHUL
Director

K. V. KAMATH
Managing Director & CEO

H. N. SINOR
Joint Managing Director

LALITA D. GUPTE
Joint Managing Director

CHANDA D. KOCHHAR
Executive Director

KALPANA MORPARIA
Executive Director

NACHIKET MOR
Executive Director

S. MUKHERJI
Executive Director

Place : Mumbai
Date : May 3, 2002

JYOTIN MEHTA
General Manager & Company Secretary

G. VENKATAKRISHNAN
General Manager

BALAJI SWAMINATHAN
Chief Financial Officer

SCHEDULE 19

A. SIGNIFICANT ACCOUNTING POLICIES

1. Overview

ICICI Bank Limited ("ICICI Bank" or "the Bank") together with its subsidiaries provides a wide range of banking and financial services including commercial lending, trade finance, treasury products, retail banking and broking business. ICICI Bank is a banking company governed by the Banking Regulation Act, 1949.

In fiscal 2001, ICICI Bank acquired and merged Bank of Madura into itself in an all-stock deal. Effective March 30, 2002, ICICI Bank acquired 100% of the outstanding equity shares of ICICI Limited ("ICICI") and ICICI's interest in its subsidiaries in an all-stock deal accounted for under the purchase method of accounting.

2. Principles of Consolidation

The consolidated financial statements include the accounts of ICICI Bank and all its subsidiaries. The consolidated Balance Sheet includes the assets and liabilities of ICICI Bank and all its subsidiaries as on March 31, 2002 and Profit and Loss Account for the entire year for ICICI Bank and two days for the subsidiaries.

The financial statements of the Bank and its subsidiaries have been combined on a line by line basis by adding together the book values of like items of assets, liabilities, income and expenses, after fully eliminating intra-group balances and intra-group transactions.

Investment in Associate Companies is accounted as per Accounting Standard 23 (AS 23) "Accounting for Investments in Associates in Consolidated Financial Statements" issued by The Institute of Chartered Accountants of India.

Minority interest in the net assets of subsidiaries consists of:

a) the amount of equity attributable to minorities at the date on which investment in a subsidiary is made and

b) the minorities' share of movements in equity since the day on which parent subsidiary relationship came into existence.

3. Basis of Preparation

The financial statements have been prepared under the historical cost convention and on accrual basis of accounting. The accounts of the Bank and its subsidiaries have been prepared in accordance with Accounting Standards issued by the Institute of Chartered Accountants of India, guidelines issued by respective regulatory authorities from time to time and generally accepted accounting principles.

The preparation of financial statements requires that management makes estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Actual results could differ from these estimates.

The consolidated financial statements includes the results of the following entities :

Sr. No.	Name of the Company	Country/ Residence	Relation	Ownership Interest
1.	ICICI Securities and Finance Company Limited	India	Subsidiary	99.92%
2.	ICICI Brokerage Services Limited	India	Subsidiary	99.92%
3.	ICICI Securities Inc.	USA	Subsidiary	99.92%
4.	ICICI Securities Holding Inc.	USA	Subsidiary	99.92%
5.	ICICI Venture Funds Management Company Limited	India	Subsidiary	99.99%
6.	ICICI Home Finance Company Limited	India	Subsidiary	100.00%
7.	ICICI Trusteeship Services Limited	India	Subsidiary	100.00%
8.	ICICI Investment Management Company Limited	India	Subsidiary	100.00%
9.	ICICI International Limited	Mauritius	Subsidiary	100.00%
10.	ICICI Prudential Life Insurance Company Limited	India	Subsidiary	74.00%
11.	ICICI Lombard General Insurance Company Limited	India	Subsidiary	74.00%
12.	ICICI Web-Trade Limited	India	Other related party	100.00%
13.	ICICI Property Trust	India	Other related party	100.00%
14.	ICICI Properties Private Limited	India	Other related party	100.00%
15.	ICICI Real Estate Company Private Limited	India	Other related party	100.00

Sr. No.	Name of the Company	Country/ Residence	Relation	Ownership Interest
16.	ICICI Realty Private Limited	India	Other related party	100.00%
17.	ICICI West Bengal Infrastructure Development Corporation Limited	India	Other related party	75.95%
18.	ICICI KINFRA Limited	India	Other related party	75.99%
19.	ICICI Knowledge Park	India	Other related party	100.00%
20.	ICICI Technology Incubator Fund	India	Other related party	100.00%
21.	ICICI Eco-net Internet and Technology Fund	India	Other related party	92.12%
22.	ICICI Information Technology Fund	India	Other related party	*98.49%
23.	ICICI Equity Fund	India	Other related party	**100.00%

* Application money for 11,710,000 shares of Rs. 100 each which has been subsequently allotted on April 26, 2002 have been considered for calculation of ownership interest

** Application money for 42,593,433 shares of Rs. 100 each which has been subsequently allotted on April 26, 2002 have been considered for calculation of ownership interest

The financial statements of the subsidiaries used in the consolidation are drawn upto the same reporting date as that of the Parent Company, i.e. period ended March 31, 2002.

ICICI Infotech Services Limited along with its subsidiaries and ICICI OneSource Limited are excluded from consolidation as ICICI Bank's control in these companies is intended to be temporary.

Following Associate Companies are accounted under equity method as per Accounting Standard 23 "Accounting for Investments in Associates in Consolidated Financial Statements" issued by The Institute of Chartered Accountants of India:

Sr. No.	Name of the Company	Country/ Residence	Relation	Ownership Interest
1.	TCW/ICICI Investment Partner LLC.	USA	Associate	50.00%
2.	Prudential ICICI Asset Management Company Limited	India	Associate	44.99%
3.	Prudential ICICI Trust Limited	India	Associate	44.80%

Since the appointed date of the merger of ICICI is March 30, 2002 the financials include the results of the operations for the full year of ICICI Bank and from the appointed date for ICICI. As more fully explained in part B the results of operations of ICICI, ICICI Personal Financial Services Limited and ICICI Capital Services Limited up to the appointed date are accounted in accordance with the scheme of amalgamation and Accounting Standard 14 on 'Accounting for Amalgamations' issued by the Institute of Chartered Accountants of India. The accounting policies described below have to be read together with the aforesaid note.

4. **Revenue Recognition**

a) Interest income is recognised in the Profit and Loss Account as it accrues except in the case of non-performing assets where it is not reckoned as income in the accounts unless realised in cash.

b) Income on hire purchase operations is accrued in a manner so as to provide a fixed return on outstanding investments.

c) Income from leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period. In respect of leases effected from April 1, 2001, finance leases have been accounted as per Accounting Standard 19 issued by the Institute of Chartered Accountants of India.

d) Income on discounted instruments is recognised over the tenure of the instrument.

e) Dividend is accounted on an accrual basis when the Bank's right to receive the dividend is established.

f) Front end fees, premium earned on prepayment of loans, fee income arising from sell down of assets and fees earned on restructured (including realignment of interest rates) loans are recognised upfront on their becoming due.

g) Guarantee commission is recognised over the period of the guarantee.

h) In case of non-fund based activities such as issue management, loan syndication, financial advisory services etc., the revenue is recognised based on the stage of completion of assignments and the bills raised for the recovery of fees.

i) Income from brokerage activities is recognised as income on the trade date of the transaction. Related Expenditure incurred for procuring business is accounted for as procurement expenses.

j) Contago transactions are treated as secured lending transactions and accordingly disclosed in the financial statements. The difference between the purchase and the sale values on such transactions is recognised in other income.

k) Insurance premium is recognised when due. Premium deficiency is recognised if based on actuarial assessment, the sum of expected claim costs, related expenses and maintenance costs exceeds related unearned premiums.

5. **Investments**

ICICI Bank :

Investments are valued in accordance with the extant Reserve Bank of India ("RBI") guidelines on investment classification and valuation as under:

a) All investments are classified under three categories, viz., 'Held to Maturity', 'Available for Sale' and 'Trading'. Under each category the investments are further classified under (a) Government Securities (b) Other approved securities (c) Shares (d) Bonds and Debentures (e) Subsidiaries and Joint Ventures and (f) Others.

b) 'Held to Maturity' securities are carried at acquisition cost or at amortised cost if acquired at a premium over the face value. A provision is made for diminution other than temporary.

c) 'Available for Sale' and 'Trading' securities are valued periodically as per RBI guidelines.

The market value of SLR securities for the purpose of periodical valuation of investments included in the Available for Sale and Trading categories is as per the rates put out by Fixed Income Money Market and Derivatives Association ("FIMMDA").

The valuation of non-SLR securities other than quoted on the stock exchanges, wherever linked to the YTM rates, is with a mark-up (reflecting associated credit risk) over the YTM rates for government securities put out by FIMMDA.

d) Depreciation/Appreciation for each basket within 'Available for Sale' and 'Trading' category is aggregated. Net appreciation in each basket if any, being unrealised, is ignored, while net depreciation is provided for.

e) Costs such as brokerage, commission etc., pertaining to investments, paid at the time of acquisition, are charged to revenue.

f) Broken period interest on debt instruments is treated as a revenue item.

g) Profit on sale of investment in the 'Held to Maturity' category is credited to the revenue account and thereafter is appropriated to Capital Reserve.

Insurance Subsidiaries :

ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited are governed by Insurance Act, 1938 which value their investments in accordance with the provisions of Insurance Regulatory and Development Authority Regulation, 2002. Total investments of these two subsidiaries amount to Rs. 30460.84 lacs.

Other Subsidiaries :

ICICI Equity Fund, ICICI Information Technology Fund, ICICI Technology Incubator Fund, ICICI Eco-net Internet and Technology Fund (schemes of ICICI Venture Capital Fund) value their investments as per Securities and Exchange Board of India ("SEBI") guidelines issued from time to time. Total investments of these funds amount to Rs. 89103.00 lacs.

ICICI International Limited values their investments in accordance with International Accounting Standard (IAS) 39 (Financial Instruments : Recognition and Measurement). Total investment of the Company is Rs. 146.45 lacs.

Other subsidiaries value their investments as per Accounting Standard 13 "Accounting for Investments" issued by The Institute of Chartered Accountants of India. Total investments of such subsidiaries amount to Rs. 10821.00 lacs.

6. **Provision/write-offs on Loans and other Credit Facilities**

a) As per RBI guidelines, general provision of 0.25% is made on standard assets. The Bank has a policy of making an additional general provision of 0.25%, thus making total general provision of 0.50% on standard assets. As a result of fair valuation done on ICICI's performing assets, the Bank currently holds Rs. 217100.00 lacs of provision on customer assets taken over from ICICI amounting to 4.55% provision on acquired performing customer assets, which is in excess of the Bank's policy of 0.50% provision.

b) All credit exposures are classified as per the RBI guidelines into performing and non-performing assets. Further, non-performing assets are classified into sub-standard, doubtful and loss assets for income recognition and provisioning based on the criteria stipulated by the RBI. Provisions are made on substandard and doubtful assets at rates higher than those prescribed by RBI. The secured portion of the substandard and doubtful assets is provided at 50% over a three-year period instead of five and a half years as prescribed by RBI. Loss assets and unsecured portion of doubtful assets are fully provided/written off. Additional provisions are made against specific non-performing assets over and above what is stated above, if in the opinion of the management, increased provisions are necessary.

c) For restructured/rescheduled assets, provision is made in accordance with the guidelines issued by RBI, which require that the difference between the present values of the future interest as per the original loan agreement and the present values of future interest on the basis of rescheduled terms be provided at the time of restructuring.

d) Amounts recovered against debts written off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are written back to the revenue account.

To the extent future provisions are required on the assets taken over from ICICI, the general provision credited on fair valuing the assets at the time of the amalgamation will be used.

7. Fixed Assets and Depreciation

ICICI Bank:

Premises and other fixed assets are carried at cost. Depreciation is charged over the estimated useful life of a fixed asset on a "straight line" basis. The rates of depreciation for fixed assets are:

Asset	Depreciation Rate
Premises owned by the Bank	1.63%
Improvements to leasehold premises	1.63% or over the lease period, whichever is higher
ATMs	16.67%
Plant and Machinery like Air conditioners, Xerox machines, etc.	10%
Furniture and Fixtures	15%
Motor vehicles	20%
Computers	33.33%
Others (including Software and system development expenses)	25%

a) Depreciation on leased assets is made on a straight-line basis at the higher of the rates determined with reference to the primary period of lease and the rates specified in Schedule XIV to the Companies Act, 1956. Depreciation on additions is provided on a pro-rata basis.

b) Assets purchased during the year are depreciated on the basis of actual number of days the asset has been put to use in the year.

c) Items costing less than Rs. 5,000/- are fully depreciated in the year of purchase.

Subsidiaries:

Some of the subsidiaries of ICICI Bank follow written down value method for computation of depreciation at the rates prescribed by the Companies Act, 1956. The aggregate net block of such companies amounts to Rs. 2383.50 lacs.

8. Foreign Currency Transactions

a) Monetary assets and liabilities of the Bank are translated at closing exchange rates notified by the Foreign Exchange Dealers' Association of India ("FEDAI").

b) Unrealised gains/losses on outstanding forward contracts of the Bank as at the end of the year are taken as current income/expense in accordance with the RBI/FEDAI guidelines. Contingent Liabilities at the balance sheet date on account of foreign exchange contracts of the Bank are reported at contracted rates.

c) Financial statements of foreign subsidiaries – ICICI Securities Holding Inc., ICICI Securities Inc. and ICICI International Limited have been converted at the year end rates.

9. **Accounting for Swaps**

The Bank enters into derivative contracts such as currency swaps and interest rate swaps to hedge on-balance sheet assets and liabilities and for trading purposes. The swap contracts entered to hedge on-balance assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments are correlated with the movement of the underlying assets and liabilities and accounted pursuant to the principles of hedge accounting. The related amount receivable from and payable to the swap counter parties is included in the other assets or other liabilities in the balance sheet. When there is no correlation of movements between derivative and the underlying asset or liability, or if the underlying asset or liability specifically related to a derivative instrument is matured, sold or terminated, the derivative instrument is closed out or marked to market as an element of non-interest income on an out-going basis.

10. **Staff Benefits**

For employees of the Bank covered under group gratuity scheme and group superannuation scheme of LIC, gratuity and superannuation charged to Profit and Loss Account is on the basis of premium demanded by LIC. Provision for gratuity and pension (for certain category of employees of the Bank) and leave encashment liability is determined as per actuarial valuation. Defined contributions for Provident Fund are charged to the Profit and Loss account based on contributions made in terms of the scheme by the Bank. Retirement benefits for employees taken over from erstwhile Bank of Madura and ICICI are different from those applicable to other employees.

11. **Deferred Tax**

The Bank accounts for income taxes as per Accounting Standard 22 (AS 22) "Accounting for Taxes on Income". Accounting Standard 22 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities using substantively enacted tax rates expected to apply to taxable income in the years when temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in the Profit and Loss Account in the period of change. Deferred tax assets are recognised subject to a valuation allowance based upon management's judgement as to whether realisation is considered reasonably certain.

12. **Other Significant Accounting Policies**

These are set out in the Notes to Accounts under Significant Accounting Policies for financial statements of the entities considered for Consolidated Financial Statements.

B. **AMALGAMATION OF ICICI LIMITED, ICICI CAPITAL SERVICES LIMITED (ICICI CAPITAL) AND ICICI PERSONAL FINANCIAL SERVICES LIMITED (ICICI PFS) WITH THE BANK**

1. ICICI, ICICI PFS and ICICI Capital were amalgamated with the Bank with effect from March 30, 2002 in terms of the Scheme of Amalgamation approved by the Reserve Bank of India on April 26, 2002 and the High Court of Gujarat on March 7, 2002 and High Court of Judicature at Mumbai on April 11, 2002. ICICI was a financial services company offering a wide range of products and services to corporate and retail customers in India through a number of business operations, subsidiaries and affiliates. ICICI PFS, a subsidiary of ICICI, was acting as a focal point for marketing, distribution and servicing the retail product portfolio of ICICI including auto loans, commercial vehicle loans, credit cards, consumer loans, etc. ICICI Capital, a subsidiary of ICICI, was engaged in sales and distribution of various financial and investment products like ICICI Bonds, Fixed Deposits, Demat Services, Mutual Funds, etc.

2. **The following are the Salient Features of the Scheme:**

a) The consideration for the amalgamation is in the form of one equity share of ICICI Bank of Rs. 10 each issued for two equity shares of ICICI of the face value of Rs. 10 each. No shares would be issued pursuant to the amalgamation of ICICI PFS and ICICI Capital, both of which are wholly owned subsidiaries of ICICI.

b) ICICI would transfer prior to the appointed date, the shares held by it in ICICI Bank to an individual trustee or a board of trustees or a corporate trustee.

c) ICICI Bank shall issue to the holders of 0.001% preference shares of Rs. 10,000,000 each of ICICI, one preference share of Rs. 10,000,000 fully paid up on the same terms and conditions.

d) In respect of Stock Options issued by ICICI under the Employees' Stock Option Scheme to its Directors and employees and employees of ICICI PFS and ICICI Capital or any other subsidiary or associates and which have not been exercised and are therefore outstanding, the said Directors and employees, would in lieu of the options held by them in ICICI receive, options in ICICI Bank in the ratio of one equity share of Rs. 10 for every two equity shares of Rs. 10 each granted in ICICI. The exercise price of the said options shall be twice the price payable by said Directors and employees for the exercise of ICICI stock options.

3. In accordance with the Scheme of amalgamation the fair value of the assets (net of existing provisions) and liabilities of ICICI had to be determined for incorporation in the books of the Bank. In this context, the following procedures were adopted by the Bank:

a) (i) The auditors of ICICI have in their report confirmed that the valuation and provisioning requirements in respect of assets of ICICI have been carried out consistent with the prudential norms applicable to banks and provisioning requirements have been fully met out of existing provisions/reserves of ICICI, except to the extent of:

- further provisioning required arising out of the report of the fair valuation exercise carried out by an independent firm of Chartered Accountants and
- additional provision required in respect of certain performing loan accounts of ICICI which are non-performing in the books of ICICI Bank.

(ii) In respect of loans and all investments deemed to be credit substitutes and Venture Capital Investments the fair values have been determined by Deloitte Haskins & Sells, an independent firm of Chartered Accountants, which valuation resulted in an aggregate shortfall when compared with the carrying values. This shortfall has not been adjusted in the books of ICICI before amalgamation as required by the Reserve Bank of India. However, as permitted by Accounting Standard 14 on 'Accounting for Amalgamations', the said assets have been incorporated in the books of the Bank at carrying values as appearing in the books of ICICI with further provisions made in the books of the Bank as follows:

- Rs. 243005.36 lacs, based on the fair values determined by Deloitte Haskins & Sells on the total portfolio basis without allocating to individual assets and other adjustments.
- Rs. 15460.40 lacs in respect of performing loans which would be considered as non performing assets in the books of the Bank.

(iii) Investments other than investments in Venture Capital Funds, subsidiaries and investments deemed to be credit substitutes have been valued in accordance with RBI guidelines on Valuation of Investments.

(iv) No adjustment has been made to the carrying values in respect of investments in subsidiaries where the management does not have an established intent to sell or has regulatory constraints in reducing stakes.

(v) Fixed assets have been recorded as per their fair values in ICICI books prior to the amalgamation as determined by independent valuers. Hence no further adjustment was considered necessary.

(vi) It has not been considered necessary to make any adjustment to the values of the liabilities as appearing in the books of ICICI.

(vii) Subject to the above, the assets and liabilities of ICICI have been incorporated in the books of the Bank on the basis of Trial Balance as at the close on March 29, 2002 certified by the auditors of ICICI.

(viii) It has not been considered necessary to make any adjustment to the values of the assets and liabilities of ICICI Capital and ICICI PFS and these assets and liabilities have been incorporated based on Trial Balances certified by the auditors of ICICI Capital and ICICI PFS.

b) The excess of the fair value of the net assets of ICICI over the paid up value of the shares issued by the Bank has been dealt with as follows:

(i) The balances in 'Special Reserve Account' and 'Debenture Redemption Reserve Account' have been transferred to similar accounts in the books of the Bank.

(ii) The aggregate balances in 'Capital Reserve Account', 'Capital Redemption Reserve Account', 'Share Premium Account', 'General Reserve Account', 'Profit and Loss Account' and any other reserves as reduced by the provisions referred to in para 3(a)(ii) and such other adjustments considered necessary have been transferred to 'General Reserve Account'.

Accordingly, the acquisition of ICICI has resulted into a net accretion to General Reserve of Rs. 321082.23 lacs.

The computation of this amount is detailed in the table below:

		Rupees in lacs
Assets at Book Values	7127157.14	
Less: Fair value and other adjustments	258465.76	
Fair value of assets	6868691.38	
Less: Liabilities taken over	6364341.88	
Net Assets at fair value		**504349.50**
Less: Consideration payable		
(392,672,724 equity shares of Rs. 10 each)	39267.27	
Preference Shares	35000.00	
Special Reserve	108000.00	
Debenture Redemption Reserve	1000.00	**183267.27**
Amount taken to General Reserve in Bank's books		**321082.23**

C. NOTES FORMING PART OF THE ACCOUNTS

1. Preference Shares

Certain Government Securities amounting to Rs. 13045.75 lacs have been earmarked against redemption of preference share capital, which falls due for redemption on April 20, 2018.

2. Employee Stock Option Scheme

At the Extraordinary General Meeting on February 21, 2000, the shareholders approved an Employee Stock Option Scheme. Under the Scheme, up to 5% of the issued equity shares, including the ADS issue, can be allocated to Employee Stock Options. In terms of the Scheme, 63,27,825 options granted to eligible employees were outstanding as at March 31, 2002.

In terms of the Scheme of Amalgamation of ICICI Limited (ICICI), ICICI Capital Services Limited (ICICI Capital) and ICICI Personal Financial Services Limited (ICICI PFS) with ICICI Bank Limited (ICICI Bank), Directors and employees to whom stock options were granted by ICICI under the employees' stock option scheme, would receive options in ICICI Bank in the ratio of one equity share of Rs. 10 for every two equity shares of Rs. 10 each granted in ICICI. The exercise price of the said options shall be twice the price payable by said Directors and employees for the exercise of ICICI stock options. As on March 31, 2002, 1,40,31,600 options issued by ICICI were outstanding.

Upon the coming into effect of the Scheme of Amalgamation, Section IV Part I of the Employee's Stock Option Scheme stands amended in the following manner:

"The maximum number of Options granted to any Eligible Employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the Eligible Employees shall not exceed five percent of the aggregate number of the issued equity shares of the Bank after coming into effect of the amalgamation of ICICI, ICICI Capital and ICICI PFS with the Bank and the issuance of equity shares by the Bank pursuant to the aforesaid amalgamation of ICICI, ICICI Capital and ICICI PFS with the Bank."

3. Subordinated Debt

Bank has raised subordinated debt amounting to Rs.22853.54 lacs during the year (Previous year Rs. NIL).

Subordinated debt acquired from ICICI includes Index bonds amounting to Rs. 879.60 lacs, which carry a detachable warrant entitling bondholders to a right to receive an amount linked to the BSE Sensitive Index ("Sensex") per terms of the issue. The liability of the Bank arising out of changes in the Sensex has been hedged by earmarking its investments of an equivalent amount in the UTI Index Equity Fund whose value is based on the Sensex.

4. Fixed Assets and Depreciation

Arising from the merger of ICICI with the Bank, the Bank reviewed the estimated useful life of certain categories of fixed assets to align the depreciation rates followed by ICICI and the Bank. Accordingly, the Bank has changed its rates of depreciation on the following categories of its fixed assets with effect from April 1, 2001:

Premises from 5% to 1.63%
Furniture and Fixtures from 20% to 15%
Motor Car from 25% to 20%

Accordingly, the depreciation charged for the current year was less by Rs. 643.00 lacs.

5. **Other Liabilities**

a) Exchange Fluctuation

Exchange Fluctuation aggregating Rs. 11119.19 lacs, which arises on account of Rupee-tying Agreements with the Government of India, is held in "Exchange Fluctuation Suspense with Government Account" pending adjustment at maturity on receipt of payments from the Government for repayments to foreign lenders.

b) Swap Suspense (net)

Swap Suspense (net) aggregating Rs. 2539.10 lacs (credit), which arises out of conversion of foreign currency swaps, is held in "Swap Suspense Account" and will be reversed at conclusion of swap transactions with swap counter parties.

c) Exchange Risk Administration Scheme

Under the Exchange Risk Administration Scheme ("ERAS"), the Government of India has agreed to extend support to the Exchange Risk Administration Fund ("ERAF"), when it is in deficit and recoup its contribution in the event of surplus. The Bank can claim from the positive balance in the ERAF account maintained by the Industrial Development Bank of India (IDBI) to the extent of the deficit in the ERAS Exchange Fluctuation Account. If the balance in the ERAF account with IDBI is insufficient, a claim will be made on the Government of India through the IDBI.

6. **Contingencies**

In January 2001, certain international banks filed a claim against ICICI before the English Courts in London challenging certain transactions between ICICI and a borrower to whom both ICICI and the litigants are lenders. These transactions relate to certain lease, brand-financing and investment agreements between ICICI and the borrower. Such transactions aggregate approximately Rs. 57000 lacs. The plaintiffs allege that such specified transactions breach the Security Agent and Trust Agreement between ICICI and the plaintiffs, whereby ICICI was appointed as a Security Agent and Trustee for the plaintiffs.

The plaintiffs have sought

- a declaration that the specified transactions are void;
- damages and / or compensation equal to the sum of money sufficient to compensate each of the plaintiffs for the loss of security;
- interest in equity computed in quarterly rests and / or pursuant to Section 35A of the UK Supreme Court Act of 1981; and
- costs of litigation.

The litigation is in its early stages and as the claims are unparticularised, no estimate of the interest, damages and costs claimed can be quantified currently. ICICI has denied all claims of the plaintiffs and is contesting the jurisdiction of the English Courts to hear the matter. The proceedings have been adjourned till the final outcome of the restructuring scheme filed by the borrower in the Gujarat High Court. The Gujarat High Court has since approved the restructuring scheme filed by the borrower. Subsequently one of the plaintiffs has filed an appeal against the said order and the same is pending. Further, one of the plaintiffs has filed a criminal complaint with similar allegations against ICICI and some of its Directors and Officers. ICICI and its Directors have filed writ petitions in the Gujarat High Court for quashing the criminal complaint and the Gujarat High Court has granted interim stay of the criminal proceedings till further order. Judgement is awaited in the said writ petitions.

Management believes that the ultimate resolution of the above litigation will not have a material adverse effect on the Bank's results of operations, financial condition, or liquidity. However, the final outcome of the litigation cannot be predicted with certainty, and accordingly, no assurance can be given about the ultimate outcome of the litigation and its impact.

7. **Information about Business and Geographical Segments**

a) Business segments

The Bank alongwith its subsidiaries has organised its business in Strategic Business Units ('SBUs') namely Retail Banking, Corporate Banking, Treasury and Corporate office and Others. The divisions are on the basis on which the Bank reports its primary segment information. SBU-Retail Banking mobilises funds from retail depositors and offers consumer lending services mainly credit cards, loan against deposits and securities etc. SBU-Corporate Banking provides financial products and services to Corporates, Institutions and Government organisations. SBU-Treasury and Corporate Office manages the central funding operations of the Bank through market operations. SBU Others represents the business carried out by the subsidiaries of the Bank and the amalgamated companies. Financial information on business segments is provided in the table below:

(Rupees in lacs)

	SBU-Retail Banking	SBU-Corporate Banking	SBU-Treasury and Corporate Office	Others	Total
Revenue :					
Revenues from external customers					
Interest Revenue	43467.05	117741.32	49822.11	4360.06	215390.54
Other Revenue	10711.56	20517.60	25686.64	996.81	57912.61
Revenue from other Operating segments					
Inter-Segment Revenue	94320.44	—	—	—	94320.44
Total Revenue	148499.05	138258.92	75508.75	5356.87	367623.59
Inter segment payments	—	(62557.89)	(31762.55)	—	(94320.44)
Total Revenue (Net)					**273303.15**
Results :					
Segment Result	7596.64	7603.92	12789.50	958.68	28948.74
Unallocated corporate expenses					3100.00
Net Profit					**25848.74**
Other Information :					
Segment assets	688501.28	1085825.58	2019740.98	6786441.33	10580509.17
Unallocated Assets					101562.50
Total assets					**10682071.67**
Segment Liabilities	1792029.46	1168506.88	702353.14	6367954.18	10030843.66
Unallocated Liabilities					651228.01
Total Liabilities					**10682071.67**
Capital Expenditure	8956.35	3640.91	1008.74	*54.00	13660.00
Depreciation	4043.52	1702.08	439.00	233.31	6417.91
Non-Cash Expenses	1837.00	25231.00	(1531.73)	194.64	25730.91

* Represents the capital expenditure of subsidiaries, which got consolidated for two days.

Segment Revenue and Expense

The Interest Income and Interest expenses have been allocated to the individual segments on the basis of the funds utilised by them and funds raised by them or from customers or other segments. Other Income and Operating Expenses have been allocated between the segments on a reasonable basis.

SBU-Treasury and Corporate office acts as the central funding department for other segments. It accepts funds from SBU-RB and provides funds to SBU-CB. These inter-segment transfer are based on cost plus basis.

Segment Assets and Liabilities

Segment assets include all operating assets used by a segment and consist primarily of operating cash, investments, loans and fixed assets, net of allowances and provisions which are reported as direct offsets in the Balance Sheet. While most of the assets can be attributed directly to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segmental Liabilities include all operating liabilities.

Geographic Distribution

The business operations of the Bank are largely concentrated in India. Activities outside India are restricted to resource mobilisation in the international markets. The assets and net income from foreign operations are immaterial.

8. Earnings Per Share ("EPS")

The computation of Earnings per share is set out below:

Basic and Diluted	FY 2002
Weighted Average No. of equity shares Outstanding (Nos)	* 222,510,311
Net Profit (Rs. in lacs)	25848.74
Earning Per Share (Rs.)	11.62

* 392,672,724 shares to be issued on amalgamation of ICICI Limited have been considered for computation of weighted average number of shares.

9. Related Party Transactions

ICICI Bank has entered into transactions with the following related parties:

- Subsidiaries and Associates of the Bank (refer note A.3 for the list of these entities);
- Employees' Provident Fund Trust; and
- Directors and employees of the Group

The details of transactions with related parties are as follows:

Rs. in lacs

Sr. No.	Description	Associates[1]
1.	Investment	3325.11
2.	Interest paid/provided	17.46
3.	Current and Fixed Deposit Account	3842.21
4.	Dues receivable	22.48

[1] Comprises of Prudential ICICI Asset Management Company Limited and Prudential ICICI Trust Limited.

The Bank has paid compensation to its key management personnel of Rs. 219.75 lacs for services rendered by them during the year.

Signatures to Schedules 1 to 19

For and on behalf of the Board of Directors

N. VAGHUL
Director

K. V. KAMATH
Managing Director & CEO

H. N. SINOR
Joint Managing Director

LALITA D. GUPTE
Joint Managing Director

CHANDA D. KOCHHAR
Executive Director

KALPANA MORPARIA
Executive Director

NACHIKET MOR
Executive Director

S. MUKHERJI
Executive Director

Place : Mumbai
Date : May 3, 2002

JYOTIN MEHTA
General Manager & Company Secretary

G. VENKATAKRISHNAN
General Manager

BALAJI SWAMINATHAN
Chief Financial Officer

ICICI Bank

ICICI BANK LIMITED

FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2000, 2001 AND 2002

PREPARED IN ACCORDANCE WITH

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)



contents

independent auditors' report

To the Board of Directors and Stockholders of ICICI Bank Limited

ICICI Bank

We have audited the accompanying balance sheets of ICICI Bank Limited as of March 31, 2002 and 2001 and the related statements of income, changes in stockholders' equity and other comprehensive income and cash flows for each of the years in the three-year period ended March 31, 2002. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICICI Bank Limited as of March 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in note 1.20.1 to the financial statements, on April 1, 2001 the Bank adopted the provisions of Statement of Financial Accounting Standard No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended.

The United States dollar amounts are presented in the accompanying financial statements solely for the convenience of the readers and have been translated to United States dollars on the basis disclosed in note 1.4.1.

KPMG

Mumbai, India
May 2, 2002

balance sheets

(in millions, except share data)

at March 31,	2001	2002	2002[1]
			Convenience translation into USD (unaudited)
	Rs.	**Rs.**	**USD**
Assets			
Cash and cash equivalents	*44,896*	**87,965**	**1,801**
Interest-bearing deposits with banks	*2,410*	**1,406**	**29**
Amounts lent under reverse repurchase transactions	—	**9,116**	**187**
Trading assets	*18,725*	**26,075**	**534**
Securities:			
Available for sale	*24,787*	**155,758**	**3,190**
Held to maturity (fair value Rs. 11,524 million and Rs. 28,768 million at March 31, 2001 and 2002 respectively)	*10,944*	**24,294**	**498**
Loans (net of allowance for loan losses and unearned income)	*93,030*	**72,474**	**1,484**
Customers' liability on acceptances	*12,869*	**12,608**	**258**
Property and equipment, net	*3,920*	**4,831**	**99**
Intangible assets	*2,641*	**2,397**	**49**
Other assets	*6,316*	**7,881**	**161**
Total assets	*220,538*	**404,805**	**8,290**
Liabilities			
Interest bearing deposits	*137,883*	**295,647**	**6,054**
Non-interest bearing deposits	*26,371*	**29,574**	**606**
Total deposits	*164,254*	**325,221**	**6,660**
Amounts borrowed under repurchase transactions	*537*	**21,399**	**438**
Trading liabilities	*5,958*	**1,237**	**25**
Short-term borrowings	*3,012*	**1,409**	**29**
Bank acceptances outstanding	*12,869*	**12,608**	**258**
Other liabilities	*15,180*	**19,041**	**390**
Long-term debt	*2,421*	**5,740**	**118**
Total liabilities	*204,231*	**386,655**	**7,918**
Commitments and contingencies (Note 20)			
Stockholders' equity:			
Common stock (Rs. 10 par value, Authorized shares: 300 million Issued shares March 31, 2001: 220,358,680 shares and March 31, 2002: 220,358,680 shares)	*2,203*	**2,203**	**45**
Additional paid-in capital	*10,927*	**10,926**	**224**
Retained earnings	*2,974*	**4,040**	**83**
Deferred compensation	*(20)*	**(5)**	**—**
Accumulated other comprehensive income	*223*	**986**	**20**
Total stockholders' equity	*16,307*	**18,150**	**372**
Total liabilities and stockholders' equity	*220,538*	**404,805**	**8,290**

See accompanying notes to financial statements.

(1) Exchange Rate: Rs. 48.83 = USD 1.00 at March 30, 2002

statements of income

ICICI Bank

(in millions, except share data)

for the year ended March 31,	2000	2001	2002	2002[1]
				Convenience translation into USD (unaudited)
	Rs.	Rs.	Rs.	USD
Interest and dividend income				
Interest and fees on loans	4,437	7,419	10,327	211
Interest and dividends on securities, available for sale	684	1,217	3,709	76
Interest and dividends on securities held to maturity	—	543	2,006	41
Interest and dividends on trading assets	3,073	2,833	3,965	81
Interest on deposits with banks	233	298	467	10
Other interest income	7	96	363	7
Total interest and dividend income	8,434	12,406	20,837	426
Interest expense				
Interest on deposits	5,789	7,261	13,582	278
Interest on long term debt	244	240	505	10
Interest on trading liabilities	542	784	723	15
Other interest expense	81	123	306	6
Total interest expense	6,656	8,408	15,116	309
Net interest income.	1,778	3,998	5,721	117
Provision for loan losses	(427)	(1,082)	(1,722)	(35)
Net interest income after provision for loan losses	1,351	2,916	3,999	82
Non-interest income				
Fees and commissions	607	1,125	1,733	36
Net gain on trading activities	857	602	2,196	45
Net gain/(loss) on sales of available for sale securities	75	(384)	872	18
Foreign exchange income	220	397	365	7
Other revenue	—	14	47	1
Total non-interest income.	1,759	1,754	5,213	107
Non-interest expense				
Salaries and employee benefits	316	507	1,518	31
Occupancy and equipment	520	1,171	2,166	44
Advertising and publicity	39	143	80	2
Administration and other expense	454	1,271	2,252	46
Amortization of goodwill and other intangible assets	—	12	244	5
Total non-interest expense	1,329	3,104	6,260	128
Income before income taxes	1,781	1,566	2,952	61
Income tax expense	379	258	931	19
Income before cumulative effect of accounting changes	1,402	1,308	2,021	42
Cumulative effect of accounting changes (net of tax of Rs. 9 million)	—	—	16	—
Net income	1,402	1,308	2,037	42
Basic earnings per share				
Before cumulative effect of accounting changes	8.49	6.60	9.17	0.19
Cumulative effect of accounting changes, net of tax	—	—	0.07	—
	8.49	6.60	9.24	0.19
Weighted average number of common shares (in millions)	165.09	198.24	220.36	220.36
Diluted earnings per share				
Before cumulative effect of accounting changes	8.49	6.60	9.17	0.19
Cumulative effect of accounting changes, net of tax	—	—	0.07	—
	8.49	6.60	9.24	0.19
Weighted average number of common shares (in millions)	165.11	198.24	220.36	220.36

See accompanying notes to financial statements.

(1) Exchange Rate: Rs. 48.83 = USD 1.00 at March 30, 2002

statements of changes in stockholders' equity

and other comprehensive income

for the years ended March 31, 2000, 2001 and 2002 *(in millions, except share data)*

	Common Stock		Additional Paid-In Capital	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income, net of Tax	Total Stockholders' Equity
	Shares	Amount Rs.	Rs.	Rs.	Rs.	Rs.	Rs.
Balance as of March 31, 1999	**165,000,700**	**1,650**	**375**	**756**	**—**	**49**	**2,830**
Common stock issued	31,818,180	318	7,020	—	—	—	7,338
Compensation related to employee stock option plan	—	—	40	—	(40)	—	—
Amortization of deferred compensation	—	—	—	—	1	—	1
Comprehensive income							
Net income	—	—	—	1,402	—	—	1,402
Unrealized gain on securities, (net of tax of Rs. 15 million)	—	—	—	—	—	34	34
Comprehensive income	—	—	—	—	—	—	1,436
Dividend paid (Rs.1.2 per common share)	—	—	—	(218)	—	—	(218)
Balance as of March 31, 2000	**196,818,880**	**1,968**	**7,435**	**1,940**	**(39)**	**83**	**11,387**
Common stock issued	23,539,800	235	3,502	—	—	—	3,737
Compensation related to employee stock option plan	—	—	(10)	—	10	—	—
Amortization of deferred compensation	—	—	—	—	9	—	9
Comprehensive income							
Net income	—	—	—	1,308	—	—	1,308
Unrealized gain on securities, (net of tax of Rs. 91 million)	—	—	—	—	—	140	140
Comprehensive income	—	—	—	—	—	—	1,448
Dividend paid (Rs. 1.5 per common share)	—	—	—	(274)	—	—	(274)
Balance as of March 31, 2001	**220,358,680**	**2,203**	**10,927**	**2,974**	**(20)**	**223**	**16,307**
Compensation related to employee stock option plan	—	—	(1)	—	1	—	—
Amortization of deferred compensation	—	—	—	—	14	—	14
Comprehensive income							
Net income	—	—	—	2,037	—	—	2,037
Unrealized gain on securities, (net of tax of Rs. 466 million)	—	—	—	—	—	763	763
Comprehensive income	—	—	—	—	—	—	2,800
Dividend paid (Rs. 4.0 per common share)	—	—	—	(971)	—	—	(971)
Balance as of March 31, 2002	**220,358,680**	**2,203**	**10,926**	**4,040**	**(5)**	**986**	**18,150**
Balance as of March 31, 2002 (USD[1]) (unaudited)		**45**	**224**	**83**	**—**	**20**	**372**

See accompanying notes to financial statements.

(1) Exchange Rate: Rs. 48.83 = USD 1.00 at March 30, 2002

statements of cash flows

ICICI Bank

(in millions, except share data)

For the year ended March 31,	2000	2001	2002	2002[1]
				Convenience translation into USD (unaudited)
	Rs.	Rs.	Rs.	USD
Operating activities				
Net income	1,402	1,308	2,037	42
Adjustments to reconcile net income to net cash (used in) / provided by operating activities:				
Provision for loan losses	427	1,082	1,722	35
Depreciation	201	352	636	13
Amortization	173	253	1,032	21
Loss on sale of property and equipment	1	2	1	—
Deferred income tax expense/(benefit)	113	(442)	(240)	(5)
Realized (gain) / loss on sales of available for sale securities, net	(75)	384	(872)	(18)
Net change in:				
Trading assets	(12,509)	(6,091)	(7,413)	(152)
Other assets	(1,608)	(120)	(1,745)	(36)
Other liabilities	1,661	7,490	3,418	71
Trading liabilities	1,503	4,048	(4,720)	(96)
Net cash (used in) / provided by operating activities	(8,711)	8,266	(6,144)	(125)
Investing activities				
Changes in interest bearing deposits with banks	(2,048)	1,129	1,004	21
Activity in held to maturity securities				
Purchases	—	(1,174)	(13,466)	(276)
Activity in available for sale securities				
Purchases	(10,714)	(15,050)	(145,141)	(2,972)
Sales	10,020	11,517	15,955	327
Loan originations and principal collections, net	(19,843)	(29,288)	18,951	388
Purchases of property and equipment	(528)	(1,153)	(1,556)	(32)
Sales of property and equipment	2	1	9	—
Amounts lent under reverse repurchase transactions	(256)	—	(9,116)	(187)
Cash equivalents acquired net of purchase acquisitions	—	5,649	—	—
Net cash used in investing activities.	(23,367)	(28,369)	(133,360)	(2,731)
Financing activities				
Increase in deposits, net	37,931	30,368	160,967	3,296
Proceeds from issuances of long term debt	710	—	4,331	89
Repayment of long term debt	—	(771)	(1,012)	(21)
Amounts borrowed under repurchase transactions	—	537	20,862	427
Issuances of short term borrowings, net	702	826	(1,604)	(33)
Issuance of common stock, net	7,338	—	—	—
Cash dividends paid on common stock	(218)	(274)	(971)	(20)
Net cash provided by financing activities	46,463	30,686	182,573	3,738
Net increase /(decrease) in cash and cash equivalents	14,385	10,583	43,069	882
Cash and cash equivalents at beginning of the year	19,928	34,313	44,896	919
Cash and cash equivalents at end of the year.	34,313	44,896	87,965	1,801
Non-cash items				
Non-cash investing and financing activities were as follows:				
Acquisitions				
Fair value of net assets acquired, excluding cash and cash equivalents	—	(4,381)	—	—
Shares issued	—	23,539,800	—	—
Transfer to held to maturity from trading assets	—	10,178	—	—
Transfer to available for sale from trading assets	—	8,575	—	—
Change in unrealized gain/loss on securities available for sale, net	34	140	763	16
Foreclosed assets	—	—	105	2
Cash paid during the year for:				
Interest expense	6,569	8,209	13,920	285
Income taxes	247	460	870	18

See accompanying notes to financial statements

(1) Exchange Rate: Rs. 48.83 = USD 1.00 at March 30, 2002

1. Significant accounting policies

1.1 *Overview*

1.1.1 ICICI Bank Limited ("ICICI Bank" or "the Bank"), incorporated in the State of Gujarat having Registered Office at Vadodara, India is a publicly held bank providing a wide range of banking and financial services including corporate lending and retail lending, trade finance and treasury products. ICICI Bank is a banking company governed by the Banking Regulation Act, 1949.

1.1.2 In fiscal 2001, ICICI Bank acquired and merged Bank of Madura into itself in an all-stock deal accounted for under the purchase method. These financial statements include the assets and liabilities acquired at fair value and the results of the acquired entity from the effective date.

1.2 *Proposed business combination with ICICI Limited*

1.2.1 In January 2002, the shareholders of ICICI Limited and ICICI Bank approved a plan of combination whereby ICICI Bank will acquire ICICI Limited in a transaction, which would be accounted for as a reverse acquisition. Subsequent to the transaction, ICICI Bank which is the accounting acquiree will be the surviving legal entity. The transaction will be accounted for by the purchase method to reflect the increase in ownership interest of ICICI Limited in ICICI Bank from the existing 46.01% to 100%.

1.2.2 The plan of combination was subject to regulatory approvals which were obtained in April 2002. As the transaction was consummated in April 2002, it is not reflected in the financial statements for the year ended March 31, 2002.

1.2.3 ICICI Bank provides banking and financial services. The operations of ICICI Bank are governed by the Banking Regulation Act, 1949. As a result of the acquisition, ICICI Limited is expected to be a universal banking company offering the entire spectrum of financial services. The acquisition is expected to reduce the cost of funds for ICICI Limited through access to the extensive branch network and core deposit base of ICICI Bank. Subsequent to the acquisition, the operations of the combined entity, to be renamed as ICICI Bank, will be governed by the Banking Regulation Act, 1949.

1.2.4 The transaction will be consummated by issuing approximately 392 million shares of ICICI Bank to the shareholders of ICICI Limited. For accounting purposes, the aggregate purchase price will approximate Rs. 12,120 million.

1.2.5 The following table summarizes the preliminary allocation of the estimated purchase price:

(Rs. in millions)

	As of March 31, 2002
Assets	
Cash and cash equivalents	48,618
Securities	119,505
Loans	39,392
Property and equipment	2,790
Intangible assets	4,038
Other assets	11,171
Total assets	225,514
Liabilities	
Deposits	177,321
Long-term debt	3,213
Other liabilities	32,860
Total liabilities.	213,394
Net assets.	12,120

1.3 *Basis of preparation*

1.3.1 The accounting and reporting policies of ICICI Bank used in the preparation of these financial statements reflect industry practices and conform to generally accepted accounting principles in the United States of America ("US GAAP").

1.3.2 The preparation of financial statements in conformity with US GAAP requires that management makes estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Actual results could differ from these estimates. Significant estimates and assumptions are used to account for loan loss impairment, useful lives of assets, determination of amortisation period for goodwill, and computation of retirement benefits.

1.4 *Functional currency and convenience translation*

1.4.1 The financial statements have been prepared in Indian rupees ("Rs"), the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2002 have been translated into US dollars at the noon buying rate in New York city at March 30, 2002 for the cable transfers in rupees as certified for customs purposes by the Federal Reserve of New York of USD1.00 = Rs. 48.83. No representation is made that the rupee amounts have been, could have been or could be converted into US dollars at such rate or any other rate on March 31, 2002 or at any other certain date.

1.5 *Cash equivalents*

1.5.1 ICICI Bank considers all highly liquid investments, which are readily convertible into cash and which have contractual maturities of three months or less from the date of purchase, to be cash equivalents. The carrying value of cash equivalents approximates fair value.

1.6 *Securities and trading activities*

1.6.1 The Bank classifies investments in fixed maturities and equity securities into three categories based upon management's intention at the time of purchase; securities held to maturity, trading securities and securities available for sale. Investments in fixed maturities include bonds, notes and redeemable preferred stocks, as well as certain loan backed and structured securities subject to prepayment risks. Realized gains and losses on the sale of securities are recorded at the time of sale (trade date).

1.6.2 Securities that are held principally for resale in the near term are recorded as trading assets. Trading assets, primarily debt securities and foreign exchange products are recorded at fair value with realized and unrealized gains and losses included in non-interest income. Interest on trading assets is included in interest income. The fair value of trading assets is based upon quoted market prices or, if quoted market prices are not available, the value is estimated using similar securities or pricing models.

1.6.3 Securities "held to maturity" are carried at cost, adjusted for amortization of premiums and accretion of discounts. The Bank has the intent and ability to hold these securities until maturity.

1.6.4 All securities not classified as held to maturity or trading securities are classified as "available for sale". These include securities used as part of the Bank's asset liability management strategy, which may be sold in response to changes in interest rates, prepayment risk, liquidity needs and similar factors. Securities available for sale are recorded at fair value with unrealized gains and losses recorded net of tax as a component of other comprehensive income.

1.6.5 Any "other than temporary diminution" in the value of held-to-maturity or securities available for sale is charged to the income statement. "Other than temporary diminution" is identified based on management's evaluation of the securities portfolio.

1.7 *Loans*

1.7.1 Loans are stated at the principal amount outstanding, net of unearned income, if any. Loan origination fees (net of loan origination costs) are deferred and recognized as an adjustment to yield over the period of the loan. Interest is accrued on the unpaid principal balance and is included in interest income. Loans include credit substitutes such as privately placed debt instruments, preferred shares which are in essence loans, pass through certificates ('PTCs') and loans underlying certain PTC's where the Bank consolidates the Special Purpose Vehicles ('SPV') established to facilitate the PTC transaction.

1.7.2 Lease financing receivables are reported at the aggregate of lease payments receivable and estimated residual values, net of unearned and deferred income. Unearned income is recognized to yield a level rate of return on the net investment in the leases.

1.7.3 Interest income is accounted on an accrual basis except in respect of non-accrual loans, where it is recognized on a cash basis. Income from leasing operations is accrued in a manner to provide a fixed rate of return on outstanding investments. Interest on bills discounted, is recognized on a straight-line basis over the tenure of the bills. Fees from non-fund based activities such as guarantees and letters of credit are amortized over the contracted period of the commitment.

1.7.4 ICICI Bank identifies a loan as impaired when it is probable that the Bank will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. A loan is also considered to be impaired if interest or principal is overdue for more than 180 days. The value of impaired loans is measured at the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or the fair value of the collateral if the recovery of the loan is solely collateral dependent. If the value of the impaired loan is less than the recorded investment in the loan, ICICI Bank recognizes this impairment by creating a valuation allowance with a corresponding charge to the provision for loan losses or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for loan losses. A loan is also considered impaired if its terms are modified in a trouble debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest in accordance with the terms of the restructured loan agreement.

1.7.5 ICICI Bank considers all loans on non-accrual status to be impaired. Commercial loans are placed on non-accrual status when doubt as to timely collection of principal or interest exists, or when principal or interest is overdue for 180 days or more. Delays or shortfalls in loan payments are evaluated along with other factors to determine if a loan should be placed on non-accrual status.Generally, loans with delinquencies under 180 days are placed on non-accrual status only if specific conditions indicate that impairment is probable. The decision to place a loan on non-accrual status is also based on an evaluation of the borrower's financial condition, collateral, liquidation value, and other factors that affect the borrower's ability to repay the loan in accordance with the contractual terms.

1.7.6 Generally, at the time a loan is placed on non-accrual status, interest accrued and uncollected on the loan in the current fiscal year is reversed from income, and interest accrued and uncollected from the prior year is charged off against the allowance for loan losses. Thereafter, interest on non-accrual loans is recognized as interest income only to the extent that cash is received and future collection of principal is not in doubt. If the collectibility of the outstanding principal is doubtful, such interest received is applied as a reduction of principal. When borrowers demonstrate, over an extended period the ability to repay a loan in accordance with the contractual terms of a loan, which the Bank classified as non-accrual, the loan is returned to accrual status.

1.8 *Allowance for loan losses*

1.8.1 The allowance for credit losses represents management's estimate of probable losses inherent in the portfolio. Loan losses deemed uncollectible by management are charged off against the reserve, while recoveries of amounts previously charged off are credited to the reserve. Amounts are charged off after giving consideration to factors such as the customer's financial condition, underlying collateral and guarantees, and general and industry economic conditions. The allowance for loan losses reflects management's estimate of probable losses inherent in the portfolio, considering evaluations of individual credits and concentrations of credit risk, changes in the quality of the credit portfolio, levels of non accrual loans and leases, current economic considerations, cross-border risks, changes in the size and character of the credit risks and other pertinent factors. The portion of the allowance for loan losses related to loans that are identified as impaired is based on discounted cash flows using the loan's effective interest rate or the fair value of the collateral for collateral-dependent loans, or the observable market price of the impaired loans.

1.8.2 Smaller balance homogeneous loans (including credit card receivables) are collectively evaluated for impairment based on historical loss experience, adjusted for changes in trends and conditions including delinquencies and non accruals. Based on these analyses, the allowance for loan losses is maintained at levels considered adequate by management to also provide for probable credit losses inherent in these portfolios.

1.9 *Property and equipment*

1.9.1 Property and equipment including assets under capital lease are stated at cost, less accumulated depreciation. The cost of additions, capital improvements and interest during the construction period are capitalized, while repairs and maintenance are charged to expenses when incurred.

1.9.2 Depreciation is provided over the estimated useful lives of the assets, or lease term, whichever is shorter.

1.9.3 Property under construction and advances paid towards acquisition of property, plant and equipment are disclosed as capital work in progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual outstanding investment in the asset from the date of purchase/expenditure and the average cost of funds. The capitalized interest cost is included in the cost of the relevant asset and is depreciated over the asset's estimated useful life.

1.9.4 Capitalized cost of computer software obtained for internal use represents costs incurred to purchase computer software from third parties. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software. Deposits paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under capital work-in-progress.

1.9.5 The Bank accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed off." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

1.10 *Goodwill and intangible assets*

1.10.1 Goodwill and other intangible assets such as tenancy rights are assets, which arise or have been acquired in business combination. Values have been assigned to the identified intangible assets based on available evidence and are amortized on a straight line basis over estimated useful life.

1.10.2 The Bank assesses the recoverability of goodwill by determining whether the amortization of its balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Bank's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

1.11 *Income taxes*

1.11.1 The provision for income taxes is determined under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss carry forwards. Deferred tax assets are recognized subject to a valuation allowance based upon management's judgement as to whether realization is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be received and settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement in the period of change.

1.12 *Trading assets and liabilities*

1.12.1 Trading assets and liabilities include securities and derivatives and are recorded at either market value or where, market prices are not readily available, fair value, which is determined under an alternative approach. The determination of market or fair value considers various factors including stock exchange quotations, time value and volatility factors underlying derivatives, counterparty credit quality and derivative transaction cash maintenance during that period.

1.12.2 Derivatives used for trading purposes include forwards, exchange contracts, interest rate and currency swaps. The fair value of the derivatives is based on the liquid market prices evidenced by exchange traded prices, broker dealer quotations or prices of other transactions with similarly related counter parties. Derivatives in a net receivable position are reported as trading assets. Similarly derivatives in a net payable position are reported on trading liabilities.

1.13 *Employee benefit plans*

1.13.1 ICICI Bank provides a variety of benefit plans to eligible employees.

1.13.2 Current service costs for defined benefit plans are accrued in the period to which they relate. Prior service costs, if any, resulting from amendments to the plans are recognized and amortized over the remaining period of service of the employees.

1.14 *Foreign currency translation*

1.14.1 Revenue and expenses in foreign currency are accounted for at the exchange rate on the date of the transaction. Foreign currency balances at year-end are translated at the year-end exchange rates and the revaluation gains and losses are adjusted through the income statement.

1.15 *Debt issuance costs*

1.15.1 Debt issuance costs are amortized over the tenure of the debt.

1.16 *Dividends*

1.16.1 Dividends on common stock and the related dividend tax are recorded as a liability at the point of their approval by the Board of Directors.

1.17 *Earnings per share*

1.17.1 Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the dilution that could occur if securities or other contracts to issue common stock are converted.

1.18 *Stock-based compensation*

1.18.1 The Bank accounts for stock-based compensation issued to employees using the intrinsic value method under the provisions of Accounting Principles Board (APB) No. 25 *Accounting for Stock Issued to Employees*. The Bank's stock options are typically compensatory with the exercise price equal to the fair value of the stock on the date of grant, and accordingly, no expense is recognized.

1.18.2 Options granted to employees of ICICI Limited are accounted for in accordance with Statement of Financial Accounting Standard (SFAS) No. 123 *Accounting for Stock-Based Compensation*. The Bank values options issued using an option pricing model and recognizes the expenses over the period in which the options vest.

1.19 *Reclassifications*

1.19.1 Certain amounts in fiscal 2000 and fiscal 2001 were reclassified to conform with the presentation in fiscal 2002. These reclassifications have no effect on the stockholders' equity or net income as previously reported.

1.20 *Accounting changes*

1.20.1 On April 1, 2001 ICICI Bank adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge's change in fair value is either (1) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (2) held in equity until the hedged item is recognized in income. The ineffective portion of a hedge's change in fair value is immediately recognized in income. The majority of derivatives entered into by ICICI Bank are for trading purposes. The cumulative effect, net of tax, of adoption of SFAS 133 at April 1, 2001 of Rs. 16 million is included in net income.

1.20.2 Prior to April 1, 2001, currency swaps entered into for non-trading purposes, although considered effective as economic hedges, did not qualify for hedge accounting under SFAS 133. These currency swaps were accounted for on an accrual basis.

1.21 *Risk management instruments*

1.21.1 The Bank manages its exposures to market rate movements by modifying the asset and liability mix, either directly or through the use of derivative financial products including interest rate swaps, cross currency swaps and forwards. To qualify as a hedge, the hedge relationship is designated and formally documented at inception detailing the particular risk management objective and strategy for the hedge which includes the item and risk that is being hedged, the derivative that is being used, as well as how effectiveness is being assessed. A derivative must be highly effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. For fair value hedges, in which derivatives hedge the fair value of assets, liabilities or firm commitments, changes in the fair value of derivatives are reflected in other non-interest income, together with changes in the fair value of the related hedged item. The net amount representing hedge ineffectiveness, is reflected in current earnings. ICICI Bank's fair value hedges are primarily the hedges of fixed-rate-long-term debt.

2. **Cash and cash equivalents**

2.1 Cash and cash equivalents at March 31, 2002 include a balance of Rs. 14,610 million (March 31, 2001: Rs. 10,968 million) maintained with the Reserve Bank of India in accordance with the guidelines governing cash reserve requirements. This balance is subject to withdrawal and usage restrictions.

3. **Trading assets**

3.1 *A listing of the trading assets is set out below:*

(in Rs. millions)

		At March 31,
	2001	**2002**
Government of India securities	*14,055*	**20,765**
Debentures	*1,808*	**538**
Bonds	*2,348*	**727**
Fair value of derivatives and foreign exchange contracts	*127*	**541**
Commercial paper	*387*	**—**
Mutual fund units	—	**3,504**
Total	*18,725*	**26,075**

At March 31, 2002, trading assets included certain securities amounting to Rs. Nil (March 31, 2001:Rs. 32 million), which were pledged in favour of certain banks against funds transfer facilities.

4. **Securities**

4.1 The portfolio of securities is set out below:

(in Rs. millions)

	At March 31, 2001			
	Book value	Gross unrealized gain	Gross unrealized loss	Fair Value
Securities, held to maturity				
Government of India securities	10,944	580	—	11,524
Securities, available for sale				
Corporate debt securities	6,057	210	(27)	6,240
Government of India securities	15,765	302	(7)	16,061
Total debt securities	21,822	512	(34)	22,301
Mutual fund units	2,513	4	(142)	2,375
Others	111	—	—	111
Total securities, available for sale	24,446	516	(176)	24,787

Continued

(in Rs. millions)

	At March 31, 2002			
	Book value	Gross unrealized gain	Gross unrealized loss	Fair Value
Securities, held to maturity				
Government of India securities	24,294	4,474	—	28,768
Securities, available for sale				
Corporate debt securities	4,437	142	—	4,579
Government of India securities	149,280	1,492	—	150,772
Total debt securities	153,717	1,634	—	155,351
Mutual fund units	350	—	(57)	293
Others	122	—	(8)	114
Total securities, available for sale	154,189	1,634	(65)	155,758

At March 31, 2002, available for sale securities included certain securities with fair value amounting to Rs. 21,360 million (March 31, 2001: Rs. Nil), which are pledged in favour of certain banks against funds transfer facilities and borrowings.

4.2 ***Income from securities, available for sale***

A listing of interest, dividends, gross realized gains and gross realized losses on available for sale securities is set out below:

(in Rs. millions)

	Year ended March 31		
	2000	*2001*	**2002**
Interest	*358*	*853*	**3,625**
Dividends	*326*	*364*	**84**
Total interest and dividends	*684*	*1,217*	**3,709**
Gross realized gain	*259*	*114*	**1,031**
Gross realized losses.	*(184)*	*(498)*	**(159)**
Total	*759*	*833*	**4,581**

4.3 ***Maturity profile of debt securities***

4.3.1 *Held to Maturity Securities*

Maturity profile of securities held to maturity at March 31, 2001 and March 31, 2002 is set out below:

(in Rs. millions)

	At March 31, 2001		**At March 31, 2002**	
	Amortized cost	*Fair Value*	**Amortized cost**	**Fair Value**
Government of India securities				
Less than one year	—	—	—	—
One to five years	*2,938*	*3,077*	**4,188**	**4,702**
Five to ten years	*6,380*	*6,726*	**9,288**	**10,753**
More than ten years	*1,626*	*1,721*	**10,818**	**13,313**
Total	*10,944*	*11,524*	**24,294**	**28,768**

4.3.2 *Available for sale securities*

Maturity profile of securities available for sale which have fixed contractual maturities at March 31, 2001 and March 31, 2002 is set out below:

(in Rs. millions)

	At March 31, 2001		At March 31, 2002	
	Amortized cost	Fair Value	Amortized cost	Fair Value
Corporate debt securities				
Less than one year	1,835	1,849	996	992
One to five years	3,737	3,876	1,718	1,782
More than five years	485	515	1,723	1,805
Total	6,057	6,240	4,437	4,579
Government of India securities				
Less than one year.	5,963	5,971	78,860	79,316
One to five years	6,843	7,095	44,633	45,123
More than five years	2,959	2,995	25,787	26,333
Total	15,765	16,061	149,280	150,772

5. **Loans and leases**

5.1 A listing of loans by category is set out below:

(in Rs. millions)

	At March 31,	
	2001	2002
Working capital finance	57,316	37,340
Term loans – commercial	9,483	7,313
Credit substitutes	23,624	23,035
Lease financing	944	820
Retail loans and credit card receivables	4,909	7,150
Total loans	96,276	75,658
Allowance for loan losses	(2,890)	(2,820)
Unearned income	(356)	(364)
Net loans	93,030	72,474

5.2 As at March 31, 2002, working capital finance included debit balances in savings and current accounts of Rs. 3,765 million and loans given to persons domiciled outside India of Rs. 620 million (March 31, 2001: Rs. 4,695 million and Rs. 951 million respectively).

5.3 Generally, the working capital advances are secured by a first lien on current assets, principally inventory and receivables. Additionally, in certain cases ICICI Bank may obtain additional security through a first or second lien on property and equipment, a pledge of financial assets like marketable securities and corporate/personal guarantees. The term loans are secured by a first lien on the property and equipment and other tangible assets of the borrower.

Corporate debt securities reported as loans (credit substitutes)

5.4 The Portfolio of credit substitutes is set out below:

(in Rs. millions)

	At March 31, 2001				At March 31, 2002			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized Cost	Gross Unrealized gain	Gross unrealized loss	Fair Value
Available for sale	488	—	—	488	2,944	42	43	2,943
Held to maturity	23,136	98	—	23,234	20,091	208	—	20,299

Continued

Income from credit substitutes available for sale

5.5 A listing of income from credit substitutes available for sale is set out below:

(in Rs. millions)

	Year ended March 31,		
	2000	*2001*	**2002**
Interest	—	—	**90**
Dividends	—	—	**—**
Total	—	—	**90**
Gross realized gain	—	—	**18**
Gross realized loss	—	—	**—**
Total	—	—	**18**

Net investment in leasing activities

5.6 Contractual maturities of ICICI Bank's net investment in leasing activities and its components, which are included in loans, are set out below:

(in Rs. millions)

Gross finance receivable for the year ending March 31,	
2003	265
2004	96
2005	87
2006	82
2007 and beyond	369
	899
Less: Unearned income	287
Security deposits	79
Investment in leasing and other receivables	533

Maturity profile of loans

5.7 A listing of each category of gross loans other than net investment in leases and other receivables by maturity is set out below:

(in Rs. millions)

	At March 31, 2001			
	Upto 1 year	1-5 years	More than 5 years	Total
Term loan	3,865	4,204	1,414	9,483
Working capital finance	54,798	2,518	—	57,316
Credit substitutes	6,907	12,794	3,923	23,624
Retail loans and credit card receivables	4,116	728	65	4,909
Total	69,686	20,244	5,402	95,332

(in Rs. millions)

	At March 31, 2002			
	Upto 1 year	1-5 years	More than 5 years	Total
Term loan	2,457	3,793	1,063	7,313
Working capital finance	35,413	1,856	71	37,340
Credit substitutes	7,400	14,296	1,339	23,035
Retail loans and credit card receivables	6,357	772	21	7,150
Total	51,627	20,717	2,494	74,838

Interest and fees on loans

5.8 A listing of interest and fees on loans (net of unearned income) is set out below:

(in Rs. millions)

	Year ended March 31,		
	2000	*2001*	**2002**
Working capital finance	*2,666*	*4,469*	**5,680**
Term loan	*480*	*847*	**940**
Credit substitutes	*981*	*1,539*	**2,669**
Leasing and related activities	*14*	*22*	**(27)**
Retail loans and credit card receivables	*296*	*542*	**1,065**
Total	*4,437*	*7,419*	**10,327**

Impaired loans

5.9 A listing of impaired loans is set out below:

(in Rs. millions)

	At March 31,	
	2001	**2002**
Working capital finance	*3,700*	**3,665**
Term loan	*1,242*	**1,041**
Credit substitutes	*121*	**86**
Leasing and related activities	*227*	**310**
Credit card receivables	*43*	**355**
Total	*5,333*	**5,457**
Related allowance for loan losses [1]	*(2,844)*	**(2,774)**
Impaired loans net of valuation allowance	*2,489*	**2,683**
Impaired loans with valuation allowance	*5,319*	**5,448**
Impaired loans without valuation allowance	*14*	**9**
Total	*5,333*	**5,457**
Interest foregone on non-performing assets	*495*	**451**
Average non-performing loans	*3,376*	**5,395**

[1] Related allowance for loan losses does not include general provision on loans of Rs. 46 million (March 31, 2001: Rs. 46 million).

Continued

Concentration of credit risk

5.10 Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to ICICI Bank's total credit exposure. ICICI Bank's portfolio of financial instruments is broadly diversified along industry, product and geographic lines within the country.

Allowance for loan losses

5.11 A listing of the changes in allowance for loan losses is set out below :

(in Rs. millions)

	Year ended March 31,		
	2000	*2001*	**2002**
Allowance for loan losses at beginning of the year	*880*	*748*	**2,890**
Additions			
Provisions for loan losses, net of release of provisions as a result of cash collections.	*427*	*1,082*	**1,722**
Provision for loan losses on loans acquired from Bank of Madura	*—*	*1,572*	**—**
	1,307	*3,402*	**4,612**
Loans charged off	*(559)*	*(512)*	**(1,792)**
Allowance for loan losses at end of the year	*748*	*2,890*	**2,820**

Troubled debt restructuring

5.12 The Bank classifies a debt restructuring as a troubled debt restructuring when it grants a concession, that it would not otherwise consider to a borrower in financial difficulties.

5.13 Loans at March 31, 2002 include loans aggregating Rs. 613 million (March 31, 2001: Rs. 467 million), which are currently under a scheme of debt restructuring and which have been identified as impaired loans. The gross recorded investment in these loans is Rs. 785 million (March 31, 2001: Rs. 890 million) against which an allowance for loan losses aggregating Rs. 172 million (March 31, 2001: Rs. 423 million) has been established. Income on restructured loans would have been Rs. 144 million for year ended March 31, 2002 (March 31, 2001: Rs. 101 million) based on original terms, and was Rs. 100 million based on the restructured terms (March 31, 2001: Rs. 85 million).

5.14 There are no commitments to lend incremental funds to any borrower who is party to a troubled debt restructuring.

6. Property and equipment

6.1 A listing of property and equipment by asset category is set out below:

(in Rs. millions)

	At March 31,	
	2001	**2002**
Land	*286*	**288**
Building	*1,954*	**2,185**
Equipment and furniture	*2,924*	**4,025**
Capital work in progress	*216*	**341**
	5,380	**6,837**
Accumulated depreciation	*(1,460)*	**(2,006)**
Net book value of property and equipment	*3,920*	**4,831**

6.2 Equipment and furniture includes an amount of Rs. 394 million as on March 31, 2002 (March 31, 2001: Rs. 246 million) for automated teller machines taken on capital lease. The following is a summary of future minimum lease rental commitments for non-cancellable leases:

(in Rs. millions)

Year ending March 31,	
2003	42
2004	54
2005	77
2006	103
2007	130
Thereafter	241
Total minimum lease commitments	647

7. **Intangible assets**

7.1 Intangible assets at March 31, 2002 include goodwill amounting to Rs. 2,353 million (March 31, 2001: Rs. 2,568 million) and tenancy rights amounting to Rs. 44 million (March 31, 2001: Rs. 73 million). During the year the bank amortized Rs. 215 million of goodwill and Rs. 29 million of tenancy rights

8. **Other assets**

8.1 Other assets at March 31, 2002 include interest accrued of Rs. 4,488 million (March 31, 2001: Rs. 2,248 million), advance taxes (net of provisions) Rs. 1,449 million (March 31, 2001: Rs. 1,051 million), deposits for leased premises and utilities of Rs. 744 million (March 31, 2001: Rs. 346 million), foreclosed assets held for resale of Rs. 235 million (March 31, 2001: Rs. 139 million) and prepaid expenses of Rs. 11 million (March 31, 2001: Rs. 13 million).

9. **Deposits**

9.1 Deposits include demand deposits, which are non-interest-bearing and savings and time deposits, which are interest-bearing. A listing of deposits is set out below:

(in Rs. millions)

		At March 31,
	2001	**2002**
Interest bearing		
Savings deposits	*18,786*	**24,970**
Time deposits	*119,097*	**270,677**
	137,883	**295,647**
Non-interest bearing		
Demand deposits.	*26,371*	**29,574**
Total	*164,254*	**325,221**

9.2 Maturity profile of deposits is set out below:

(in Rs. millions)

		At March 31,
	2001	**2002**
Less than one year (include savings and demand liabilities)	*111,215*	**185,264**
One to three years	*51,229*	**134,480**
Three to five years	*1,097*	**4,035**
Greater than five years	*713*	**1,442**
Total deposits	*164,254*	**325,221**

At March 31, 2002, aggregate of deposits with amounts greater than Rupees ten million was Rs. 175,326 million. Demand and savings deposits are included in less than one year bucket.

10. Short-term borrowings

10.1 Short term borrowings at March 31, 2002 represent borrowings from Reserve Bank of India for a term of six months. These funds are in the nature of export refinance with an interest rate of 6.5% per annum. The average level of such borrowings, during year ended March 31, 2002 was Rs. 888 million (March 31, 2001: Rs. 1,713 million). There were no unused lines of credit available to the Bank at March 31, 2002 (March 31, 2001: Rs. Nil).

11. Repurchase transactions

11.1 During the year, ICICI Bank has undertaken repurchase transactions in Government of India securities. The maximum amount of outstanding repurchase agreements at any month-end during the period was Rs. 21,399 million (March 31, 2001: Rs. 537 million). The average level of repurchase transactions during year ended March 31, 2002 was Rs. 1,754 million (March 31, 2001: Rs. 78 million). The repurchase contracts outstanding on March 31, 2002 were Rs. 21,399 million (March 31, 2001: Rs. 537 million) and were collateralised by a pledge of securities in the Bank's AFS portfolio with fair value of Rs. 21,360 million (March 31, 2001: Rs. 537 million).

11.2 ICICI Bank has also undertaken reverse repurchase transactions in Government of India securities. The maximum amount of outstanding reverse repurchase agreements at any month-end during the period was Rs. 9,116 million (March 31, 2001: Rs. Nil). The average level of reverse repurchase transactions outstanding during year ended March 31, 2002 was Rs. 584 million (March 31, 2001: Rs. 206 million). The reverse repurchase contracts outstanding on March 31, 2002 was Rs. 9,116 million (March 31, 2001: Rs. Nil).

12. Trading liabilities

12.1 Trading liabilities at March 31, 2002 include borrowings from banks in the interbank call money market of Rs. 274 million (March 31, 2001: Rs. 3,978 million) and fair value of losses on derivatives and foreign exchange contracts of Rs. 646 million (March 31, 2001: Rs. Nil).

13. Long-term debt

13.1 Long-term debt, represents debt with an original maturity of greater than one year, net of unamortized debt issuance costs. Long term debt bears interest at fixed contractual rates ranging from 6.50% to 17.25%. In fiscal 2002, long term debt includes Rs. 2,270 million raised by the Bank during the current year for a period of 69 months at 9.5%. A listing of long-term debt by residual maturity is set out below:

	At March 31, 2001		**At March 31, 2002**	
Maturity	*(in Rs. millions)*	*%*	**(in Rs. millions)**	**%**
2003	*461*	*19*	**1,370**	**24**
2004	*1,136*	*47*	**1,175**	**20**
2005	*101*	*4*	**132**	**2**
2006	*—*	*—*	**71**	**1**
2007 and later	*723*	*30*	**2,992**	**53**
Total	*2,421*	*100*	**5,740**	**100**

14. Other liabilities

14.1 Other liabilities at March 31, 2002 include outward clearing suspense of Rs. 5,988 million (March 31, 2001: Rs. 5,656 million), accounts payable of Rs. 2,649 million (March 31, 2001: Rs. 3,806 million), interest accrued but not due on deposits amounting to Rs. 1,752 million (March 31, 2001: Rs. 557 million), cash margins on LCs/guarantees of Rs. 69 million (March 31, 2001: Rs. 80 million) and obligations on account of capital leases amounting to Rs. 318 million (March 31, 2001: Rs. 251 million).

15. Earnings per share

15.1 A computation of earnings per share is set out below:

	Year ended March 31,					
	2000		2001		2002	
	(in Rs. millions except per share data)					
	Basic	*Fully diluted*	*Basic*	*Fully diluted*	Basic	Fully diluted
Earnings						
Net income before cumulative effect of accounting change	1,402	1,402	1,308	1,308	2,021	2,021
Cumulative effect of accounting change, net of tax	—	—	—	—	16	16
Net income	1,402	1,402	1,308	1,308	2,037	2,037
Common stock						
Weighted average common stock outstanding	165.09	165.09	198.24	198.24	220.36	220.36
Dilutive effect of employee stock options	—	0.02	—	—	—	—
Total	165.09	165.11	198.24	198.24	220.36	220.36
Earnings per share						
Before cumulative effect of accounting change	8.49	8.49	6.60	6.60	9.17	9.17
Cumulative effect of accounting change, net of tax	—	—	—	—	0.07	0.07
Net income	8.49	8.49	6.60	6.60	9.24	9.24

15.2 Options to purchase 1,636,125 equity shares and 6,327,825 equity shares granted to employees at a weighted average exercise price of Rs. 171.90 and Rs. 145.98 were outstanding as at March 31, 2001 and 2002, respectively, and have been included in the computation of diluted earnings per share wherever the average market price of the equity shares during the period was greater than the exercise price of the options.

16. Regulatory matters

16.1 ICICI Bank is a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to examination by the Reserve Bank of India.

Statutory liquidity requirements

16.2 In accordance with the Banking Regulation Act, 1949, the Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of securities required to be maintained at March 31, 2002 was Rs. 70,079 million (March 31, 2001: Rs. 38,087 million).

Capital adequacy requirements

16.3 ICICI Bank is subject to the capital adequacy requirements set by the Reserve Bank of India, which stipulate a minimum ratio of capital to risk adjusted assets and off-balance sheet items, at least half of which must be Tier I capital, of 9% be maintained. The capital adequacy ratio of the Bank calculated in accordance with the Reserve Bank of India guidelines at March 31, 2002 was 16.12% (March 31, 2001: 11.57%).

Restricted retained earnings

16.4 Retained earnings at March 31, 2002 computed as per generally accepted accounting principles of India include profits aggregating to Rs. 2,494 million (March 31, 2001: Rs. 1,844 million) which are not distributable as dividends under the Banking Regulation Act, 1949. These relate to requirements regarding earmarking a part of the profits under banking laws. Utilization of these balances is subject to approval of the Board of Directors and needs to be reported to Reserve Bank of India. Statutes governing the operations of ICICI Bank mandate that dividends be declared out of distributable profits only after the transfer of at least 25% of net income each year, computed in accordance with current banking regulations, to a statutory reserve. Additionally, the remittance of dividends outside India is governed by Indian statutes on foreign exchange transactions.

17. Business segments

Segmental disclosures

17.1 ICICI Bank's operations are solely in the financial services industry and consist of providing traditional banking services, primarily commercial lending activities, treasury operations and retail banking activities. ICICI Bank carries out these activities through offices in India. Effective March 10, 2001, the Bank acquired Bank of Madura Limited, a private sector bank in India. Immediately following the merger, the results of the Bank of Madura were being reviewed separately. During the current year the operations of Bank of Madura were completely integrated with the operations of ICICI Bank and Bank of Madura is no longer considered a segment.

17.2 Until the financial year ended March 31, 2000, the Bank had been analysing the business information and making the operating decisions based upon reviews of the Bank's operations as a whole. However, with continued growth in business, the Bank reorganized its business in three Strategic Business Units ('SBUs') namely Retail Banking, Corporate Banking and Treasury. Each of these SBUs caters to different segments of customers and offers different financial products and services. Retail Banking activity includes mobilising of funds from retail depositors by offering them a wide range of financial products and providing services through various channels like branches, ATM, internet banking, phone banking and mobile banking. Retail Banking SBU also offers consumer lending services namely credit cards, loans against deposits and securities etc. Corporate Banking SBU (CB-SBU) provides financial products and services to corporates, institutions and Government organizations. CB-SBU provides medium and short-term credit, fee and commission based services (e.g., documentary credits, letters of credit, forward contracts etc.) accepts deposits from corporate customers and also provides cash management services. The Treasury SBU manages the treasury operations of the bank through market operations. It also invests in various money market instruments, debt instruments, shares and debentures.

17.3 The following table gives information on segmental revenues and segmental profits for year ended March 31, 2001 and March 31, 2002 respectively:

(Rs. in millions)

	Fiscal 2001					
	SBU-Retail Banking	SBU-Corporate Banking	SBU-Treasury	Bank of Madura	Eliminations	Total
Revenue from external customers						
Interest revenue	1,464	7,932	2,777	233	—	12,406
Other revenue	238	984	468	64	—	1,754
Revenue from other operating segments						
Interest and Other revenue	4,323	—	267	—	(4,590)	—
Total Revenue	**6,025**	**8,916**	**3,512**	**297**	**(4,590)**	**14,160**
Interest expenses to external customers	4,406	2,025	1,808	169	—	8,408
Interest and other expenses from other operating segments	—	3,264	1,326	—	(Note 1) (4,590)	—
Depreciation	284	142	15	36	—	477
Provision for credit losses	30	1,052	—	—	—	1,082
Other expenses	1,927	550	116	34	—	2,627
Income/(loss) before Income Taxes	(622)	1883	247	58	—	1,566
Income tax expense/(benefit)	(101)	308	41	10	—	258
Net Income/(Loss)	**(521)**	**1,575**	**206**	**48**	**—**	**1,308**

(Rs. in millions)

	Fiscal 2002				
	SBU-Retail Banking	SBU-Corporate Banking	SBU-Treasury	Eliminations	Total
Revenue from external customers					
Interest revenue	4,389	11,645	4,803	—	20,837
Other revenue	685	1,736	2,792	—	5,213
Revenue from other operating segments					
Interest and Other revenue	9,517	—	—	(9,517)	—
Total Revenue	**14,591**	**13,381**	**7,595**	**(9,517)**	**26,050**
Interest expenses to external customers	9,424	3,190	2,502	—	15,116
Interest and other expenses from other operating segments	—	6,259	3,258	(Note 1) (9,517)	—
Depreciation.	505	88	43	—	636
Provision for credit losses	268	1,454	—	—	1,722
Other expenses.	3,843	1,015	766	—	5,624
Income/(loss) before Income Taxes	551	1,375	1,026	—	2,952
Income tax expense/(benefit)	161	460	310	—	931
Income before cumulative effect of accounting changes	**390**	**915**	**716**	**—**	**2,021**
Cumulative effect of accounting changes, net of tax	—	16	—	—	16
Net Income/(loss)	**390**	**931**	**716**	**—**	**2,037**

Note 1: Interest and other revenues from other segments represent the notional interest charged by 'Retail Banking' to other segments, on funds mobilized by it through deposits and which were utilized by other segments for lending and investment purposes. This item also includes notional management fee charged by 'Treasury' from other segments for managing part of their assets and liabilities.

A listing of certain assets of reportable segments for year ended March 31, 2001 and March 31, 2002 are set out below:

(Rs. in millions)

	Fiscal 2001					
Particulars	SBU-Retail Banking	SBU-Corporate Banking	SBU-Treasury	Bank of Madura	Eliminations	Total
Property and equipment	2,270	586	56	1,008	—	3,920
Other assets.	30,332	115,468	37,888	32,930	—	216,618
Total assets	**32,602**	**116,054**	**37,944**	**33,938**	**—**	**220,538**

(Rs. in millions)

	Fiscal 2002				
Particulars	SBU-Retail Banking	SBU-Corporate Banking	SBU-Treasury	Eliminations	Total
Property and equipment	3,565	896	370	—	4,831
Other assets	69,720	125,645	204,609	—	399,974
Total assets	**73,285**	**136,541**	**204,979**	**—**	**404,805**

17.4 Geographic distribution

The business operations of the Bank are largely concentrated in India. Activities outside India are restricted to resource mobilization in the international markets. The assets and net income from foreign operations are immaterial.

Major customers

ICICI Bank provides banking and financial services to a wide base of customers. There is no major customer which contributes more than 10% of total revenues.

18. Employee benefits

Retirement benefits

Gratuity

18.1 In accordance with Payment of Gratuity Act, 1972, ICICI Bank provides for gratuity a defined benefit retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement, on death while in employment or on termination of employment based on the respective employee's salary and the years of employment with ICICI Bank. The gratuity benefit conferred by ICICI Bank on its employees is equal to or greater than the statutory minimum.

18.1.1 ICICI Bank provides the gratuity benefit through annual contributions to either a fund administered by a Board of Trustees and managed by Life Insurance Corporation of India or to a fund administered and managed by a Board of Trustees. ICICI Bank's liability for provision of gratuity benefit to its employees is determined periodically through actuarial valuations in accordance with SFAS 87.

18.1.2 The following table sets forth the funded status of the plan and the amounts recognized in the financial statements:

(in Rs. millions)

		At March 31,
	2001	**2002**
Change in benefit obligations		
Projected benefit obligations at beginning of the year/period	*12*	**336**
Obligations assumed on acquisition	*317*	**—**
Service cost	*3*	**24**
Interest cost	*4*	**34**
Benefits paid	*(1)*	**(11)**
Actuarial (gain) / loss on obligations	*1*	**9**
Projected benefit obligations at the end of the period	*336*	**392**
Change in plan assets		
Fair value of plan assets at beginning of the period	*17*	**333**
Fair value of plan assets acquired on acquisition	*303*	**—**
Expected return on plan assets	*3*	**33**
Employer contributions	*6*	**48**
Gain/(loss) on plan assets	*4*	**(1)**
Benefits paid	—	**(11)**
Plan assets at the end of the period	*333*	**402**
Net prepaid asset/(accrued liability)	*(3)*	**10**

18.1.3 The components of the net gratuity cost for the year ended March 31, 2001 and year ended March 31, 2002 are given below:

(in Rs. millions)

	At March 31, 2001	2002
Service cost	*3*	24
Interest cost	*4*	34
Expected return on assets	*(3)*	(33)
Actuarial (gain) / loss	*(3)*	10
Net gratuity cost	*1*	35

18.1.4 Assumptions used in accounting for the gratuity plan are given below:

	At March 31, 2001	2002
Discount Rate	*11%*	10%
Rate of increase in the compensation levels	*8%*	8.0 - 8.5%
Rate of return on plan assets	*10.5%*	10%

18.2 ***Pension Plan***

18.2.1 ICICI Bank provides for a pension, a deferred benefit retirement plan covering certain employees. The plan provides for pension payment on a monthly basis to these employees on their retirement based on the respective employees' salary and years of employment with ICICI Bank. Employees covered by the pension plan are not eligible for benefits under the provident fund plan, a defined contribution plan.

18.2.2 The pension plan is funded through periodic contributions to a fund set up by ICICI Bank and administrated by a Board of Trustees. Such contributions are actuarially determined in accordance with the provisions of SFAS 87.

18.2.3 The following table sets forth the funded status of the plan and the amounts recognized in the financial statements for the year ended March 31, 2001 and March 31, 2002:

(in Rs. Millions)

	At March 31, 2001	2002
Change in benefit obligations		
Projected benefit obligations at beginning of the year/period	—	724
Obligations assumed on acquisitions	*711*	—
Service cost	*1*	26
Interest cost	*4*	72
Benefits paid	—	(27)
Actuarial loss on obligations	*8*	118
Projected benefit obligations at the end of the period	*724*	913
Change in plan assets		
Fair value of plan assets at beginning of the period	—	795
Fair value of plan assets acquired on acquisitions	*779*	—
Expected return on plan assets	*1*	79
Employer contributions	*1*	53
Gain on plan assets	*14*	13
Benefits paid	—	(27)
Plan assets at the end of the period	*795*	913
Net prepaid benefit	*71*	—

18.2.4 The components of the net pension cost are given below:

(Rs. in millions)

	At March 31, 2001	2002
Service cost	1	26
Interest cost	4	72
Expected return on assets	(1)	(79)
Actuarial (gain) / loss	(6)	105
Net pension cost	(2)	124

18.2.5 Assumptions used in accounting for the pension plan are given below:

(Rs. in millions)

	At March 31, 2001	2002
Discount rate	11%	10%
Rate of increase in the compensation levels	8%	8%
Rate of return on plan assets	10.50%	10%

Superannuation

18.3 The permanent employees of ICICI Bank are entitled to receive retirement benefits under the superannuation fund operated by ICICI Bank. The Superannuation fund is a defined contribution plan under which ICICI Bank contributes annually a sum equivalent to 15% of the employee's eligible annual salary to Life Insurance Corporation of India, the manager of the fund, that undertakes to pay the lump sum and annuity payments pursuant to the scheme. The Bank has contributed Rs. 22 million and Rs. 28 million to the employees' superannuation plan in year ended March 31, 2001 and 2002 respectively.

Provident fund

18.4 In accordance with the Employees Provident Fund and Miscellaneous Provisions Act, 1952, all employees of ICICI Bank are entitled to receive benefits under the Provident Fund, a defined contribution plan, in which, both the employee and ICICI Bank contribute monthly at a determined rate (currently 12% of employees' salary). These contributions are made to a fund set up by ICICI Bank and administered by a Board of Trustees. Further, in the event the return on the fund is lower than 9.5% (current guaranteed rate of return to the employees), such difference will be contributed by ICICI Bank and charged to income. The contribution to the employees' provident fund amounted to Rs.23 million and Rs. 54 million in year ended March 31, 2001 and 2002 respectively.

Leave encashment

18.5 The liability for leave encashment on retirement or on termination of services of the employee of ICICI Bank is valued on the basis of the employee's last drawn salary and provided for. Other liabilities also include provision of Rs. 27 million on account of the leave encashment liability of the Bank at March 31, 2002 (March 31, 2001: Rs. 8 million).

18.6 Employee stock option plan

18.6.1 In February 2000, the Bank approved an employee stock option plan. Under the plan, the Bank is authorized to issue upto 9.84 million equity shares to its employees and the employees of the affiliate company.

18.6.2 The options vest in a graded manner over three years with 20%, 30% and 50% of the option vesting at the end of each year. The options can be exercised within 10 years from the date of the grant. During April 2001 and March 2002, the Bank issued additional options to its employees and wholetime directors. The Bank has not recorded any compensation cost as the exercise price was not less than the quoted market price of the underlying equity shares on the grant date.

18.7 *Stock option activity*

18.7.1 A summary of the status of the Bank's option plan is presented below:

	Year ended March 31, 2000		Year ended March 31, 2001		Year ended March 31, 2002	
	Option shares Outstanding	Range of exercise price and grant date fair values	Option shares outstanding	Range of exercise price and grant date fair values	Option shares outstanding	Range of exercise price and grant date fair values
Outstanding at the beginning of the year	—	—	1,713,000	Rs. 171.90	1,636,125	Rs. 171.90
Granted during the year	1,788,000	Rs. 171.90	—	—	4,735,200	Rs. 120.35 - Rs. 171.00
Forfeited during the year	75,000	Rs. 171.90	76,875	Rs. 171.90	43,500	Rs. 171.00 - Rs. 171.90
Exercised during the year	—		—		—	
Outstanding at the end of the year	1,713,000		1,636,125		6,327,825	
Exercisable at the end of the year	—		—		322,425	

18.7.2 Had compensation costs of the Bank's stock based compensation plan been recognized based on the fair value on the grant date consistent with the method prescribed by SFAS No 123, the Bank's net income and earnings per share would have been impacted as indicated below:

(in Rs. millions, except per share data)

	Year ended March 31,		
	2000	2001	2002
Net income			
As reported	1,402	1,308	2,037
Proforma under SFAS No. 123	1,401	1,273	1,956
Basic earnings per share			
As reported	8.49	6.60	9.24
Proforma under SFAS No. 123	8.49	6.42	8.88
Diluted earnings per share			
As reported	8.49	6.60	9.24
Proforma under SFAS No. 123	8.49	6.42	8.88

The effects of applying SFAS No. 123, for disclosing compensation cost under such pronouncement may not be representative of the effects on reported net income for future years.

18.7.3 The fair value at date of grant was Rs. 55.78 for options granted during February 2000, Rs. 83.38 for options granted during April 2001 and Rs. 46.77 for options granted during March 2002 using Black - Scholes option-pricing model. The following assumptions have been used to fair value the options :

	For the year ended March 31,		
	2000	2001	2002
Expected life in years	3	—	3
Risk free interest rate	10.35%	—	6.44% - 9.33%
Volatility	30.00%	—	54.40% - 67.90%
Dividend yield	0.70%	—	1.18% - 1.66%

19. Income taxes

19.1 Components of deferred tax balances

19.1.1 The tax effects of significant temporary differences are reflected through a deferred tax asset/liability, which is included in the balance sheet of ICICI Bank.

19.1.2 A listing of the temporary differences is set out below :

(in Rs. millions)

	At March 31,	
	2001	2002
Deferred tax assets		
Allowance for loan losses	824	763
Amortization of held to maturity securities	165	190
Amortization of trading and available for sale securities	82	323
Deposits	141	38
Deferred loan fees	25	29
Others	34	9
Gross deferred tax asset	1,271	1,352
Valuation allowances	2	2
Deferred tax asset	1,269	1,350
Deferred tax liabilities		
Depreciation	(475)	(445)
Investments	(77)	—
Unrealized gain on securities, available for sale	(117)	(584)
Amortization of debt issue costs	(34)	(8)
Others	(36)	(10)
Total deferred tax liability	(739)	(1,047)
Net deferred tax asset	530	303

Management is of the opinion that the realization of the recognized net deferred tax asset, net of valuation allowances, of Rs. 1,350 million at March 31, 2002 (March 31, 2001: Rs. 1,269 million) will more likely than not be realized based on expectations as to future taxable income.

19.2 Reconciliation of tax rates

19.2.1 The following is the reconciliation of estimated income taxes at Indian statutory income tax rate to income tax expense as reported.The Indian statutory tax rate is 35% plus a surcharge. For the year ended March 31, 2000, the surcharge was 10%, resulting in a total statutory tax rate of 38.50%. During fiscal 2001, the surcharge was changed to 13% effective April 1, 2000, which resulted in a total statutory tax rate of 39.55% for the year ended March 31, 2001.

During fiscal 2002, the surcharge was changed to 2% effective April 1, 2001, which resulted in a total statutory tax rate of 35.70% for the year ended March 31, 2002.

(in Rs. millions)

	Year ended March 31,		
	2000	*2001*	2002
Net income before taxes	1,781	1,566	2,952
Statutory tax rate	38.5%	39.55%	35.7%
Income tax expense at statutory tax rate	686	619	1,054
Increase (reductions) in taxes on account of			
Income exempt from taxes	(340)	(344)	(213)
Amortization of goodwill	–	6	81
Effect of change in statutory tax rate	6	–	26
Others	27	(23)	(17)
Reported income tax expense	379	258	931

19.3 ***Components of income tax expense***

19.3.1 The components of income tax expense/(benefit) are set out below:

(in Rs. millions)

	Year ended March 31,		
	2000	*2001*	2002
Current	266	700	1,171
Deferred	113	(442)	(240)
Total income tax expense	379	258	931

20. **Commitments and contingencies**

20.1 ***Loan commitments***

20.1.1 ICICI Bank has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated Rs. 27,693 million and Rs. 13,690 million at March 31, 2001 and March 31, 2002 respectively. The interest rate on these commitments is dependent on the lending rates on the date of the loan disbursement. Further, the commitments have fixed expiry dates and may be contingent upon the borrowers ability to maintain specific credit standards.

20.2 ***Guarantees***

20.2.1 As a part of its commercial banking activities, ICICI Bank has issued guarantees to enhance the credit standing of its customers. These generally represent irrevocable assurances that ICICI Bank will make payments in the event that the customer fails to fulfill his financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding 18 months.

20.2.2 The credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Fees are recognized over the term of the instruments.

20.2.3 Details of facilities outstanding are set out below:

(in Rs. millions)

	At March 31,	
	2001	2002
Financial guarantees	7,511	12,551
Performance guarantees	5,949	8,565
Total	13,460	21,116

20.3 ***Lease commitments***

20.3.1 ICICI Bank has commitments under long-term operating leases principally for premises. Lease terms for premises generally cover periods of nine years. The following is a summary of future minimum lease rental commitments for non-cancellable leases.

(in Rs. millions)

Year ending March 31,	
2003	174
2004	180
2005	183
2006	190
2007	197
Thereafter	630
Total minimum lease commitments	1,554

Various related legal proceedings are pending against ICICI Bank. Potential liabilities, if any, have been adequately provided for, and management does not estimate any incremental liability in respect of legal proceedings.

20.3.2 Further, ICICI Bank is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature which have been committed. Estimated amounts of contracts remaining to be executed on capital account aggregated to Rs. 93 million at March 31, 2002 (March 31, 2001: Rs. 60 million).

21. Related party transactions

21.1 ICICI Bank has entered into transactions with the following related parties:

- Affiliates of the Bank (including ICICI Limited (former parent company));
- Employees Provident Fund Trust; and
- Directors and employees of the group.

The related party transactions can be categorized as follows:

21.2 ***Banking services***

21.2.1 ICICI Bank provides banking services to all the related parties on the same terms that are offered to other customers.

The revenues earned from these related parties are set out below:

(in Rs. millions)

	Year ended March 31,	
	2001	**2002**
ICICI Limited (former parent company)	*45*	**29**
Other affiliates[1]	*27*	**4**
Total	*72*	**33**

(1) Comprising ICICI Securities and Finance Company Limited, ICICI Brokerage Services Limited, ICICI Capital Services Limited, Prudential ICICI Asset Management Company Limited, ICICI Venture Funds Management Company Limited, ICICI Personal Financial Services Limited, ICICI Home Finance Company Limited and ICICI Prudential Life Insurance Company Limited.

21.2.2 ICICI Bank has paid to the related parties interest on deposits and borrowings in call money markets amounting to Rs. 268 million for the year ended March 31, 2002 (March 31, 2001: Rs. 203 million).

21.2.3 ICICI Bank paid brokerage to ICICI Brokerage Services Limited amounting to Rs. Nil for the year ended March 31, 2002 (March 31, 2001: Rs. 1 million).

21.3 *Leasing of premises and infrastructural facilities*

ICICI Bank has entered into lease agreements with ICICI Limited for lease of certain premises and infrastructural facilities to ICICI Bank. Net amount incurred, as rent for the year ended March 31, 2002 is Rs. 207 million (March 31, 2001: Rs. 177 million). Similarly, ICICI Bank paid Rs. 38 million for the year ended March 31, 2002 (March 31, 2001: Rs. 16 million) towards lease rentals on certain equipment leased from ICICI limited.

21.4 *Acquisition of Equipment*

ICICI Bank purchased equipment from ICICI Limited and ICICI Infotech Services Limited for Rs. 11 million during the year ended March 31, 2002 (March 31, 2001 : Rs. 99 million).

21.5 *Forward Contracts*

ICICI Bank enters into foreign exchange forward contracts with ICICI Limited. The outstanding contracts as at March 31, 2002 in respect of the forward contracts amounted to Rs. 251 million (March 31, 2001: Rs. 2,262 million).

21.6 *Derivative transactions*

ICICI Bank enters into foreign exchange currency swaps and interest rate swaps with ICICI Limited on a back to back basis. The outstanding contracts as at March 31, 2002 in respect of cross currency swaps amounted to Rs. 2,272 million (Rs 4,352 million at March 31, 2001) and in respect of interest rate swap contracts amounted to Rs. 2,710 million (Rs Nil at March 31, 2001). Similarly, the Bank also enters into interest rate swap with the affiliates on a back to back basis. The outstanding contracts with other affiliates at March 31, 2002 in respect of interest rate swaps amounted to Rs. 6,050 million (March 31, 2001: Rs. 2,900 million). The interest paid in respect of swaps with ICICI Limited amounts to Rs. 275 million (March 31, 2001: Rs. 189 million)

21.7 *Investments in pass through certificates*

During the year ICICI Bank Limited invested in certain securities issued by trusts formed by its affiliate ICICI Limited. The repayment of principal amount of certificates and periodical interests at predetermined rates are from the underlying securities held by the trusts transferred to it by ICICI Limited. The total investments in PTCs outstanding at March 31, 2002 was Rs. 9,112 million (March 31, 2001 Rs. Nil)

21.8 *Repurchase transactions*

The Bank entered into repurchase transactions with ICICI Limited during the year. The amount of such transactions outstanding as at March 31, 2002 was Rs. 21,399 million (March 31, 2001: Rs. Nil)

21.9 *Expenses for services rendered*

21.9.1 ICICI Bank paid Rs. 12 million for the year ended March 31, 2002 (March 31, 2001 : Rs. 4 million) to ICICI Limited for secondment of its employees.

21.9.2 ICICI Bank paid Rs. 47 million for the year ended March 31, 2002 (March 31, 2001 : Rs. Nil) to ICICI Personal Financial Services Limited for secondment of its employees.

21.10 *Receipts for services rendered*

ICICI Bank received Rs. 10 million for the year ended March 31, 2002 (March 31, 2001: Rs. 5 million) from ICICI Limited and ICICI Personal Financial Services Limited for employees seconded to them.

21.11 *Share transfer activities*

ICICI Bank has paid Rs. 1 million for the year ended March 31, 2002 (March 31, 2001: Rs. 3 million) to ICICI Infotech Services Limited for share transfer services provided by them. The Bank incurred Rs. 2 million for the year ended March 31, 2002 for DEMAT services provided by the above affiliate (March 31, 2001 Rs. 5 million).

21.12 *Dividend payments*

ICICI Bank declared and paid Rs. 407 million as dividend to its affiliates for the year ended March 31, 2002 (March 31, 2001: Rs. 184 million)

21.13 ***Other transactions with related parties***

21.13.1 ICICI Bank has advanced concessional loans to employees, bearing interest ranging from 3.5% to 6%. These are housing, vehicle and general purpose loans. The tenure of these loans ranges from five to twenty years. The balance outstanding on account of all the staff loans at March 31, 2002 was Rs. 865 million (March 31, 2001 Rs. 494 million).

21.13.2 ICICI Bank has entered into an agreement with ICICI Personal Financial Services Limited for telephone banking call centre services and transaction processing services for the credit card related activities. The amount incurred for the year ended March 31, 2002 for these services was Rs. 149 million (March 31, 2001: Rs. 99 million).

21.13.3 ICICI Limited had undertaken a corporate brand building advertising campaign of which ICICI Bank's share amounted to Rs. 29 million for the year ended March 31, 2002 (March 31, 2001: Rs. 15 million).

21.13.4 ICICI Limited has set up common technology infrastructure set up for utilization by the ICICI Group. The amount incurred by ICICI Bank as its share amounted to Rs. 37 million (March 31, 2001: Rs. 34 million) and Rs. 18 million (March 31, 2001: Rs. 11 million) towards shares of communication expenses and share of backbone infrastructure expense for the year ended March 31, 2002. Similarly, it incurred Rs. 124 million for the year ended March 31, 2002 (March 31, 2001: Rs. 74 million), as expenses towards development of software and providing support services for the software and hardware by ICICI Infotech Services Limited.

21.13.5 ICICI Bank has incurred an amount of Rs. 110 million for the year ended March 31, 2002 (March 31, 2001: Rs. 49 million) towards its share of the operating costs of the common data centre set up by ICICI Limited.

21.13.6 ICICI Bank hired the services of ICICI Capital Services Limited for setting up of ATMs at various places for which Rs. 7 million (March 31, 2001: Rs. 8 million) were incurred during the year ended March 31, 2002. The Bank has paid Rs. 9 million during the year ended March 31, 2002 (March 31, 2001: Rs. 6 million) to ICICI e-Payments Limited towards the payment gateway services rendered to internet merchants acquired by the Bank. The Bank also paid Rs. 10 million (March 31, 2001: Rs. 2 million) to ICICI Web Trade Limited for compilation of data on new accounts acquired by the Bank during the year ended March 31, 2002.

21.13.7 The balances pertaining to receivables from and payable to related parties are as follows:

(in Rs. millions)

	ICICI Limited	Other Affiliates[1]
At March 31, 2001		
Accounts receivable	38	17
Accounts payable	5,209	2,847
At March 31, 2002		
Accounts receivable	24	1
Accounts payable	4,680	893

Note: 1) Comprises ICICI Securities and Finance Company Limited, Prudential ICICI Asset Management Company Limited, Prudential ICICI Trust Limited, ICICI Infotech Services Limited, ICICI Brokerage Services Limited, ICICI Personal Financial Services Limited, ICICI Capital Services Limited, ICICI Venture Funds Management Company Limited, ICICI Properties Private Limited, ICICI Home Finance Company Limited, ICICI Real Estate Company Private Limited, Traveljini.com Private Limited, ICICI Knowledge Park, ICICI Realty Private Limited, ICICI Web Trade Limited, ICICI West Bengal Infrastructure Development Corporation Limited, ICICI ePayments Limited, ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited, Bill Junction Limited, ICICI Trusteeship Services Limited and ICICI Investment Management Company Limited.

22. Estimated fair value of financial instruments

22.1 ICICI Bank's financial instruments include financial assets and liabilities recorded on the balance sheet.

22.2 Fair values vary from period to period based on changes in a wide range of factors, including interest rates, credit quality, and market perception of value and as existing assets and liabilities run off and new items are generated. Fair value estimates are generally subjective in nature and are made as of a specific point in time based on the characteristic of the financial instruments and relevant market information.

22.3 The data reported below represents management's best estimates based on a range of methodologies and assumptions. Where available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgements made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future estimated loss experience and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values. Further, the fair values are estimated based on the existing financial instruments without attempting to estimate the value of anticipated future business.

22.4 Disclosure of fair values is not required for certain items such as premise and equipment, prepaid expenses, credit card receivables, obligations for pension and other postretirement benefits and other intangible assets. Accordingly, the aggregate fair value of amounts do not purport to represent the underlying "market" or franchise value of the Bank. Further, because of the differences in assumptions used and methodologies the fair values reported below may not be strictly comparable with those of other Banks.

22.5 A listing of the fair values by category of financial assets and financial liabilities is set out below:

(in Rs. millions)

Particulars	At March 31, 2001		At March 31, 2002	
	Carrying value	*Estimated fair value*	Carrying value	Estimated fair value
Financial assets				
Securities, available for sale	*24,787*	*24,787*	155,758	155,758
Securities, held to maturity	*10,944*	*11,524*	24,294	28,768
Trading assets (including derivatives).	*18,725*	*18,725*	26,075	26,075
Loans (Note 1)	*93,030*	*93,128*	72,474	72,681
Other financial assets (Note 2)	*62,704*	*62,704*	112,049	112,049
Total	*210,190*	*210,868*	390,650	395,331
Financial liabilities				
Interest-bearing deposits	*137,883*	*138,846*	295,647	296,385
Non-interest-bearing deposits	*26,371*	*26,371*	29,574	29,574
Short term borrowings	*3,012*	*3,012*	1,409	1,409
Trading liabilities (including derivatives)	*5,958*	*5,958*	1,237	1,237
Long-term debt	*2,421*	*2,594*	5,740	5,906
Other financial liabilities (Note 3)	*18,236*	*18,236*	42,272	42,272
Total	*193,881*	*195,017*	375,879	376,783

Note 1: The carrying value of loans is net of allowance for loan losses and unearned income.

Note 2: Includes cash, dues from banks, deposits at interest with banks, reverse repurchase transactions, short-term highly liquid securities, and customers acceptance liability for which the carrying value is a reasonable estimate of fair value.

Note 3: Represents acceptances and other liabilities outstanding, for which the carrying value is a reasonable estimate of the fair value.

22.6 The carrying value of cash and cash equivalents as reported in the balance sheet approximates the fair values since maturities are less than 90 days. Trading account assets and liabilities are carried at fair values in the balance sheet. Fair values of securities in all categories are based on quoted or independent market prices. The fair values of certain long-term loans are estimated by discounting the contractual cash flows using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying value of certain other loans approximates fair value due to the short-term and/or frequent repricing characteristics of these loans. For impaired loans where the credit quality of the borrower has deteriorated, fair values are estimated by discounting expected cash flows at a rate commensurate with the associated risk.

22.7 For liabilities, market borrowing rates of interest of similar instruments are used to discount contractual cash flows. The estimated fair value interest-bearing deposits and long term debt reflects changes in market rates since the time these were sourced.

23. Future impact of new accounting standards

23.1 ***Business combination, goodwill and other intangible assets***

23.1.1 In June 2001, the Financial Accounting Standards Board ('FASB') issued SFAS 141, *Business Combinations* and SFAS 142, *Goodwill and Other Intangible Assets.* SFAS 141 require that all business combinations be accounted for under a single method-the purchase method. Use of the pooling-of-interest method is no longer permitted and is effective for business combinations initiated after June 30, 2001. SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment and is effective for fiscal years beginning after December 15, 2001, with earlier application permitted in certain instances.

23.1.2 The proposed merger of ICICI Limited with ICICI Bank will be accounted for under SFAS 141 and goodwill and other intangibles will be accounted for in accordance with SFAS 142.

23.1.3 In August 2001, the FASB, issued SFAS 143, *Accounting for Asset Retirement Obligations.* SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged.

23.1.4 In August 2001, the FASB also issued SFAS 144, *Accounting for the Impairment of Disposal of Long-Lived Assets.* SFAS 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Under this standard, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. Early application is encouraged.

23.1.5 Adoption of SFAS 143 and 144, is not estimated to have a significant impact on the financial statements of the Bank.

23.1.6 The provisions of the new standard are generally to be applied prospectively.

G. VENKATAKRISHNAN
General Manager

BALAJI SWAMINATHAN
Chief Financial Officer

KALPANA MORPARIA
Executive Director

ICICI Securities I-SEC

ICICI SECURITIES AND FINANCE COMPANY LIMITED

9TH ANNUAL REPORT AND ACCOUNTS 2001-2002

Directors
K.V. Kamath, *Chairman*
Lalita D. Gupte
Kalpana Morparia
S. Mukherji
Devdatt Shah, *Managing Director & CEO*

Auditors
N.M. Raiji & Co.
Chartered Accountants

Registered Office
41/44, Minoo Desai Marg
Colaba, Mumbai 400 005

directors' report

to the members

Your Directors have pleasure in presenting the Ninth Annual Report of ICICI Securities and Finance Company Limited (the Company), with the audited Statement of Accounts for the year ended March 31, 2002.

FINANCIAL RESULTS

	2001-2002	2000-2001
		(Rupees million)
Gross Income	**3788.05**	*3044.28*
Profit before Interest, Depreciation and Tax	**3161.54**	*2566.43*
Depreciation	**13.44**	*48.74*
Interest	**1271.93**	*1609.69*
Profit before tax	**1876.17**	*908.00*
Provision for tax	**597.26**	*370.00*
Profit after tax	**1278.91**	*538.00*

The Profit after tax for the year ended March 31, 2002 jumped by 137.7% to Rs. 1278.91 million. After taking into account the balance of Rs. 51.03 million brought forward from the previous year, the profit available for appropriation is Rs. 1329.94 million.

BUSINESS ENVIRONMENT

As the continued downturn in the technology sector and overall equity markets pulled down growth rates in almost all the major economic regions during the year, the global economy witnessed a rare synchronous downturn. The domestic economy, which was already witnessing a downward trend at the beginning of the year, reeled further with slowdown being most pronounced in the industrial and export sectors. However, services and agriculture sectors performed well. As the latter managed to achieve one of the best performances of the last few years, the economy witnessed some signs of demand revival towards the end of third quarter of the fiscal year. The Central Statistical Organisation expects the Indian economy to close the financial year with a growth of 5.4% on the back of this agriculture-led resurgence.

Barring some event-driven spikes, the trend in interest rates was steadily downward. During the year, in face of economic slowdown and benign inflation, the Reserve Bank of India (RBI) maintained its softer rate bias and reduced the benchmark Bank Rate by 50 basis points in October. The repo rate was cut by a total of 100 basis points. Apart from reducing short-term rates, RBI maintained comfortable liquidity conditions through reduction in the Cash Reserve Ratio. Globally also, central banks maintained easy monetary stance, with the U.S. Federal Reserve leading the charge and cutting the overnight target rate by 475 basis points. Except in the immediate aftermath of the September 11 attacks in the United States of America (U.S), domestic forex markets mostly remained consistent. Though the rupee depreciated by a sizeable 4.8% during the year, this depreciation was driven almost entirely by the central bank, which intervened on an unprecedented scale and added US$ 11 billion to its forex reserves.

Favourable domestic and global monetary conditions prompted an almost uninterrupted rally in bond markets. The ten-year benchmark gilt yield dropped more than 300 basis points during the year. The I-Sec Sovereign Bond Index (I-BEX) fetched a principal return of 17.2% and total return of 27.4% during this period.

In the new status, the fixed income markets are sure to take a big leap forward, with trading in new and complex products like STRIPS likely to be allowed over the course of the year.

On the other hand, fund-raising by way of equity from the primary markets remained weak during the year. This was further affected by dampened sentiments in the secondary markets, as volumes contracted on the back of the meltdown in technology stocks and due to the impact of the September 11 terrorist attack in the U.S. During the year, there were only six issues raising Rs. 10.8 billion of equity from the markets, compared to Rs. 24.7 billion raised in the previous year. However, the current year is expected to see a significant increase in fund raising from the equity markets. The Government put into effect its privatisation program with some early successes such as the privatisation of BALCO, ITDC Hotels, CMC, VSNL and IBP. This trend is expected to continue as the Government has set a target of Rs. 150 billion from privatisation receipts. M&A activity in sectors such as Telecom, Cement, Information Technology, Pharmaceuticals and Banking are expected to increase.

OVERALL PERFORMANCE

The Company continues to retain its position at the forefront of investment banking in India, with its best performance having been recorded during the financial year 2001-2002 of its nine years of existence.

PERFORMANCE HIGHLIGHTS

- Gross Income increased from Rs. 3044.28 million in 2000-2001 to Rs. 3788.05 million in 2001-2002, an increase of 24.4%.
- After tax Profit increase from Rs. 538 million in 2000-2001 to Rs. 1278.91 million in 2001-2002, an increase of 137.7%.
- Net worth increased from Rs. 2688.08 million in 2000-2001 to Rs. 3191.88 million in 2001-2002, an increase of 19%.
- After tax return on net worth at 43.5%.

DIVISION WISE PERFORMANCE

Fixed Income

During the financial year 2001-2002, the Company excelled in all segments of the domestic fixed income markets, once again demonstrating its leadership position. In the Primary Dealership business, it surpassed all the bidding and success commitments made to RBI. The Company achieved a total turnover of Rs. 943.5 billion, 91% higher than a year ago. This is one of the highest among the Primary Dealers. The non-SLR business maintained its market leadership in turnover and established new profitability standards. The interest rate swaps segment not only maintained its high market standing but also broke new grounds by dealing in innovative benchmarks, thereby re-confirming its pioneer status. In debt capital markets, the Company helped various business entities mobilise over Rs. 160 billion. Going forward, the Company will continue to pursue excellence in the new areas, apart from maintaining its premier position in the existing fields.

Investment Banking

The Company addresses the critical financial requirements of Companies, Governments and Institutional Investors, advising on corporate strategy, capital structure and capital raising.

The strategy of the Company is to provide "One Team" in servicing the diverse and complex client needs in a fully integrated and seamless manner. To provide a platform for delivering the firm to the clients, the Company has built a team of client bankers responsible for building and maintaining relationships.

The Company has put in place a client banking group consisting of a team of bankers with the responsibility for client relationship management for investment banking products and services. This structure, widely used in investment banks, would increase the focus of the Company in strengthening the partnerships with the clients. The Company has also invested by recruiting senior resources to strengthen the Investment Banking team. A senior client banker has also been located in New York to service Indian clients looking to access capital markets in the U.S. and opportunities for growth through acquisitions.

In financial year 2001-2002, the Company was well received in the marketplace and has emerged as the leading investment banker for raising equity and debt capital in the Indian markets.

M&A Advisory

In order to provide greater focus and exceptional quality to clients, the Company has built a team of senior M&A bankers. The Company has strengthened its market share in M&A Advisory. In the recent INDATA compilation of league tables, the Company was ranked 4th in terms of deal value in 2001 as against 8th in 2000.

The Company acted as the advisor to a leading hospitality company in the acquisition of the properties of ITDC Hotels, extending its successful track record as buy side advisors in privatisation transactions. The Company also acted as the advisor to Life Insurance Corporation of India on their acquisition of a large stake of Corporation Bank.

Over the last year, the Government put into effect its privatisation program with some early successes such as the privatisation of BALCO, ITDC Hotels, CMC, VSNL and IBP. The Company expects this trend to continue as the Government has set a target of Rs.150 billion from privatisation receipts. The Company believes that there will be increased M&A activity in sectors such as Telecom, Cement, Information Technology, Pharmaceuticals and Banking.

It is the strategic imperative of the Company to continue to build market share in the M&A Advisory and Equities business. The above re-organisation of the Investment Bank will facilitate this objective.

Equities

The Company continued to maintain its premier position, having been the lead manager in the two largest issues in the current year that accounted for over 90% of all the funds raised. During the year, the Company also worked on four open offers, including the public offer by a large Oil Public Sector Undertaking to the shareholders of another Oil major, which is one of the largest open offer in India. The Company was able to continue its track record in delisting transactions and all the three transactions handled by it reached the 90% benchmark in the first Open Offer. The Company expects that the current year would see a significant increase in fund raising from the equity markets and is well positioned to take advantage of the boom in the primary market in the current year.

Risk Management

As a financial services company, the Company is committed to ensure that effective risk management policies and practices are incorporated as fundamental aspects of all its business operations. The Corporate Risk Management Group of the Company has a comprehensive risk management policy in place, with respect to market risk, credit risk and operations risk, which seeks to reduce the adverse effects of the risks generated by its activities. The group continuously develops and enhances its risk and control procedures in order to better identify and monitor risks, and proactively take appropriate actions to mitigate the same. The Company has also constituted an internal Risk Management Committee comprising of the Managing Director & CEO and senior executives from cross-functional areas. The Committee is responsible for managing the liquidity and interest rate risk profile of the assets and liabilities of the Company. The Committee also evaluates and adopts various practices with respect to Risk and Asset Liability Management.

SUBSIDIARY COMPANIES

The Company has one subsidiary in India, namely ICICI Brokerage Services Limited. As required under Section 212 of the Companies Act, 1956, the audited statements of accounts for the financial year 2001-2002, together with the Reports of the Directors and Auditors for the year ended March 31, 2002 of ICICI Brokerage Services Limited is attached herewith.

In addition, the Company also has two subsidiaries in the U.S., namely, ICICI Securities Holdings, Inc. and ICICI Securities, Inc. The audited statements of accounts for the year 2001-2002 as prepared under the Companies Act, 1956, together with the Reports of the Directors and Auditors for the year ended March 31, 2002 of these subsidiaries are attached herewith to comply with the requirements of Section 212 of the Companies Act, 1956.

DIVIDEND

During the year, the Company declared four interim dividend aggregating 36%. Your Directors are pleased to recommend a total of interim dividend(s) of 36% as final dividend for the year.

CHANGE OF OWNERSHIP

With a view to emerging as the first Universal Bank in India, ICICI Limited, the holding company of the Company merged with ICICI Bank Limited. Consequently the shares held by ICICI Limited would now be held by ICICI Bank Limited. At present ICICI Limited holds 99.92% of the share capital of the Company, which will be held by ICICI Bank Limited post merger.

PUBLIC DEPOSITS

During the year, the Company has not accepted any deposit under Section 58A of the Companies Act, 1956.

DIRECTORS

In terms of the provisions of the Articles of Association of the Company, Lalita D. Gupte will retire by rotation at the ensuing Annual General Meeting of the Company and being eligible, offers herself for re-appointment.

AUDITORS

The Auditors, M/s. N. M. Raiji & Co., Chartered Accountants, Mumbai, will retire at the ensuing Annual General Meeting. The Board at its Meeting held on April 23, 2002 has proposed their re-appointment as Auditors of the Company for the financial year 2002-2003. You are requested to consider their re-appointment.

FOREIGN EXCHANGE EARNING AND EXPENDITURE

During the financial year 2001-2002, expenditure in foreign currencies amounted to Rs. 6.79 million and earnings in foreign currencies amounted to Rs. 0.19 million.

PERSONNEL AND OTHER MATTERS

As required by the provisions of Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, as amended, the names and other particulars of the employees are set out in the annexure to the Directors' Report.

Since the Company does not own any manufacturing facility, the disclosure of information relating to conservation of energy and technology absorption to be disclosed in terms of Section 217 (1) (e) of the Companies Act, 1956 read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, are not applicable and hence not given.

CORPORATE PHILOSOPHY AND COMPLIANCE

The Company firmly believes that corporate governance and compliance practices are of paramount importance in order to maintain the trust and confidence of the stakeholders, clients, the good reputation of the Company and the unquestioned integrity of all personnel involved in the Company. To ensure transparency, fairness and objectivity in an organisation's functioning, the Company has proactively adopted best practices with regard to corporate governance and compliance, which are ahead of regulatory requirements. The Company's policy on compliance with external regulatory requirements is backed by stringent internal policies and principles to ensure, inter alia, priority to clients' interest over proprietary interest, maintenance of confidentiality of client information and prevention of insider trading.

AUDIT COMMITTEE

Pursuant to Section 292A of the Companies (Amendment) Act, 2000, the Company has a committee of the Board as Audit Committee comprising of S. Mukherji as Chairman and Kalpana Morparia and Devdatt Shah as members. During the year, the Committee met twice to review the half-yearly and annual accounts, to discuss the audit findings and recommendations of the internal and statutory auditors and to review the internal control systems of the Company.

HUMAN RESOURCES

A team of 143 people comprising of enthusiastic and talented professionals spread over four locations is the biggest contributor to the success of the Company.

Knowledge organisations constantly compete in two markets: the market for key customers and the market for key employees. The Company has developed this dual perspective and understands how it affects corporate profitability.

With a work environment that combines intellectual challenge, empowerment and freedom, the Company attracts and retains the best talent in the industry.

The Company continuously endeavours to raise the levels of competency and capabilities of its people by providing the necessary learning inputs through a variety of training programs, workshops, and seminars.

Critical intangible factors like image, know-how, personal chemistry and individual competence are valued and strategies are designed to manage them.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors confirm:

1. that in preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanations relating to material departures;
2. that the Directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;
3. that the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities, and;
4. that the Directors had prepared the annual accounts on a going concern basis.

ACKNOWLEDGEMENTS

Your Directors thank the clients for the confidence in the Company, which has enabled the Company to reach new heights.

Your Directors thank the Company's bankers, lenders, the Government of India, the Securities and Exchange Board of India, the Reserve Bank of India and other statutory authorities for their continued support to the Company.

Your Directors would like to express their gratitude for the unstinted support and guidance received from ICICI Limited and other group companies and its shareholders.

Your Directors would also like to express their sincere thanks and appreciation to all the employees for their commendable teamwork, professionalism and contribution during the year.

For and on behalf of the Board

K.V. KAMATH
Chairman

Mumbai, April 23, 2002

auditors' report

to the members of ICICI Securities and Finance Company Limited

We have audited the attached Balance Sheet of ICICI SECURITIES AND FINANCE COMPANY LIMITED as at March 31, 2002 and the annexed Profit and Loss Account for the year ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

(1) As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 issued by the Company Law Board in terms of Section 227(4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order to the extent applicable to the Company.

(2) Further to our comments in the Annexure referred to in paragraph (1) above:

(a) we have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purpose of our audit;

(b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of the books;

(c) the Balance Sheet and Profit and Loss Account dealt with by this Report are in agreement with the books of account of the Company;

(d) in our opinion, the Balance Sheet and Profit and Loss Account dealt with by this report are in compliance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956 and are in agreement with the books of account;

(e) On the basis of written representations received from the directors, we report that none of the directors is disqualified as on March 31, 2002 from being appointed as a Director u/s 274(1)(g) of the Companies Act, 1956.

(f) in our opinion, to the best of our information and according to the explanations given to us, the said accounts read with the notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view:

(i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2002; and

(ii) in the case of the Profit and Loss Account, of the Profit for the year ended on that date.

For N. M. RAIJI & CO.
Chartered Accountants

J. M. GANDHI
Partner

Mumbai, April 23, 2002

annexure

to the auditors' report

1. The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets. Fixed Assets, other than assets given on lease, have been physically verified by the management during the year. No material discrepancies were noticed on such verification.
2. None of the fixed assets have been revalued during the year.
3. The securities held as stock-in-trade and in custody of the Company have been physically verified by the management at reasonable intervals. For securities with the custodian and depository participants, statements from them have been obtained on a regular basis.
4. The procedures of physical verification of securities followed by the management are reasonable and adequate in relation to the size of the Company.
5. No material discrepancies have been noticed on physical reconciliation of stock in custody of the Company, and with the custodian and depository participants as compared to the book stock.
6. In our opinion, the valuation of stock-in-trade is fair and proper in accordance with the normally accepted accounting principles and is on the same basis as in the preceding year.
7. The Company has taken loans from the Companies listed in the register maintained under Section 301 of the Companies Act, 1956. The rate of interest and other terms and conditions of such loans are, prima facie, not prejudicial to the interest of the Company. The Company has not taken any loans, secured or unsecured, from companies under the same management as defined under Section 370(1B) of the Companies Act, 1956.
8. The Company has granted loans to the Companies listed in the register maintained under Section 301 of the Companies Act, 1956. The rate of interest and other terms and conditions of such loans are, prima facie, not prejudicial to the interest of the Company. The Company has not granted any loans, secured or unsecured, to the companies under the same management as defined under Section 370(1B) of the Companies Act, 1956.
9. Certain loans and advances are treated as Non-Performing Assets, for which provision has been made as per the policy followed by the Company. Except for such Non-Performing Assets, the parties to whom loans or advances in the nature of loans have been given by the Company are generally repaying the principal amounts as stipulated and are regular in the payment of interest.
10. The Company has an adequate internal control procedure commensurate with the size of the Company and the nature of its business in respect of purchase of assets and purchase and sale of securities.
11. In our opinion, and according to the information and explanations given to us, services provided and purchase and sale of securities in pursuance of contracts or arrangements listed in the register maintained under Section 301 of the Companies Act, 1956 and aggregating during the year to Rs. 50,000 or more in respect of each party, have been made at prices which are reasonable, having regard to the prevailing market prices for such services/securities and nature of transactions.
12. The Company being a "Non-Banking Financial Company" (NBFC), Section 58A of the Companies Act, 1956 is not applicable to the Company. In our opinion and according to the information and explanations given to us, the Company has complied with the directives issued by Reserve Bank of India for NBFCs.
13. In our opinion, the Company has an internal audit system commensurate with the size of the Company and nature of its business.
14. As per the records of the Company, during the year provident fund dues have been regularly deposited with the appropriate authorities. As informed to us, the Employees' State Insurance Act is not applicable to the Company.
15. As per the records of the Company and according to the information and explanations given to us, no undisputed amounts payable in respect of income tax, wealth tax, sales tax, customs duty and excise duty were outstanding as at March 31, 2002 for a period of more than six months from the date they became payable.
16. During the course of our examination of the books of account and according to the information and explanations given to us, no personal expenses of employees or Directors have been charged to revenue account, other than those payable under contractual obligations or in accordance with generally accepted business practice.
17. The Company is not an industrial company and hence the provisions of the Sick Industrial Companies (Special Provisions) Act, 1985 is not applicable to the Company.
18. In respect of services activities:
    (a) the system of allocating man-hours utilised to the relative jobs, is not yet formalised;
    (b) there is a reasonable system of authorisation at proper levels and adequate system of internal control commensurate with the size of the Company and nature of its business.
19. In respect of the loans and advances granted on the basis of security by way of pledge of shares, debentures and other securities, the Company has maintained adequate documents and records.
20. Proper records have been maintained for the transactions relating to trading in shares, securities, debentures and other investments and entries therein have been made generally on a timely basis. Investments are held in the name of the Company. Securities held by the Company as "Stock-in-trade" are generally sent for transfer in the name of the Company unless they are held with the intention of selling prior to transfer. All securities are held in the name of the Company.

For N. M. RAIJI & CO.
Chartered Accountants

J. M. GANDHI
Partner

Mumbai, April 23, 2002

balance sheet

as at March 31, 2002

	Schedule	(Rs. in '000s)		March 31, 2001
SOURCES OF FUNDS				
1. Shareholders' Funds				
A. Share Capital	A	2,030,030		2,030,030
B. Reserves and Surplus	B	1,161,850		701,510
			3,191,880	2,731,540
2. Loan Funds				
A. Secured Loans	C		11,258,300	4,552,400
B. Unsecured Loans	D		6,077,220	8,365,440
			20,527,400	15,649,380
APPLICATION OF FUNDS				
1. Fixed Assets	E			
Gross Block		218,470		222,210
Less: Depreciation		111,390		109,150
		107,080		113,060
Capital Work-in-Progress		70		—
Net Block			107,150	113,060
2. Investments	F		526,430	514,080
3. Deferred Tax Asset			7,200	—
4. Current Assets, Loans and Advances				
A. Current Assets -				
(a) Interest Accrued	G	679,620		331,530
(b) Securities held as Stock-in-Trade	H	18,859,430		11,327,330
(c) Sundry Debtors	I	26,490		625,580
(d) Cash and Bank Balances	J	13,420		15,600
B. Loans and Advances	K	2,293,990		4,407,270
		21,872,950		16,707,310
Less: **Current Liabilities and Provisions:**	L			
A. Current Liabilities		295,740		525,180
B. Provisions		1,690,590		1,203,350
Net Current Assets			19,886,620	14,978,780
5. Miscellaneous Expenditure (To the extent not written off or adjusted)				
Deferred Revenue Expenditure			—	43,460
			20,527,400	15,649,380

Notes forming part of the Accounts and Accounting Policies T

profit and loss account

for the year ended March 31, 2002

	Schedule	(Rs. in '000s)		March 31, 2001
Income from Operations				
(a) Income from Services	M	100,120		259,130
(b) Interest Income	N	1,669,060		2,101,090
(c) Profit/(Loss) on Securities	O	1,615,410		617,790
(d) Other Income	P	403,460		66,270
			3,788,050	3,044,280
Less: Operating Expenditure				
(a) Financial Charges and Operating Expenses	Q	1,349,200		1,735,070
(b) Depreciation – On Assets leased out		—		34,680
			1,349,200	1,769,750
			2,438,850	1,274,530
Expenditure				
Less: Administrative Expenditure				
(a) Payments to and Provisions for Employees	R	228,510		111,030
(b) Establishment and other Expenses	S	320,730		241,440
(c) Depreciation – On other owned Assets		13,440		14,060
			562,680	366,530
Profit Before Taxation			1,876,170	908,000
Less: Provision for Taxation (Including tax for earlier years Rs. 84,680 thousand)			617,680	370,000
Deferred Tax Adjustment			(20,420)	—
Profit After Taxation			1,278,910	538,000
Brought forward from previous years			51,030	9,070
Amount available for appropriations			1,329,940	547,070
Transfer to Special Reserve			255,780	107,600
Transfer to General Reserve			127,890	26,900
Interim Dividend			730,810	304,500
Tax on Dividend			74,540	57,040
Balance carried to Balance Sheet			140,920	51,030

Notes forming part of the Accounts and Accounting Policies T

Per our Report attached
For N.M. RAIJI & CO.
Chartered Accountants

J.M. GANDHI
Partner

Mumbai, April 23, 2002

ABHIJEET GUIN
Vice President & Head - Financials

POYNI BHATT
Senior Vice President & Company Secretary

For and on behalf of the Board

K.V. KAMATH
Chairman

LALITA D. GUPTE
Director

DEVDATT SHAH
Managing Director & CEO

	(Rs. in '000s)	March 31, 2001
A. SHARE CAPITAL		
Authorized:		
500,000,000 Equity Shares of Rs.10 each	5,000,000	5,000,000
Issued, Subscribed and Paid Up:		
203,002,800 Equity Shares of Rs.10 each	2,030,030	2,030,030

Notes :

1. Of the above, 202,833,200 (2001 - 202,833,200) Equity Shares of Rs.10 each are held by ICICI Limited - (the Holding Company) and its nominees.
2. As per the scheme of Amalgamation approved by the High Courts, the Holding Company ICICI Limited is being merged with ICICI Bank. However, the effective date of merger will be crystalised on getting approval from Reserve Bank of India. If the merger is effective before March 31, 2002, ICICI Bank will be the Holding Company instead of ICICI Limited

B. RESERVES AND SURPLUS (Rs. in '000s)

	Balance as on April 1, 2001	Additions/Transfers during the year	Deductions/Transfers during the year	Balance as on March 31, 2002	Balance as on March 31, 2001
Share Premium Account	112,800	—	—	112,800	112,800
Deferred Tax Credit Reserve	15,210	—	(15,210)	—	15,210
General Reserve	259,120	129,880	—	389,000	259,120
Special Reserve (maintained under Section 45 IC of the RBI Act, 1935)	263,350	255,780	—	519,130	263,350
Profit and Loss Account	51,030			140,920	51,030
Total	701,510			1,161,850	701,510

C. SECURED LOANS		
Borrowings from Reserve Bank of India (Secured by Government Securities of face value Rs. 11,271,500 thousand; Previous year Rs. 4,821,100 thousand)	10,663,900	4,552,400
Repo Borrowings (Secured by Underlying Security)	594,400	—
Total	11,258,300	4,552,400
D. UNSECURED LOANS		
Short Term Loans	1,368,500	2,130,360
Term Loans from Institutions issued as Tier III Capital	500,000	500,000
Inter-Corporate Borrowings	625,000	2,861,580
Money at Call and Short Notice		
– From Banks	830,000	323,000
– From Others	10,000	1,960,300
Commercial Paper Borrowings	1,527,580	590,200
Floating Rate Debenture (Redeemable at par by May 2002)	768,000	—
8.50% Debentures 2002 (Redeemable at par by April 2002)	100,000	—
7.95% Debentures 2002 (Redeemable at par by April 2002)	5,640	—
8.15% Debentures 2002 (Redeemable at par by April 2002)	45,000	—
7.86% Debentures 2002 (Redeemable at par by April 2002)	250,000	—
8.45% Debentures 2002 (Redeemable at par by April 2002)	47,500	—
Total	6,077,220	8,365,440

Unsecured loans include an amount of Rs. 500,000 thousand (previous year Rs. 500,000 thousand) from ICICI Limited - the holding company.

E. FIXED ASSETS **(Rs. in '000s)**

	Gross Block (at Cost)				Accumulated Depreciation			Net Block	
	April 1, 2001	**Additions**	**Sale/Adj.**	**March 31, 2002**	**Additions**	**Sale/Adj.**	**March 31, 2002**	**March 31, 2002**	*March 31, 2001*
Freehold Land	*57,230*	—	—	**57,230**	—	—	—	**57,230**	*57,230*
Building	*10,050*	—	—	**10,050**	**410**	—	**2,320**	**7,730**	*8,140*
Improvements to Leasehold Property	*20,500*	—	—	**20,500**	**2,480**	—	**15,520**	**4,980**	*7,460*
Plant and Machinery / Electrical Installation	*14,660*	**10**	**8,690**	**5,980**	**930**	**5,420**	**3,460**	**2,520**	*6,710*
Office Equipment	*28,610*	**4,870**	**5,870**	**27,610**	**2,100**	**3,910**	**13,410**	**14,200**	*13,390*
Computers	*68,290*	**5,460**	**440**	**73,310**	**5,830**	**350**	**61,530**	**11,780**	*12,240*
Furniture and Fixtures	*19,300*	**2,940**	**1,210**	**21,030**	**1,390**	**850**	**13,200**	**7,830**	*6,640*
Vehicles	*3,570*	—	**810**	**2,750**	**300**	**670**	**1,950**	**810**	*1,250*
Total	*222,210*	**13,280**	**17,020**	**218,470**	**13,440**	**11,200**	**111,390**	**107,080**	*113,060*
Previous Year	*224,220*	*9,650*	*11,660*	*222,210*	*14,060*	*9,480*	*109,150*	*113,060*	

F. INVESTMENTS - LONG TERM
(At Cost, Quoted unless otherwise stated) **(Rs. in '000s)**

Name of the Company	Quantity in thousands	Face Value per Unit (Rs.)	**March 31, 2002**	*March 31, 2001*
Equity Shares - Unquoted and fully paid-up				
ICICI Properties Limited	Nil (0.1)	—	—	—
ICICI Real Estate Company Limited	Nil (0.0)	—	—	—
ICICI Realty Limited	Nil (1.0)	—	—	*10*
In Equity Shares of Subsidiary Company Unquoted and fully paid-up				
– ICICI Brokerage Services Limited	4,501 (4,501)	10	**45,010**	*45,010*
– ICICI Securities Holding Inc.	1,100 (1,100)	*	**50,610**	*50,610*
Bonds				
Nirma Limited 2001	Nil (1,600)	100	—	*143,310*
ICICI Limited 2002	500 (Nil)	100	**430,810**	—
IDBI Limited 2001	Nil (500)	100	—	*46,500*
IDBI Limited 2001	Nil (1,000)	100	—	*95,540*
IDBI Limited 2002	Nil (1,500)	100	—	*133,100*
Total			**526,430**	*514,080*

Notes:

1. The aggregate cost and market value of the quoted Investments as at March 31, 2002 is Rs. 430,810 thousand and Rs. 430,800 thousand respectively (previous year - Rs. 418,450 thousand and Rs. 447,420 thousand respectively).
2. The aggregate cost of unquoted Investments as at March 31, 2002 is Rs. 95,620 thousand (previous year - Rs. 95,620 thousand).

* Face value of USD 1.00 per unit.

G. INTEREST ACCRUED

	(Rs. in '000s)	*March 31, 2001*
On Investments	**40,330**	*14,620*
On Stock-in-Trade	**611,330**	*315,310*
On Loans and Advances	**27,960**	*1,600*
Total	**679,620**	*331,530*

	Total Face Value (in Rupees thousands)	(Rs. in '000s)	March 31, 2001
H. SECURITIES HELD AS STOCK-IN-TRADE :			
(at lower of cost or market value)			
(Quoted unless otherwise stated)			
Government of India Securities and Deemed Government of India Securities			
8.25% Government of India 2005	30 (9,000)	**30**	8,410
9.39% Government of India 2011	926,500 (Nil)	**1,027,030**	—
9.40% Government of India 2012	150,000 (Nil)	**167,100**	—
9.50% Government of India 2008	Nil (100,000)	—	96,500
9.81% Government of India 2013	1,300,000 (Nil)	**1,483,950**	—
9.85% Government of India 2015	1,335,000 (Nil)	**1,538,590**	—
9.90% Government of India 2005	150,000 (Nil)	**162,450**	—
10.18% Government of India 2026	175,000 (Nil)	**206,760**	—
10.20% Government of India 2005	Nil (20)	—	20
10.25% Government of India 2021	197,600 (Nil)	**233,460**	—
10.70% Government of India 2020	Nil (1,900)	—	1,860
10.71% Government of India 2016	600,000 (Nil)	**727,800**	—
10.85% Government of India 2001	Nil (250,000)	—	250,000
10.95% Government of India 2011	Nil (513,500)	—	522,490
11.00% Government of India 2002	100 (Nil)	**100**	—
11.00% Government of India 2006	130,900 (Nil)	**150,210**	—
11.03% Government of India 2012	Nil (198,770)	—	201,750
11.10% Government of India 2003	2,209,780 (100,825)	**2,305,910**	103,590
11.15% Government of India 2002	800 (350,000)	**810**	356,130
11.19% Government of India 2005	50,000 (Nil)	**56,430**	—
11.30% Government of India 2010	Nil (454,800)	—	477,540
11.40% Government of India 2008	800,000 (340,300)	**967,200**	360,720
11.43% Government of India 2015	Nil (828,610)	—	843,110
11.50% Government of India 2004	Nil (250,000)	—	261,250
11.50% Government of India 2011	2,150,000 (Nil)	**2,690,730**	—
11.50% Government of India 2011	Nil (100,000)	—	104,250
11.55% Government of India 2001	Nil (500,000)	—	500,000
11.55% Government of India 2002	Nil (92,500)	—	94,580
11.68% Government of India 2002	Nil (250,000)	—	255,000
11.75% Government of India 2001	Nil (271,100)	—	271,640
11.78% Government of India 2003	39,300 (Nil)	**41,850**	—
11.99% Government of India 2009	1,050,000 (Nil)	**1,302,000**	—
12.25% Government of India 2008	Nil (153,550)	—	165,830
12.25% Government of India 2010	Nil (411,780)	—	444,720
12.29% Government of India 2010	Nil (950,000)	—	1,026,000
12.50% Government of India 2004	960,000 (Nil)	**1,060,800**	—
12.60% Government of India 2018	Nil (43,000)	—	47,520
12.69% Government of India 2002	Nil (200,000)	—	204,500
13.80% Government of India 2002	24,810 (Nil)	**25,080**	—
10.82% Government of Karnataka 2011	Nil (986)	—	970
11.57% Government of Karnataka 2010	Nil (470)	—	470
11.75% Government of Kerala 2010	Nil (23,000)	—	23,370
12.00% Government of Maharashtra 2011	Nil (6,640)	—	6,800
		14,148,290	6,629,020
Treasury Bills			
91 Day Treasury Bills 18-06-2001	Nil (11,225)	—	10,980
182 Day Treasury Bills 07-06-2001	Nil (9,475)	—	9,040
182 Day Treasury Bills 13-09-2001	Nil (13,800)	—	13,190
364 Day Treasury Bills 07-02-2002	Nil (13,625)	—	12,440
		—	45,650
Zero Coupon Bonds			
ICICI Limited 2001	Nil (70,000)	—	63,270
ICICI Limited 2001	Nil (100,000)	—	94,300
		—	157,570
Fixed Rate Bonds			
8.90% Neyveli Lignite Corporation Limited 2009	100,000 (Nil)	**98,420**	—
9.20% Powergrid Corporation Limited 2006	50,000 (Nil)	**49,760**	—
9.25% Power Finance Corporation Limited 2012	334,700 (Nil)	**331,340**	—
9.70% Canara Bank 2007	5,000 (Nil)	**5,030**	—
9.70% Powergrid Corporation Limited 2006	50,000 (Nil)	**50,000**	—
9.70% Powergrid Corporation Limited 2007	50,000 (Nil)	**50,000**	—
9.70% Powergrid Corporation Limited 2008	50,000 (Nil)	**50,000**	—
9.70% Powergrid Corporation Limited 2009	50,000 (Nil)	**50,000**	—

	Total Face Value (in Rupees thousands)	(Rs. in '000s)	March 31, 2001
9.70% Powergrid Corporation Limited 2010	50,000 (Nil)	**49,980**	—
9.70% Powergrid Corporation Limited 2011	50,000 (Nil)	**49,540**	—
9.70% Powergrid Corporation Limited 2012	50,000 (Nil)	**49,040**	—
9.70% Powergrid Corporation Limited 2013	50,000 (Nil)	**48,680**	—
9.70% Powergrid Corporation Limited 2014	50,000 (Nil)	**47,630**	—
9.70% Powergrid Corporation Limited 2015	50,000 (Nil)	**47,200**	—
9.70% Powergrid Corporation Limited 2016	50,000 (Nil)	**46,750**	—
9.70% Powergrid Corporation Limited 2017	50,000 (Nil)	**46,140**	—
9.90% Bharat Petroleum Corporation Limited 2008	150,000 (Nil)	**152,880**	—
9.95% Bharat Petroleum Corporation Limited 2008	200,000 (Nil)	**204,160**	—
10.00% HUDCO 2012	90,000 (Nil)	**87,300**	—
10.00% National Thermal Power Corp Limited 2007	36,600 (Nil)	**36,600**	—
10.00% National Thermal Power Corp Limited 2008	36,600 (Nil)	**36,600**	—
10.00% National Thermal Power Corp Limited 2009	30,000 (Nil)	**30,000**	—
10.00% Steel Authority of India Limited 2003	80,000 (Nil)	**79,900**	—
10.40% Bharat Sanchar Nigam Limited 2006	50,000 (Nil)	**51,080**	—
10.80% Infrastructure Development 2006	50,000 (Nil)	**52,440**	—
10.80% State Bank of India 2005	Nil (350,000)	—	345,350
11.10% IRFC 2006	Nil (150,000)	—	147,930
11.35% Central Bank of India 2005	Nil (40,000)	—	38,880
11.55% State Bank of India 2006	100,000 (Nil)	**106,880**	—
11.75% ICICI Limited 2002	5,100 (10,000)	**4,460**	9,730
11.90% Export Import Bank of India 2004	Nil (50,000)	—	51,010
11.90% State Bank of India 2008	Nil (50,000)	—	50,140
11.95% Bank of India 2007	Nil (11,100)	—	11,100
12.00% Bharat Petroleum Corporation Limited 2006	150,000 (Nil)	**159,940**	—
12.00% HUDCO 2011	Nil (32,400)	—	32,400
12.00% HUDCO 2011	Nil (150,000)	—	150,000
12.00% ICICI Limited 2005	Nil (50,000)	—	50,040
12.00% IDBI Limited 2002	Nil (50,000)	—	50,300
12.00% IDBI Limited 2002	Nil (50,000)	—	50,440
12.00% IDBI Limited 2003	Nil (50,000)	—	50,210
12.00% Punjab National Bank 2007	Nil (30,000)	—	30,320
12.75% ICICI Limited 21-01-2003	Nil (100,000)	—	102,060
13.00% ICICI Limited 2001	Nil (20,000)	—	19,670
13.00% IDBI Limited 2004	Nil (50,000)	—	51,880
13.00% Larsen & Toubro Limited 2002	Nil (50,000)	—	50,950
13.00% Punjab & Sind Bank 2003	Nil (10,000)	—	10,040
13.25% ICICI Limited 2002	Nil (100,000)	—	102,820
13.50% Nirma Limited 2001	Nil (50,000)	—	50,740
13.60% ICICI Limited 2001	Nil (30,000)	—	30,220
13.75% ICICI Limited 2003	50,000 (Nil)	**52,780**	—
13.75% ICICI Limited 2003	50,000 (Nil)	**52,460**	—
14.00% IDBI Limited 2005	Nil (50,000)	—	50,000
14.20% Bank of India 2006	Nil (95,100)	—	103,340
14.25% IRFC 2004	Nil (226,195)	—	235,220
14.30% Bank of Baroda 2009	Nil (146,500)	—	163,960
14.35% ICICI Limited 2002	Nil (100,000)	—	103,100
14.50% National Aluminium Co Limited 2005	Nil (20,000)	—	20,000
14.80% IDBI Limited 2003	Nil (50,000)	—	53,110
15.50% ICICI Limited 2002	Nil (100,000)	—	105,160
15.50% TVS Suzuki Limited 2004	Nil (40,000)	—	42,910
16.00% ICICI Limited 2003	Nil (100,000)	—	112,630
16.00% ICICI Limited 2003	Nil (70,000)	—	78,670
16.00% ICICI Limited 2003	Nil (50,000)	—	58,420
16.00% ICICI Limited 2003	150,000 (150,000)	**166,510**	168,660
16.00% ICICI Limited 2003	Nil (50,000)	—	56,200
16.00% ICICI Limited 2003	50,000 (50,000)	**55,600**	56,280
16.00% IFCI Limited 2001	Nil (5,000)	—	5,000
16.25% ICICI Limited 2002	Nil (38,920)	—	40,420
16.50% IRFC 2003	Nil (50,000)	—	51,180
		2,399,100	2,990,490
Debentures			
8.34% BSES Limited 2007	250,000 (Nil)	**242,800**	—
8.85% Grasim Industries Limited 2008	150,000 (Nil)	**147,080**	—
9.00% LIC Housing Finance Limited 2007	50,000 (Nil)	**49,020**	—
9.25% LIC Housing Finance Limited 2009	50,000 (Nil)	**48,340**	—
9.60% Gujarat Ambuja Cements Limited 2008	100,000 (Nil)	**98,340**	—
9.60% Reliance Industries Limited 2006	50,000 (Nil)	**49,940**	—
9.70% Grasim Industries Limited 2008	100,000 (Nil)	**101,080**	—
9.75% Hindalco Industries Limited 2008	250,000 (Nil)	**254,770**	—

		(Rs. in '000s)	
9.75% ICICI Bank Limited 2007	100,000 (Nil)	**98,020**	—
9.90% Reliance Industries Limited 2006	50,000 (Nil)	**50,530**	—
10.10% Grasim Industries Limited 2006	50,000 (Nil)	**51,200**	—
10.75% Grasim Industries Limited 2005	50,000 (Nil)	**52,210**	—
10.85% Indian Rayon & Industries Limited 2006	Nil (50,000)	**—**	48,610
10.85% Reliance Industries Limited 2005	Nil (50,000)	**—**	49,130
10.90% Reliance Industries Limited 2004	Nil (100,000)	**—**	98,990
11.15% GE Capital Services India Limited 2001	Nil (100,000)	**—**	99,810
11.22% Hindalco Industries Limited 2008	250,000 (50,000)	**265,930**	49,560
11.25% Lakshmi General Finance Limited 2003	Nil (50,000)	**—**	49,370
11.30% HDFC Limited 2003	Nil (50,000)	**—**	49,940
11.45% HDFC Limited 2006	Nil (50,000)	**—**	49,760
11.65% Nirma Limited 2001	Nil (50,000)	**—**	50,140
11.75% EID Parry 2006	Nil (50,000)	**—**	49,950
11.75% GESCO 2001	Nil (10,000)	**—**	10,040
11.75% GESCO 2002	10,000 (10,000)	**10,050**	10,050
11.75% GESCO 2003	10,000 (10,000)	**10,050**	10,050
11.75% GESCO 2004	10,000 (10,000)	**10,050**	10,050
11.75% GESCO 2005	10,000 (10,000)	**10,050**	10,050
11.75% GESCO 2006	10,000 (10,000)	**10,050**	10,050
12.00% Indian Hotels 2005	Nil (50,000)	**—**	50,790
12.10% Reliance Industries Limited 2005	Nil (100,000)	**—**	101,820
13.00% Reliance Petro Limited 2004	50,000 (Nil)	**53,810**	—
13.20% Indian Rayon & Industries Limited 2003	50,000 (Nil)	**53,120**	—
13.50% Prism Cement Limited 2004	1,553 (2,329)	**870**	1,640
14.50% Larsen & Toubro Limited 2002	Nil (50,000)	**—**	51,960
15.5625% Indian Petrochemical Corporation Limited 2002	Nil (100)	**—**	30
17.00% Kesoram Industries Limited 2001	Nil (20,000)	**—**	3,260
		1,667,320	865,050
Debentures (Unquoted)			
10.00% Rama Newsprint & Papers Limited 2004	90,835 (122,751)	**79,080**	87,232
12.50% Arvind Mills Limited 2000	4,092 (4,092)	**3,690**	3,690
15.00% Pal Peugeot Limited 2004	16,160 (16,160)	**12,170**	12,168
17.50% Grapco Granites Limited 1998	20,000 (20,000)	**18,250**	18,245
17.50% Grapco Granites Limited 2000	15,000 (15,000)	**13,100**	13,101
17.50% Grapco Mining Limited 1995	10,000 (10,000)	**9,310**	9,310
18.00% Parasrampuria Synthetics Limited 1999	20,000 (20,000)	**17,620**	17,624
19.50% Grapco Granites Limited 1998	20,000 (20,000)	**18,920**	18,923
20.00% Das Lagerwey 1996	30,000 (30,000)	**30,000**	30,000
20.00% Veena Textiles Limited 1996	15,000 (15,000)	**14,300**	14,500
22.00% GTV Spinners Limited 1996	4,529 (4,529)	**4,480**	4,282
		220,920	229,074
Equity			
Bharat Forge Limited	1,500 (1,500)	**16,020**	12,290
Bharat Forge Utilities Limited	750 (Nil)	**—**	—
Bhushan Steel Limited	7,828 (7,828)	**12,130**	14,560
Biochem Synergy Limited	635 (635)	**—**	—
Eveready Industries India Limited	5,059 (5,059)	**5,520**	10,320
Hughes Tele.Com (India) Limited	121,782 (124,541)	**85,250**	105,860
India Containers Limited	934 (934)	**—**	—
Indian Seamless Metaltube Limited	1,000 (1,000)	**1,040**	1,170
Inland Printers Limited	7,992 (7,992)	**—**	1,200
Jocil Ind Limited	2,371 (2,371)	**—**	11,380
Kallam Spinning Mills Limited	4,634 (4,634)	**—**	810
Nucent Finance Limited	1 (1)	**—**	—
Parakaram Technofab Limited	1,910 (1,910)	**—**	190
Parasrampuria Synthetics Limited	1,246 (1,246)	**10**	10
Parasrampuria Synthetics Limited	905 (905)	**—**	70
Rama Newsprint Limited	10 (10)	**—**	10
Shri Renuga Textiles Limited	1,000 (1,000)	**—**	3,100
South Indian Bank Limited	3,081 (3,808)	**13,250**	8,030
Sun Pharmaceutical Industries Limited	19 (19)	**90**	90
Sunshield Chemicals Limited	2 (2)	**—**	—
Tata Investment Corp Limited	768 (768)	**6,590**	6,530
Unipon Industries Limited	2,177 (2,177)	**—**	480
Usha Beltron Limited	625 (625)	**3,340**	3,850
Usha Martin Infotech Limited	625 (625)	**1,250**	1,440
Vickers System Limited	1 (1)	**—**	—
		144,490	181,390

		(Rs. in '000s)	
Equity – Unquoted			
Aldrich Pharmaceuticals Limited	2,400 (2,400)	**—**	—
Hiralal Print Works Limited	1,935 (1,935)	**—**	—
IAEC Industries Limited	1,500 (1,500)	**—**	—
Mahindra Sona Limited	1,158 (1,158)	**—**	1,160
MIL Industries Limited	350 (350)	**—**	210
Orissa Lamp Limited	7,215 (7,215)	**—**	—
Ring Plus Aqua Limited	2,258 (2,258)	**—**	3,840
		—	5,210
Units			
Grindlays Super Saver Income Fund-Growth	Nil (137,741)	**—**	150,000
Sun F&C Money Value Fund Growth	Nil (76,453)	**—**	100,000
HDFC Liquid Fund Dividend Option	500,017 (Nil)	**500,230**	—
Templeton India Income Fund Growth Plan	Nil (60,976)	**—**	100,000
Zurich Ind High Interest Fund Reg Growth	Nil (62,854)	**—**	100,000
		500,230	450,000
Total		**19,080,350**	11,553,454
Less : Provision against Non-performing Assets / Bad debts written off		**220,920**	226,120
Grand Total		**18,859,430**	11,327,334

Notes :

1. Certain Debentures which have defaulted for payment on maturity date have been written off. However, the same have been continued to be disclosed as Stock-in-trade to reflect existence of the claim on the Issuer/ Seller.
2. The aggregate carrying value and market value of quoted securities as at March 31, 2002 is Rs. 18,359,190 thousand and Rs. 18,369,490 thousand respectively (previous year -Rs. 10,869,170 thousand and Rs. 10,882,110 thousand respectively).

I. SUNDRY DEBTORS (Unsecured):

	(Rs. in '000s)	March 31, 2001
(A) Receivables outstanding for a period exceeding six months		
Considered Doubtful	**3,240**	*2,100*
(B) Other Receivables		
Considered Good	**26,490**	*625,580*
	29,730	*627,680*
Less: Provision for Doubtful Debts	**3,240**	*2,100*
Total	**26,490**	*625,580*

* Debtors include an amount of Rs. 1,880 thousand respectively receivable from Subsidiary Companies (Previous year – Nil)

J. CASH AND BANK BALANCES

Cash and Cheques on hand	**90**	*140*
In Current Accounts with Scheduled Banks	**3,550**	*9,690*
In Current Accounts with Reserve Bank of India	**9,780**	*5,770*
Total	**13,420**	*15,600*

K. LOANS AND ADVANCES

(Unsecured and considered good, unless otherwise stated)

(A) Loans		
Inter-corporate Deposits*	**—**	*10,000*
Call Money Lent	**—**	*2,457,500*
Total (A)	**—**	*2,467,500*
(B) Advances		
(Recoverable in Cash or in Kind or for value to be received)		
Advance Income and Other Tax	**1,809,110**	*1,316,140*
Security Deposit for Leased Premises	**227,980**	*318,880*
Other Advances and Deposits *	**59,490**	*54,750*
Application Money for Securities	**200,000**	*250,000*
	2,296,580	*1,939,770*
Less : Provision for Doubtful Advances	**2,590**	*—*
Total (B)	**2,293,990**	*1,939,770*
Total (A)+(B)	**2,293,990**	*4,407,270*

* Advances include an amount of Rs. 4,410 thousand respectively receivable from Subsidiary Companies (Previous year Rs. 3,070 thousand)

L. CURRENT LIABILITIES AND PROVISIONS

	(Rs. in '000s)	March 31, 2001
(A) Current Liabilities		
Interest Accrued but not due	77,320	126,230
Sundry Creditors	61,450	268,640
Sundry Creditors for Expenses	46,510	26,410
Other Liabilities	110,300	103,820
Unclaimed Dividends	160	80
Total (A)	295,740	525,180
(B) Provisions		
Income and Other Taxes	1,680,840	1,184,650
Retirement Benefits	9,750	18,700
Total (B)	1,690,590	1,203,350

M. INCOME FROM SERVICES

	(Rs. in '000s)	March 31, 2001
Issue Management Fees	9,300	28,640
Financial Advisory Services	21,210	52,250
Syndication Fees	41,840	60,850
Underwriting Commission	2,530	9,930
Brokerage and Commission	25,240	107,460
Total	100,120	259,130

N. INTEREST INCOME

	(Rs. in '000s)	March 31, 2001
Interest on Securities		
– Stock-in-Trade	1,325,540	1,265,810
Income on Discounted Instruments		
– Investments	104,830	25,510
– Stock-in-Trade	55,760	205,490
Interest on Repo and Call Lendings	85,320	365,500
Interest on Inter-Corporate Deposits	41,230	174,680
Interest on Deposits for Leased Premises	41,750	54,340
Interest on Other Loans and Advances	14,630	9,760
Total	1,669,060	2,101,090

O. PROFIT/(LOSS) ON SECURITIES

		(Rs. in '000s)		March 31, 2001
Profit on Sale of Investments		2,520		1,330
Profit on Commercial Papers and Certificates of Deposit		—		570
Profit on Stock-in-Trade				
Sale of Securities	546,669,210		266,096,190	
Less: Purchases	552,583,210		261,538,520	
	(5,914,000)		4,557,670	
Add/Less: Increase/(Decrease) in Closing Stock	7,526,890		(3,941,780)	
Profit on Stock-in-trade		1,612,890		615,890
Total		1,615,410		617,790

P. OTHER INCOME

		(Rs. in '000s)	March 31, 2001
Lease Rentals	—		40,610
Less: Lease Equalization	—		7,510
		—	33,100
Dividend Income		335,450	22,050
Recovery against Bad Debts written off		31,920	20,040
Miscellaneous Income		1,430	1,100
Net Gain/(Loss) from Swaps/FRAs		34,660	(10,020)
Total		403,460	66,270

Q. FINANCIAL CHARGES AND OPERATING EXPENSES

		(Rs. in '000s)	March 31, 2001
Interest on Fixed Rate Loans and Debentures		799,250	716,040
Interest on Borrowings from Reserve Bank of India		111,340	333,840
Interest on Repo and Call Borrowings		361,340	559,810
Procurement Expenses		32,450	82,960
Guarantee Commission		—	210
Rating Agency Fees		3,680	2,360
Brokerage and Stamp Duty		29,560	18,040
Bank Charges		2,610	2,640
Sub-Underwriting Commission		—	3,310
Transaction Charges		460	—
Custodial Services		750	1,570
Doubtful Debts written off / provided	10,598		31,220
Less: Opening Provision	2,838		18,630
		7,760	12,590
Lease Syndication Fees		—	1,700
Total		1,349,200	1,735,070

R. PAYMENTS TO AND PROVISIONS FOR EMPLOYEES

	(Rs. in '000s)	March 31, 2001
Salaries, Wages and Incentive	215,580	102,230
Contribution to Provident and other Funds	6,810	5,900
Staff Welfare Expenses	6,120	2,900
Total	228,510	111,030

S. ESTABLISHMENT AND OTHER EXPENSES

	(Rs. in '000s)	March 31, 2001
Rent and Amenities	150,280	141,170
Insurance	1,050	2,200
Travelling, Conveyance and Motor Car Expenses	29,000	22,480
Repairs, Maintenance and Upkeep	18,740	11,870
Rates and Taxes	570	390
Electricity Expenses	8,900	5,220
Communication Expenses	12,760	11,140
Printing and Stationery	4,200	3,980
Loss on Sale of Fixed Assets	5,450	1,190
Deferred Revenue Expenditure Written Off	43,460	14,490
Subscription and Periodicals	10,960	8,850
Professional Fees	9,030	1,100
Advertisement Expenses	3,230	4,610
Auditors' Remuneration	690	790
Miscellaneous Expenses	22,410	11,960
Total	320,730	241,440

T. NOTES FORMING PART OF THE ACCOUNTS AND ACCOUNTING POLICIES

1. **Significant Accounting Policies:**

(i) **Method of Accounting**

The accounts are prepared in accordance with accounting principles generally accepted in India. The Company follows accrual method of accounting.

(ii) **Revenue Recognition**

In case of non-fund based activities such as issue management, loan syndication, financial advisory services etc., the revenue is recognised based on the stage of completion of assignments and the bills raised for the recovery of fees.

Interest income is accounted on an accrual basis except that no interest income is recognized on Non Performing /Doubtful assets, considering prudential norms for income recognition issued by Reserve Bank of India for Non-Banking Financial Companies. Interest income on such assets is recognised when the amount is received and appropriated towards interest.

Lease transactions are treated as a finance lease and lease rental income is recognised on the basis of "Guidance Note on Accounting for Leases" issued by The Institute of Chartered Accountants of India for such transactions.

(iii) **Stock-in-trade and Investments**

(a) The securities acquired with the intention of short-term holding and trading positions are considered as stock-in-trade and shown as current assets. Other securities acquired with the intention of long-term holding are considered as 'Investments'.

(b) In respect of investments, brokerage and stamp duty payable are considered to arrive at the cost. However, in respect of securities held as stock-in-trade, brokerage and stamp duty are written off as revenue expenditure. Commission earned in respect of securities held as stock-in-trade and investments acquired from the primary market and on devolvement is adjusted from the cost of acquisition.

(c) The securities held as stock-in-trade under current assets are valued at cost or market/fair value, whichever is lower. In case of investments transferred to Stock-in-trade, carrying amount on the date of transfer is considered as cost. In case of unquoted shares fair value is taken at break-up value of shares as per the latest audited Balance Sheet of the concerned company. In case of debt instruments, fair value is worked out on the basis of yield to maturity rate selected considering quotes where available and credit profile of the issuer.

(d) The investments are shown in Balance Sheet at cost. In case of quoted investments, provision for diminution in value of investments is made, if such diminution is of a permanent nature in the opinion of management.

(iv) **Interest Rate Swaps (IRS)/ Forward Rate Agreements (FRA)**

Assets and liabilities in respect of notional principal amount of IRS and FRA is nullified. Gains or losses in respect of interest rate swaps are accounted on due dates as per the terms of the contract and the net amount is shown in the Profit and Loss Account.

(v) **Repurchase and Resale Transactions (Repo)**

As a Primary Dealer, Reserve Bank of India has permitted the Company to enter into Repo transactions. Such transactions are treated as secured borrowing/lending transactions and accordingly disclosed in the financial statements. The difference between purchase and sale consideration is treated as interest and is accounted as income or expenditure, as the case may be, over the period of the contract.

(vi) **Zero Coupon Instruments**

The difference between the acquisition price and maturity value of zero coupon instruments are treated as interest and is recognised as income over the remaining life of the instrument.

(vii) **Fixed Assets and Depreciation**

Fixed assets are stated at historical cost.

Expenditure incurred on plumbing, flooring and other civil works at leased premises prior to its occupation by the company have been capitalized as "Improvement to Leasehold Property".

Depreciation on value of improvements to leasehold property is provided on straight line method at the rate determined, considering the period of lease or at the rate prescribed in Schedule XIV of the Companies Act, 1956, whichever is higher.

Depreciation on fixed assets other than the leased assets and improvement to leasehold property is provided on written down value method at the rate prescribed in Schedule XIV of the Companies Act, 1956. Additionally, an asset whose written down value falls below Rs. 5,000 is fully depreciated for the remaining balance.

(viii) **Deferred Tax**

The tax effects of significant temporary differences are reflected through a Deferred Tax Asset /Liability, which has been reflected in the Balance Sheet and the corresponding effect of the same is given in the Profit and Loss Account.

(ix) **Provision for Doubtful Loans and Advances**

The policy of provisioning against Non Performing Loans and Advances has been decided by the management considering prudential norms issued by the Reserve Bank of India for Non Banking Financial Companies except that amounts recovered subsequent to the Balance Sheet date have not been considered for provisioning. As per the policy adopted, the provision against sub standard assets are fixed on a conservative basis, taking into account management's perception of the higher risk associated with the business of the company. Certain Non Performing Loans and Advances are considered as loss assets and full provision has been made against such assets.

(x) **Miscellaneous Expenditure**

Lease rentals and other revenue expenditure incurred on leased premises prior to occupation of the premises are amortized over the balance period of the lease, starting from the date of occupation of leased premises. The management has decided to charge off the balance in Deferred Revenue Expenditure as of March 31, 2002 and not carry it forward further.

(xi) **Foreign Currency Transactions**

Expenses and income are recorded at the exchange rate prevailing on the date of transaction. Assets and liabilities at the Balance Sheet date are restated at the exchange rate prevailing on the Balance Sheet date. Exchange differences arising on settlement of the transaction and on account of restatement of assets and liabilities are dealt with in the Profit and Loss Account.

(xii) **Retirement Benefits**

Provident Fund contribution is paid to the Provident Fund Commissioners' fund while gratuity is covered under schemes with Life Insurance Corporation (LIC) and yearly contribution is made to LIC. Liability for leave encashment is estimated by the management and provided for.

2. **Deferred Tax**

In compliance with Accounting Standard 22 (Accounting for Taxes on Income), the Company has worked out deferred tax liability as at April 1, 2001 amounting to Rs. 13,220 thousand. This Liability has been created out of deferred tax credit reserve as on March 31, 2001. As a result of this, the balance in deferred tax credit reserve of Rs. 1,990 thousand is transferred to General Reserve. Further for the current year deferred tax liability is fully reversed and a deferred tax asset is created to the extent of Rs. 7,200 thousand. As a result the profit after tax is higher to the extent of Rs. 20,420 thousand.

The break-up of deferred tax assets into major components is as follows:

	(Rs. in '000s)
Deferred Tax Assets	
Depreciation	3,570
Provision for Debtors NPA and Advances	3,500
Preliminary Expenses	130
	7,200

3. **Contingent Liabilities**

(a) Income tax and interest tax matters disputed by the Company Rs. Nil (Previous year – Rs. 90,610 thousand).

(b) Outstanding counter guarantees for subsidiary company as at March 31, 2002 is Rs. 43,500 thousand (Previous year – Rs. 158,500 thousand).

4. The management has decided to charge off the balance of Deferred Revenue Expenditure as of March 31, 2002. On account of this, Deferred Revenue Expenditure Written Off is higher by Rs. 28,970 thousand and the profit for the year is lower to that extent.

5. Commercial Paper issued of face value Rs. 250,000 thousand re-purchased by the company has been kept for re-issue (Previous year – Nil).

6. Notional Principal outstanding on account of Swaps Rs. 50,550,000 thousand (previous year- Rs. 15,700,000 thousand).

(Rs. in '000s)

		2001-2002	*2000-2001*
7.	**Auditors' Remuneration**		
	(a) Audit Fees	590	*370*
	(b) Tax Audit and Certification Fees	90	*420*
	(c) Out of pocket expenses	10	—
		690	*790*
8.	Expenditure in foreign currency (Travelling and Other expenses)	6,790	*6,030*
9.	Earnings in foreign currency (Fees towards Advisory Services)	190	*4,610*

10. **QUANTITATIVE DETAILS OF SECURITIES HELD AS STOCK IN TRADE**

(a) **OPENING AND CLOSING STOCK**

Category	Opening Stock		Closing Stock	
	Face Value (Rs. in '000s)	Value (Rs. in '000s)	Face Value (Rs. in '000s)	Value (Rs. in '000s)
Government securities	6,400,751 (10,001,884)	6,629,020 (10,206,900)	12,249,820 (6,400,751)	14,148,290 (6,629,020)
Treasury bills	48,125 (2,119,775)	45,650 (1,982,180)	— (48,125)	— (45,650)
Equity shares	186,406 (74,494)	186,600 (142,910)	183,670 (186,406)	144,490 (186,600)
Debentures	1,160,737 (825,108)	1,094,120 (743,900)	1,898,721 (1,160,737)	1,888,240 (1,094,120)
Others	3,388,238 (2,577,125)	3,598,060 (2,419,340)	2,877,917 (3,050,215)	2,899,330 (3,598,060)
Total	**11,184,257** **(15,598,386)**	**11,553,450** **(15,495,230)**	**17,210,128** **(10,846,234)**	**19,080,340** **(11,553,450)**

(b) **PURCHASES AND SALES**

Category	Purchases		Sales	
	Face Value (Rs. in '000s)	Value (Rs. in '000s)	Face Value (Rs. in '000s)	Value (Rs. in '000s)
Government Securities	430,686,605 (196,819,427)	471,857,440 (202,584,410)	424,837,536 (200,420,560)	466,088,120 (206,687,630)
Treasury bills	45,570,300 (43,195,325)	43,529,670 (40,665,530)	45,618,425 (45,266,975)	43,594,170 (42,629,500)
Equity shares	750 (150,699)	10 (191,140)	3,486 (38,787)	5,540 (92,770)
Debentures	12,050,000 (5,824,092)	12,501,850 (5,845,960)	11,312,016 (5,488,463)	11,752,130 (5,525,200)
Others	23,164,560 (8,954,875)	24,694,240 (12,251,480)	23,674,881 (8,481,785)	25,229,250 (11,161,090)
Total	**511,472,215** **(254,944,418)**	**552,583,210** **(261,538,520)**	**505,446,344** **(259,696,570)**	**546,669,210** **(268,096,190)**

Note : Figures in parenthesis pertain to previous year.

11. **Related Party Disclosures**

The Company being a finance company the transactions in the normal course of business have not been disclosed. The following are the details of transactions with related parties: -

(Rs. in '000s)

Name of the related Party	Type of Transactions	Amount
ICICI Limited – The Holding Company	Establishment Expenses Dividend paid Procurement Expenses	13,440 730,200 5,990
ICICI Bank Limited – – Refer Note 2, Schedule A	Procurement Expenses Fee Income	2,190 610
ICICI Infotech Services Limited – Subsidiary of ICICI Limited	Establishment Expenses	7,360
ICICI Brokerage Services Limited – Subsidiary Company	Brokerage Expenses	100
ICICI Securities Inc. – Subsidiary Company	Fee Income	1,840
ICICI Prudential Life Insurance Co. Limited – Subsidiary of ICICI Limited	Fee Income	100
ICICI Capital Services Limited – Subsidiary of ICICI Limited	Fee Income	120

In addition to the above there are no related party transactions with ICICI Securities Holdings Inc, which is a subsidiary of the Company.

12. For the purpose of comparison, figures for the previous year have been given, which have been regrouped/reclassified wherever necessary.

Signatures to Schedules A to T

Per our Report attached
For N.M. RAIJI & CO.
Chartered Accountants

J.M. GANDHI
Partner

Mumbai, April 23, 2002

For and on behalf of the Board

K.V. KAMATH
Chairman

LALITA D. GUPTE
Director

ABHIJEET GUIN
Vice President & Head - Financials

POYNI BHATT
Senior Vice President & Company Secretary

DEVDATT SHAH
Managing Director & CEO

Statement pursuant to Part IV, Schedule VI to the Companies Act, 1956
Balance Sheet Abstract and Company's General Business Profile

1. Registration Details

Registration No. 52238 State Code 55

Balance Sheet Date 31 (Date) 03 (Month) 2002 (Year)

2. Capital Raised during the Year

(Amount in Rupees thousand)

Public Issue	NIL
Bonus Issue	NIL
Rights Issue	NIL
Private Placement	NIL

3. Position of Mobilisation and Deployment of Funds

(Amount in Rupees thousand)

Total Liabilities and Shareholders' Funds	20527400
Total Assets	20527400
Sources of Funds	
Paid-up Capital	2030030
Reserves and Surplus	1161850
Secured Loans	11258300
Unsecured Loans	6077220
Application of Funds	
Fixed Assets	107150
Investments	526430
Net Current Assets	19886620
Miscellaneous Expenditure	NIL

4. Performance of the Company

(Amount in Rupees thousand)

Turnover	3788050
Total Expenditure	1911880
Profit before Tax	1876170
Profit after Tax	1278910
Earnings per Share in Rupees	6.30
Dividend Rate %	36%

5. Generic Names of Three Principal Services of the Company

(As per monetary terms)

Item Code No. : Not Applicable

Product Description : Securities Investment and Trading
Investment Banking activities and Corporate Finance

For and on behalf of the Board

K.V. KAMATH
Chairman

LALITA D. GUPTE
Director

ABHIJEET GUIN
Vice President & Head - Financials

POYNI BHATT
Senior Vice President & Company Secretary

DEVDATT SHAH
Managing Director & CEO

Mumbai, April 23, 2002

cash flow statement

ICICI Securities for year ended March 31, 2002 I-SEC

(Rs. in '000s)

			March 31, 2002	March 31, 2001
A.	**Cash Flow From Operating Activities**			
	Profit Before Tax	1,876,170		908,000
	– (Profit)/Loss on Sale of Fixed Assets	5,450		1,190
	– Depreciation	13,440		41,230
	– Deferred Revenue Expenses Written off	43,460		14,480
	– Provision for Wealth Tax	100		100
	– Bad and Doubtful Debts (Net)	7,760		12,590
	Operating Profit before Changes in Operating Assets and Liabilities		1,946,380	977,590
	Adjustments for net change in Operating Assets and Liabilities			
	– Current Assets excluding Cash and Cash equivalents	(7,281,110)		3,563,290
	– Loans and advances relating to Operations	2,606,250		2,364,990
	– Current Liabilities relating to Operations	(246,150)		112,500
			(4,921,010)	6,040,780
	Cash generated from Operations		(2,974,630)	7,018,370
	Payment of Taxes		(568,680)	(394,430)
	Net Cash from Operating Activities		(3,543,310)	6,623,950
B.	**Cash Flow From Investment Activities**			
	– Acquisition of Equity Investments in Subsidiary Companies		—	50,610
	– Purchase of Investments		(12,350)	(335,060)
	– Purchase of Fixed Assets	(13,350)	—	(9,650)
	– Sale of Fixed Assets	370	(12,970)	1,000
	Net cash used in Investment Activities		(25,320)	(293,100)
C.	**Cash Flow From Financing Activities**			
	– Borrowings (net of repayments)		3,201,540	(5,890,310)
	– Proceeds from Issue of Debentures		1,216,140	(100,000)
	– Payment of Dividends (including Dividend Tax)		(851,230)	(338,000)
			3,566,450	(6,328,310)
	Net Cash used in Financing Activities			
	Net Change in Cash and Cash Equivalents		(2,180)	2,540
	Cash and Cash Equivalents at the beginning of the Year		15,600	13,060
	Cash and Cash Equivalents at the end of the Year		13,420	15,600

Per our Report attached
For N.M. RAIJI & CO.
Chartered Accountants

J.M. GANDHI
Partner

Mumbai, April 23, 2002

ABHIJEET GUIN
Vice President & Head - Financials

POYNI BHATT
Senior Vice President & Company Secretary

For and on behalf of the Board

K.V. KAMATH
Chairman

LALITA D. GUPTE
Director

DEVDATT SHAH
Managing Director & CEO

statement pursuant to section 212

of the Companies Act, 1956, relating to subsidiary companies

(Rs. in '000s)

Sr. No.	Name of the Subsidiary Company	ICICI Brokerage Services Limited	ICICI Securities Holdings Inc.	ICICI Securities Inc.
1.	The financial year of the Subsidiary Company ended on	March 31, 2002	March 31, 2002	March 31, 2002
2.	(a) Number of Equity Shares held by ICICI Securities and Finance Company Limited and/or its nominees in the Subsidiary as on March 31, 2002	4,500,700 Equity Shares of Rs. 10 each Fully Paid-up	1,100,000 Equity Shares of US$ 1.00 per unit Fully Paid up	1,050,000 Equity Shares of US $ 1.00 per unit Fully Paid up held by ICICI Securities Holdings Inc.
	(b) Extent of interest of ICICI Securities and Finance Company Limited in the capital of the Subsidiary	100%	100%	100%
3.	Net aggregate amount of Profits/Losses of the Subsidiary so far as it concerns the Members of ICICI Securities and Finance Company Limited is not dealt with in the Accounts of ICICI Securities and Finance Company Limited			
	(a) Profits of the Subsidiary for the financial year ended on March 31, 2002	10,990	180	(14,190)
	(b) Profits for the previous financial years of the Subsidiary since it became a subsidiary of ICICI Securities and Finance Company Limited	78,240	(9,440)	(3,380)
4.	Net aggregate amount of Profits/Losses of the Subsidiary so far as dealt with or provisions made for those losses in the Accounts of ICICI Securities and Finance Company Limited			
	(a) Profits of the Subsidiary for the financial year ended on March 31, 2002	Nil	Nil	Nil
	(b) Profits for the previous financial years of the Subsidiary since it became a subsidiary of ICICI Securities and Finance Company Limited	2,250	Nil	Nil

For and on behalf of the Board

K.V. KAMATH
Chairman

LALITA D. GUPTE
Director

ABHIJEET GUIN
Vice President & Head - Financials

POYNI BHATT
Senior Vice-President & Company Secretary

DEVDATT SHAH
Managing Director & CEO

Mumbai, April 23, 2002

auditors' report

to the members of ICICI Securities and Finance Company Limited

We have audited the attached consolidated Balance Sheet of ICICI SECURITIES AND FINANCE COMPANY LIMITED and subsidiaries (group) as at March 31, 2002 and the annexed Profit and Loss Account for the year ended on that date.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We further report that:

(a) We have obtained all the information and explanations, which to the best of our knowledge and belief, were necessary for the purpose of our audit;

(b) The Consolidation has been carried out as per Accounting Standard – 21 Consolidated Financial Statements issued by the Institute of the Chartered Accountants of India. This being the first year of the Consolidation, previous year figures are not provided by the Company.

(c) In our opinion and to the best of our information and according to the explanations given to us, the said accounts read with the notes thereon, give a true and fair view:

(i) in the case of the Balance Sheet, of the state of affairs of the Group as at March 31, 2002; and

(ii) in the case of the Profit and Loss Account, of the Profit of the Group for the year ended on that date.

For N.M. RAIJI & CO.
Chartered Accountants

J.M. GANDHI
Partner

Date: April 23, 2002

balance sheet

as at March 31, 2002

(Rs. in '000s)

	Schedule		March 31, 2002
SOURCES OF FUNDS			
1. Shareholders' Funds			
A. Share Capital	A	2,030,030	
B. Reserves and Surplus	B	1,225,700	
			3,255,730
2. Loan Funds			
A. Secured Loans	C		11,258,300
B. Unsecured Loans	D		6,077,220
			20,591,250
APPLICATION OF FUNDS			
1. Fixed Assets	E		
Gross Block		233,590	
Less: Depreciation		117,430	
		116,160	
Capital Work-in-Progress		70	
Net Block			116,230
2. Investments	F		430,810
3. Deferred Tax Asset			6,100
4. Current Assets, Loans and Advances			
A. Current Assets			
(a) Interest Accrued	G	682,460	
(b) Securities held as Stock-in-Trade	H	18,859,430	
(c) Sundry Debtors	I	60,220	
(d) Cash and Bank Balances	J	118,800	
B. Loans and Advances	K	2,395,990	
		22,116,900	
Less : **Current Liabilities and Provisions:**	L		
A. Current Liabilities		333,310	
B. Provisions		1,745,480	
NET CURRENT ASSETS			20,038,110
			20,591,250
Notes forming part of the Accounts and Accounting Policies	T		

profit and loss account

for the year ended March 31, 2002

(Rs. in '000s)

	Schedule		March 31, 2002
INCOME FROM OPERATIONS			
(a) Income from Services	M	192,840	
(b) Interest Income	N	1,675,890	
(c) Profit / (Loss) on Securities	O	1,614,940	
(d) Other Income	P	405,150	
			3,888,820
Less : Operating Expenditure			
(a) Financial Charges and Operating Expenses	Q		1,413,690
			2,475,130
EXPENDITURE			
Less: Administrative Expenditure			
(a) Payments to and Provisions for Employees	R	239,420	
(b) Establishment Expenses	S	341,710	
(c) Depreciation - On other owned Assets		15,330	
			596,460
Profit Before Taxation			1,878,670
Less: Provision for Taxation (Including tax for earlier years Rs. 84,680 thousand)			622,980
Deferred Tax Adjustment			(20,190)
Profit After Taxation			1,275,880
Brought forward from previous years			116,050
Amount available for appropriations			1,391,930
Transfer to Special Reserve			255,780
Transfer to General Reserve			127,890
Interim Dividend			730,810
Tax on Dividend			74,540
Balance carried to Balance Sheet			202,910
Notes forming part of the Accounts and Accounting Policies	T		

Per our Report attached
For N.M. RAIJI & CO.
Chartered Accountants

J.M. GANDHI
Partner

Mumbai, April 23, 2002

ABHIJEET GUIN
Vice President & Head - Financials

POYNI BHATT
Senior Vice President & Company Secretary

For and on behalf of the Board

K.V. KAMATH
Chairman

LALITA D. GUPTE
Director

DEVDATT SHAH
Managing Director & CEO

	(Rs. in '000s) March 31, 2002
SCHEDULE "A" – SHARE CAPITAL :	
Authorised:	
50,00,00,000 Equity Shares of Rs. 10 each	5,000,000
Issued:	
20,30,02,800 Equity Shares of Rs. 10 each	2,030,030
Subscribed and Paid Up:	
20,30,02,800 Equity Shares of Rs. 10 each	2,030,030

Notes :

1. Of the above, 20,28,33,200 Equity Shares of Rs.10 each are held by ICICI Limited (the holding company) and its nominees.
2. As per the scheme of Amalgamation approved by the High Courts, the Holding Company ICICI Limited is being merged with ICICI Bank. However, the effective date of merger will be crystallised on getting approval from the Reserve Bank of India.

   If the merger is effective before March 31, 2002, ICICI Bank will be the holding company instead of ICICI Limited

SCHEDULE "B" – RESERVES AND SURPLUS:

(Rs. in thousand)

	Balance as on April 1, 2001	Additions/ transfer during the Year	Deductions/ transfers during the Year	Balance as on March 31, 2002
Share Premium Account	112,800	—	—	112,800
Deferred Tax Credit Reserve	15,210	—	(15,210)	—
General Reserve	259,120	129,880	—	389,000
Special Reserve (maintained under Section 45 IC of the RBI Act, 1935)	263,350	255,780	—	519,130
Translation Reserve	—	—	—	1,860
Profit and Loss Account	116,050			202,920
Total	766,530			1,225,710

	(Rs. in '000s) March 31, 2002
SCHEDULE "C" - SECURED LOANS:	
Borrowings from Reserve Bank of India (Secured by Government Securities of face value Rs.11,271,500 thousand)	10,663,900
Repo Borrowings (Secured by Underlying Security)	594,400
Total	11,258,300

	(Rs. in '000s) March 31, 2002
SCHEDULE "D" - UNSECURED LOANS:	
Short Term Loans	1,368,500
Term Loans from Institutions issued as Tier III Capital	500,000
Inter-Corporate Borrowings	625,000
Money at Call and Short Notice	
– From Banks	830,000
– From Others	10,000
Commercial Paper Borrowings	1,527,580
Floating Rate Debenture (Redeemable at par by May 2002)	768,000
8.50% Debentures 2002 (Redeemable at par by April 2002)	100,000
7.95% Debentures 2002 (Redeemable at par by April 2002)	5,640
8.15% Debentures 2002 (Redeemable at par by April 2002)	45,000
7.86% Debentures 2002 (Redeemable at par by April 2002)	250,000
8.45% Debentures 2002 (Redeemable at par by April 2002)	47,500
Total	6,077,220

Unsecured loans include an amount of Rs. 500,000 thousand from ICICI Limited - the holding company.

SCHEDULE "E" – FIXED ASSETS:

(Rs. in '000s)

	Gross Block (at Cost)				Accumulated Depreciation			Net Block
	April 1, 2001	Additions	Sale/Adj	Mar 31, 2002	Additions	Sale/Adj	Mar 31, 2002	Mar 31, 2002
Freehold Land	57,230	—	—	57,230	—	—	—	57,230
Building	10,050	—	—	10,050	410	—	2,320	7,730
Improvements to Leasehold Property	21,530	—	—	21,530	2,610	—	16,290	5,240
Plant and Machinery/Electrical Installation	14,660	10	8,690	5,980	930	5,420	3,460	2,520
Office Equipment	29,970	5,000	5,880	29,090	2,280	3,910	14,170	14,920
Computers	69,390	6,670	440	75,620	6,390	350	62,950	12,670
Furniture and Fixtures	19,300	3,240	1,210	21,330	1,410	850	13,220	8,110
Vehicles	3,570	—	810	2,760	300	670	1,950	810
BSE Membership Rights	10,000	—	—	10,000	1,000	—	3,070	6,930
Total	235,700	14,920	17,030	233,590	15,330	11,200	117,430	116,160

SCHEDULE "F" – INVESTMENTS - LONG TERM: (AT COST, QUOTED UNLESS OTHERWISE STATED)

(Rs. in '000s)

Name of the Company	Quantity in thousands	Face Value per unit (Rs.)	March 31, 2002
Bonds			
ICICI Limited 2002	500 (Nil)	100	430,810
Total			430,810

Notes :

1. The aggregate cost and market value of the quoted Investments as at March 31, 2002 is Rs. 430,810 thousand and Rs. 430,800 thousand respectively.

(Rs. in '000s)

	March 31, 2002
SCHEDULE "G" – INTEREST ACCRUED:	
On Investments	40,330
On Stock-in-Trade	611,330
On Loans and Advances	30,800
Total	**682,460**

SCHEDULE "H" – SECURITIES HELD AS STOCK IN TRADE

(Rs. in '000s)

(at lower of cost or market value) (Quoted unless otherwise stated)	Total Face Value (in Rupees thousands)	March 31, 2002
Government of India Securities and Deemed Government of India Securities		
8.25% Government of India 2005	30	30
9.39% Government of India 2011	926,500	1,027,030
9.40% Government of India 2012	150,000	167,100
9.81% Government of India 2013	1,300,000	1,483,950
9.85% Government of India 2015	1,335,000	1,538,590
9.90% Government of India 2005	150,000	162,450
10.18% Government of India 2026	175,000	206,760
10.25% Government of India 2021	197,600	233,460
10.71% Government of India 2016	600,000	727,800
11.00% Government of India 2002	100	100
11.00% Government of India 2006	130,900	150,210
11.10% Government of India 2003	2,209,780	2,305,910
11.15% Government of India 2002	800	810
11.19% Government of India 2005	50,000	56,430
11.40% Government of India 2008	800,000	967,200
11.50% Government of India 2011	2,150,000	2,690,730
11.78% Government of India 2003	39,300	41,850
11.99% Government of India 2009	1,050,000	1,302,000
12.50% Government of India 2004	960,000	1,060,800
13.80% Government of India 2002	24,810	25,080
		14,148,290
Fixed Rate Bonds		
8.90% Neyveli Lignite Corporation Limited 2009	100,000	98,420
9.20% Powergrid Corporation Limited 2006	50,000	49,760
9.25% Power Finance Corporation Limited 2012	334,700	331,340
9.70% Canara Bank 2007	5,000	5,030
9.70% Powergrid Corporation Limited 2006	50,000	50,000
9.70% Powergrid Corporation Limited 2007	50,000	50,000
9.70% Powergrid Corporation Limited 2008	50,000	50,000
9.70% Powergrid Corporation Limited 2009	50,000	50,000
9.70% Powergrid Corporation Limited 2010	50,000	49,980
9.70% Powergrid Corporation Limited 2011	50,000	49,540
9.70% Powergrid Corporation Limited 2012	50,000	49,040
9.70% Powergrid Corporation Limited 2013	50,000	48,680
9.70% Powergrid Corporation Limited 2014	50,000	47,630
9.70% Powergrid Corporation Limited 2015	50,000	47,200
9.70% Powergrid Corporation Limited 2016	50,000	46,750
9.70% Powergrid Corporation Limited 2017	50,000	46,140
9.90% Bharat Petroleum Corporation Limited 2008	150,000	152,880
9.95% Bharat Petroleum Corporation Limited 2008	200,000	204,160
10.00% HUDCO 2012	90,000	87,300
10.00% National Thermal Power Corp Limited 2007	36,600	36,600
10.00% National Thermal Power Corp Limited 2008	36,600	36,600
10.00% National Thermal Power Corp Limited 2009	30,000	30,000
10.00% Steel Authority of India Limited 2003	80,000	79,900
10.40% Bharat Sanchar Nigam Limited 2006	50,000	51,080
10.80% Infrastructure Development 2006	50,000	52,440
11.55% State Bank of India 2006	100,000	106,880
11.75% ICICI Limited 2002	5,100	4,460
12.00% Bharat Petroleum Corporation Limited 2006	150,000	159,940
13.75% ICICI Limited 2003	50,000	52,780
13.75% ICICI Limited 2003	50,000	52,460
16.00% ICICI Limited 2003	150,000	166,510
16.00% ICICI Limited 2003	50,000	55,600
		2,399,100
Debentures		
8.34% BSES Limited 2007	250,000	242,800
8.85% Grasim Industries Limited 2008	150,000	147,090
9.00% LIC Housing Finance Limited 2007	50,000	49,020
9.25% LIC Housing Finance Limited 2009	50,000	48,340
9.60% Gujarat Ambuja Cements Limited 2008	100,000	98,340
9.60% Reliance Industries Limited 2006	50,000	49,940
9.70% Grasim Industries Limited 2008	100,000	101,080
9.75% Hindalco Industries Limited 2008	250,000	254,770
9.75% ICICI Bank Limited 2007	100,000	98,020
9.90% Reliance Industries Limited 2006	50,000	50,530
10.10% Grasim Industries Limited 2006	50,000	51,200
10.75% Grasim Industries Limited 2005	50,000	52,210
11.22% Hindalco Industries Limited 2008	250,000	265,930
11.75% GESCO 2002	10,000	10,050
11.75% GESCO 2003	10,000	10,050
11.75% GESCO 2004	10,000	10,050
11.75% GESCO 2005	10,000	10,050
11.75% GESCO 2006	10,000	10,050
13.00% Reliance Petro Limited 2004	50,000	53,810
13.20% Indian Rayon & Industries Limited 2003	50,000	53,120
13.50% Prism Cement Limited 2004	1,553	870
		1,667,320
Debentures (Unquoted)		
10.00% Rama Newsprint & Papers Limited 2004	90,835	79,080
12.50% Arvind Mills Limited 2000	4,092	3,690
15.00% Pal Peugot Limited 2004	16,160	12,170
17.50% Grapco Granites Limited 1998	20,000	18,250
17.50% Grapco Granites Limited 2000	15,000	13,100
17.50% Grapco Mining Limited 1995	10,000	9,310
18.00% Parasrampuria Synthetics Limited 1999	20,000	17,620
19.50% Grapco Granites Limited 1998	20,000	18,920
20.00% Das Lagerwey 1996	30,000	30,000
20.00% Veena Textiles Limited 1996	15,000	14,300
22.00% GTV Spinners Limited 1996	4,529	4,480
		220,920
Equity		
Bharat Forge Limited	1,500	16,020
Bharat Forge Utilities Limited	750	—
Bhushan Steel Limited	7,828	12,130
Biochem Synergy Limited	635	—
Eveready Industries India Limited	5,059	5,520
Hughes Tele.Com (India) Limited	121,782	85,250
India Containers Limited	934	—
Indian Seamless Metaltube Limited	1,000	1,040
Inland Printers Limited	7,992	—
Jocil Ind Limited	2,371	—
Kallam Spinning Mills Limited	4,634	—
Nucent Finance Limited	1	—
Parakaram Techcnofab Limited	1,910	—
Parasrampuria Synthetics Limited	1,246	10
Parasrampuria Synthetics Limited	905	—
Rama Newsprint Limited	10	—
Shri Renuga Textiles Limited	1,000	—
South Indian Bank Limited	3,081	13,250
Sun Pharmaceutical Industries Limited	19	90
Sunshield Chemicals Limited	2	—
Tata Investment Corp Limited	768	6,590
Unipon Industries Limited	2,177	—
Usha Beltron Limited	625	3,340
Usha Martin Infotech Limited	625	1,250
Vickers System Limited	1	—
		144,490
Equity – Unquoted		
Aldrich Pharmaceuticals Limited	2,400	—
Hiralal Print Works Limited	1,935	—
IAEC Industries Limited	1,500	—
Mahindra Sona Limited	1,158	—
MIL Industries Limited	350	—
Orissa Lamp Limited	7,215	—
Ring Plus Aqua Limited	2,258	—
		—
Units		
HDFC Liquid Fund Dividend Option	500,017	500,230
		500,230
Total		**19,080,350**
Less: Provision against Non-performing Assets / Bad debts written off		**220,920**
Grand Total		**18,859,430**

Notes:

1. Certain Debentures which have defaulted for payment on maturity date have been written off. However, the same have been continued to be disclosed as Stock-in-trade to reflect existence of the claim on the Issuer/ Seller.
2. The aggregate carrying value and market value of quoted securities as at March 31, 2002 is Rs. 18,359,190 thousand and Rs. 18,369,500 thousand respectively.

	(Rs. in '000s) March 31, 2002
SCHEDULE "I" – SUNDRY DEBTORS (Unsecured):	
(A) **Receivables outstanding for a period exceeding six months:**	
Considered Doubtful	3,240
(B) **Other Receivables:**	
Considered Good	60,220
	63,460
Less: Provision for Doubtful Debts	3,240
Total	60,220
SCHEDULE "J" – CASH AND BANK BALANCES:	
Cash and Cheques on hand	90
In Current Accounts with Scheduled Banks	27,040
In Current Accounts with Reserve Bank of India	9,780
Fixed Deposits with Scheduled Banks (Under Lien with Stock Exchanges)	81,890
Total	118,800
SCHEDULE "K" – LOANS AND ADVANCES:	
(Unsecured and considered good unless otherwise stated)	
(A) **Loans:**	
Commercial Paper	17,080
Total (A)	17,080
(B) **Advances:** (Recoverable in cash or in kind or for value to be received)	
Advance Income and Other Tax	1,875,890
Security Deposit for Leased Premises	228,080
Other Advances and Deposits	59,090
Application Money for Securities	200,000
Deposit with stock exchanges	18,440
	2,381,500
Less: Provision for Doubtful Advances	2,590
Total (B)	2,378,910
Total (A)+(B)	2,395,990
SCHEDULE "L" – CURRENT LIABILITIES AND PROVISIONS:	
(A) **Current Liabilities**	
Interest Accrued but not due	77,320
Sundry Creditors	94,490
Sundry Creditors for Expenses	50,620
Other Liabilities	110,720
Unclaimed Dividends	160
Total (A)	333,310
(B) **Provisions:**	
Income and Other Taxes	1,735,730
Retirement Benefits	9,750
Total (B)	1,745,480
SCHEDULE "M" – INCOME FROM SERVICES :	
Issue Management Fees	9,300
Financial Advisory Services	26,060
Syndication Fees	41,840
Underwriting Commission	2,530
Brokerage and Commission	113,110
Total	192,840

		(Rs. in '000s) March 31, 2002
SCHEDULE "N" – INTEREST INCOME:		
Interest on Securities – Stock in Trade		1,325,540
Income on Discounted Instruments		
– Investments		104,830
– Stock In Trade		55,760
Interest on Repo and Call Lendings		85,320
Interest on Inter-Corporate Deposits		40,930
Interest on Deposits for Leased Premises		48,020
Interest on Other Loans and Advances		15,490
Total		1,675,890
SCHEDULE "O" – PROFIT/(LOSS) ON SECURITIES:		
Profit on Sale of Investments		2,520
Sale of Securities	547,023,230	
Less: Purchases	552,937,680	
	(5,914,450)	
Add/Less: Increase/(Decrease) In Closing Stock	7,526,870	
Profit on Stock In Trade		1,612,420
Total		1,614,940
SCHEDULE "P" – OTHER INCOME:		
Dividend Income		337,090
Recovery against Bad Debts Written Off		31,920
Miscellaneous Income		1,480
Net Gain/(Loss) from Swaps		34,660
Total		405,150
SCHEDULE "Q" – FINANCIAL CHARGES AND OPERATING EXPENSES:		
Interest on Fixed Rate Loans and Debentures		800,820
Interest on Borrowings from Reserve Bank of India		111,340
Interest on Repo and Call Borrowings		361,340
Procurement Expenses		91,280
Guarantee Commission		650
Rating Agency Fees		3,680
Turnover Fees		800
Transaction Charges		1,220
Brokerage and Stamp Duty		30,910
Bank Charges		2,800
Custodial Services		1,090
Doubtful Debts Written off / Provided	10,600	
Less: Opening Provision	2,840	
		7,760
Total		1,413,690
SCHEDULE "R" – PAYMENTS TO AND PROVISIONS FOR EMPLOYEES:		
Salaries, Wages and Incentive		224,930
Contribution to Provident and other Funds		6,810
Staff Welfare Expenses		7,680
Total		239,420
SCHEDULE "S" – ESTABLISHMENT AND OTHER EXPENSES:		
Rent and Amenities		153,310
Insurance		1,850
Travelling, Conveyance and Motor Car Expenses		30,610
Repairs, Maintenance and Upkeep		19,460
Rates And Taxes		1,750
Electricity Expenses		8,900
Communication Expenses		14,340
Printing And Stationery		4,280
Loss on Sale of Fixed Assets		5,450
Deferred Revenue Expenditure Written Off		43,460
Subscription And Periodicals		11,250
Professional Fees		12,750
Advertisement Expenses		3,330
Auditors' Remuneration		2,340
Miscellaneous Expenses		23,620
Total		341,700

SCHEDULE "T": NOTES FORMING PART OF THE ACCOUNTS AND ACCOUNTING POLICIES:

1. **Significant Accounting Policies:**

(i) **Method of Accounting**

The accounts are prepared in accordance with accounting principles generally accepted in India. The Company follows accrual method of accounting.

(ii) **Revenue Recognition**

In case of non-fund based activities such as issue management, loan syndication, financial advisory services etc., the revenue is recognized based on the stage of completion of assignments and the bills raised for the recovery of fees.

Interest income is accounted on an accrual basis except that no interest income is recognised on Non Performing /Doubtful assets, considering prudential norms for income recognition issued by Reserve Bank of India for Non-Banking Financial Companies. Interest income on such assets is recognised when the amount is received and appropriated towards interest.

Income from Brokerage activities is recognised as income on the trade date of the transaction. Related expenditure incurred for procuring business is accounted for as procurement expenses.

(iii) **Stock-in-trade and Investments**

(a) The securities acquired with the intention of short-term holding and trading positions are considered as stock-in-trade and shown as current assets. Other securities acquired with the intention of long-term holding are considered as 'Investments'.

(b) In respect of investments, brokerage and stamp duty payable are considered to arrive at the cost. However, in respect of securities held as stock-in-trade, brokerage and stamp duty are written off as revenue expenditure. Commission earned in respect of securities held as stock-in-trade and investments acquired from the primary market and on devolvement is adjusted from the cost of acquisition.

(c) The securities held as stock-in-trade under current assets are valued at cost or market/fair value, whichever is lower. In case of investments transferred to Stock-in-trade, carrying amount on the date of transfer is considered as cost. In case of unquoted shares fair value is taken at break-up value of shares as per the latest audited balance sheet of the concerned company. In case of debt instruments, fair value is worked out on the basis of yield to maturity rate selected considering quotes where available and credit profile of the issuer.

(d) The Investments are shown in balance sheet at cost. In case of quoted investments, provision for diminution in value of investments is made, if such diminution is of a permanent nature in the opinion of management.

(iv) **Interest Rate Swaps (IRS)/ Forward Rate Agreements (FRA)**

Assets and liabilities in respect of notional principal amount of IRS and FRA is nullified. Gains or losses in respect of interest rate swaps are accounted on due dates as per the terms of the contract and the net amount is shown in the Profit and Loss account.

(v) **Repurchase and Resale Transactions (Repo)**

As a Primary Dealer, Reserve Bank of India has permitted the Company to enter into Repo transactions. Such transactions are treated as secured borrowing/lending transactions and accordingly disclosed in the financial statements. The difference between purchase and sale consideration is treated as interest and is accounted as income or expenditure, as the case may be, over the period of the contract.

(vi) **Zero Coupon Instruments**

The difference between the acquisition price and maturity value of zero coupon instruments are treated as interest and is recognised as income over the remaining life of the instrument.

(vii) **Fixed Assets and Depreciation**

Fixed assets are stated at historical cost.

Expenditure incurred on plumbing, flooring and other civil works at leased premises prior to its occupation by the company have been capitalized as "Improvement to Leasehold Property".

Depreciation on value of improvements to leasehold property is provided on straight line method at the rate determined, considering the period of lease or at the rate prescribed in Schedule XIV of the Companies Act, 1956, whichever is higher.

Depreciation on fixed assets other than the leased assets and improvement to leasehold property is provided on written down value method at the rate prescribed in Schedule XIV of the Companies Act, 1956. Additionally, an asset whose written down value falls below Rs. 5,000 is fully depreciated for the remaining balance.

(viii) **Deferred Tax**

The tax effects of significant temporary differences are reflected through a deferred tax Asset /Liability, which has been reflected in the Balance Sheet and the corresponding effect of the same is given in the Profit and Loss Account.

(ix) **Provision for Doubtful Loans and Advances**

The policy of provisioning against Non Performing Loans and Advances has been decided by the management considering prudential norms issued by the Reserve Bank of India for Non Banking Financial Companies except that amounts recovered subsequent to the Balance Sheet date have not been considered for provisioning. As per the policy adopted, the provision against sub standard assets are fixed on a conservative basis, taking into account management's perception of the higher risk associated with the business of the company. Certain Non Performing Loans and Advances are considered as loss assets and full provision has been made against such assets.

(x) **Miscellaneous Expenditure**

Lease rentals and other revenue expenditure incurred on leased premises prior to occupation of the premises are amortised over the balance period of the lease, starting from the date of occupation of leased premises. The management has decided to charge off the balance in Deferred Revenue Expenditure as of March 31, 2002 and not carry it forward further.

(xi) **Foreign Currency Transactions**

Expenses and income are recorded at the exchange rate prevailing on the date of transaction. Assets and liabilities at the Balance Sheet date are restated at the exchange rate prevailing on the Balance Sheet date. Exchange differences arising on settlement of the transaction and on account of restatement of assets and liabilities are dealt with in the Profit and Loss Account.

(xii) **Retirement Benefits**

Provident Fund contribution is paid to the Provident Fund Commissioners' fund while gratuity is covered under schemes with Life Insurance Corporation (LIC) and yearly contribution is made to LIC.

2. **Deferred Tax**

In compliance with Accounting Standard 22 (Accounting for Taxes on Income), the Company has worked out deferred tax liability as at April 1, 2001 amounting to Rs. 14,080 thousand. This Liability has been created out of deferred tax credit reserve as on March 31, 2001. As a result of this, the balance in deferred tax credit reserve of Rs. 1,990 thousand is transferred to General Reserve. Further for the current year deferred tax liability is fully reversed and a deferred tax asset is created to the extent of Rs. 6,100 thousand. As a result the profit after tax is higher to the extent of Rs. 20,180 thousand.

The break-up of deferred tax assets into major components is as follows:-

	(Rs. in '000s)
Deferred Tax Assets	
Depreciation	2,320
Provision for Debtors NPA and Advances	3,500
Preliminary Expenses	280
	6,100

3. **Contingent Liabilities**

Outstanding counter guarantees for subsidiary company, as at March 31, 2002 is Rs. 43,500 thousand.

4. The Management has decided to charge off the balance of Deferred Revenue Expenditure as of March 31, 2002. On account of this, Deferred Revenue Expenditure Written Off is higher by Rs. 28,970 thousand and the profit for the year is lower to that extent.

5. Commercial Paper issued of face value Rs. 250,000 thousand re-purchased by the company has been kept for re-issue.

6. Notional Principal outstanding on account of Swaps Rs. 50,550,000 thousand.

(Rs. in '000s)

7. **Auditors' remuneration:**

(a)	Audit Fees	2,080
(b)	Tax Audit and Certification Fees	240
(c)	Out of pocket expenses	20
		2,340

8. Expenditure in foreign currency (Travelling and Other expenses) **6,790**

9. Earnings in foreign currency (Fees towards Advisory Services) **190**

10. **QUANTITATIVE DETAILS OF SECURITIES HELD AS STOCK IN TRADE**

(a) OPENING AND CLOSING STOCK

Category	Opening Stock Face Value (Rs. in '000s)	Opening Stock Value (Rs. in '000s)	Closing Stock Face Value (Rs. in '000s)	Closing Stock Value (Rs. in '000s)
Government Securities	6,400,751	6,629,020	12,249,820	14,148,280
Treasury bills	48,125	45,650	—	—
Equity shares	186,406	186,630	183,671	144,490
Debentures	1,160,737	1,094,120	1,898,721	1,888,240
Others	3,388,238	3,598,060	2,877,917	2,899,330
Total	**11,184,257**	**11,553,480**	**17,210,129**	**19,080,340**

(b) PURCHASES AND SALES

Category	Purchases Face Value (Rs. in '000s)	Purchases Value (Rs. in '000s)	Sales Face Value (Rs. in '000s)	Sales Value (Rs. in '000s)
Government Securities	430,686,605	471,857,440	424,837,536	466,088,120
Treasury bills	45,570,300	43,529,670	45,618,425	43,594,170
Equity shares	766	354,480	3,502	359,560
Debentures	12,050,000	12,501,850	11,312,016	11,752,130
Others	23,164,560	24,694,240	23,674,881	25,229,250
Total	**511,472,231**	**552,937,680**	**505,446,360**	**547,023,230**

11. **Related Party Disclosures**

The Company being a finance company, the transactions in the normal course of business have not been disclosed. The following are the details of transactions with related parties: -

(Rs. in '000s)

Name of the related Party	Type of Transactions	Amount
ICICI Limited – The Holding Company	Establishment Expenses	10,900
	Dividend paid	730,200
	Procurement Expenses	5,990
ICICI Bank Limited – – Refer Note 2, Schedule A	Procurement Expenses	2,190
	Brokerage Income	840
ICICI Infotech Services Limited – Subsidiary of ICICI Limited	Establishment Expenses	8,860
ICICI Prudential Life Insurance Co. Limited – Subsidiary of ICICI Limited	Fee Income	100
ICICI Capital Services Limited – Subsidiary of ICICI Limited	Fee Income	120
	Brokerage Expense	58,520
ICICI Web Trade Limited – Subsidiary of ICICI Limited	Purchase of Fixed Assets	210

12. **Segmental Disclosures**

Internally evaluation of performance is based on two business segments – Investment and Trading and Services. These have been considered as a Primary reportable segment. The Company does not have any secondary reportable segment.

Following are the disclosures for the two identified segments. This being a finance company, interest and finance costs is allocated to each segment.

Profit and Loss of reportable segments for year ended March 31, 2002 is as under:

(Rs. in '000s)

	Investment and Trading	Services	Total
Segment Revenue			
Income from Services	—	192,850	192,850
Interest Income	1,622,370	—	1,622,370
Profit/(Loss) on Securities	1,614,930	—	1,614,930
Other Income	403,660	—	403,660
Unallocated Income	—	—	55,010
	3,640,960	192,850	3,888,820
Segment Expenses			
Operating Expenditure	1,255,780	138,130	1,393,920
Unallocated Expenditure	—	—	616,220
	1,255,780	138,130	2,010,140
Segment Results	**2,385,180**	**54,720**	**1,878,680**
Provision for Taxation			602,800
Profit after Taxation			**1,275,880**

Assets and Liabilities of reportable segments as on March 31, 2002 is as under :-

(Rs. in '000s)

	Investment and Trading	Services	Total
Segment Assets	20,060,800	136,040	20,196,850
Unallocated Assets	—	—	394,400
	20,060,800	**136,040**	**20,591,250**
Liabilities			
Segment Liabilities	20,060,800	136,040	20,196,850
Unallocated Liabilities	—	—	394,400
	20,060,800	**136,040**	**20,591,250**

Cost of acquisition of Segment Assets

(Rs. in '000s)

	Investment and Trading	Services	Total
Cost of acquisition of Segment Assets	—	1,210	1,210
Cost of acquisition of unallocated Assets	—	—	13,710
	—	**1,210**	**14,920**

13. This being the first year of consolidated financial statement, figures for the previous year have not been disclosed.

Signatures to Schedules A to T

Per our Report attached	For and on behalf of the Board	
For N.M. RAIJI & CO. *Chartered Accountants*	K.V. KAMATH *Chairman*	DEVDATT SHAH *Managing Director & CEO*
J.M. GANDHI *Partner*	LALITA D. GUPTE *Director*	ABHIJEET GUIN *Vice President & Head - Financials*
		POYNI BHATT *Senior Vice President & Company Secretary*
Mumbai, April 23, 2002		

ICICI Brokerage Services

ICICI BROKERAGE SERVICES LIMITED

7TH ANNUAL REPORT AND ACCOUNTS 2001-2002

Directors
Devdatt Shah, *Chairman*
A. Murugappan
Meher Baburaj
Nitin Jain
Devesh Kumar

Auditors
N.M. Raiji & Co.
Chartered Accountants

Registered Office
41/44, Minoo Desai Marg
Colaba, Mumbai 400 005

directors' report

to the members

Your Directors have pleasure in presenting the Seventh Annual Report of ICICI Brokerage Services Limited (the Company), with the audited Statement of Accounts for the year ended March 31, 2002.

OPERATIONS AND FINANCIAL RESULTS

During the year, the Company recorded gross income of Rs. 95.81 million (previous year Rs. 206.30 million). The Profit before tax is Rs. 16.52 million (previous year Rs. 45.22 million) and Profit after tax is Rs. 10.99 million (previous year Rs. 27.72 million) after provision of Rs. 5.53 million (previous year Rs. 17.50 million) towards tax.

To conserve resources for the business of the Company, your Directors do not recommend payment of dividend for the current year.

BUSINESS ENVIRONMENT AND PERFORMANCE

Financial year 2001-2002 was a challenging year for the Company as volumes contracted on the back of the meltdown in technology stocks and due to the impact of the September 11 terrorist attack in the United States of America (U.S.). Further, restructuring within the domestic mutual fund industry also led to brokerage spreads decline considerably. The secondary markets remained subdued for most part of the year, despite a strong rebound after the September 11 attack.

The benchmark of BSE Sensex gave a negative return of 3.7% during the year, while the S&P CNX Nifty declined 1.3%. Average daily volumes on The Stock Exchange, Mumbai (BSE) and National Stock Exchange of India Limited (NSE) were Rs. 12.7 billion (for A and B group) and Rs. 20.5 billion respectively as against Rs. 39.6 billion and Rs. 49.9 billion in the previous year. Net inflow by Foreign Institutional Investors in equities during the year declined 22% over the previous year to Rs. 80 billion.

During the year, amongst others, a telecom company and a nationalised bank came out with the largest Initial Public Offer (IPO). The success of these IPOs paved the way for an imminent recovery in secondary markets.

Notwithstanding this slowdown, the Company consolidated its position in the broking business with revenues at Rs. 29.4 million during the year. Sustained efforts were made towards building a global presence, as the Company's equity sales activity in the U.S. also became operational. The Company added 17 clients in India and 9 clients internationally. The Company was involved in the two large IPOs during the year.

The Company continued its efforts to create a platform for investor-corporate interface for both private equity and secondary market investors. In its efforts, a number of conference calls with domestic companies were arranged for clients. Also, the Company had, along with the Singapore Stock Exchange, successfully co-arranged the international conference on technology, with 26 domestic companies participating. The research team supporting the Brokerage business of the Company also scored impressively on its research performance, with 55 company reports and 232 updates published in financial year 2002. Interaction with domestic companies enhanced significantly.

THE YEAR AHEAD

The Company has gained considerable acceptance among institutional clients for unbiased views. With cross-border equity selling the uppermost objectives, corporate relationships are being fortified across various platforms. Also, with the Indian markets reviving as the economy moves away from the shadow of a slowdown, we expect market volumes to increase. The Company is well positioned to take up this opportunity and is confident of bright future prospects.

MERGER OF ICICI LIMITED AND ICICI BANK LIMITED

With a view to emerging as the first Universal Bank in India, ICICI Limited merged with ICICI Bank Limited. Subsequent to the merger, ICICI Securities and Finance Company Limited, the holding company of the Company, will become the subsidiary of ICICI Bank Limited.

PUBLIC DEPOSITS

During the year, the Company has not accepted any deposit under Section 58A of the Companies Act, 1956.

DIRECTORS

Subhash V. Dhavale, Director, resigned with effect from April 16, 2002. The Board places on record its appreciation of the valuable advice and guidance given by him during his tenure on the Board.

A. Murugappan was appointed as an Additional Director of the Company with effect from April 22, 2002. In terms of Section 260 of the Companies Act,1956 he holds office as an Additional Director only up to the forthcoming Annual General Meeting of the Company, and being eligible, offers himself for appointment.

In terms of the provisions of the Articles of Association of the Company, Meher Baburaj will retire by rotation at the ensuing Annual General Meeting of the Company and being eligible, offers herself for re-appointment.

AUDITORS

The Auditors, M/s. N. M. Raiji & Co., Chartered Accountants, Mumbai, will retire at the ensuing Annual General Meeting. The Board at its Meeting held on April 22, 2002, has proposed their re-appointment as Auditors to audit the accounts of the Company for the financial year 2002-2003. You are requested to consider their re-appointment.

FOREIGN EXCHANGE EARNING AND EXPENDITURE

During 2001-2002, expenditure in foreign currencies amounted to Rs. 0.31 million on account of import of capital goods, dividend, travelling and other expenses.

PERSONNEL AND OTHER MATTERS

There are no employees within the purview of Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975.

Since your Company does not own any manufacturing facility, the disclosure of information relating to conservation of energy and technology absorption to be disclosed in terms of Section 217 (1) (e) of the Companies Act, 1956 read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, are not applicable and hence not given.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors confirm:

1. that in preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanations relating to material departures;
2. that the Directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;
3. that the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities, and;
4. that the Directors had prepared the annual accounts on a going concern basis.

ACKNOWLEDGEMENTS

Your Directors thank the clients of the Company, the Securities and Exchange Board of India, The Stock Exchange, Mumbai, National Stock Exchange of India Limited, its bankers and other statutory authorities for their continued support to the Company.

Your Directors would like to express their gratitude for the unstinted support and guidance received from you, ICICI Limited and other group companies.

Your Directors would also like to express their sincere thanks and appreciation to all the employees for their commendable teamwork, professionalism and contribution during the year.

For and on behalf of the Board

DEVDATT SHAH
Chairman

Mumbai, April 22, 2002

auditors' report

ICICI Brokerage Services — to the members of ICICI Brokerage Services Limited

We have audited the attached Balance Sheet of ICICI BROKERAGE SERVICES LIMITED as at March 31, 2002 and the annexed Profit and Loss Account for the year ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

(1) As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Company Law Board in terms of Section 227(4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order to the extent applicable to the Company.

(2) Further to our comments in the Annexure referred to in paragraph (1) above:

(a) we have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purpose of our audit;

(b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of the books;

(c) the Balance Sheet and Profit and Loss Account dealt with by this Report are in agreement with the books of account of the Company;

(d) in our opinion, the Balance Sheet and Profit and Loss Account dealt with by this Report are in compliance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956 and are in agreement with the books of account;

(e) On the basis of written representations received from the directors, we report that none of the directors is disqualified as on March 31, 2002 from being appointed as a director u/s 274(1)(g) of the Companies Act, 1956;

(f) in our opinion, to the best of our information and according to the explanations given to us, the said accounts read with the notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view:

(i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2002; and

(ii) in the case of the Profit and Loss Account, of the profit for the year ended on that date.

For N. M. RAIJI & CO.
Chartered Accountants

J. M. GANDHI
Partner

Mumbai, April 22, 2002

annexure to the auditors' report

1. The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets. Fixed Assets, have been physically verified by the management during the year. No discrepancies were noticed on such verification.
2. None of the fixed assets have been revalued during the year.
3. The securities held as stock in trade and in custody of the Company have been physically verified by the management at reasonable intervals. For securities with the custodian and depository participants, statements from them have been obtained on a regular basis.
4. The procedures of physical verification of securities followed by the management are reasonable and adequate in relation to the size of the Company.
5. No material discrepancies have been noticed on reconciliation of stock with the custodian and depository participants as compared to the book stock.
6. In our opinion, the valuation of stock-in-trade is fair and proper in accordance with the normally accepted accounting principles and is on the same basis as in the preceding year.
7. The Company has taken loans from the Companies listed in the register maintained under Section 301 of the Companies Act, 1956. The rate of interest and other terms and conditions of such loans are, prima facie, not prejudicial to the interest of the Company. The Company has taken loans, secured or unsecured, from companies under the same management as defined under Section 370(1B) of the Companies Act, 1956. The rate of interest and other terms and conditions of such loans are, prima facie, not prejudicial to the interest of the Company.
8. The Company has neither granted loan to the parties listed in the register maintained under Section 301 of the Companies Act, 1956 nor to the Companies under the same management defined under Section 370 (1B) of the Companies Act, 1956.
9. The Company has not accepted any deposits from the public and the provisions of Section 58A of the Companies Act, 1956 and the rules framed thereunder are not applicable to the Company.
10. The Company has an adequate internal control procedure commensurate with the size of the Company and the nature of its business in respect of purchase of assets and purchase and sale of securities.
11. In our opinion, and according to the information and explanations given to us, services provided and purchase and sale of securities in pursuance of contracts or arrangements listed in the register maintained under Section 301 of the Companies Act, 1956 and aggregating during the year to Rs. 50,000 or more in respect of each party, have been made at prices which are reasonable, having regard to the prevailing market prices for such services/securities.
12. In our opinion, the Company has an internal audit system commensurate with the size of the Company and nature of its business.
13. The Employees' Provident Fund Act and Employees' State Insurance Act are not applicable to the Company.
14. As per the records of the Company and according to the information and explanations given to us, no undisputed amounts payable in respect of income tax, wealth tax, sales tax, customs duty and excise duty were outstanding as at March 31, 2002 for a period of more than six months from the date they became payable.
15. During the course of our examination of the books of account and according to the information and explanations given to us, no personal expenses of employees or directors have been charged to revenue account, other than those payable under contractual obligations or in accordance with generally accepted business practice.
16. The Company is not an industrial company and hence the provisions of the Sick Industrial Companies (Special Provisions) Act, 1985 will not be applicable.
17. In respect of service activities, there is a reasonable system of authorization at proper levels and the system of internal control is commensurate with the size of the Company and nature of its business.
18. In respect of the loans and advances granted on the basis of security by way of pledge of shares, debentures and other securities, the Company has maintained adequate documents and records.
19. Proper records have been maintained for the transactions relating to trading in shares, securities, debentures and other investments and entries therein have been made generally on a timely basis. Securities are held by the company as "Stock-in-trade" and are generally sent for transfer or are held in dematerialised form.

For N. M. RAIJI & CO.
Chartered Accountants

J. M. GANDHI
Partner

Mumbai, April 22, 2002

balance sheet

as at March 31, 2002

		Schedule		(Rs. in '000s)	March 31, 2001
I.	**SOURCES OF FUNDS**				
1.	**Shareholders' Funds**				
	A. Share Capital	A	45,010		45,010
	B. Reserves and Surplus		89,230		79,110
				134,240	124,120
2.	**Loan Funds**				
	Secured Loans				
	Cash Credit facility (Secured by guarantee from ICICI Limited)			—	64,900
3.	**Deferred Tax Liability**			1,100	—
				135,340	189,020
II.	**APPLICATION OF FUNDS**				
1.	**Fixed Assets**				
	A. Gross Block	B	14,470		13,260
	Less: Depreciation		5,920		4,150
	Net Block		8,550		9,110
	B. Capital Work-in-Progress		—		460
				8,550	9,570
2.	**Investments**			—	—
3.	**Current Assets, Loans and Advances**				
	A. Current Assets:				
	(a) Interest Accrued	C	2,830		1,730
	(b) Securities held as Stock-in-Trade	D	—		30
	(c) Sundry Debtors	E	35,610		51,560
	(d) Cash and Bank Balances	F	91,330		126,040
	B. Loans and Advances	G	86,830		81,940
			216,600		261,300
	Less: **Current Liabilities and Provisions:**	H			
	(a) Current Liabilities		34,920		32,260
	(b) Provisions		54,890		49,590
	Net Current Assets			126,790	179,450
				135,340	189,020

Notes forming part of the Accounts and Accounting Policies O

profit and loss account

for the year ended March 31, 2002

	Schedule		(Rs. in '000s)	March 31, 2001
INCOME FROM OPERATIONS				
(a) Brokerage Income		87,890		166,090
(b) Interest Income	I	6,710		9,530
(c) Other Income	J	1,690		23,430
(d) Profit/(Loss) on Securities	K	(480)		7,250
			95,810	206,300
Less: Financial Charges and Operating Expenses	L		65,090	147,330
			30,720	58,970
EXPENDITURE				
(a) Payments to and provisions for Employees	M	930		180
(b) Establishment and other Expenses	N	11,500		12,270
(c) Depreciation		1,770		1,300
			14,200	13,750
Profit before Taxation			16,520	45,220
Less: Provision for Taxation			5,300	17,500
Deferred Tax Adjustment			230	—
Profit after Taxation			10,990	27,720
Brought forward from previous years			78,240	51,390
Balance carried to Balance Sheet			89,230	79,110

Notes forming part of the Accounts and Accounting Policies O

Per our Report attached

For N.M. RAIJI & CO.
Chartered Accountants

J.M. GANDHI
Partner

Mumbai, April 22, 2002

For and on behalf of the Board

DEVDATT SHAH
Chairman

DEVESH KUMAR
Director

(Rs. in 000s) March 31, 2001

A. SHARE CAPITAL:

Authorised: 25,000,000 Equity Shares of Rs. 10 each	**250,000**	*250,000*
Issued: 4,500,700 Equity Shares of Rs. 10 each	**45,010**	*45,010*
Subscribed and Paid-up: 4,500,700 Equity Shares of Rs. 10 each	**45,010**	*45,010*

The entire share capital of the Company is held by ICICI Securities and Finance Company Limited (the Holding Company) and its nominees.

B. FIXED ASSETS: (Rupees in thousand)

	Gross Block (At Cost)				Accumulated Depreciation			Net Block	
	April 1, 2001	**Additions**	**Sale/Adj.**	**March 31, 2002**	*Additions*	**Sale/Adj.**	**March 31, 2002**	**March 31, 2002**	*March 31, 2001*
Computers	*1,100*	**1,210**	—	**2,310**	*560*	—	**1,420**	**890**	*240*
Office Equipment	*1,130*	—	—	**1,130**	*76*	—	**660**	**470**	*550*
Improvements to Leased Property	*1,030*	—	—	**1,030**	*130*	—	**770**	**260**	*390*
BSE Membership Rights	*10,000*	—	—	**10,000**	*1000*	—	**3,070**	**6,930**	*7,930*
Total	*13,260*	**1,210**	—	**14,470**	*1,766*	—	**5,920**	**8,554**	*9,110*
Previous Year	*13,060*	*200*	—	*13,260*	*1,300*	—	*4,150*	*9,110*	

C. INTEREST ACCRUED:

On Loans and Advances	**2,830**	*1,730*
Total	**2,830**	*1,730*

D. SECURITIES HELD AS STOCK-IN-TRADE:
(At cost or market value whichever is lower)

QUOTED - EQUITY SHARES	Face Value (in Rupees)		
HDFC Limited	Nil (2,000)	—	*10*
R.S. Software Limited	Nil (1,000)	—	*10*
Software Solution International Limited	Nil (130)	—	*10*
Morepen Lab. Limited	Nil (350)	—	—
Total		—	*30*

Note: The aggregate carrying value and market value of quoted securities as at March 31, 2002 is Nil and Nil respectively (period year - Rs. 30 thousand and Rs. 30 thousand respectively).

E. SUNDRY DEBTORS (Unsecured):

Considered good (less than six months)	**35,610**	*51,560*
Total	**35,610**	*51,560*

	(Rs. in '000s)	March 31, 2001
F. CASH AND BANK BALANCES:		
In Current Accounts with Scheduled Banks	9,440	49,160
Fixed Deposits with Scheduled Banks (Under Lien with Stock Exchanges)	81,890	76,880
Total	91,330	126,040
G. LOANS AND ADVANCES: (Unsecured and considered good)		
Advances: (Recoverable in cash or in kind or for value to be received)		
Advance income and other taxes	66,770	60,150
Deposit with stock exchanges	18,440	19,320
Other advances and deposits	1,620	2,470
Total	86,830	81,940
H. CURRENT LIABILITIES AND PROVISIONS:		
(A) Current Liabilities:		
Interest accrued but not due	—	3,470
Trade Creditors	33,050	17,310
Other Sundry Creditors	1,460	8,370
Other Liabilities	410	3,110
Total (A)	34,920	32,260
(B) Provisions:		
Income and Other Taxes	54,890	49,590
Total (B)	54,890	49,590
I. INTEREST INCOME:		
Interest income on Fixed Deposits	6,270	9,530
Interest Income - Inter Corp Deposits Lent	440	—
Total	6,710	9,530
J. OTHER INCOME:		
Fees for Services	50	3,730
Dividend Income	1,640	440
Income from Contango Transactions	—	19,240
Miscellaneous Income	—	20
Total	1,690	23,430

Aggregate Tax deducted at source Rs. 850 thousand
(Previous year Rs. 1,900 thousand)

K. PROFIT/(LOSS) ON SECURITIES:		(Rs. in '000s)	March 31, 2001
On Securities held as Stock-in-Trade			
Sales	354,020		2,411,690
Less: Purchases	354,470		2,403,950
	(450)		7,740
Add/(Less): Increase/(Decrease) in Closing Stock	(30)	(480)	(490)
Total		(480)	7,250

	(Rs. in '000s)	March 31, 2001
L. FINANCIAL CHARGES AND OPERATING EXPENSES:		
Interest on Fixed Loans	2,300	31,720
Procurement Expenses	58,830	43,610
Fees for Technical Services	—	56,990
Turnover Fees	800	6,660
Transaction Charges	760	2,170
Custodial and Depository Charges	350	2,030
Guarantee Commission	850	1,810
Stamp Duty	1,360	2,280
Bank Charges	40	60
Total	65,090	147,330
M. PAYMENTS TO AND PROVISIONS FOR EMPLOYEES:		
Salaries, Wages and Incentive	900	110
Staff Welfare Expenses	30	70
Total	930	180
N. ESTABLISHMENT AND OTHER EXPENSES:		
Rent and Amenities	6,240	6,240
Insurance	230	220
Travelling, Conveyance and Motor Car Expenses	250	390
Repairs, Maintenance and Upkeep	720	430
Rates and Taxes	25	—
Communication Expenses	1,200	1,010
Printing and Stationery	25	320
Subscription and Periodicals	290	210
Professional Fees	1,210	300
Auditors' Remuneration	290	300
Miscellaneous Expenses	1,020	2,850
Total	11,500	12,270

0. NOTES FORMING PART OF THE ACCOUNTS AND ACCOUNTING POLICIES:

1. Significant Accounting Policies

(i) Method of Accounting

The accounts are prepared in accordance with accounting principles generally accepted in India. The Company follows accrual method of accounting.

(ii) Revenue Recognition

(a) Income from Brokerage activities is recognised as income on the trade date of the transaction. Related expenditure incurred for procuring business is accounted for as procurement expenses.

(b) Contango transactions are treated as secured lending transactions and accordingly disclosed in the financial statements. The difference between purchase and sale values on such transactions is recognised as "Income from Contango transactions".

(iii) Investments and stock-in-trade

(a) The securities acquired with the intention of short-term holding and trading positions are considered as stock-in-trade and shown under current assets. Other securities acquired with the intention of long-term holding are considered as 'Investments'.

(b) In respect of securities held as stock-in-trade, brokerage and stamp duty are written-off as revenue expenditure. The cost of investment includes brokerage and stamp duty payable.

(c) The securities held as stock-in-trade under current assets are valued at cost or market/realisable value, whichever is lower.

(d) Investments are shown in the Balance Sheet at cost. In case of quoted investments, provision for diminution in value of investments is made, if such diminution is of a permanent nature in the opinion of the management.

(iv) Depreciation / Amortisation

Depreciation on value of improvements to leasehold property is provided on straight line method at the rate determined, considering the period of the lease or at the rate prescribed in Schedule XIV of the Companies Act, 1956, whichever is higher.

Membership Rights of Stock Exchanges is treated as an asset and the value paid to acquire such rights is amortised over a period of 10 years.

Depreciation on fixed assets other than improvements to leasehold property and Membership Rights of Stock Exchanges, is provided on written down value method at the rates prescribed in Schedule XIV of the Companies Act, 1956. Additionally, an asset whose written down value falls below Rs.5,000 is fully depreciated for the remaining balance.

(v) Sundry debtors and creditors

Amounts receivable from and payable to clients for broking transactions are recognised on trade date basis and disclosed separately as sundry debtors and creditors.

(vi) Deferred Tax

The tax effects of significant temporary differences are reflected through a deferred tax Asset /Liability, which has been reflected in the Balance Sheet and the corresponding effect of the same is given in the Profit and Loss Account.

(vii) Provision for Taxation

Provision for income tax is made on the assessable income at applicable tax rates.

2. Deferred Tax

In compliance with Accounting Standard 22 (Accounting for Taxes on Income), the Company has worked out deferred tax liability as at April 1, 2001 amounting to Rs. 860 thousand. This liability has been created out of retained earnings as on March 31, 2001. Further for the current period, deferred tax liability is increased to the extent of Rs. 230 thousand and to that extent profit after tax is lower.

The break-up of deferred tax assets and liabilities into major components is as follows: -

	(Rs. in '000s)
Deferred Tax Liability	
Depreciation	1,250
Less: Deferred Tax Assets	
Preliminary Expenses	150
	1,100

3. Contingent Liabilities

Contingent liabilities comprise bank guarantees amounting to Rs. 43,500 thousand provided to Stock Exchanges (*Previous year – Rs. 158,500 thousand*).

4. Retirement Benefits

At present, there is no liability towards retirement benefits.

5. Improvement to Leasehold Property

Expenditure incurred on plumbing, flooring and other civil works at leased premises prior to its occupation by the Company have been capitalised as "Improvements to Leasehold Property".

6. Auditors' Remuneration

(Rs. in '000s)

		2001-2002	*2000-2001*
(a)	Audit Fees	130	*130*
(b)	Tax Audit and Certification Fees	150	*150*
(c)	Out-of-Pocket Expenses	10	*20*
		290	*300*

7. Related Party Disclosures:

The following are the details of transactions with related parties: -

(Rs. in '000s)

Name of the Related Party	Type of Transactions	Amount
ICICI Limited – The Parent Company	Brokerage Income	58,440
ICICI Limited – The Parent Company	Interest Expense	1,010
ICICI Limited – The Parent Company	Guarantee Commission	280
ICICI Securities and Finance Company Limited – The Holding Company	Brokerage Income	10
ICICI Securities and Finance Company Limited – The Holding Company	Interest Income	440
ICICI Securities and Finance Company Limited – The Holding Company	Interest Expense	300
ICICI Capital Services Limited – Subsidiary of ICICI Limited	Brokerage Expense	58,520
ICICI Web Trade Limited – Subsidiary of ICICI Limited	Purchase of Fixed Assets	210
ICICI Securities Inc. – Subsidiary of Holding Company	Professional Fees	310
ICICI Bank Limited	Brokerage Income	840
ICICI Bank Limited	Interest Income	3,910

8. Quantitative details

(a) Details of Opening and Closing stock (Rs. in '000s)

CATEGORY	OPENING STOCK		CLOSING STOCK	
	Face Value	Value	Face Value	Value
EQUITY	0.00	30	0.00	0.00
	(90)	(510)	(0.00)	(30)

(b) Details of Purchases and Sales during the year

	PURCHASES		SALES	
	Face Value	Value	Face Value	Value
EQUITY	16,150	354,470	16,160	354,020
	(36,680)	(2,403,950)	(36,770)	(2,411,690)

Note: Figures in parenthesis pertain to previous year.

9. Expenditure in foreign currency

	2001-2002	*2000-2001*
Professional Fees	310	*Nil*

10. Figures for the previous year have been regrouped wherever necessary.

For N.M. RAIJI & CO.
Chartered Accountants

J.M. GANDHI
Partner

For and on behalf of the Board

DEVDATT SHAH
Chairman

DEVESH KUMAR
Director

Mumbai, April 22, 2002

Statement pursuant to Part IV, Schedule VI to the Companies Act, 1956
Balance Sheet Abstract and Company's General Business Profile

1. Registration Details

Registration No.	86241	State Code	11
Balance Sheet Date	31 (Date) 03 (Month) 2002 (Year)		

2. Capital raised during the Year

(Amount in Rupees thousand)

Public Issue	NIL	Bonus Issue	NIL
Rights Issue	NIL	Private Placement	NIL

3. Position of Mobilisation and Deployment of Funds

(Amount in Rupees thousand)

Total Liabilities and Shareholders' Funds	135340	Total Assets	135340
Sources of Funds			
Paid-up Capital	45010	Reserves and Surplus	89230
Secured Loans	NIL	Unsecured Loans	NIL
Application of Funds			
Fixed Assets	8550	Investments	NIL
Net Current Assets	126790	Miscellaneous Expenditure	NIL

4. Performance of the Company

(Amount in Rupees thousand)

Turnover	95810	Total Expenditure	79290
Profit before Tax	16520	Profit after Tax	10990
Earnings per Share in Rupees	2.44	Dividend Rate %	NIL

5. Generic Names of Three Principal Services of the Company

(As per Monetary Terms)

Brokerage commission from primary market operations

Brokerage commission from secondary market operations

Income from trading in securities

For and on behalf of the Board

DEVDATT SHAH
Chairman

DEVESH KUMAR
Director

Mumbai, April 22, 2002

ICICI Securities Holdings

ICICI SECURITIES HOLDINGS, INC.

2ND ANNUAL REPORT AND ACCOUNTS 2001-2002

Directors	Auditors	Registered Office
Sripat Pandey, *President*	N.M. Raiji & Co.	1013 Centre Road
Meher Baburaj	Chartered Accountants	City of Wilmington
Nitin Jain		County of New Castle
		Delaware 19805

directors' report

to the members

Your Directors have pleasure in presenting the Second audited Statement of Accounts of ICICI Securities Holdings, Inc. (the Company), for the year ended March 31, 2002.

FORMATION OF THE COMPANY AND OPERATIONS

The Company was incorporated as a wholly-owned subsidiary of ICICI Securities and Finance Company Limited to provide investment banking services to the investors in the United States of America (U.S.) who wish to enter the Indian financial market and Indian investors who wish to enter the financial market in the U.S.

BUSINESS ENVIRONMENT

The Company started its operations during the financial year 2001-2002. Slowdown in the U.S. economy continued, which was further affected by the September 11 terrorist attack on the World Trade Centre. These two factors together had a negative impact on the business environment. The Information and Technology (IT) sector in particular has been worst hit, affecting the Indian IT companies badly.

INVESTMENT BANKING

The Company represented some of its Indian clients in the acquisition of strategic stakes in U.S. companies. However, deal closure is taking more than normal time due to the adverse business environment.

DIRECTORS

Meher Baburaj resigned as the President of the Company with effect from December 3, 2001. The Board places on record its appreciation of the valuable contribution given by her during her tenure as President. Meher Baburaj, however, continues to be a Director of the Company.

Sripat Pandey was appointed as the President, in place of Meher Baburaj, with effect from December 3, 2001.

AUDITORS

The Auditors, M/s. N.M. Raiji & Co., Chartered Accountants, Mumbai, appointed pursuant to the provisions of the Companies Act, 1956, will retire at the ensuing Annual General Meeting. The Board at its meeting held on April 22, 2002, has proposed their re-appointment as Auditors of the Company for the financial year 2002-2003. You are requested to consider their re-appointment.

SUBSIDIARY COMPANY

As required under Section 212 of the Companies Act, 1956, the audited statement of accounts for the year financial 2001-2002, together with the reports of Directors and Auditors for the year ended March 31, 2002, of the subsidiary company namely ICICI Securities, Inc., is attached herewith.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors confirm:

1. that in preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanations relating to material departures;
2. that the Directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;
3. that the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities, and;
4. that the Directors had prepared the annual accounts on a going concern basis.

For and on behalf of the Board

SRIPAT PANDEY
President

Mumbai, April 22, 2002

auditors' report

to the members of ICICI Securities Holdings, Inc.

We have audited the attached Balance Sheet of ICICI SECURITIES HOLDINGS, INC. as at March 31, 2002 and the annexed Profit and Loss Account for the year ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

(1) As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 issued by the Company Law Board in terms of Section 227(4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in the said Order to the extent applicable to the Company.

(2) Further to our comments in the Annexure referred to in paragraph (1) above:

(a) we have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purpose of our audit;

(b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of the books;

(c) the Balance Sheet and Profit and Loss Account dealt with by this Report are in agreement with the books of account of the Company;

(d) in our opinion, the Balance Sheet and Profit and Loss Account dealt with by this report are in compliance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956 and are in agreement with the books of account;

(e) on the basis of written representations received from the Directors, we report that none of the Directors is disqualified as on March 31, 2002, from being appointed as a Director u/s 274(1)(g) of the Companies Act, 1956;

(f) in our opinion, to the best of our information and according to the explanations given to us, the said accounts read with the notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view:

(i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2002 and

(ii) in the case of the Profit and Loss Account, of the profit for the year ended on that date.

For N. M. RAIJI & CO.
Chartered Accountants

J. M. GANDHI
Partner

Mumbai, April 22, 2002

annexure

to the auditors' report

1. In our opinion, clauses of Manufacturing and Other Companies (Auditor's Report) Order, 1988, numbering (iii), (iv), (v), (vi), (vii), (viii), (ix), (xi), (xii), (xiii), (xiv), (xvi), (xviii) and (xx) are not applicable for the current year.

2. The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets. Fixed Assets have been physically verified by the management during the year. No material discrepancies were noticed on such verification.

3. None of the fixed assets have been revalued during the year.

4. The Company has an adequate internal control procedure commensurate with the size of the Company and the nature of its business in respect of purchase and sale of assets and services.

5. During the year there is no internal audit system for the Company. In the opinion of the management, considering the size of operations and the structure of the Company, internal audit system is not required.

6. This being a Foreign Company, Provident Fund Act and Employee's State Insurance Corporation Act are not applicable.

7. During the course of our examination of the books of account and according to the information and explanations given to us, no personal expenses of employees or directors have been charged to revenue account, other than those payable under contractual obligations or in accordance with generally accepted business practice.

8. In respect of services activities:

(a) the system of allocating man-hours utilised to the relative jobs, is not yet formalized;

(b) there is a reasonable system of authorization at proper levels and adequate system of internal control commensurate with the size of the Company and nature of its business.

For N. M. RAIJI & CO.
Chartered Accountants

J. M. GANDHI
Partner

Mumbai, April 22, 2002

balance sheet

as at March 31, 2002

ICICI Securities Holdings

	Schedule		(Rs. in '000s)	March 31, 2001
SOURCES OF FUNDS				
Shareholders' Funds				
A. Share Capital	A		50,610.00	50,610.00
B. Reserves and Surplus	B		(9,589.10)	(9,439.16)
			41,020.90	41,170.84
APPLICATION OF FUNDS				
1. **Fixed Assets**				
Gross Block	C	660.79		227.93
Less: Depreciation		114.52		—
		546.27		227.93
Net Block			546.27	227.93
2. **Investments**	D		48,309.55	48,309.55
3. **Current Assets, Loans and Advances**				
(a) **Current Assets:**				
Cash and Bank Balances	E	6,261.92		164.05
(b) **Loans and Advances**	F	96.62		330.07
		6,358.54		494.12
Less: **Current Liabilities and Provisions:**	G	14,193.46		7,860.76
Net Current Assets			(7,834.92)	(7,366.64)
			41,020.90	41,170.84

Notes forming part of the Accounts and Accounting Policies L

profit and loss account

for the year ended March 31, 2002

	Schedule		(Rs. in '000s)	March 31, 2001
INCOME FROM OPERATIONS				
Other Income	H		20,046.60	4,798.50
Less: Operating Expenditure Financial Charges and Operating Expenses	I		131.27	0.04
			19,915.33	4,798.46
EXPENDITURE				
(a) *Less:* Administrative Expenditure Payments to and Provisions for Employees	J	9,979.92		977.80
(b) Establishment and other Expenses	K	9,643.57		13,103.49
(c) Depreciation - On other owned Assets		112.01		—
			19,735.50	14,081.29
Profit Before Taxation			179.83	(9,282.83)
Less: Provision for Taxation			—	—
Profit After Taxation			179.83	(9,282.83)
Brought forward from previous years			(9,282.83)	—
Amount available for appropriations			(9,103.00)	(9,282.83)
Balance carried to Balance Sheet			(9,103.00)	(9,282.83)

Notes forming part of the Accounts and Accounting Policies L

For and on behalf of the Board

Per our Report attached

For N.M. RAIJI & CO.
Chartered Accountants

J.M. GANDHI
Partner

Mumbai, April 22, 2002

SRIPAT PANDEY
President

NITIN JAIN
Director

A. **SHARE CAPITAL:**

Authorised:
10,000,000 Equity Shares of USD 1 each

Issued, Subscribed and Paid Up:
Common stock, USD 1 par value; 1,100,000 shares authorised

Common stock, USD 1 par value; 1,100,000 shares authorised	50,610.00	50,610.00

B. **RESERVES AND SURPLUS:**

	Balance as on March 31, 2002	Balance as on March 31, 2001
Profit and Loss Account	(9,103.00)	(9,282.83)
Translation Reserve	(486.10)	(156.33)
Total	(9,589.10)	(9,439.16)

C. **FIXED ASSETS:**

(Rupees in thousand)

	Gross Block (At Cost)				Accumulated Depreciation			Net Block	
	April 1, 2001	Additions	Sale/Adj.	March 31, 2002	Additions	Sale/Adj.	March 31, 2002	March 31, 2002	March 31, 2001
Office Equipment	227.93	134.96	—	362.89	96.79	—	96.79	266.10	227.93
Furniture and Fixtures	—	297.90	—	297.90	17.73	—	17.73	280.17	—
Total	227.93	432.86	—	660.79	114.52	—	114.52	546.27	227.93
Previous period	227.93	—	—	227.93	—	—	—	227.93	

Note :
1. Fixed Assets includes Translation Reserve of Rs.10.65 Thousand
2. Depreciation for the year includes Translation Reserve of Rs.2.50 Thousand

D. **INVESTMENTS - LONG TERM (at cost)**

Name of the Company	Quantity in thousands	FV per unit (Rs.)	March 31, 2002	March 31, 2001
In Equity Shares of Subsidiary Company - Unquoted and fully paid up				
ICICI Securities Inc.	1,050.00	*	48,309.55	48,309.55
Total			48,309.55	48,309.55

* Face Value of US Dollar 1.00 per unit.

E. **CASH AND BANK BALANCES:**

	March 31, 2002	March 31, 2001
In Current Accounts with Banks	6,261.92	164.05
Total	6,261.92	164.05

F. **LOANS AND ADVANCES:**
(Unsecured and considered good unless otherwise stated)
Advances :
(Recoverable in cash or in kind or for value to be received)

Security Deposit for Leased Premises	96.62	330.07
Total	96.62	330.07

G. **CURRENT LIABILITIES AND PROVISIONS:**

Sundry Creditors for Expenses	14,193.46	7,860.76
Total	14,193.46	7,860.76

H. **OTHER INCOME:**

Miscellaneous Income	20,046.60	4,798.50
Total	20,046.60	4,798.50

I. **FINANCIAL CHARGES AND OPERATING EXPENSES:**

Bank Charges	131.27	0.04
Total	131.27	0.04

J. **PAYMENTS TO AND PROVISIONS FOR EMPLOYEES:**

Salaries, Wages and Incentive	8,452.56	703.60
Staff Welfare Expenses	1,527.36	274.20
Total	9,979.92	977.80

	March 31, 2002	(Rs. in '000s) March 31, 2001
K. ESTABLISHMENT AND OTHER EXPENSES:		
Rent and Amenities	1,788.36	802.12
Insurance	565.84	54.48
Travelling, Conveyance and Motor Car Expenses	1,355.37	2,367.53
Rates and Taxes	1,048.58	467.80
Communication Expenses	389.32	218.21
Printing and Stationery	42.54	2.63
Subscription and Periodicals	5.25	0.23
Professional Fees	2,825.53	7,641.06
Advertisement Expenses	96.40	—
Auditors' Remuneration	1,342.63	731.20
Miscellaneous Expenses	183.75	818.23
Total	9,643.57	13,103.49

L. NOTES FORMING PART OF THE ACCOUNTS AND ACCOUNTING POLICIES:

1. **Significant Accounting Policies:**

(i) **Method of Accounting**
The accounts are prepared in accordance with accounting principles generally accepted in India. The Company follows accrual method of accounting.

(ii) **Revenue Recognition**
In case of non-fund based activities such as issue management, loan syndication, financial advisory services etc., the revenue is recognized based on the stage of completion of assignments and the bills raised for the recovery of fees.

(iii) **Investments**
The Investments are shown in Balance Sheet at cost. In case of quoted investments, provision for diminution in value of investments is made, if such diminution is of a permanent nature in the opinion of management.

(iv) **Conversion to Indian Rupees**
For the purpose of the accounts during the year all income and expense items are converted at the average rate of exchange applicable for the year. All assets and liabilities are translated at the closing rate as on the Balance Sheet date. The exchange difference arising out of the year-end translation is being debited or credited to Translation Reserve.

The Equity Share Capital and Investments in subsidiary is carried forward at the rate of exchange prevailing on the transaction date. The resulting exchange difference on account of translation at the year-end are transferred to Translation Reserve account and the said account is being treated as "Reserves and Surplus"

(v) **Fixed Assets and Depreciation**
Fixed assets are stated at historical cost.

Depreciation on fixed assets is provided on written down value method at the rates which are equal or higher than the rates prescribed in Schedule XIV of the Companies Act, 1956. Such rates are fixed after considering applicable laws in the United States of America and management estimation of the useful life of the asset.

Depreciation of Assets	Estimated Life
Office Equipment and Computers	3 Years
Furniture and Fixtures	7 Years

(vi) **Deferred Tax**
The tax effects of significant temporary differences are reflected through a Deferred Tax Asset /Liability, which has been reflected in the Balance Sheet and the corresponding effect of the same is given in the Profit and Loss Account.

2. The Company is a wholly owned subsidiary of ICICI Securities and Finance Company Limited. The accounts have been prepared and audited to attach with the accounts of ICICI Securities and Finance Company Limited, the Holding Company, to comply with the provisions of the Indian Companies Act, 1956.

3. **Deferred Tax**
Deferred Tax asset resulting from accumulated losses have not been accounted because of uncertainty of availability of sufficient future taxable income.

4. For the purpose of conversion of the local currency (USD) into Indian Currency (Indian Rupees) the exchange rate applied is as per para (iv) of the accounting policies.

5. **Related Party Disclosures**
The Company being a finance company the transactions in the normal course of business have not been disclosed. The following are the details of transactions with related parties:

Name of the Related Party	Type of Transactions	(Rs. in '000s) Amount
ICICI Securities Inc. – Subsidiary Company	Advisory Services	20,046.60
ICICI Infotech Services Limited – Subsidiary of ICICI Limited	Establishment Expenses	1,501.98

6. For the purpose of comparison, figures for the previous year have been given, which have been regrouped/reclassified wherever necessary.

For and on behalf of the Board

Per our Report attached

For N.M. RAIJI & CO.
Chartered Accountants

J.M. GANDHI
Partner

Mumbai, April 22, 2002

SRIPAT PANDEY
President

NITIN JAIN
Director

ICICI Securities, Inc.

ICICI SECURITIES, INC.

2ND ANNUAL REPORT AND ACCOUNTS 2001-2002

Directors
Sripat Pandey, *President*
Meher Baburaj
Devesh Kumar
Nitin Jain

Auditors
N.M. Raiji & Co.
Chartered Accountants

Registered Office
1013 Centre Road
City of Wilmington
County of New Castle
Delaware 19805

directors' report

to the members

Your Directors have pleasure in presenting the Second audited Statement of Accounts of ICICI Securities, Inc. (the Company), for the year ended March 31, 2002.

FORMATION OF THE COMPANY AND OPERATIONS

The Company was formed to provide brokerage, research and investment banking services to investors in the United States of America (U.S.) who wish to invest in Indian financial market.

BUSINESS ENVIRONMENT

The Company started its operations during the year 2001-2002. Slowdown in the U.S. economy continued, which was further affected by the September 11 terrorist attack on the World Trade Centre. These two factors together had a negative impact on the business environment. The Information and Technology (IT) sector in particular has been worst hit, affecting the Indian IT companies badly.

OVERALL PERFORMANCE

With start of its U.S. operations, the Company has become the only Indian Investment Bank to provide a complete range of investment banking services to its Indian and U.S. clients. The Company generated revenue of Rs.7.85 million for the year.

PRIMARY MARKET

The number of listings in the U.S. by Indian companies came down significantly during the year. Despite this, the Company advised Mahanagar Telephone Nigam Limited, on conversion of its Global Depository Receipt (GDR) to American Depository Receipt (ADR), and on its ADR listing.

INVESTMENT BANKING

The Company represented some of its Indian clients in the acquisition of strategic stakes in U.S. companies. However, deal closure is taking more than normal time due to the adverse business environment.

EQUITIES

The Company started its equity broking business for institutional clients and has been able to get business from some clients.

THE YEAR AHEAD

The outlook for the US economy is improving and we expect the investment banking activity to increase in the financial year 2002-2003. The Company is well placed to exploit opportunities created by the improving economic conditions.

DIRECTORS

Meher Baburaj resigned as the President of the Company with effect from December 3, 2001 and Amit Tandon resigned as a Director of the Company with effect from September 28, 2001. The Board places on record its appreciation of the valuable contribution made by them during their tenure as President and Director respectively. Meher Baburaj, however, continues to be a Director of the Company.

Sripat Pandey was appointed as the President in place of Meher Baburaj with effect from December 3, 2001. Nitin Jain was appointed as a Director with effect from December 3, 2001.

AUDITORS

The Auditors, M/s. N.M. Raiji & Co., Chartered Accountants, Mumbai, appointed pursuant to the provisions of the Companies Act, 1956, will retire at the ensuing Annual General Meeting. The Board at its meeting held on April 22, 2002, has proposed their re-appointment as Auditors of the Company for the financial year 2002-2003. You are requested to consider their re-appointment.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors confirm:

1. that in preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanations relating to material departures;
2. that the Directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;
3. that the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities, and;
4. that the Directors had prepared the annual accounts on a going concern basis.

For and on behalf of the Board

SRIPAT PANDEY
President

Mumbai, April 22, 2002

auditors' report

ICICI Securities, Inc.

to the members of ICICI Securities, INC.

We have audited the attached Balance Sheet of ICICI SECURITIES, INC. as at March 31, 2002 and the annexed Profit and Loss Account for the year ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

(1) As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 issued by the Company Law Board in terms of Section 227(4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in the said Order to the extent applicable to the Company.

(2) Further to our comments in the Annexure referred to in paragraph (1) above:

(a) we have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purpose of our audit;

(b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of the books;

(c) the Balance Sheet and Profit and Loss Account dealt with by this Report are in agreement with the books of account of the Company;

(d) in our opinion, the Balance Sheet and Profit and Loss Account dealt with by this report are in compliance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956 and are in agreement with the books of account;

(e) On the basis of written representations received from the Directors, we report that none of the Directors is disqualified as on March 31, 2002, from being appointed as a Director u/s 274(1)(g) of the Companies Act, 1956.

(f) in our opinion, to the best of our information and according to the explanations given to us, the said accounts read with the notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view:

(i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2002; and

(ii) in the case of the Profit and Loss Account, of the loss for the year ended on that date.

For N. M. RAIJI & CO.
Chartered Accountants

J. M. GANDHI
Partner

Mumbai, April 22, 2002

annexure

to the Auditors' Report

1. In our opinion, clauses of Manufacturing and Other Companies (Auditor's Report) Order, 1988, numbering (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (xi), (xii), (xiii), (xiv), (xvi), (xvii), (xviii) and (xx) are not applicable for the current year.

2. The Company has an adequate internal control procedure commensurate with the size of the Company and the nature of its business in respect of purchase and sale of assets and services.

3. During the year there is no internal audit system for the Company. In the opinion of the management, considering the size of operations and the structure of the Company, internal audit system is not required.

4. During the course of our examination of the books of account and according to the information and explanations given to us, no personal expenses of employees or directors have been charged to revenue account, other than those payable under contractual obligations or in accordance with generally accepted business practice.

5. In respect of services activities:

(a) the system of allocating man-hours utilized to the relative jobs, is not yet formalised;

(b) there is a reasonable system of authorisation at proper levels and adequate system of internal control commensurate with the size of the Company and nature of its business.

For N. M. RAIJI & CO.
Chartered Accountants

J. M. GANDHI
Partner

Mumbai, April 22, 2002

balance sheet

as at March 31, 2002

	Schedule		(Rs. in '000s)	March 31, 2001
SOURCES OF FUNDS				
Shareholders' Funds				
A. Share Capital	A		48,309.55	*48,309.55*
B. Reserves and Surplus	B		(15,788.55)	*(3,379.02)*
			32,521.00	*44,930.53*
APPLICATION OF FUNDS				
Current Assets, Loans and Advances				
A. Current Assets -				
(a) Interest Accrued	C	—		*77.20*
(b) Sundry Debtors	D	315.20		*—*
(c) Cash and Bank Balances	E	7,784.54		*5,230.00*
B. Loans and Advances	F	26,325.51		*39,623.33*
		34,425.25		*44,930.53*
Less: Current Liabilities and Provisions :	G	1,904.25		*—*
NET CURRENT ASSETS			32,521.00	*44,930.53*
			32,521.00	*44,930.53*
Notes forming part of the Accounts and Accounting Policies	L			

Per our Report attached
For N.M. RAIJI & CO.
Chartered Accountants

J. M. GANDHI
Partner

Mumbai, April 22, 2002

For and on behalf of the Board

SRIPAT PANDEY
President

DEVESH KUMAR
Director

profit and loss account

for the year ended March 31, 2002

	Schedule		(Rs. in '000s)	March 31, 2001
Income from Operations				
(a) Income from Services	H	6,994.02		*—*
(b) Interest Income	I	854.18		*1,233.66*
			7,848.20	*1,233.66*
Less: Operating Expenditure Financial Charges and Operating Expenses	J		29.51	*4.57*
			7,818.69	*1,229.09*
Expenditure				
Less: Administrative Expenditure – Establishment and Other Expenses	K		22,011.05	*5,170.22*
Profit before Taxation			(14,192.36)	*(3,941.13)*
Less: Provision for Taxation			—	*—*
Profit After Taxation			(14,192.36)	*(3,941.13)*
Brought forward from previous years			(3,941.13)	*—*
Amount available for appropriations			(18,133.49)	*(3,941.13)*
Balance carried to Balance Sheet			(18,133.49)	*(3,941.13)*
Notes forming part of the Accounts and Accounting Policies	L			

Per our Report attached
For N.M. RAIJI & CO.
Chartered Accountants

J. M. GANDHI
Partner

Mumbai, April 22, 2002

For and on behalf of the Board

SRIPAT PANDEY
President

DEVESH KUMAR
Director

schedules

	(Rs. in '000s)	March 31, 2001
SCHEDULE "A" – SHARE CAPITAL :		
Authorized:		
10,000,000 Equity Shares of USD 1 each		
Issued, Subscribed and Paid Up:		
Common stock, USD1 par value; 1,050,000 shares authorised	48,309.55	*48,309.55*
SCHEDULE "B" – RESERVES AND SURPLUS:		
Profit and Loss Account	(18,133.49)	*(3,941.13)*
Translation Reserve	2,344.94	*562.11*
Total	(15,788.55)	*(3,379.02)*
SCHEDULE "C" – INTEREST ACCRUED:		
On Loans and Advances	—	*77.20*
	—	*77.20*

(Rs. in '000s)		March 31, 2001
SCHEDULE "D" – SUNDRY DEBTORS (Unsecured):		
Receivables outstanding for a period not less than six months (considered good)	315.20	—
Total	315.20	—
SCHEDULE "E" – CASH AND BANK BALANCES:		
In Current Accounts with Banks	7,784.54	5,230.00
Total	7,784.54	5,230.00
SCHEDULE "F" – LOANS AND ADVANCES: (Unsecured and considered good unless otherwise stated)		
(A) Loans:		
Commercial Paper	17,080.00	37,296.00
Total (A)	17,080.00	37,296.00
(B) Advances: (Recoverable in cash or in kind or for value to be received)		
Other Advances and Deposits	9,245.51	2,327.33
Total (B)	9,245.51	2,327.33
Total (A)+(B)	26,325.51	39,623.33
SCHEDULE "G" – CURRENT LIABILITIES:		
Sundry Creditors for Expenses	1,904.25	—
Total	1,904.25	—
SCHEDULE "H" – INCOME FROM SERVICES:		
Financial Advisory Services	6,994.02	—
Total	6,994.02	—
SCHEDULE "I" – INTEREST INCOME:		
Interest on Other Loans and Advances	854.18	1,233.66
Total	854.18	1,233.66
SCHEDULE "J" – FINANCIAL CHARGES AND OPERATING EXPENSES:		
Bank Charges	29.51	4.57
Total	29.51	4.57
SCHEDULE "K" – ESTABLISHMENT AND OTHER EXPENSES:		
Rates and Taxes	101.95	360.26
Communication Expenses	—	11.46
Professional Fees	1,837.50	—
Auditors' Remuneration	25.00	—
Miscellaneous Expenses	20,046.60	4,798.50
Total	22,011.05	5,170.22

SCHEDULE "L" – NOTES FORMING PART OF THE ACCOUNTS AND ACCOUNTING POLICIES:

1. **Significant Accounting Policies:**

(i) **Method of Accounting**

The accounts are prepared in accordance with accounting principles generally accepted in India. The Company follows accrual method of accounting.

(ii) **Revenue Recognition**

In case of non-fund based activities such as issue management, loan syndication, financial advisory services etc., the revenue is recognised based on the stage of completion of assignments and the bills raised for the recovery of fees.

(iii) **Conversion to Indian Rupees**

For the purpose of the accounts during the year all income and expense items are converted at the average rate of exchange applicable for the year. All assets and liabilities are translated at the closing rate as on the Balance Sheet date. The exchange difference arising out of the year-end translation is being debited or credited to Translation Reserve.

The Equity Share Capital is carried forward at the rate of exchange prevailing on the transaction date. The resulting exchange difference on account of translation at the year-end are transferred to Translation Reserve Account and the said account is being treated as "Reserves and Surplus".

(iv) **Deferred Tax**

The tax effects of significant temporary differences are reflected through a Deferred Tax Asset /Liability, which has been reflected in the Balance Sheet and the corresponding effect of the same is given in the Profit and Loss Account.

2. The Company is a wholly owned subsidiary of ICICI Securities Holdings Inc. The accounts have been prepared and audited to attach with the accounts of ICICI Securities and Finance Company Limited, the Holding Company, to comply with the provisions of the Indian Companies Act, 1956.

3. **Deferred Tax**

Deferred Tax asset resulting from accumulated losses have not been accounted because of uncertainty of availability of sufficient future taxable income.

4. For the purpose of conversion of the local currency (USD) into Indian Currency (Indian Rupees) the exchange rate applied is as per para (iii) of the accounting policies.

5. **Related Party Disclosures**

The following are the details of transactions with related parties:

(Rs. in '000s)

Name of the Related Party	Type of Transactions	Amount
ICICI Securities and Finance Company Limited – The Holding Company	Professional Fees	1,837.50
ICICI Securities Holdings Inc. – The Holding Company	Establishment Expenses	20,046.60
ICICI Brokerage Services Limited – Subsidiary of ICICI Securities and Finance Company Limited	Brokerage Expenses	308.28

6. For the purpose of comparison, figures for the previous year have been given, which have been regrouped/reclassified wherever necessary.

Signatures to Schedules A to L

Per our Report attached For N.M. RAIJI & CO. *Chartered Accountants*	For and on behalf of the Board
J. M. GANDHI *Partner*	SRIPAT PANDEY *President*
Mumbai, April 22, 2002	DEVESH KUMAR *Director*

ICICI Venture

ICICI VENTURE FUNDS MANAGEMENT COMPANY LIMITED

14TH ANNUAL REPORT AND ACCOUNTS 2001-2002

Directors
K.V. Kamath *Chairman*
Balu Doraiswamy
Dr. K. Anji Reddy
Gopal Srinivasan
Kalpana Morparia
Lalita D. Gupte
Rajeev Chandrasekhar
R. Rajamani
S. Mukherji
Renuka Ramnath *Managing Director & CEO*

Auditors
S.B. Billimoria & Co.
Chartered Accountants
Bangalore

Registered Office
4th Floor, Raheja Plaza
17, Commissariat Road
Bangalore 560 025

Regional Office
ICICI Towers
8th Floor, South Tower
Bandra-Kurla Complex
Mumbai - 400 051

directors' report

to the members

Your Directors have pleasure in presenting the Fourteenth Annual Report on the business and operations of your Company together with the Statement of Accounts for the year ended March 31, 2002.

FINANCIAL REVIEW

(Rs. in Million)

	2001-02	2000-01
Profit before taxation	**89.52**	*184.73*
Provision for Income Tax	**30.00**	*80.20*
Provision for Deferred Tax	**3.77**	—
Profit after taxation	**55.75**	*104.53*
Balance of Profit and Loss Account brought forward from the previous year	**47.41**	*134.73*
Disposable Profits	**103.16**	*239.26*
Appropriations :		
Statutory Reserve	**11.15**	*20.91*
General Reserve	**5.57**	*10.45*
Proposed Dividend	**61.25**	—
Interim Dividend	—	*131.25*
Tax on Dividend	—	*29.24*
Balance Carried forward to next year	**25.19**	*47.41*
	103.16	*239.26*

ANALYSIS OF FINANCIAL PERFORMANCE

(a) Revenue analysis:

There are essentially three revenue streams for an Asset Management Company ("AMC") - Management Fees, Carried Interest and Income from Treasury Operations.

The Management Fees is directly linked to the Assets Under Management ("AUM") and builds up only when there is increase in the AUM. As investments are sold (i.e. AUM sees a decline), the Management Fees also sees a decline as it gets paid only on the capital outstanding. For the current year, the AUM of ICICI Venture increased only towards the end of the year. However, investments were successfully sold during the year resulting in an overall impact of decreasing the Fee income to Rs. 177.26 million from Rs. 245.49 million.

Carried Interest is paid to the AMC only when the Capital Committed and the Preferred Rate of Return are returned to the investors after actual divestment has been done. Successful divestment results from planning and timely execution of sales supported by a buoyant equity market and bullish business environment. During the year, ICICI Venture was instrumental in executing some successful exits that resulted in return of cash to investors across its Funds. However, considering that a large portion of the current portfolio is invested in young companies, the exits are expected after a couple of years.

ICICI Venture adopted a conservative strategy of deploying its treasury funds only in safe and liquid investments, and stayed away from securities trading during the year. This strategy clearly helped ensure moderate returns on treasury funds in an otherwise volatile market.

(b) Expense analysis:

During the year under review, the expenses, excluding depreciation stood at Rs. 100.16 million compared to Rs. 163.68 million for the previous year. It is noteworthy that expenses were kept under control and were distinctly lower in the current year than in the previous year. As there was no major capital expenditure during the year, the depreciation charges were stable at Rs. 13.43 million as against Rs. 13.63 million during the previous year.

The profit before tax for the year under review was Rs. 89.52 million as against Rs. 184.73 million. After providing for tax including deferred tax for the current year as required by Accounting Standard 22, the Company's profit after tax is Rs. 55.75 million. Earnings Per Share as computed under Accounting Standard 20, is Rs. 18.20 per share.

Profit available for disposal, after taking into account the profit of Rs. 47.41 million brought forward from the previous year is Rs. 103.16 million.

Transfers to Statutory Reserve and General Reserve were Rs. 11.15 million and Rs. 5.57 million respectively.

For the year under review, Rs. 16 million was utilized for repayment of an interest free loan from ICICI Limited. In addition to the existing loan, the Company obtained a short term interest free loan of Rs. 206.67 million from ICICI Limited. This was utilised for acquiring foreign securities amounting to Rs. 206.67 million.

(c) Dividend:

Your Directors are pleased to recommend a dividend of 200% (Pro-rata) amounting to Rs. 61.25 million.

(d) Merger with ICICI Econet Limited:

Consequent to the merger of ICICI Econet Limited, a wholly owned subsidiary of ICICI Limited with the Company on October 1, 2001, the Company issued 125,000 shares of Rs. 10/- each to the shareholders of ICICI Econet Limited which are in pari passu to the existing equity shares of the Company except that the dividend on these shares for the current year alone shall be prorated.

In addition to the transfers to the reserves, the merger with ICICI Econet Limited created a one time free reserve of Rs. 47.94 million.

BUSINESS OF ICICI VENTURE

ICICI Venture specializes in making equity investments spanning a company's business lifecycle, from Venture Capital (VC) to Private Equity (PE) with an ultimate aim of generating superior financial returns for its investors. It is the equity investment arm of ICICI Bank.

The VC business of ICICI Venture has from its onset made funds available for financing of new or expanding privately held business ventures and has hence contributed significantly to the growing enterprise in the country. What distinguishes this business from other forms of financing is that in addition to finance, the Venture Capital firm (i.e. ICICI Venture) also provides business skills and plays a more "hands-on" role in the investee company. The investment is typically long-term, carries a certain amount of risk and comprises largely of a portfolio of unlisted, young companies. It has been historically seen that companies funded by VCs perform better due to more motivated management who are conscious of shareholder value.

The other activity of providing capital to enterprises for planning or funding expansions, diversifications, management buy-outs, buy-ins, etc. is termed as Private Equity (PE).

The return expectations between VC and PE are different. Whereas the appeal of VC investments is emphasized by super-normal returns through skilled investment in young companies, private equity investment is seen to generate a premium return compared to investment in public markets as a compensation for increased risk and illiquidity.

Your Company has been India's oldest and amongst the more successful firms in India, in both VC and PE investing. Over the last 13 years, ICICI Venture launched and managed 11 Funds. Each Fund had a distinct investment theme that ensured that we use expertise and focus in our investment decisions and strategy. As a result, we have had the opportunity to build a highly envied portfolio comprising of companies in software, pharmaceutical and retail sectors. Some of the best-known and man aged companies of today in India had the ICICI Venture advantage when they started. Today, the industry acknowledges our leadership position in retail and biotechnology - ICICI Venture having invested in market leaders in both the sectors. Our investors acknowledge this too. We continue to perform well with our Funds, but could have clearly done better on averages had the internet and technology meltdown not happened in the year 2000. Your Company has a portfolio, modest in size fortunately, invested in Internet and IT, that has been written down in the best interests of the investors. In adversity always lies an opportunity. The downturn helped us completely refocus and reshape ourselves to ensure maximum value extraction from the whole portfolio.

Having built a solid track record in investing as well as managing large funds, we are now poised for quantum growth in our business. Requirements from investors necessitated that we structure ourselves optimally to serve the best interests of Funds being managed. Accordingly, we have consolidated our learning and experience in VC and PE and restructured the organization to focus on these products independently through distinct teams.

THE YEAR IN RETROSPECT

During the year, ICICI Venture has successfully laid the foundation to emerge as one of the most successful private equity players in India. Through a series of strategic measures, the Company has been modeled on the lines of international private equity players and is on a sound platform to gain a dominant presence in VC and PE business in the current year.

Every aspect of the organisation including its structure, people and processes was critically looked at and benchmarked with global best practices. The Company also retained McKinsey & Company Inc. to advice on global best practices and strategy.

The Company focussed on realising value in each of its portfolio companies in a manner that maximised gains or minimised losses. This was achieved through consolidation within the portfolio, proactive exits, additional funding support, etc. The Company also internally reorganized itself to create two separate teams - one to manage past funds and the other to build sector expertise and identify attractive investment opportunities in private equity. Special emphasis was put on managing investor expectations in terms of timely reporting, transparency, audit, etc.

These efforts have been applauded both by domestic and international investors. Reckoned as a pioneer for Venture Capital in India, the opportunity and timing today is right for ICICI Venture to affirm its presence in PE as well. During the year, the Company initiated fund raising for a Rs. 7.5 bn India Advantage Fund. The Fund's investment philosophy is to pursue transactions with established companies that are leaders (or potential leaders) in their respective markets where there is a clear proposition for value creation. The Fund will provide expansion capital, acquisition finance and funding for buy-out of restructured assets / spin-offs. The Fund also intends to selectively pursue opportunities arising out of Privatization initiative of the Government.

The Fund is expected to achieve its first closing by September 2002.

PORTFOLIO STRATEGY

(a) **Portfolio snapshot**

During the year, ICICI Venture was Manager / Advisor to the following Funds:

(Rs. in million)

Legacy year	Funds	Capital Commitments
1990	Vecaus II	1000
1994	Vecaus I (R)	1500
1997	ICICI Software Fund	273
1997	TCW/ICICI Offshore Funds	2463
1997	ICICI Private Equity Fund	31
1999	ICICI Structured Products Fund	1000
2000	ICICI Equity Fund	6500
2000	ICICI Information Technology Fund	4155
2000	ICICI Technology Incubator Fund	220
2000	ICICI Econet Internet and Technology Fund	1000
	TOTAL	18142

(b) **Portfolio strategy and organisation**

In order to ensure maximum benefit to the portfolio, a separate team was dedicated to manage all the investments of the past portfolio. The team's core skills in structuring, negotiation and investment management were well aligned with the intended focus. The team is building a high degree of knowledge and network in specific industries and is focussing specifically on value addition in the portfolio companies.

The above approach has clearly set a sound platform for all portfolio companies being managed by ICICI Venture. We are confident that this strategy will reap rich benefits in the coming years - by delivering superior returns to investors in various Funds.

(c) **Summary Fund Performance**

Despite constraining market factors, ICICI Venture delivered outstanding performance, both in terms of returning monies to its investors as well as managing and developing portfolio companies.

A relentless focus on divestments ensured that we could successfully exit from over 27 companies realising an aggregate of Rs. 483 mn in cash flows. This is impressive performance, when viewed in the context of the prevailing market environment.

During the year, several portfolio companies also witnessed successful operations and reported higher earnings. This was possible because of the constant thrust of value creation by ICICI Venture encompassing all areas of a company's operations, including cost reduction, internal rationalisation, strengthening of management teams, synergistic acquisitions and capital management.

(d) **Consolidation Strategy**

During the year, ICICI Venture also embarked on an initiative to consolidate certain Funds, in order to enhance organisational efficiency and enables effective tracking and monitoring of the portfolio.

OUTLOOK

A successful VC and PE practice is one that ensures continuity (and a lower degree of volatility) of annual cash flows to the Asset Management Company (AMC). A large part of our revenue is derived from the Carried Interest, which is a function of the returns generated by funds, number and nature of Funds being managed and the profitable exits during the year. The timing of Carried Interest of any Fund is determined by the nature of the Fund (i.e. VC or PE) and the timing of investments. For example, a Venture Capital Fund has an exit timetable that is far different from a PE Fund. Further, the volatility and cyclicality of the market will have the tendency to produce a year of plenty followed with perhaps a year(s) of scarcity, in terms of returns on a Fund.

Your Company's strategy to create a dominant presence across VC and PE will result in delivering a superior stream of cash flows to its shareholders.

Keeping in mind its past performance and its strengths, ICICI Venture has now identified niche areas for investment to capitalise on current market opportunities. The launch of the India Advantage Fund, targeted towards expansion, restructuring and buy out financing as well as privatization is set to establish ICICI Venture as a pre-eminent private equity player in the marketplace. Simultaneously, ICICI Venture is working aggressively towards building a viable and robust plan for its VC business.

While it is currently focussing on VC and PE, it is making sustained efforts to identify new market opportunities and new means of providing finance for companies. Given that ICICI Venture is the singular equity arm of ICICI, it will be able to capitalise on the strengths of the ICICI Bank Group to establish a leadership presence across all stages of investment.

Further, its continued focus on value enhancement and extraction from its existing portfolio will yield superior results in the coming years.

ICICI Venture remains committed to being the preferred private equity partner to businesses in India, fulfilling equity needs at all stages of a company lifecycle.

PUBLIC DEPOSITS

During the year under review, the Company has not accepted any deposit under Section 58-A of the Companies Act, 1956.

DIRECTORS

Balu Doraisamy has been appointed as Director of the Company with effect from July 21, 2001 in the casual vacancy created by the resignation of S. H. Bhojani. Balu Doraisamy shall hold office up to the date that S.H. Bhojani would have held, had he not vacated the office.

Kalpana Morparia has been appointed as Additional Director of the Company with effect from April 23, 2002. Kalpana Morparia holds office up to the forthcoming Annual General Meeting of the Company as per the provisions of Section 260 of the Companies Act, 1956 and is eligible for appointment.

R. Rajamani has been appointed as Additional Director of the Company with effect from April 23, 2002. R Rajamani holds office up to the forthcoming Annual General Meeting of the Company as per the provisions of Section 260 of the Companies Act, 1956 and is eligible for appointment.

In terms of the Articles of Association of the Company, Gopal Srinivasan, K. V. Kamath and Lalita D Gupte, Directors of the Company would retire at the forthcoming Annual General Meeting of the Company and, being eligible, offer themselves for reappointment.

It is proposed that Renuka Ramnath, Managing Director & CEO, be reappointed for a period of five years with effect from April 1, 2002. It is also proposed that she be paid remuneration from the Company subject to your approval and the approval of the Central Government on the terms approved by the Board of Directors.

CORPORATE GOVERNANCE

Your Company adopts and follows the best principles of Corporate Governance. Corporate Governance is not just restricted to ensuring compliance with regulatory requirements but also meeting the highest standards of transparency, accountability and integrity in respect of all its transactions. Your Company has in place clear processes and well-defined roles and responsibilities for people at various levels. This, along with robust internal information systems, ensures appropriate information flow to facilitate monitoring. Adherence to processes is ensured through internal audits.

Your Company has also constituted an Audit Committee though not mandatory under the provisions of the Companies Act, 1956. The Audit Committee comprised of Gopal Srinivasan, S. Mukherji and Renuka Ramnath and will discharge the functions under Section 292A of the Companies Act, 1956.

AUDITORS

M/s. S. B. Billimoria & Company, Chartered Accountants, Bangalore, retire at the ensuing Annual General Meeting. The Board at its meeting held on April 23, 2002 has proposed their appointment as Auditors to audit the accounts of the Company for the financial year ending March 31, 2003. You are requested to consider their appointment.

FOREIGN EXCHANGE EARNINGS AND EXPENDITURE

The Foreign Exchange Earnings during the year under review amounted to Rs. 39.02 million. Expenditure in foreign currency amounted to Rs. 1.25 million.

PERSONNEL AND OTHER MATTERS

Information required to be disclosed in accordance with Section 217 (2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, as amended, forming part of the Directors' Report for the year ended March 31, 2002 is enclosed as an Annexure to this Report.

Since your Company does not own any manufacturing facility, the disclosure of information on other matters required to be disclosed in terms of Section 217 (1) (e) of the Companies Act, 1956 read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, are not applicable and hence have not been given.

EMPLOYEE STOCK OPTION SCHEME (ESOS)

The Shareholders of the Company approved the Employee Stock Option Scheme (ESOS) on October 13, 2000. The Directors at the Board Meeting dated January 23, 2002, recommended the withdrawal of the ESOS. Subsequently, at the Extraordinary General Meeting, on February 25, 2002, the said scheme was withdrawn. The Board felt that an appropriate scheme of incentivization to reward employees has to be developed that will reflect the value created in portfolio companies and the value built in the AMC for the shareholders.

DIRECTORS RESPONSIBILITY STATEMENT

The Directors confirm:

1. that in the preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanation relating to material departures;
2. that the Directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for that period;
3. that the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities and;
4. that the Directors had prepared the annual accounts on a going concern basis.

ACKNOWLEDGEMENTS

Your Directors wish to place on record their appreciation for the dedication, and hard work put in by the employees of the company. Relationship with the shareholders, government, regulatory authorities and clients remained excellent

Your Directors are grateful for the support extended by them and look forward to receiving their continued support and commitment.

Your Directors also wish to thank the investors in the Funds managed and advised for their continued support to the Company.

For and on behalf of the Board of Directors

K.V. KAMATH
Chairman

Mumbai
April 23, 2002

auditors' report

to the members of ICICI Venture Funds Management Company Limited

We have audited the attached Balance Sheet of ICICI VENTURE FUNDS MANAGEMENT COMPANY LIMITED as at March 31, 2002 and also the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.

2. Further to our comments in the Annexure referred to in paragraph 1 above, we report that:

   (i) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (ii) in our opinion, proper books of account as required by law have been kept by the Company, so far as appears from our examination of those books;

   (iii) the Balance Sheet and the Profit and Loss Account dealt with by this report are in agreement with the books of account;

   (iv) in our opinion, the Balance Sheet and the Profit and Loss Account dealt with by this report comply with the accounting standards referred to in Sub-section (3C) of Section 211 of the Companies Act, 1956;

   (v) on the basis of the written representations received from the directors, as on March 31, 2002 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2002 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956;

   (vi) in our opinion and to the best of our information and according to the explanations given to us, the said Accounts read together with the notes thereon, give the information required by the Companies Act, 1956, in the manner so required, and give a true and fair view in conformity with the accounting principles generally accepted in India:

   (a) in the Balance Sheet, of the state of affairs of the Company as at March 31, 2002; and

   (b) in case of the Profit and Loss Account, of the profit for the year ended March 31, 2002.

For S.B. BILLIMORIA & CO.
Chartered Accountants

UDAYAN SEN
Partner

Bangalore, April 24, 2002

annexure to auditors' report

referred to in paragraph (1) of our report of even date

1. The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets. The Company has a programme of physically verifying all fixed assets, other than leased assets, in a year, which, according to us, is reasonable. The said fixed assets have accordingly been verified by the management. No material discrepancies have been noticed on such physical verification.

   In respect of the leased assets, the Company has generally adopted a procedure of calling for confirmation letters from the respective lessees regarding the existence and condition of the assets. Where no confirmation has been received from any lessee for two consecutive years, the procedure provides for physical verification of the respective assets to be carried out by the management in the following year. The above procedure is considered reasonable, taking into account the constraints in arranging for physical verification of the assets located at the premises of the various lessees.

2. The fixed assets of the Company have not been revalued during the year.

3. In our opinion and as per the information and explanations given to us, the terms and conditions on which the Company has taken loans from companies, firms, or other parties listed in the registers maintained under Section 301 of the Companies Act, 1956 are not prima facie prejudicial to the interests of the Company. We are informed that there are no Companies under the same management within the meaning of Section 370 (1B) of the Companies Act, 1956.

4. The Company has not granted any loans, secured or unsecured to Companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956. We are informed that there are no Companies under the same management within the meaning of Section 370 (1B) of the Companies Act, 1956.

5. In respect of loans given by the Company, and considered good, parties have generally repaid the principal amounts as stipulated and have also generally been regular in the payment of interest.

   In cases where instalments of principal and/or interest are not received, it is the practice of the Company to review the operations of the borrower and on the basis of such review, to take such steps as are considered appropriate in the circumstances, having regard to the overall objectives of the Company. In our opinion, the steps taken by the Company are reasonable having regard to the nature of business of the Company.

6. In our opinion and according to the information and explanations given to us, there are reasonable internal control procedures commensurate with the size of the Company and the nature of its business with regard to the purchase of the plant and machinery, equipment and other assets.

7. There were no purchase of goods and materials or sale of goods, materials and services in excess of Rs.50,000 in value for each type from firms, companies or other parties entered in the Registers maintained under Section 301 of the Companies Act, 1956.

8. The Company has not accepted any deposits from the public.

9. In our opinion, the Company has an internal audit system commensurate with the size of the Company and nature of its business.

10. According to the records of the Company, Provident Fund dues have been generally regularly deposited with the appropriate authorities during the year. According to the information and explanations given to us, the Employees State Insurance Act, 1948 is not applicable to the Company.

11. According to information and explanations given to us, no undisputed amounts payable in respect of income tax, wealth tax, sales tax, customs duty and excise duty were outstanding as at March 31, 2002, for a period of more than six months from the date they became payable.

12. According to the information and explanations received by us and the records of the Company examined by us, no personal expenses have been charged to the revenue account other than those payable under contractual obligations or in accordance with generally accepted business practice.

13. The Company has maintained proper records of the investments made in shares, securities, etc. The investments are held in the name of the Company.

For S.B. BILLIMORIA & CO.
Chartered Accountants

UDAYAN SEN
Partner

Bangalore, April 24, 2002

(Rs. in '000s)

SCHEDULE V

INVESTMENTS (at cost)	474,641.07	96,577.00
Less : Provision for diminution in value of investments	316.52	1,553.29
Total	474,324.55	95,023.71

NOTES TO SCHEDULE V

Particulars	As at March 31, 2002 Number	Face Value Rs. (per unit)	Cost	As at March 31, 2001 Number	Face Value Rs. (per unit)	Cost
NON TRADE INVESTMENTS						
INVESTMENTS						
I. **Long-term**						
1. Industrial Development Bank of India 11.5% IDBI Bonds 2010 (Fifty-fifth Series)	—	—	9.00	—	—	9.00
2. Geometric Software Solutions India Limited Equity Shares of Rs. 10 each fully paid [(Shares purchased/acquired during the Year - Nil) *(Previous Year - Nil)*] [(Shares sold during the Year - 1,100) *(Previous Year - Nil)*]	—	—	—	1,100	10	330.00
3. Creative Eye Limited Equity Shares of Rs. 5 each fully paid [(Shares purchased/acquired during the Year - Nil) *(Previous Year - 100,000)*] [(Shares sold during the Year - Nil) *(Previous Year - Nil)*]	200,000	5	5,500.00	100,000	10	5,500.00
4. Baazee.com, Inc. Series B. Pref. Stock of USD 0.001 each fully paid [(Shares purchased/acquired during the Year - 255,102) *(Previous Year - Nil)*] [(Shares sold during the Year - Nil) *(Previous Year - Nil)*]	255,102	—	12,200.00	—	—	—
5. Baazee.com, Inc. Series C. Pref. Stock of USD 0.001 each fully paid [(Shares purchased/acquired during the Year - 392,928) *(Previous Year - Nil)*] [(Shares sold during the Year - Nil) *(Previous Year - Nil)*]	392,928	—	97,600.15	—	—	—
6. Powershare Inc. Series A. Pref. Stock of USD 0.01 each fully paid [(Shares purchased/acquired during the Year - 125,000) *(Previous Year - Nil)*] [(Shares sold during the Year - Nil) *(Previous Year - Nil)*]	125,000	—	24,400.00	—	—	—
7. Wafer Solutions Inc. Series B. Pref. Stock of USD 0.001 each fully paid [(Shares purchased/acquired during the Year - 2,970,000) *(Previous Year - Nil)*] [(Shares sold during the Year - Nil) *(Previous Year - Nil)*]	2,970,000	—	72,468.00	—	—	—
Total - (I)			212,177.15			5,839.00
II. **Current Investments (Quoted)**						
1. Television Eighteen India Limited Equity Shares of Rs.10 each fully paid [(Shares purchased/acquired during the Year - Nil) *(Previous Year - Nil)*] [(Shares sold during the Year - Nil) *(Previous Year - 800)*].	4,100	10	738.00	4,100	10	738.00
Total - (II)			738.00			738.00
III. **Current Investments (Unquoted)**						
1. Units of Prudential ICICI Liquid Plan	13,654,233	10	189,725.92	6,966,861	10	90,000.00
2. Units of Prudential ICICI Short-term Plan	2,000,000	10	20,000.00	—	—	—
3. Units of Templeton Floating Rate Income Fund	2,000,000	10	20,000.00	—	—	—
4. Units of J. M. High Liquidity Fund - Growth Plan	2,103,630	10	32,000.00	—	—	—
Total - (III)			261,725.92			90,000.00
Grand Total - (I)+(II)+(III)			474,641.07			96,577.00

SUMMARY	Current Year Rs.	Previous Year Rs.
Aggregate Value of Investments :		
Quoted	5,921.48	5,014.73
Unquoted	468,403.07	90,009.00

1) Investments have been classified as Long-term and Current Investments in accordance with Accounting Standard 13 issued by the Institute of Chartered Accountants of India.
2) Purchases of units of Mutual Funds held as Investments - 93,579,150 units amounting to (net of brokerage refunds) Rs. 1,283.66 million *(Previous Year - 114,078,844 units amounting to Rs. 1,547,290)*
3) Sales of units of Mutual Funds held as Investments - 80,788,146 units amounting to Rs. 1,124,400 *(Previous Year - 125,935,187 units amounting to Rs. 1,656,620)*
4) Market value of quoted Investments Rs. 5,940 *(Previous Year - Rs. 2,410)*.

auditors' report

to the members of ICICI Venture Funds Management Company Limited

We have audited the attached Balance Sheet of ICICI VENTURE FUNDS MANAGEMENT COMPANY LIMITED as at March 31, 2002 and also the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts, and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order;
2. Further to our comments in the Annexure referred to in paragraph 1 above, we report that:
   (i) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;
   (ii) in our opinion, proper books of account as required by law have been kept by the Company, so far as appears from our examination of those books;
   (iii) the Balance Sheet and the Profit and Loss Account dealt with by this report are in agreement with the books of account;
   (iv) in our opinion, the Balance Sheet and the Profit and Loss Account dealt with by this report comply with the accounting standards referred to in Sub-section (3C) of Section 211 of the Companies Act, 1956;
   (v) on the basis of the written representations received from the directors, as on March 31, 2002 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2002 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956;
   (vi) in our opinion and to the best of our information and according to the explanations given to us, the said Accounts read together with the notes thereon, give the information required by the Companies Act, 1956, in the manner so required, and give a true and fair view in conformity with the accounting principles generally accepted in India:
      (a) in the Balance Sheet, of the state of affairs of the Company as at March 31, 2002; and
      (b) in case of the Profit and Loss Account, of the profit for the year ended March 31, 2002.

For S.B. BILLIMORIA & CO.
Chartered Accountants

UDAYAN SEN
Partner

Bangalore, April 24, 2002

annexure to auditors' report

referred to in paragraph (1) of our report of even date

1. The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets. The Company has a programme of physically verifying all fixed assets, other than leased assets, in a year, which, according to us, is reasonable. The said fixed assets have accordingly been verified by the management. No material discrepancies have been noticed on such physical verification.

   In respect of the leased assets, the Company has generally adopted a procedure of calling for confirmation letters from the respective lessees regarding the existence and condition of the assets. Where no confirmation has been received from any lessee for two consecutive years, the procedure provides for physical verification of the respective assets to be carried out by the management in the following year. The above procedure is considered reasonable, taking into account the constraints in arranging for physical verification of the assets located at the premises of the various lessees.
2. The fixed assets of the Company have not been revalued during the year.
3. In our opinion and as per the information and explanations given to us, the terms and conditions on which the Company has taken loans from companies, firms, or other parties listed in the registers maintained under Section 301 of the Companies Act, 1956 are not prima facie prejudicial to the interests of the Company. We are informed that there are no Companies under the same management within the meaning of Section 370 (1B) of the Companies Act, 1956.
4. The Company has not granted any loans, secured or unsecured to Companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956. We are informed that there are no Companies under the same management within the meaning of Section 370 (1B) of the Companies Act, 1956.
5. In respect of loans given by the Company, and considered good, parties have generally repaid the principal amounts as stipulated and have also generally been regular in the payment of interest.

   In cases where instalments of principal and/or interest are not received, it is the practice of the Company to review the operations of the borrower and on the basis of such review, to take such steps as are considered appropriate in the circumstances, having regard to the overall objectives of the Company. In our opinion, the steps taken by the Company are reasonable having regard to the nature of business of the Company.
6. In our opinion and according to the information and explanations given to us, there are reasonable internal control procedures commensurate with the size of the Company and the nature of its business with regard to the purchase of the plant and machinery, equipment and other assets.
7. There were no purchase of goods and materials or sale of goods, materials and services in excess of Rs.50,000 in value for each type from firms, companies or other parties entered in the Registers maintained under Section 301 of the Companies Act, 1956.
8. The Company has not accepted any deposits from the public.
9. In our opinion, the Company has an internal audit system commensurate with the size of the Company and nature of its business.
10. According to the records of the Company, Provident Fund dues have been generally regularly deposited with the appropriate authorities during the year. According to the information and explanations given to us, the Employees State Insurance Act, 1948 is not applicable to the Company.
11. According to information and explanations given to us, no undisputed amounts payable in respect of income tax, wealth tax, sales tax, customs duty and excise duty were outstanding as at March 31, 2002, for a period of more than six months from the date they became payable.
12. According to the information and explanations received by us and the records of the Company examined by us, no personal expenses have been charged to the revenue account other than those payable under contractual obligations or in accordance with generally accepted business practice.
13. The Company has maintained proper records of the investments made in shares, securities, etc. The investments are held in the name of the Company.

For S.B. BILLIMORIA & CO.
Chartered Accountants

UDAYAN SEN
Partner

Bangalore, April 24, 2002

balance sheet profit and loss account

ICICI Venture

as at March 31, 2002

	Schedule		(Rs. in '000s)	March 31, 2001
SOURCES OF FUNDS				
Shareholders' Funds				
Share Capital	I	31,250.00		30,000.00
Reserves and Surplus	II	254,462.68		230,650.00
			285,712.68	260,650.00
Loan Funds	III			
Unsecured Loans			229,668.15	39,000.00
Deferred Tax Liability			21,741.05	—
Total			537,121.88	299,650.00
APPLICATION OF FUNDS				
Fixed Assets	IV			
Gross Block		166,167.53		169,730.00
Less: Depreciation and lease adjustment		48,194.40		45,630.00
Net Block			117,973.13	124,100.00
Investments	V		474,324.55	95,030.00
Current Assets, Loans and Advances	VI	86,649.26		120,210.00
Less: **Current Liabilities and Provisions**	VII	141,825.06		39,690.00
Net Current Assets			(55,175.80)	80,520.00
Total			537,121.88	299,650.00
Notes forming part of Accounts	XIII			
Accounting Policies	XIV			

for the year ended March 31, 2002

	Schedule	(Rs. in '000s)	March 31, 2001
INCOME			
Income from Operations	VIII	188,411.74	344,240.00
Profit on Sale of Investments (net)		12,416.15	—
Provisions Written back (net)		1,433.05	14,750.00
Other Income	IX	822.54	3,050.00
		203,083.48	362,040.00
EXPENDITURE			
Cost of Sales of Securities held as Stock-in-trade (See Note 8)		—	49,250.00
Staff Expenses (See Note 9)	X	45,533.99	31,030.00
Establishment Expenses	XI	18,768.98	10,270.00
Other Expenses	XII	35,855.63	63,130.00
Provision for Contingencies		—	10,000.00
Depreciation		13,427.77	13,630.00
		113,586.37	177,310.00
Profit before Taxation		89,497.11	184,730.00
Less: Provision for Current Tax (See Note 15)		30,000.00	80,200.00
Less: Provision for Deferred Tax (See Note 15)		3,767.21	—
Profit after Taxation		55,729.90	104,530.00
Add: Balance brought forward from previous year		47,410.00	134,730.00
DISPOSABLE PROFIT		103,139.90	239,260.00
APPROPRIATIONS			
Statutory Reserve (See Note 11)		11,146.00	20,910.00
General Reserve		5,573.00	10,450.00
Proposed Dividend		61,250.00	—
Interim Dividend		—	131,250.00
Tax on Interim Dividend		—	29,240.00
Balance carried to Balance Sheet		25,170.90	47,410.00
		103,139.90	239,260.00
Notes forming part of Accounts	XIII		
Accounting Policies	XIV		

As per our Report attached

For S.B. BILLIMORIA & CO.
Chartered Accountants

UDAYAN SEN
Partner

Bangalore, April 24, 2002

For ICICI VENTURE FUNDS MANAGEMENT COMPANY LIMITED

K.V. KAMATH
Chairman

LALITA D. GUPTE
Director

RENUKA RAMNATH
Managing Director & CEO

BEENA M. CHOTAI
Financial Controller

RAJESH B. GHONASGI
CFO & Company Secretary

Mumbai, April 23, 2002

	(Rs. in '000s)	March 31, 2001
SCHEDULE I		
SHARE CAPITAL [See Note 14 and 17 (a)]		
Authorised		
20,000,000 Equity Shares of Rs. 10 each	**200,000.00**	*200,000.00*
Issued, Subscribed and Paid-up		
3,125,000 Equity Shares of Rs.10 each (Previous year 3,000,000 Equity Shares of Rs. 10 each)	**31,250.00**	*30,000.00*
	31,250.00	*30,000.00*

Out of 3,125,000 Equity Shares issued by the Company, 3,124,880 Equity Shares (Previous Year 2,999,880) are held by ICICI Limited (the holding company).
(of the above, 125,000 shares have been issued as fully-paid, pursuant to a contract without payment being received in cash)

	Additions/ (deletions) during the year	Balance at March 31, 2002	*Balance at March 31, 2001*
SCHEDULE II			
RESERVES AND SURPLUS			
Statutory Reserve	**11,146.00**	**133,026.00**	*121,880.00*
General Reserve (See Note 15)	**104,322.96** **(117,361.19)**	**48,321.77**	*61,360.00*
Amalgamation Reserve (See Note 17 (c))	**47,944.01**	**47,944.01**	—
Surplus in Profit and Loss Account	**25,170.90** **(47,410.00)**	**25,170.90**	*47,410.00*
	23,812.68	**254,462.68**	*230,650.00*
	(55,956.82)	*230,633.28*	*286,590.10*

SCHEDULE III		
LOAN FUNDS		
Interest-free loan from ICICI Limited (Repayable within one year Rs. 16,000,000) *(Previous Year - Rs. 16,000,000)*	**23,000.00**	*39,000.00*
Short-term Loan (interest-free) from ICICI Limited (Repayable within one year - Rs. 206,668,146) (Previous Year - Nil)	**206,668.15**	—
	229,668.15	*39,000.00*

SCHEDULE IV

FIXED ASSETS (Rs. in '000s)

	Gross Block					Depreciation					Lease** Adj. Account up to March 31, 2002	Net Block	
	As at March 31, 2001	Additions	Transfers	Deductions	As at March 31, 2002	*As at March 31, 2001*	For the Year	Transfers	Depreciation withdrawn	As at March 31, 2002		As at March 31, 2002	*As at March 31, 2001*
ASSETS ON LEASE													
Vehicles	*1,200.00*	—	—	—	1,200.00	*1,190.36*	3.86	—	—	1,194.22	—	5.78	*9.64*
Plant and Machinery	*101,304.75*	—	—	11,266.91	90,037.84	*12,212.87*	5,289.17	—	3,214.00	14,288.04	6,561.29	69,188.51	*74,304.93*
Sub-Total - A	*102,504.75*	—	—	11,266.91	91,237.84	*13,403.23*	5,293.03	—	3,214.00	15,482.26	6,561.29	69,194.29	*74,314.57*
As at March 31, 2001					*102,504.75*					*13,403.23*	*14,786.95*	*74,314.57*	
OTHER ASSETS													
Building *	*21,622.98*	1,158.91	—	—	22,781.89	*5,275.85*	860.86	—	—	6,136.71	—	16,645.18	*16,347.12*
Equipment	*17,911.79*	1,896.14	579.27	495.05	19,892.15	*3,880.58*	2,155.94	77.83	266.61	5,847.74	—	14,044.41	*14,031.21*
Computers	*9,689.63*	1,666.29	2,979.27	64.00	14,271.19	*5,778.71*	2,387.13	1,071.50	61.11	9,176.23	—	5,094.96	*3,910.92*
Furniture and Fixtures	*12,242.98*	4,132.85	298.22	50.85	16,623.20	*1,954.67*	2,444.30	42.63	2.84	4,438.76	—	12,184.44	*10,288.30*
Vehicles	*1,935.25*	—	—	573.98	1,361.27	*544.26*	286.52	—	279.37	551.41	—	809.86	*1,391.00*
Sub-Total - B	*63,402.63*	8,854.19	3,856.76	1,183.88	74,929.70	*17,434.07*	8,134.75	1,191.96	609.93	26,150.85	—	48,778.85	*45,968.55*
Capital Advances - C	*3,823.84*	3,378.68	—	7,202.52	—	—	—	—	—	—	—		*3,823.84*
As at March 31, 2001					*63,402.63*					*17,434.07*		*45,968.55*	
Grand Total - (A)+(B)+(C)	*169,731.22*	12,232.87	3,856.76	19,653.31	166,167.54	*30,837.30*	13,427.78	1,191.96	3.823.93	41,633.11	6,561.29	117,973.14	*124,106.96*
As at March 31, 2001					*169,731.22*					*30,837.30*	*14,786.95*	*124,106.96*	

* Building acquired on long lease.
** Lease adjustment account is net of amounts withdrawn during the year and last year consequent to termination of leases.
*** Transfers represent the assets transferred from ICICI ECONET Limited, consequent to amalgamation with the Company.

(Rs. in '000s)

SCHEDULE V

INVESTMENTS (at cost)	474,641.07	96,577.00
Less : Provision for diminution in value of investments	316.52	1,553.29
Total	474,324.55	95,023.71

NOTES TO SCHEDULE V

Particulars	As at March 31, 2002 Number	As at March 31, 2002 Face Value Rs. (per unit)	As at March 31, 2002 Cost	As at March 31, 2001 Number	As at March 31, 2001 Face Value Rs. (per unit)	As at March 31, 2001 Cost
NON TRADE INVESTMENTS						
INVESTMENTS						
I. Long-term						
1. Industrial Development Bank of India 11.5% IDBI Bonds 2010 (Fifty-fifth Series)	—	—	9.00	—	—	9.00
2. Geometric Software Solutions India Limited Equity Shares of Rs. 10 each fully paid [(Shares purchased/acquired during the Year - Nil) *(Previous Year - Nil)*] [(Shares sold during the Year - 1,100) *(Previous Year - Nil)*]	—	—	—	1,100	10	330.00
3. Creative Eye Limited Equity Shares of Rs. 5 each fully paid [(Shares purchased/acquired during the Year - Nil) *(Previous Year - 100,000)*] [(Shares sold during the Year - Nil) *(Previous Year - Nil)*]	200,000	5	5,500.00	100,000	10	5,500.00
4. Baazee.com, Inc. Series B, Pref. Stock of USD 0.001 each fully paid [(Shares purchased/acquired during the Year - 255,102) *(Previous Year - Nil)*] [(Shares sold during the Year - Nil) *(Previous Year - Nil)*]	255,102	—	12,200.00	—	—	—
5. Baazee.com, Inc. Series C, Pref. Stock of USD 0.001 each fully paid [(Shares purchased/acquired during the Year - 392,928) *(Previous Year - Nil)*] [(Shares sold during the Year - Nil) *(Previous Year - Nil)*]	392,928	—	97,600.15	—	—	—
6. Powershare Inc. Series A, Pref. Stock of USD 0.01 each fully paid [(Shares purchased/acquired during the Year - 125,000) *(Previous Year - Nil)*] [(Shares sold during the Year - Nil) *(Previous Year - Nil)*]	125,000	—	24,400.00	—	—	—
7. Wafer Solutions Inc. Series B, Pref. Stock of USD 0.001 each fully paid [(Shares purchased/acquired during the Year - 2,970,000) *(Previous Year - Nil)*] [(Shares sold during the Year - Nil) *(Previous Year - Nil)*]	2,970,000	—	72,468.00	—	—	—
Total - (I)			212,177.15			5,839.00
II. Current Investments (Quoted)						
1. Television Eighteen India Limited Equity Shares of Rs.10 each fully paid [(Shares purchased/acquired during the Year - Nil) *(Previous Year - Nil)*] [(Shares sold during the Year - Nil) *(Previous Year - 800)*]	4,100	10	738.00	4,100	10	738.00
Total - (II)			738.00			738.00
III. Current Investments (Unquoted)						
1. Units of Prudential ICICI Liquid Plan	13,654,233	10	189,725.92	6,966,861	10	90,000.00
2. Units of Prudential ICICI Short-term Plan	2,000,000	10	20,000.00	—	—	—
3. Units of Templeton Floating Rate Income Fund	2,000,000	10	20,000.00	—	—	—
4. Units of J. M. High Liquidity Fund - Growth Plan	2,103,630	10	32,000.00	—	—	—
Total - (III)			261,725.92			90,000.00
Grand Total - (I)+(II)+(III)			474,641.07			96,577.00

SUMMARY	Current Year Rs.	Previous Year Rs.
Aggregate Value of Investments :		
Quoted	5,921.48	5,014.73
Unquoted	468,403.07	90,009.00

1) Investments have been classified as Long-term and Current Investments in accordance with Accounting Standard 13 issued by the Institute of Chartered Accountants of India.
2) Purchases of units of Mutual Funds held as Investments - 93,579,150 units amounting to (net of brokerage refunds) Rs. 1,283.66 million *(Previous Year - 114,078,844 units amounting to Rs. 1,547,290)*
3) Sales of units of Mutual Funds held as Investments - 80,788,146 units amounting to Rs. 1,124,400 *(Previous Year - 125,935,187 units amounting to Rs. 1,656,620)*
4) Market value of quoted Investments Rs. 5,940 *(Previous Year - Rs. 2,410)*.

		(Rs. in '000s)	March 31, 2001
SCHEDULE VI			
CURRENT ASSETS, LOANS AND ADVANCES			
Current Assets			
Accrued Interest		**1.46**	4,400.00
Sundry Debtors (unsecured)			
(i) Debts (considered good - outstanding for less than six months)	**12,762.62**		13,020.00
(ii) Debts (considered good - outstanding for more than six months)	**13,815.81**		8.000.00
(iii) Debts (considered doubtful)	**542.35**		540.00
Less: Provision for doubtful debts	**(542.35)**		(540.00)
		26,578.43	25.420.00
Cash		**16.34**	10.00
Balance with Scheduled Banks - Balance in Current Accounts		**18,860.93**	39,260.00
		45,457.16	64,690.00
Loans and Advances			
- Loans to Staff		**4,424.39**	5,890.00
- Other Loans		**23,304.55**	43,300.00
Advance tax and tax deducted at source (Net of provisions)		**5,358.76**	1,220.00
Advances recoverable in cash or in kind or for value to be received	**8,235.25**		5,230.00
Less: Provision for doubtful advances	**(130.85)**	**8,104.40**	(120.00)
		41,192.10	55,520.00
*Of the above Advances			
(a) Fully Secured		**27,672.83**	49,000.00
(b) Unsecured, Considered Good		**13,519.27**	6,520.00
(c) Considered Doubtful	**130.85**		120.00
Less: Provision for doubtful advances	**(130.85)**	**—**	(120.00)
		41,192.10	55,520.00
		86,649.26	120,210.00
SCHEDULE VII			
CURRENT LIABILITIES AND PROVISIONS			
Current Liabilities			
Sundry Creditors			
Dues to creditors other than small-scale industrial undertakings		**43,820.23**	28,640.00
Income and Lease Rentals received in advance		**80.07**	30.00
Other Liabilities		**26,674.76**	1,020.00
		70,575.06	29,690.00
Provisions			
Proposed dividend		**61,250.00**	—
Provision for contingencies		**10,000.00**	10,000.00
		71,250.00	10,000.00
		141,825.06	39,690.00
SCHEDULE VIII			
INCOME FROM OPERATIONS			
Fee Income [Tax at source Rs. 7,079,439] *(Previous Year - Rs. 10,696,782)*		**177,261.48**	245,490.00
Sales of Securities held as Stock-in-trade		**—**	40,160.00
Interest on Loans [Tax at source Rs. Nil] *(Previous Year - Rs. 253,007)*		**1,828.10**	6,100.00
Bad debts recovered		**500.00**	—
Income from Incubation Facility [Tax at source Rs. 107,840] *(Previous Year - 114,400)*		**480.00**	600.00
Lease rentals and related income	**10,166.30**		30,200.00
Less: Lease Equalization Account	**(2,530.05)**		(14,640.00)
		7,636.25	15,560.00
Dividend (See Note 7)		**105.26**	35,130.00
Income from Deposits and Securities [Tax at source Rs. 75,467] *(Previous Year - Rs. 127,752)*		**600.65**	1,200.00
		188,411.74	344,240.00

	(Rs. in '000s)	March 31, 2001
SCHEDULE IX		
OTHER INCOME		
Interest on Miscellaneous Advances	**365.78**	260.00
Interest on Income Tax Refund	**—**	1,900.00
Miscellaneous Income (net)	**456.76**	890.00
	822.54	3,050.00
SCHEDULE X		
STAFF EXPENSES		
Salaries, Wages and Bonus	**41,296.44**	25,490.00
Contribution to Provident and Other Funds	**3,488.82**	4,230.00
Staff Welfare Expenses	**748.73**	1,310.00
	45,533.99	31,030.00
SCHEDULE XI		
ESTABLISHMENT EXPENSES		
Insurance	**69.27**	140.00
Postage	**142.85**	180.00
Electricity Charges	**2,191.76**	2,160.00
Rates and Taxes	**290.95**	280.00
Repairs and Maintenance – Building	**2,631.43**	4,080.00
– Others	**715.81**	270.00
Telex, Telephone and Telegram Charges	**3,884.89**	1,800.00
Rent - Office (net)	**8,842.02**	1,360.00
	18,768.98	10,270.00
SCHEDULE XII		
OTHER EXPENSES		
Advertisement Business Promotion	**960.90**	600.00
Bank Charges	**51.79**	40.00
Books and Periodicals	**113.07**	90.00
E.D.P. Expenses	**1,834.01**	1,530.00
Travel, Conveyance and Motor Car Expenses	**8,619.00**	2,390.00
Advisory Fees	**143.71**	24,600.00
Legal and Professional Charges (See Note 1)	**13,964.44**	6,360.00
Printing and Stationery	**565.70**	590.00
Memberships and Subscriptions	**817.51**	790.00
Loss on Sale of assets (net)	**57.78**	4,100.00
Loss on Sale of investments (net)	**—**	14,340.00
Interest on Income-Tax	**200.00**	500.00
Bad debts written off (net)	**—**	1,710.00
Miscellaneous expenses (See Note 16)	**8,527.72**	5,490.00
	35,855.63	63,130.00

SCHEDULE XIII

NOTES FORMING PART OF THE ACCOUNTS

1. **Legal and Professional Charges include amounts paid/payable to the Auditors for:**

(Rs. in '000s)	**2001-2002**	2000-2001
Audit Fees	**70.00**	50.00
Taxation Matters	**10.00**	10.00
Other Matters	**660.00**	310.00
Out-of-pocket Expenses	**—**	30.00
	740.00	400.00

2. **Earnings in Foreign Exchange**

Fees	**39,020.00**	44,910.00
Interest on EEFC Deposit	**—**	170.00
	39,020.00	45,080.00

3. **Expenditure in Foreign Currency**

Capital	**—**	1,430.00
Travel	**480.00**	120.00
Others	**770.00**	30.00
	1,250.00	1,580.00

4. Estimated amount of Contracts remaining to be executed on capital account not provided for (net of advances, if any) – Nil *(Previous Year - Rs. 2,410)*.

5. Income Tax demands (net of tax provision already created) for which appeals are being preferred Rs. 3,570. *(Previous Year – Rs. 3,570)*.

6. Loans to staff include – Nil (Previous Year Rs. 70.00) from an Officer of the Company. Maximum amount due during the year Rs. 70.00 *(Previous Year – Rs.90.00)*.

7. Dividend Income comprises the following:

(Rs. in '000s)

	2001-2002	*2000-2001*
Dividend from Non-Trade Investments		
– Current Investments	—	*27,310.00*
– Dividend from units held as Stock-in-trade	—	*7,820.00*
Total	—	*35,130.00*

8. Cost of sales of securities held as stock-in-trade is net of brokerage refunds.

9. Staff Expenses include :
   a) Provision towards unutilised leave salary Rs. 1,560.00 *(Previous Year – Rs. 990.00)*.
   b) Rent paid in respect of Company leased accommodation facility provided to eligible employees Rs. 850.00 *(Previous Year - Rs. 890.00)*.

10. The Company has complied with the Prudential norms prescribed by the Reserve Bank of India in respect of Income Recognition, Provision for Bad and Doubtful Debts and other Non Performing Assets.

11. In accordance with Section 45-IC of the Reserve Bank of India (Amendment) Act, 1997, twenty percent of the profit after taxation in the current year has been transferred to a Statutory Reserve.

12. a) Purchases of units of Mutual Funds held as stock-in-trade – Nil units amounting to (net of brokerage refunds) Rs. Nil *(Previous Year - Rs. 49,250.00)*.
    b) Sales of Units of Mutual Funds held as stock-in-trade – Nil amounting to Rs. Nil *(Previous Year – Rs. 40,160.00)*.
    c) Opening and closing stock of securities held as Stock-in-trade - Nil *(Previous Year – Nil)*.

13. The Shareholders of the Company in their Extra Ordinary General Meeting held on February 25, 2002 have withdrawn the Employee Stock Option Scheme (ESOS). Consequently, 69,400 share options stand withdrawn.

14. The Company has complied with Accounting Standard 22, Accounting for Taxes on Income. Accordingly, Provision for Tax includes provision for deferred tax arising out of timing differences. Accumulated Deferred Tax Liability amounting to Rs.17,970.00 as at March 31, 2001 has been appropriated from General Reserve.

15. Miscellaneous expenses include Rs.5,520.00 (Previous Year – Rs. 4,670.00), being the Company's share of various common overhead expenses incurred by ICICI Limited, the holding company.

16. In accordance with the scheme of amalgamation approved by the High Court of Bombay and the High Court of Karnataka, the entire undertaking of ICICI Econet Limited (Econet) together with all its assets and liabilities stand transferred to and vested in the Company with effect from October 1, 2001.

    Pursuant to the scheme of amalgamation,
    a) The Company has allotted 125,000 equity shares of Rs. 10 each as fully paid to the shareholders of Econet in the ratio of one share in the Company for every 80 shares held by them in Econet.
    b) The amount of Rs.98,750.00 representing the difference between the share capital recorded in the books of Econet and the amount of shares issued by the Company, has been credited to General Reserve Account while the accumulated losses of Econet amounting to Rs.51,388.93 has been debited to the General Reserve Account.
    c) The surplus of Rs.47,944.01 representing the excess value of net assets taken over by the Company over the share capital issued has been credited to a free reserve called Amalgamation Reserve.
    d) The Company has changed the method of charging depreciation on the fixed assets taken over by Econet to fall in line with the written down value method followed by the Company. Consequent to the change, an amount of Rs.637.35 representing depreciation for the period September 25, 2000 to September 30, 2001 has been charged to the General Reserve Account.

    The Pooling of Interest method specified in the Accounting Standard 14 issued by the Institute of Chartered Accountants of India, has been adopted for the purpose of accounting the amalgamation. Econet was an Asset Management Company carrying on the business of providing Venture Capital assistance.

17. The figures for the previous year have been re-grouped wherever necessary so as to make them comparable with those of the current year.

SCHEDULE XIV

OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The following paragraphs describe the nature of operations, the basis of presentation and the main policies adopted by the Company.

1. **Nature of Operations**

The Company is a public financial institution and provides venture capital assistance to a wide spectrum of industrial sectors. The assistance is extended through the Venture Funds and the Private Equity Funds managed/advised by the Company. The accounts of these Funds are maintained separately and do not form part of the Company's financial statements.

2. **Basis of Presentation**

ICICI Venture Funds Management Company Limited maintains the Books of Account in accordance with Section 209 of the Companies Act, 1956. The accounting and reporting policies of the Company are in conformity with the provisions of the Companies Act, 1956 and the Accounting Standards issued by the Institute of Chartered Accountants of India. The Company's assets and liabilities are principally recorded on the historical cost basis and the accrual method of accounting is followed, except where otherwise noted. The principal accounting policies followed are consistent with those followed in the previous year.

3. **Income Recognition**

   i. As Fund Manager, the Company is entitled to an annual management fee and a performance fee, which is contingent on the payouts to the Fund investors. In respect of the Private Equity Funds advised by the Company, the Company is entitled to an advisory fee. The annual management fee, performance fee and the advisory fee are recognised as revenue when they contractually accrue except where the management believes that the collectability is in doubt.
   ii. Dividend income from investment in units of Mutual Fund is recognised on cash basis. Dividend from shares of corporate bodies is accrued when such dividend has been declared by the corporate body in its Annual General Meeting and the Company's right to receive the dividend payment is established.
   iii. Income on securities classified as stock-in-trade is recognised on trade date.
   iv. Interest is recognised, except where collectability is in doubt, on time proportionate basis taking into account the amount outstanding and the interest rates implicit in the transaction. Revenue recognition on loans placed in non-accrual status is resumed and suspended income recognised when the investment becomes contractually current and incomes are actually realised.
   v. No credit is taken for interest and other dues in respect of (a) decreed debts, (b) where suits have been filed, (c) where loans have been recalled and (d) where accounts are considered bad or doubtful.

4. **Foreign Exchange Transactions**

Transactions in foreign currency, to the extent not covered by forward contracts, are recorded at the exchange rate prevailing on the date of the transaction. Exchange differences arising on foreign currency transactions are recognised as income or expense in the period in which they arise.

Monetary items (other than those relating to fixed assets) are restated at the rates prevailing at the year end. The difference between the year end rate and the exchange rate at the date of the transaction is recognised as income or expense in the profit and loss account.

5. **Investments**

Long-term investments are carried at cost. Provision for diminution, if any, in the value of long-term investments is made to recognise a decline which is not temporary. The said diminution is determined for each investment individually. Current Investments are stated at lower of cost or fair value.

6. **Stock-in-trade**

Units and Securities held for trading purposes are classified as Stock-in-trade. Stock-in-trade is stated at lower of cost or market value.

7. **Leasing Business**

Lease income is recognised on accrual basis, except where collectability is in doubt. In respect of assets leased, the Company has followed the recommendations contained in the guidance note on Accounting for Leases issued by the Institute of Chartered Accountants of India. The corresponding assets are depreciated at the rates and in the manner prescribed under Schedule XIV to the Companies Act, 1956.

8. **Fixed Assets and Depreciation**

Fixed Assets are stated at cost less accumulated depreciation. Additions, major renewals and improvements are capitalised, while maintenance and repairs are expensed. Upon disposition, the net book value of assets is relieved and resultant gains and losses are reflected in the Profit and Loss Statement. The basis of depreciation is as follows:

   a) In respect of leased assets (other than vehicles leased to third parties), depreciation is provided on straight-line method at the rates and in the manner prescribed under Schedule XIV to the Companies Act, 1956.
   b) In respect of all other assets, depreciation is provided on written-down value method at the rates and in the manner prescribed under Schedule XIV to the Companies Act, 1956.

9. **Employee Benefits**

The Company has a superannuation fund and a gratuity fund maintained and administered by Life Insurance Corporation of India to which transfers are made annually based on advises received from the Life Insurance Corporation of India. Additionally, the Company also makes monthly contributions to the Employees Provident Fund Scheme managed by a trust constituted for the purpose and to the Family Pension Scheme administered by the Central Government. Contributions to retirement benefit schemes are booked under staff expenses. Provision for unutilised leave benefits has been made on the basis of management estimates.

Signatures to Schedules 'I' to 'XIV' which form an integral part of the Accounts.

As per our Report attached
For S.B. BILLIMORIA & CO.
Chartered Accountants

UDAYAN SEN
Partner

Bangalore, April 24, 2002

For and on behalf of the Board

K.V. KAMATH
Chairman

LALITA D. GUPTE
Director

RENUKA RAMNATH
Managing Director & CEO

BEENA M. CHOTAI
Financial Controller

RAJESH B. GHONASGI
CFO & Company Secretary

Mumbai, April 23, 2002

Statement pursuant to Part IV of Schedule VI to the Companies Act, 1956
Balance Sheet Abstract and Company's General Business Profile

1. **Registration Details**

Registration No. 08/10099 — State Code 08

Balance Sheet Date: Date 31, Month 03, Year 2002

2. **Capital Raised during the Year**
(Amount in Rupees Thousands)

Public Issue: NIL	Bonus Issue: NIL
Rights Issue: NIL	Private Placement: NIL
Pursuant to Scheme of Amalgamation: 1250000	

3. **Position of Mobilisation and Deployment of Funds**
(Amount in Rupees Thousands)

Total Liabilities: 537121.88	Total Assets: 537121.88

Sources of Funds

Paid-up Capital: 31250.00	Reserves and Surplus: 254462.68
Secured Loans: NIL	Unsecured Loans: 229668.15
Deferred Tax Liability: 21741.05	

Application of Funds

Net Fixed Assets: 117973.13	Investments: 474324.55
Net Current Assets: (55175.80)	Miscellaneous Expenditure: NIL (to the extent not written-off or adjusted)
Accumulated Losses: NIL	

4. **Performance of Company**
(Amount in Rupees Thousands)

Turnover / Income: 203083.48	Total Expenditure: 113586.37
Profit/Loss before Tax: 89497.11	Profit/Loss after Tax: 55729.90
Earning per Share in Rupees: 18.20	Dividend Rate %: 200.00

5. **Generic Names of Principal Products/Services of the Company**
(as per monetary terms)

Item Code No. : Not Applicable
Product Description : Financial Services

As per our Report attached

For S.B. BILLIMORIA & CO.
Chartered Accountants

UDAYAN SEN
Partner

Bangalore, April 24, 2002

For and on behalf of the Board

K.V. KAMATH
Chairman

LALITA D. GUPTE
Director

RENUKA RAMNATH
Managing Director & CEO

BEENA M. CHOTAI
Financial Controller

RAJESH B. GHONASGI
CFO & Company Secretary

Mumbai, April 23, 2002

ICICI International

ICICI INTERNATIONAL LIMITED

6TH ANNUAL REPORT AND ACCOUNTS 2001-2002

Directors
Narayanan Vaghul
Renuka Ramnath
Suresh Kumar
Couldip Basanta Lala
Kapil Dev Joory

Administrator
International Financial Services Limited
3rd Floor, Les Cascades Building
Edith Cavell Street
Port Louis
Mauritius

Corporate Secretary
International Financial Services Limited
3rd Floor, Les Cascades Building
Edith Cavell Street
Port Louis
Mauritius

Registered Office
3rd Floor, Les Cascades Building
Edith Cavell Street
Port Louis
Mauritius

Auditors
Horwath Mauritius
Public Accountants
3rd Floor, Amod Building
19, Poudrière Street
Port Louis
Mauritius

commentary of the directors

to the members

INCORPORATION

The Company was incorporated in the Republic of Mauritius on January 18, 1996.

ACTIVITIES

The Company is an Investment and Fund Management Company.

RESULTS

The results for the year are shown in the statement of operations and related notes. The Directors proposed a payment of a dividend of USD 50,000 for the year under review.

DIRECTORS

The present membership of the Board is set out as above. All Directors served throughout the year, except for Suresh Kumar who was appointed during the year.

DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE FINANCIAL STATEMENTS

Company law requires the directors to prepare financial statements for each financial year, which present fairly the financial position, financial performance and the cash flow of the Company. The Directors are also responsible for keeping accounting records which:

- correctly record and explain the transactions of the Company;
- disclose with reasonable accuracy at any time the financial position of the Company;
- would enable them to ensure that the financial statements comply with the Companies Act, 2001.

The Directors confirm that they have complied with the above requirements in preparing the financial statements.

AUDITORS

The Auditors, Horwath Mauritius, have indicated their willingness to continue in office.

REPORT FROM THE SECRETARY TO THE MEMBERS OF ICICI INTERNATIONAL LIMITED UNDER SECTION 166 (d) OF THE COMPANIES ACT, 2001

We certify that we have filed with the Registrar all such returns as are required of the Company under the Companies Act, 2001, which came into effect on December 1, 2001.

for **International Financial Services Limited**
Corporate Secretary
Date: April 12, 2002

auditors' report

to the members of ICICI International Limited

We have audited the financial statements of ICICI INTERNATIONAL LIMITED set out below which have been prepared on the basis of the accounting policies set out on next page.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's Directors are responsible for the preparation of the financial statements. It is our responsibility to form an independent opinion, based on our audit on the financial statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with International Standards on Auditing.

An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all information and explanations that we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatements. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company as at March 31, 2002 and of its profit, changes in equity and cash flows for the year ended and have been properly prepared in accordance with International Accounting Standards and comply with the Companies Act 2001. We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion, proper books of accounts have been kept by the Company. The financial statements are in agreement with the books of accounts.

HORWATH MAURITIUS
Public Accountants

O. SEWRAZ (FCCA)
Signing Partner

Port Louis
Mauritius
Date: April 12, 2002

balance sheet

as at March 31, 2002

	Notes	(USD)	31 March 2001
ASSETS			
Non-current Assets			
Investments	2	300,100	300,100
Less : Provision for investment written-off		(100)	—
		300,000	300,100
Current Assets			
Receivables	3	3,141	11,705
Cash and cash equivalents		303,298	298,618
		306,439	310,323
Total Assets		606,439	610,423
EQUITY AND LIABILITIES			
Capital and reserves			
Issued capital	4	400,000	400,000
Accumulated profits		148,816	43,175
		548,816	443,175
Current Liabilities			
Payables	5	7,623	167,248
Dividend proposed		50,000	—
		57,623	167,248
Total Equity and Liabilities		606,439	610,423

income statement

for the year ended March 31, 2002

		(USD)	31 March 2001
REVENUE			
Management fee		944,273	1,116,165
Interest Income		7,857	10,534
Profit on redemption of shares		—	8,538
		952,130	1,135,237
EXPENSES			
Advisory fee		815,000	900,000
Licence fee		1,500	1,500
Director's fee		1,063	1,000
Secretarial fee		1,063	1,000
Administration and professional fees		7,922	47,232
Bank charges		63	—
Audit fee		2,240	2,200
Provision for investment written-off	2(c)	100	—
		828,951	952,932
PROFIT FROM OPERATIONS		123,179	182,305
Previous year expenses written back (net)	3	32,462	—
Dividend		(50,000)	(175,000)
NET PROFIT FOR THE YEAR		105,641	7,305

Approved by the Board of Directors on April 12, 2002

COULDIP BASANTA LALA
Director

RENUKA RAMNATH
Director

statement of changes in equity

for the year ended March 31, 2002

	Share Capital USD	Accumulated Profits USD	TOTAL USD
Balance at April 1, 2000	400,000	35,870	435,870
Net Profit for the year	—	182,305	182,305
Dividends paid	—	(175,000)	(175,000)
Balance at March 31, 2001	400,000	43,175	443,175
Net Profit for the year	—	155,641	155,641
Dividends	—	(50,000)	(50,000)
Balance at March 31, 2002	400,000	148,816	548,816

Notes on pages F132 and F133 form an integral part of these financial statements.

cash flow statement

ICICI International for the year ended March 31, 2002

	USD 2002	USD 2001
CASH FLOW FROM OPERATING ACTIVITIES		
Net profit for the year	155,641	182,305
Adjustments for :		
Interest income	(7,857)	(10,534)
Operating profit before working capital changes	156,322	171,771
Decrease / (Increase) in receivables	8,564	(9,077)
(Decrease) / Increase in payables	(159,625)	165,078
Adjustment Provision for contingencies	—	(80,000)
Provision for investments	100	—
Net cash (used in)/from operating activities	(3,177)	247,772
CASH FLOW FROM INVESTING ACTIVITIES		
Interest received	7,857	10,534
Purchase of investments	—	(100)
Net cash from investing activities	7,857	10,434
CASH FLOW FROM FINANCING ACTIVITIES		
Repayment of loan	—	250,000
Dividend paid	—	(217,000)
Net cash from financing activities	—	33,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,680	291,206
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	298,618	7,412
CASH AND CASH EQUIVALENTS AT END OF YEAR (note 1 d)	303,298	298,618

notes to the financial statements

for the year ended March 31, 2002

1. **ACCOUNTING POLICIES**

The financial statements are prepared in accordance with applicable International Accounting Standards. A summary of the more important accounting policies, which have been applied consistently, is set out below. *The preparation of financial statements in accordance with International* Accounting Standards requires the directors to make estimates and assumptions that affect the reported amounts and disclosures in the *financial statements. Actual results could differ from those estimates.*

(a) Basis of accounting

The financial statements are prepared under the historical cost convention.

(b) Investments

Effective January 1, 2001, the Company has adopted International Accounting Standard (IAS) 39 (Financial Instruments: Recognition and Measurement) and accordingly has classified all its investments, other than the interest in the under mentioned joint venture, as available-for-sale.

The investment in the joint venture entity, TCW/ICICI Investment Partners, is viewed as a "strategic investment" and has, as a result, been recorded at cost.

Available-for-sale investments are valued at fair value and the resulting temporary unrealised (gains) / losses (including unrealised foreign exchange (gains) / losses on retranslation at the closing rate, if any) *are reported as a separate component of equity as "Investment* Revaluation Reserve", till the underlying investment is sold or permanently written off, when the total realised (gains) / losses are *included in the Income Statement.*

(c) Foreign currency translation

Foreign currency transactions are translated into US Dollar at the exchange rate ruling on the transaction dates. Monetary assets and liabilities at the balance sheet date, which are denominated in foreign *currencies, are translated into US Dollar at the rate of exchange ruling* at the balance sheet date.

Realised and unrealised gains and losses on exchange are dealt with in the Income Statement.

(d) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, balances with banks, and investments in market instruments.

(e) Revenue recognition

Revenue is recognised on the following basis :

Interest Income and Management Fees as they accrue unless collectibility is in doubt.

2. **INVESTMENTS**

Details of the Investments are as follows :

(a) Unquoted Securities

	No. of Shares	% Holding	Cost USD	Directors' Valuation USD
TCW/ICICI Investment Partners	300,000	50	300,000	3,00,000
ICICI Global Opportunities Fund, L.L.C (Management shares)	—		—	—
Total	300,000		300,000	300,000

(b) Investments which exceeds 10% of the issued share capital are:

Name of Company	Description	Proportion held
TCW/ICICI Investment Partners	Ordinary shares	50%

(c) At a Special Meeting held on March 7, 2002, the shareholders of ICICI Global Opportunities Fund, L.L.C resolved to wind up the company. In view of the high probability that the amount invested will not be recovered, a provision of USD 100, representing the cost of investment, has been made in the financial statements to write off the investment.

3. **Expenses written back**

	USD
Overprovision of prior year professional fees written back	41,000
Performance fees receivable written off	(8,538)
Previous year expenses written back (net)	32,462

4. **Receivables**

	March 31, 2002 USD	March 31, 2001 USD
Prepayment and accrued interest	3,141	11,705
Total	3,141	11,705

5. **Share Capital**

	March 31, 2002	*March 31, 2001*
	USD	*USD*
Authorised		
5,000,000 Ordinary shares of USD 10 each	**50,000,000**	*50,000,000*
Issued and fully paid		
40,000 Ordinary shares of USD 10 each	**400,000**	*400,000*

6. **Payables**

	March 31, 2002	*March 31, 2001*
	USD	*USD*
Accruals	**7,623**	*167,248*
	7,623	*167,248*

7. **Taxation**

The Company is resident in Mauritius for tax purposes and qualifies for benefits under tax treaties concluded by Mauritius. Under applicable current laws and regulations, the Company may elect either to be taxed irrevocably on its net income at 15% or at a rate not exceeding 35%.

For the financial period under review, the Company does not intend to elect to pay income tax.

With effect from year of assessment beginning July 1, 2003, the Company will be liable to tax at a fixed rate of 15% on its net income.

With a deemed foreign tax credit of 80% on foreign source of income, the tax liability will reduce to an effective rate of 3%.

8. **Financial Instruments**

The carrying amount of investments, receivables, cash and cash equivalents and payables approximate to their fair values. Financial assets and liabilities which are accounted for at historical cost are carried out at values which differ from their fair values. It is not practicable within the constraints of timeliness and cost to determine the fair values of certain financial assets and liabilities with sufficient reliability.

9. **Reporting currency**

The financial statements are presented in US Dollar, which is considered to be the Company's principal trading currency.

10. **Change in Legislation**

The Companies Act, 1984 and the Mauritius Offshore Business Activities Act, 1992 have been repealed as from December 1, 2001. They have been replaced by the Companies Act, 2001 and the Financial Services Development Act 2001.

Under the Companies Act, 2001, ICICI International Limited is known as a company holding a Category 1 Global Business Licence and regulated by the Financial Services Commission.

11. **Incorporation**

The Company is incorporated in Mauritius as a Private Company with limited liability.

ICICI PRUDENTIAL LIFE INSURANCE

ICICI PRUDENTIAL LIFE INSURANCE COMPANY LIMITED

SECOND ANNUAL REPORT AND ACCOUNTS 2001-2002

Directors
K.V. Kamath, *Chairman*
Danny Bardin
John Caouette
Lalita D. Gupte
Kalpana Morparia
M.P. Modi
Mark Tucker
Shikha Sharma, *Managing Director*
Derek Stott *(Alternate Director to Mark Tucker)*
S.P. Subhedar *(Alternate Director to Danny Bardin)*

Board Governance Committee
Danny Bardin, *Chairman*
Lalita D. Gupte
Shikha Sharma

Risk Management and Audit Committee
M.P. Modi, *Chairman*
Danny Bardin
Kalpana Morparia

Board Investment Committee
Lalita D. Gupte, *Chairperson*
Danny Bardin
Shikha Sharma

V. Rajagopalan
Sandeep Batra
Puneet Nanda

Auditors
Bharat S. Raut & Co.
Chartered Accountants

Registered Office
ICICI Prulife Towers
1089, Appasaheb Marathe Marg
Prabhadevi, Mumbai - 400 025.

directors' report

to the members

We are pleased to present the Second Annual Report to the Members alongwith the audited Statement of Accounts for the financial year ended March 31, 2002.

OPERATIONAL REVIEW

Your Directors are pleased to inform you that in the 15 months since commencing operations, your Company has established its position as the leading private life insurer in India, and has issued over 100,000 policies by March 31, 2002.

A summary of the financial results for the year ended March 31, 2002 are as under :

Rs. Million

Particulars	Current Year (March 31, 2002)	Previous Period (March 31, 2001)
No. of new Policies (in '000)	98	6
Premium Income	1,163	59
Sum Assured in force		
– Basic Policy	15,394	1,007
– Total (Basic + Standalone Riders)	27,573	2,002
Annualized Premium		
– Regular	680	42
– Single	576	27
– Weighted (Regular + 10% of single)	738	45
Surplus/(Deficit) in Revenue/Profit and Loss Accounts before transfer from Shareholders fund:		
		Rs. Million
Participating	(770)	(182)
Non-participating	(104)	(24)
Annuities	(175)	(0)
Linked	(15)	N.A.
Shareholders	191	2
Total	(873)	(204)

Keeping in mind the growing sophistication of the Indian consumer and in line with international trends, your Company has launched two market linked products which offer great flexibility and control in the hands of the consumers. These products were launched in the last quarter of the year under review and the funds under management in respect of these products at the year end were Rs. 75 million.

Your Company is also moving towards offering "solutions" rather than "products" and as a step in this direction has launched a retirement solutions product and a product for children "ICICI Pru SmartKid". These are in addition to the traditional endowment and term products.

Your Company has 10 products and 5 riders to cater to the needs of consumers at various life stages.

In its efforts to increase distribution and customer awareness, your Company has as on date expanded its branch network to 16 operational branches and has grown its advisor force to over 10,000. As the above channel is a key driver of your Company's growth, recruitment and extensive training of advisors is conducted on an ongoing basis. Your Company has also tied up with various banks to distribute products to their existing customer base, and with NGOs for distribution of its social sector product.

To service its growing policyholder base, your Company is using a national call centre to handle customer queries and generate leads. The Company has also developed expertise in investment and risk management that enables it to earn consistent and stable returns and fulfil its claims.

Your Company has also taken significant steps in reshaping life insurance through a series of initiatives. These include highlighting the affordability of life insurance, moving away from the régime of guaranteed returns, and demonstrating the holistic benefits of life insurance.

DIVIDEND

Since the Company has incurred a loss for the year, the Directors are unable to recommend any dividend for this financial year.

RURAL AND SOCIAL SECTOR OBLIGATIONS

The Company has achieved the rural and social sector obligations by writing 6940 policies pertaining to the rural sector. The Company has covered 7604 lives from economically vulnerable or backward classes of society.

INCREASE IN SHARE CAPITAL

Your Company issued 40,000,000 equity shares of Rs.10 each at par amounting to Rs. 400 million in the year under review. The issued, subscribed and paid-up equity share capital, accordingly, increased from 150,000,000 shares, during the previous period, to 190,000,000 shares in the year under review.

PUBLIC DEPOSITS

During the year under review, the Company has not accepted any deposit under Section 58A of the Companies Act, 1956.

CORPORATE GOVERNANCE

Your Company is committed to achieving the highest standards of corporate governance. Towards this end, it continues to adopt the best practices in corporate governance. 25% of the Company's Board consist of independent Directors. The Board has also set up Committees to oversee the functions of the executive management, namely Board Investment Committee, Risk Management and Audit Committee and Board Governance Committee. The Risk Management and Audit Committee of the Company is chaired by an independent Director.

Your Company has also set up a Grievance Redressal Committee presided by an independent Member. This Committee is responsible for addressing all the policy related issues of customers.

DIRECTORS

Chanda Kochhar tendered her resignation from the Board with effect from June 7, 2001. The Board accepted, with regret, her resignation and placed on record its appreciation of the valuable services rendered by her during her tenure.

Kalpana Morparia was appointed as an additional Director during the year. Kalpana Morparia would retire at the ensuing Annual General Meeting, and being eligible, offers herself for re-appointment.

In accordance with the provisions of the Companies Act, 1956 K. V. Kamath, Lalita D. Gupte, Mark Tucker, Danny Bardin and John Caouette shall retire by rotation at the ensuing Annual General Meeting.

K.V. Kamath, Lalita D. Gupte, Mark Tucker and Danny Bardin being eligible, offer themselves for re-appointment.

AUDITORS

The Statutory Auditors, Bharat S. Raut & Company, Chartered Accountants, retire at the ensuing Annual General Meeting and offer themselves for reappointment. The Company has obtained a certificate as required under Section 224 (1-B) of the Companies Act, 1956 to the effect that their reappointment, if made, would be in conformity with the limits specified in that Section.

PARTICULARS OF EMPLOYEES

As required by the provisions of Section 217 (2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975 as amended, the names and other particulars of the employees are set out in the annexure to the Directors' Report.

ADDITIONAL INFORMATION

Information in accordance with the provisions of Section 217 (1) (e) of the Companies Act, 1956 read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 are as follows :

Particulars	**Current Year (March 31, 2002)**	*Previous Period (March 31, 2001)*
Conservation of Energy	**Not Applicable**	*Not Applicable*
Technology Absorption	**Not Applicable**	*Not Applicable*
Foreign Exchange Earnings and Outgo		
– Earnings in Rupees million	**1**	*1*
– Outgo in Rupees million	**14**	*16*

DIRECTORS' RESPONSIBILITY STATEMENT

Your Directors confirm that:

1. in the preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanation relating to material departures;
2. the Directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for that period;
3. the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities and;
4. the Directors had prepared the annual accounts on a going concern basis.

ACKNOWLEDGEMENTS

Your Board places on record its sincere appreciation for the faith and confidence reposed by its esteemed policyholders, shareholders, banks, financial institutions, ICICI group and Prudential group.

Your Board places on record its gratitude for the valuable advice, guidance and support received from time to time from the Insurance Regulatory and Development Authority, the Reserve Bank of India, the auditors and the statutory authorities.

Your Board places on record its appreciation of the contribution made by all the employees in ensuring the high levels of performance and growth that the Company has achieved during the year and looks forward to their continued involvement, commitment and dedication to enable it to reach greater heights in the life insurance industry.

For and on behalf of the Board

Mumbai
April 24, 2002

K.V. KAMATH
Chairman

auditors' report

to the members of ICICI Prudential Life Insurance Company Limited

We have audited the attached Balance Sheet of ICICI Prudential Life Insurance Company Limited ('the Company') as at March 31, 2002 the Shareholders' Profit and Loss Account and the related Policyholders' Revenue Account of the Company for the year ended on that date, annexed thereto.

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

The Balance Sheet, the Policyholders' Revenue Account and the Shareholders' Profit and Loss Account have been drawn up in accordance with the Insurance Regulatory and Development Authority (Preparation of Financial Statements and Auditors' Report of Insurance Companies) Regulations, 2002 read with Section 211 of the Companies Act, 1956.

We conducted our audit in accordance with auditing standards generally accepted in India. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting these amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report thereon as follows:

- We have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purposes of the audit and have found them to be satisfactory;
- In our opinion, proper books of account as required by law have been maintained by the Company so far as appears from our examination of those books;
- The Balance Sheet, the Policyholders' Revenue Account, the Shareholders' Profit and Loss Account and the Cash Flow statement dealt with by this report are in agreement with the books of accounts;
- The Company's Appointed Actuary has certified the actuarial valuation of liabilities including to the effect that the assumptions for such valuation are in accordance with the regulations issued by the Insurance Regulatory and Development Authority ("IRDA") and the provisions of the Guidance Note-1 issued by the Actuarial Society of India; and
- On the basis of the written representations received from the Directors of the Company, as on March 31, 2002 and taken on record by the Board of Directors, no Director of the Company is disqualified as on March 31, 2002 from being appointed as Director under clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

In our opinion and to the best of our information and according to the information and explanations given to us:

- The Balance Sheet, the Policyholders' Revenue Account and the Shareholders' Profit and Loss Account referred to in this report are in compliance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956 to the extent applicable to the Company;
- Investments have been valued in accordance with the provisions of the Insurance Regulatory and Development Authority (Preparation of Financial Statements and Auditors' Report of Insurance Companies) Regulations 2002;
- The accounting policies selected by the Company are appropriate and are in compliance with the applicable Accounting Standards and with the accounting principles, as prescribed in Insurance Regulatory and Development Authority (Preparation of Financial Statements and Auditors' Report of Insurance Companies) Regulations, 2002; and
- The said accounts are prepared in accordance with the requirements of the Insurance Act, 1938, the Insurance Regulatory and Development Act, 1999 and the Companies Act, 1956 to the extent applicable in a manner so required and give a true and fair view:
  - in the case of the balance sheet, of the state of affairs of the Company at March 31, 2002;
  - in the case of the Policyholders' Revenue Account for the surplus/ deficit for the year ended on that date;
  - in the case of the Shareholders' Profit and Loss Account, of the loss for the year ended on that date; and
  - in the case of the receipt and payment account, of the receipts and payments for the year ended on that date.

According to the information and explanations given to us and to the best of our knowledge and belief, we certify that:

- We have reviewed the management report and there is no apparent mistake or material inconsistencies with the financial statements;
- There are no terms and conditions specified in the certificate of registration number 105, dated November 24, 2000 received by the Company from the IRDA;
- We have verified the cash balances and investments by actual inspection or by production of certificates, as the case may be;
- The Company is not the trustee of any trust; and
- No part of the asset of the policyholders' funds have been directly or indirectly applied in contravention to the provisions of the Insurance Act, 1938 relating to the application and investments of the policyholders' funds.

For BHARAT S. RAUT & CO.
Chartered Accountants

AKEEL MASTER
Partner

Mumbai, April 24, 2002

balance sheet

as at March 31, 2002

	Schedule	(Rs. in '000s)	March 31, 2001
SOURCES OF FUNDS			
Shareholders' Funds:			
Share Capital	1	1,900,000	1,500,000
Profit and Loss Account - Credit Balance		—	2,259
		1,900,000	1,502,259
Policyholders' Funds:			
Policy Liabilities			
- Participating Business		580,079	23,170
- Non-Participating Business		534,361	26,272
- Annuities Participating		216,654	2
- Linked		935	—
Insurance Reserves			
- Participating Business		—	(182,712)
- Non-Participating Business		—	(23,862)
- Annuities Participating		—	(40)
Liabilities for Linked Business		75,374	—
		1,407,403	(157,175)
Total		3,307,403	1,345,084
APPLICATION OF FUNDS:			
Investments			
Shareholders'	2	515,930	1,215,392
Policyholders'	2A	1,325,790	—
Asset held to cover linked business	2B	75,374	—
Fixed Assets	3	281,947	141,879
Deferred Tax Asset (Net)		102,346	—
Current Assets			
Cash and Bank Balances	4	107,115	34,090
Advances and Other Assets	5	119,650	63,762
Less: Current Liabilities	6	273,996	110,039
NET CURRENT ASSETS		(47,231)	(12,187)
Profit and Loss Account - Debit balance		1,053,247	—
Total		3,307,403	1,345,084
NOTES TO ACCOUNTS	11		

profit and loss account

for the year ended March 31, 2002

	Schedule	(Rs. in '000s)	March 31, 2001
Shareholders' Account (Non-technical Account)			
Amount transferred to :			
Policyholders' Account (Technical) Participating		927,171	—
Policyholders' Account (Technical) Non-Participating		124,697	—
Policyholders' Account (Technical) Annuities Participating		175,169	—
Policyholders' Account (Technical) Linked		14,769	—
Total (A)		1,241,806	—
Income from Investments :			
(a) Interest		107,292	61,330
(b) Profit on sale of investments (net)		112,347	4,622
Fees for professional services		1,011	1,000
Other Income		58	—
Total (B)		220,708	66,952
Operating Expenses :			
Employees remuneration and welfare benefits		2,974	7,662
Rent, Rates and Taxes		5	5,983
Travelling		341	2,876
Legal and professional fees		6,057	1,504
Sales Promotion		692	14,625
Others		861	1,506
Depreciation		142	717
Preliminary Expenses		—	29,820
Total (C)		11,072	64,693
Profit / (Loss) before Tax		(1,032,170)	2,259
Provision for Taxation (Current Year) – Deferred		(18,811)	—
Profit / (Loss) after Tax		(1,050,981)	2,259
APPROPRIATIONS			
Balance at the beginning of the year		2,259	—
Provision for Taxation (Previous Period) - Deferred		(4,525)	—
Profit/(Loss) carried to Balance Sheet		(1,053,247)	2,259

Schedules referred to herein form an integral part of the Balance Sheet.

As per our report of even date.

For BHARAT S. RAUT & CO.
Chartered Accountants

AKEEL MASTER
Partner

K.V. KAMATH
Chairman

M.P. MODI
Director

S.P. SUBHEDAR
Director

SHIKHA SHARMA
Managing Director

SANDEEP BATRA
Chief Financial Officer & Company Secretary

V. RAJAGOPALAN
Appointed Actuary

Mumbai, April 24, 2002

revenue account

ICICI PRUDENTIAL

for the year ended March 31, 2002

(Rs. in '000s)

Policyholders' Account (Technical Account)

Particulars	Schedule	Partici-pating	Non-partici-pating	Annuities Par	Linked	Total
Premiums earned – net						
(a) Premium	7	380,548	483,421	223,662	76,122	1,163,753
(b) Reinsurance ceded		(216)	(89)	(6)	(30)	(341)
Income from Investments						
(a) Interest – Gross		—	16,997	—	—	16,997
(b) Profit on sale/redemption of investments (Net)		—	11,727	—	—	11,727
Miscellaneous Income		298	48	242	1,270	1,858
Total (A)		**380,630**	**512,104**	**223,898**	**77,362**	**1,193,994**
Commission	8	104,964	13,121	25,159	1,474	144,718
Operating Expenses related to Insurance Business	9	567,886	104,053	157,211	19,325	848,475
Provision for Taxation (Current Year) - Deferred		(82,974)	(11,365)	—	(2,158)	(96,497)
Unrealised loss on Investments		—	—	5	—	5
Total (B)		**589,876**	**105,809**	**182,375**	**18,641**	**896,701**
Benefits Paid (Net)	10	4,112	2,412	—	2	6,526
Liability against Life policies in force		556,910	508,089	216,652	935	1,282,586
Transfer to Linked Fund		—	—	—	72,553	72,553
Total (C)		**561,022**	**510,501**	**216,652**	**73,490**	**1,361,665**
SURPLUS/ (DEFICIT) (D) = (A)-(B)-(C)		(770,268)	(104,206)	(175,129)	(14,769)	(1,064,372)
APPROPRIATIONS						
Insurance reserve at the beginning of the year		(182,717)	(23,862)	(40)	—	(206,619)
Provision for Taxation (Previous Year) - Deferred		25,814	3,371	—	—	29,185
		(156,903)	**(20,491)**	**(40)**	**—**	**(177,434)**
Transfer from Shareholders' Account		927,171	124,697	175,169	14,769	1,241,806

for the period ended March 31, 2001

Policyholders' Account (Technical Account)

Particulars	Schedule	Partici-pating	Non-partici-pating	Annuities Par	Linked	Total
Premiums earned – net						
(a) Premium	7	30,241	29,461	10	—	59,712
(b) Reinsurance ceded		(2)	(2)	—	—	(4)
Income from Investments		—	—	—	—	—
Total (A)		**30,239**	**29,459**	**10**	**—**	**59,708**
Commission	8	9,515	1,277	4	—	10,796
Operating Expenses related to Insurance Business	9	180,271	25,772	44		206,087
Benefits Paid (Net)	10	—	—	—	—	—
Total (B)		**189,786**	**27,049**	**48**	**—**	**216,883**
Provision for Tax		—	—	—	—	—
Total (C)		**—**	**—**	**—**	**—**	**—**
Liability against Life policies in force		23,170	26,272	2	—	49,444
Total (D)		**23,170**	**26,272**	**2**	**—**	**49,444**
SURPLUS/ (DEFICIT) (D) = (A)-(B)-(C)		(182,717)	(23,862)	(40)	—	(206,619)

As required by Section 40-B(4) of the Insurance Act, 1938 we certify that all expenses of Management in respect of life insurance business transacted in India by the Company have been fully debited to the Policyholders' Revenue Account as expenses.

Schedules referred to herein form an integral part of the Policyholders' Revenue Account

As per our report of even date.

For BHARAT S. RAUT & CO.
Chartered Accountants

AKEEL MASTER
Partner

K.V. KAMATH
Chairman

M.P. MODI
Director

S.P. SUBHEDAR
Director

SHIKHA SHARMA
Managing Director

SANDEEP BATRA
Chief Financial Officer & Company Secretary

V. RAJAGOPALAN
Appointed Actuary

Mumbai, April 24, 2002

(Rs. in '000s)

	March 31, 2002	March 31, 2001
SCHEDULE – 1		
SHARE CAPITAL		
Authorised Capital		
Equity Shares of Rs.10 each	2,300,000	1,500,000
Issued, Subscribed and Called-up Capital		
Equity Shares of Rs.10 each	1,900,000	1,500,000
Total	1,900,000	1,500,000

Of the above issued share capital as of March 31, 2002, 140,599,993 shares (Previous Year : 110,999,993 shares) of Rs. 10 each are held by the holding company, ICICI Limited and 7 shares (Previous Year : 7 shares) of Rs. 10 each are held by ICICI Limited through its nominees.

PATTERN OF SHAREHOLDING
[As certified by the Management]

Shareholder	March 31, 2002 Number of Shares	March 31, 2002 % of Holding	March 31, 2001 Number of Shares	March 31, 2001 % of Holding
Promoters				
Indian	140,600,000	74	111,000,000	74
Foreign	49,400,000	26	39,000,000	26
Total	190,000,000	100	150,000,000	100

	March 31, 2002	March 31, 2001
SCHEDULE – 2		
INVESTMENTS SHAREHOLDERS		
Long Term Investments		
Government securities and Government guaranteed Bonds including Treasury Bills (Market Value Current Year : Rs. 346,259 thousands) (Market Value Previous Year : Rs. 1,009,960 thousands)	327,887	975,030
Other Investments :		
Debentures/ Bonds (Market Value Current Year : Rs. 100,711 thousands) (Market Value Previous Year : Rs. 54,500 thousands)	96,862	53,728
Investments in Infrastructure and Social Sector (Market Value Current Year : Rs. 57,495 thousands) (Market Value Previous Year : Rs. 189,615 thousands)	56,936	186,634
Short Term Investments		
Other than Approved Investments :		
Mutual Funds (Market Value Current Year : Rs. 34,290 thousands) (Market Value Previous Year : Nil)	34,245	—
Total	515,930	1,215,392
In India	515,930	1,215,392
TOTAL	515,930	1,215,392

SCHEDULE – 2A

INVESTMENTS-POLICYHOLDERS

	March 31, 2002 Participating	Non-participating	Annuities Par	Linked	Total	March 31, 2001
LONG TERM INVESTMENTS						
Government securities and Government guaranteed Bonds including Treasury Bills (Market Value Rs. 896,178 thousands)	342,700	390,116	116,759	968	850,543	—
Other Investments :						
Debentures/ Bonds (Market Value Current Year : Rs. 52,000 thousands)	—	—	50,000	—	50,000	—
Investments in Infrastructure and Social Sector (Market Value Current Year : Rs. 327,416 thousands)	187,387	81,154	49,924	—	318,464	—
Other than Approved Investments :						
Debentures/ Bonds (Market Value Current Year : Rs. 109,940 thousands)	50,000	56,782	—	—	106,782	
Total	580,087	528,052	216,683	968	1,325,790	—
In India	580,087	528,052	216,683	968	1,325,790	—
Total	580,087	528,052	216,683	968	1,325,790	—

(Rs. in '000s)

SCHEDULE – 2B
ASSETS HELD TO COVER LINKED BUSINESS

	March 31, 2002				March 31, 2001
	Balanced	Income	Growth	Total	
LONG TERM INVESTMENTS					
Government securities and Government guaranteed Bonds including Treasury Bills (Historical Costs Current Year Rs. 23,721 thousands)	2,453	20,445	1,074	23,972	—
Other Investments :					
Equity Shares (Historical Costs Current Year Rs. 13,868 thousands)	3,332	—	10,175	13,507	—
Debentures/ Bonds (Historical Costs Current Year Rs. 8,201 thousands)	823	6,940	588	8,351	—
Investments in Infrastructure and Social Sector :					
Debentures/ Bonds (Historical Costs Current Year Rs. 21,270 thousands)	2,201	19,076	—	21,277	
Net Current Assets	982	6,281	1,004	8,267	—
Total	9,791	52,742	12,841	75,374	—
In India	9,791	52,742	12,841	75,374	—
Total	9,791	52,742	12,841	75,374	—

SCHEDULE – 3
FIXED ASSETS

Particulars	Cost/ Gross Block			Depreciation			Net Block	
	Opening	Additions	Closing	Upto last Period	For the Year	To Date	As at 31 March, 2002	As at 31 March, 2001
Leasehold Improvement	25,676	81,965	107,641	387	9,264	9,651	97,990	25,289
Information Technology Equipment	16,954	27,102	44,056	2,372	10,816	13,188	30,868	14,582
Software	15,099	46,965	62,064	1,421	19,773	21,194	40,870	13,678
Networks	—	21,244	21,244	—	4,472	4,472	16,772	—
Office Equipment	27,828	83,202	111,030	2,761	25,869	28,630	82,400	25,067
Sub-total	85,557	260,478	346,035	6,941	70,194	77,135	268,900	78,616
Capital Work-in-Progress							13,047	63,263
Total							281,947	141,879
Previous Year	—	85,557	85,557	—	6,941	6,941	78,616	—

SCHEDULE – 4
CASH AND BANK BALANCES

	March 31, 2002	March 31, 2001
Cash (including cheques in hand)	73,229	19,081
Bank Balance		
(a) Deposit Account : Short-term (due within 12 months of the date of balance sheet)	15,105	15,009
(b) Current Account	101	—
Money at Call and Short Notice with banks #	18,680	—
Total	107,115	34,090
CASH and BANK BALANCES		
In India	107,115	34,090
Total	107,115	34,090

includes Rs. 6.4 million (Previous period Rs. Nil) investment of Non-Participating busines.

SCHEDULE – 5
ADVANCES AND OTHER ASSETS

	March 31, 2002	March 31, 2001
ADVANCES		
Prepayments	342	152
Advance tax paid and taxes deducted at source	746	404
Deposits	46,162	30,733
Rent and other advances	8,420	6,008
Other receivables	125	1,000
TOTAL (A)	55,795	38,297
OTHER ASSETS		
Income accrued on investments	51,132	23,926
Outstanding Premiums	11,723	539
Deposit with Reserve Bank of India [Pursuant to Section 7 of Insurance Act, 1938]	1,000	1,000
TOTAL (B)	63,855	25,465
TOTAL (A+B)	119,650	63,762

Continued

(Rs. in '000s)

	March 31, 2002	March 31, 2001
SCHEDULE – 6		
CURRENT LIABILITIES		
Agents' Balances	655	5,159
Sundry Creditors	10,090	8,863
Expenses Payable	93,655	72,175
Due to Holding company	6,146	6,577
TDS Payable	6,706	5,187
Unarranged Overdraft	14,208	3,744
Premium and other Liabilities	137,061	8,321
Premium received in advance	4,756	13
Claims Outstanding	719	—
Total	**273,996**	110,039

	Participating	Non-participating	Annuities Par	Linked	Total
SCHEDULE – 7					
PREMIUM					
For the year ended March 31, 2002					
First year premiums	352,249	17,094	175,970	12,384	557,697
Renewal premiums	28,299	2,165	12	—	30,476
Single premiums	—	464,162	47,680	63,738	575,580
Total Premium	**380,548**	**483,421**	**223,662**	**76,122**	**1,163,753**
Premium Income from business written :					
In India	380,548	483,421	223,662	76,122	1,163,753
Total Premium (Net)	**380,548**	**483,421**	**223,662**	**76,122**	**1,163,753**
For the period ended March 31, 2001					
First year premiums	30,241	2,275	10	—	32,526
Single Premiums	—	27,186	—	—	27,186
Total Premium	**30,241**	**29,461**	**10**	**—**	**59,712**
Premium Income from business written :					
In India	30,241	29,461	10	—	59,712
Total Premium (Net)	**30,241**	**29,461**	**10**	**—**	**59,712**
SCHEDULE – 8					
COMMISSION EXPENSES					
For the year ended March 31, 2002					
Commission					
Direct– First year premiums	102,862	5,522	24,304	1,263	133,951
– Renewal premiums	2,102	155	1	—	2,258
– Single premiums	—	7,444	854	211	8,509
Net Commission	**104,964**	**13,121**	**25,159**	**1,474**	**144,718**
For the period ended March 31, 2001					
Commission					
Direct– First year premiums	9,515	754	4	—	10,273
– Single premiums	—	523	—	—	523
Net Commission	**9,515**	**1,277**	**4**	**—**	**10,796**
SCHEDULE – 9					
OPERATING EXPENSES					
For the year ended March 31, 2002					
Employees' remuneration and welfare benefits	159,288	30,015	45,212	5,508	240,023
Travel, conveyance and vehicle running expenses	18,354	3,538	4,543	483	26,918
Rents, rates and taxes	50,342	10,480	11,251	1,397	73,470
Repairs	11,172	2,342	2,527	308	16,349
Printing and stationery	10,109	2,037	2,176	301	14,623
Communication expenses	18,731	3,087	5,649	733	28,200
Legal and professional charges	20,087	3,572	6,111	726	30,496
Medical fees	7,113	1,659	2,769	186	11,727
Auditors' fees :					
(a) as auditor	450	47	270	23	790
Advertisement and publicity	139,256	23,280	36,712	4,664	203,912
Interest and bank charges	448	204	84	203	939
Others	41,531	8,055	12,129	1,613	63,328
Agents training and recruitment	44,696	7,606	13,657	1,689	67,648
Depreciation	46,309	8,131	14,121	1,491	70,052
Total	**567,886**	**104,053**	**157,211**	**19,325**	**848,475**

	Participating	Non-participating	Annuities Par	Linked	Total
For the period ended March 31, 2001					
Employees' remuneration and welfare benefits	45,060	6,355	11	—	51,426
Travel, conveyance and vehicle running expenses	7,148	1,008	2	—	8,158
Rents, rates and taxes	26,277	3,706	7	—	29,990
Repairs	1,574	222	—	—	1,796
Printing and stationery	1,844	380	—	—	2,224
Communication expenses	1,677	264	—	—	1,941
Legal and professional charges	7,293	1,029	2	—	8,324
Medical fees	1,216	200	—	—	1,416
Auditors' fees :					
(a) as auditor	307	43	—	—	350
(b) in any other capacity	9	1	—	—	10
Advertisement and publicity	52,099	7,348	13	—	59,460
Interest and bank charges	52	9	—	—	61
Agents training and recruitment	24,503	3,392	6	—	27,901
Others	5,758	1,046	2	—	6,806
Depreciation	5,454	769	1	—	6,224
Total	**180,271**	**25,772**	**44**	**—**	**206,087**

SCHEDULE – 10

BENEFITS PAID [NET]

	Participating	Non-participating	Annuities Par	Linked	Total
For the year ended March 31, 2002					
1 Insurance Claims					
(a) Claims by Death	4,055	2,405	—	2	6,462
(b) Other benefits					
– Guaranteed Additions	57	7	—	—	64
Total	**4,112**	**2,412**	**—**	**2**	**6,526**
Benefits paid to claimants :					
1 In India	4,112	2,412	—	2	6,526
Total Benefits paid (Net)	**4,112**	**2,412**	**—**	**2**	**6,526**
For the period ended March 31, 2001					
1 Insurance Claims	—	—	—	—	—

SCHEDULE – 11

Significant accounting policies and notes forming part of the accounts for the year ended March 31, 2002

1. **BACKGROUND**

ICICI Prudential Life Insurance Company Limited ('the Company') was incorporated on July 20, 2000. The principal shareholders of the Company are ICICI Limited (74%) and Prudential Corporation Holdings Limited (26%). The Company is registered as a life insurer with the Insurance Regulatory and Development Authority ('IRDA').

On April 11, 2002 ICICI Limited, the holding company has got an approval from the High Court for its proposed merger with ICICI Bank Limited effective March 30, 2002.

The Company's life insurance business comprises of non-linked participating, non-linked non-participating, annuities and linked policies. Some of these policies have riders attached to them such as Accident and Disability Benefit, Level Term, Critical Illness and Major Surgical Assistance.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

2.1 **Basis of preparation**

The accompanying financial statements have been prepared under the historical cost convention and on the accrual basis of accounting and complies with the accounting standards issued by the Institute of Chartered Accountants of India (to the extent applicable) and in accordance with generally accepted accounting principals and the provisions of the Insurance Act, 1938, Insurance Regulatory and Development Authority Act, 1999, and the Insurance Regulatory and Development Authority (Preparation of Financial Statements and Auditor's Report of Insurance Companies) Regulations, 2002 ('the Regulations').

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements.

2.2 **Revenue recognition**

- Premium income is recognized as income when due;
- Interest income is accounted on an accrual basis; and
- Dividend income is recognised when the right to receive dividend is established.

2.3 **Claims**

Death claims are accounted on intimation. Maturity claims are accounted when due for payment.

2.4 **Acquisition costs**

Acquisition costs are costs that vary with and are primarily related to the acquisition of new and renewal insurance contracts. Such costs are expensed in the year in which they are incurred.

2.5 **Liability for life policies in force**

Liabilities for life policies in force are determined actuarially by the appointed actuary on the basis of an annual review of the life insurance business as per the gross premium method. Actuarial policies and assumptions are given in note 3.2 below.

2.6 Investments

Classification

Investments maturing within twelve months from balance sheet date and investments made with the specific intention to dispose of within twelve months from balance sheet date are classified as short-term. Investments other than short term are classified as long term investments.

Valuation - non-linked business

All debt securities are considered as 'held to maturity' and accordingly stated at historical cost subject to amortization of premium or accretion of discount on straight line basis over the period of maturity / holding.

The realised gains or loss on the securities is the difference between the sale consideration and the amortized cost in the books of the Company as on the date of sale.

Valuation - Linked business

All investments relating to linked business are valued at fair value. The realized gains or losses on these securities is the difference between the sale consideration and the book cost in the books of the Company as on the date of sale. Unrealized gains and losses are recognised in the scheme's revenue account.

2.7 Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation. Assets costing upto Rs. 20,000 (Rupees twenty thousand) are charged fully to expense as depreciation in the year of acquisition.

Depreciation is provided on Straight-Line Method (SLM) pro-rata from the date of acquisition with reference to management's assessment of the estimated useful life for each class of asset. Depreciation is provided at the following rates:

Asset	Depreciation rate
Leasehold improvements	Over the period of lease, subject to a maximum of 9 years.
Communication networks and servers	25 %
Computers and peripheral equipment	33.33 %
Software	33.33 %
Vehicles	20 %
Office Equipment	25 %

2.8 Staff benefits

- The company makes a contribution to the recognized provident fund at 12% of the basic salary of each employee;
- The Company has incorporated a trust, which in turn has taken a group policy to cover Company's liability towards gratuity. Company's contribution (actuarially determined at the year end) to the trust is charged to expenses; and
- Leave encashment liability is provided for as per the eligibility criteria of the Company's Rules.

2.9 Foreign exchange transactions

Transactions in foreign currency are accounted at the rate of exchange prevailing on the date of the transaction. Current assets and liabilities are translated at the year-end closing rates. The resulting exchange gain or loss is reflected in the profit and loss account / revenue account.

2.10 Taxation

Current taxes

The Company provides for income tax on estimated taxable income in accordance with the provisions of the Income-tax Act, 1961 applicable to Life Insurance Companies as of date. These provisions are not entirely clear for newly incorporated life insurance companies. In case a tax liability arises due to the modification of the provisions applicable to life insurance companies, the same will have to be provided for in the year in which the liability is determined.

Deferred taxes

Deferred tax assets and liabilities are determined as the tax effect of timing differences using the enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in the profit and loss account / the Revenue accounts in the period of change. Deferred tax assets are recognised subject to management's consideration of prudence in respect of their realisability.

3 NOTES TO ACCOUNTS

Statutory disclosures as required by the Regulations

3.1 Contingent liabilities

(Rs. in '000s)

	March 31, 2002	*March 31, 2001*
Partly-paid up investments	Nil	*Nil*
Underwriting commitments outstanding	Nil	*Nil*
Claims, other than those under policies, not acknowledged as debts	Nil	*Nil*
Guarantees given by or on behalf of the Company	Nil	*Nil*
Statutory demands/liabilities in dispute, not provided for	Nil	*Nil*
Reinsurance obligations to the extent not provided for in accounts	Nil	*Nil*

3.2 Actuarial method and assumptions

The Company's life insurance business consists of policies under non-linked participating business, non-linked non-participating business and linked business. Some of these policies have riders attached to them such as Accident and Disability Benefit, Level Term, Income Benefit, Critical Illness and Major Surgical Assistance.

The linked business consists of three schemes, namely, Balanced Fund, Growth Fund and Income Fund.

The actuarial valuation liability on both participating and non-participating policies is calculated using the gross premium method. The gross premium reserves are calculated using assumptions for interest, mortality, expense, and inflation and in the case of participating policies, the future bonuses together with allowance for taxation and allocation of profits to shareholders. These assumptions are determined as prudent estimates at the date of valuation with allowance for adverse deviations. Interest rates used for valuation are in the range from 6.00% to 9.15% per annum. Mortality rates used are based on the published L.I.C. (1994 – 96) Ultimate Mortality Table adjusted to reflect expected experience and allowance for adverse deviation.

The method of unearned premium for the unexpired portion of the risk has been adopted for the general fund liabilities of linked business and riders thereunder, Accident and Disability Benefit riders and One Year Renewable Group Term Insurance. The unit liability in respect of linked business has been valued on the basis of the Net Asset Value of the units, to the credit of policyholders, as on the valuation date.

3.3 Encumbrances on assets

The assets of the Company are free from all encumbrances.

3.4 Capital Commitments

The capital commitments made and outstanding at year-end for fixed assets amount to Rs.19.4 million (2001 : Rs.5.7 million).

3.5 Operating Lease commitments

The minimum amounts payable in future towards non-cancelable lease agreements is as follows:

	(Rs. in '000s)
Not later than one year	**59,494**
Later than one year not later than five years	**180,954**
Later than five years	**110,936**

3.6 Claims

Claims settled and remaining unpaid for a period of more than six months at year end amount to Rs. Nil (2001: Rs Nil).

3.7 Value of unsettled contracts

Value of contracts relating to investments of linked business at *March 31, 2002 for:*

- Purchases where deliveries are pending- Rs. 3.7 million (2001: Rs Nil); and
- Sales where payments are pending - Rs. 0.1 million (2001: Rs. Nil).

3.8 Allocation of expenses

Operating expenses relating to insurance business are allocated to specific business segments – non-linked participating, non-linked non-participating, annuities and unit linked on the basis of :

- Expenses which are directly identifiable to the business segments are allocated on actual basis; and
- Other expenses, which are not directly identifiable, are allocated on either of the following basis:
  - Number of policies;
  - Weighted annualised first year premium income;
  - Sum assured; and
  - Total premium income.

The method of allocation has been decided based on the nature of the expense and its logical co-relation with various business segments.

Managerial remuneration

The Company has made a provision for remuneration payable to the Managing Director based on the approval of the shareholders. In terms of Section 34A of the Insurance Act 1938, an application has been made to IRDA for approval of the remuneration.

The details of the remuneration included in employee cost are as follows:

(Rs. in '000s)

	March 31, 2002	*March 31, 2001*
Salary, perquisites and bonus	**7,426**	*Nil*
Provision for contribution to provident fund	**67**	*Nil*

- Contribution towards benefits in respect of gratuity are being funded on an overall Company basis annually and accordingly have not been considered in the above information.

3.9 Investments

- All investments are made in accordance with the Insurance Act, 1938 and Insurance Regulatory and Development Authority (Investment) Regulations, 2000; and
- All investments are performing investments.

3.10 Sector-wise percentage of business

- Sector-wise break-up of policies outstanding at year end is given below:

Sector	**March 31, 2002**	*March 31, 2001*
Rural	**7.05 %**	*1.44%*
Urban	**92.95 %**	*98.56%*

3.11 Allocation of investments and investment income

The investments are effected from the respective funds of the policyholders or shareholders and income thereon has been accounted accordingly. At the end of the year, the shareholders have transferred certain assets to the policyholders account to the extent required to cover the liabilities for life policies in force.

3.12 Risks retained and reinsured

- Extent of risk retained and reinsured is given below:

	March 31, 2002	*March 31, 2001*
Risk retained	**96%**	*98%*
Risk reinsured	**4%**	*2%*

3.13 Details of related parties and transactions with related parties

Related parties and nature of relationship:

Name of the related party	**Nature of relationship**
ICICI Securities and Finance Company Limited	Fellow Subsidiary
ICICI Brokerage Services Limited	Fellow Subsidiary
ICICI Capital Services Limited (subject to approval of merger with ICICI Bank)	Fellow Subsidiary
ICICI Personal Financial Services Limited (subject to approval of merger with ICICI Bank)	Fellow Subsidiary
ICICI Venture Funds Management Company Limited	Fellow Subsidiary
ICICI Infotech Services Limited	Under common control
ICICI Home Finance Company Limited	Fellow Subsidiary
ICICI Knowledge Park Limited	Under common control
ICICI WebTrade Limited	Fellow Subsidiary
ICICI Investment Management Company Limited	Fellow Subsidiary
ICICI Eco-Net Limited	Fellow Subsidiary
ICICI Trusteeship Services Limited	Fellow Subsidiary
ICICI Lombard General Insurance Company Limited	Fellow Subsidiary
ICICI Bank Limited	Under common control
ICICI Properties Private Limited	Under common control
ICICI Realty Private Limited	Under common control
ICICI Real Estate Company Private Limited	Under common control
ICICI Information Technology Fund	Under common control
ICICI Equity Fund – VCF	Under common control
ICICI Technology Incubator Fund	Under common control
ICICI Kinfra Limited	Under common control
ICICI Global Opportunities Fund Llc (dissolved w.e.f. 27-Mar-02)	Fellow Subsidiary
ICICI Infotech Pte Limited	Under common control
ICICI Infotech Inc.	Under common control
ICICI Securities Holding Inc.	Fellow Subsidiary
ICICI Securities Inc.	Fellow Subsidiary
ICICI West Bengal Infrastructure Devlep. Corp. Limited	Under common control
ICICI International Limited	Fellow Subsidiary
ICICI Eco-net Internet and Tech Fund	Under common control
ICICI Property Trust	Under common control
Prudential ICICI AMC Limited	Associate
Prudential ICICI Trust Limited	Associate
ICICI OneSource Limited	Under common control
Prudential Corporation Holdings Limited	Substantial Interest
Shikha Sharma	Managing Director

Details of significant transactions with related parties

The following represents significant transactions between the Company and related parties. (Rs. in '000s)

Name of the related party	Description	Total value of transactions during the year	Receivable/ (payable) at March 31, 2002
ICICI Limited	ICICI Limited has set up a platform for the group for sharing of common services and facilities including technology. In addition, ICICI Limited has leased its premises to the Company.	40,599	(6,146)
Prudential Corporation Holding Limited	Fees for professional services rendered to Prudential Corporation Holding Limited.	1,011	
ICICI Eco-net Internet and Tech Fund	ICICI Eco-net Internet and Tech Fund Towards development of website.	1,000	
ICICI Bank	The Company has entered into an agreement of business support with ICICI Bank.	1,791	
ICICI Lombard General Insurance Company Limited	The Company has taken general insurance policies from ICICI Lombard General Insurance Company Limited as a cover for burglary, fire and fidelity.	364	
Shikha Sharma, *Managing Director*	Managerial Remuneration **Excludes amount payable to ICICI Limited.*	7,493	*(3,741)
ICICI Personal Financial Services Limited (ICICI PFS)	The Company is in use of the expertise and technology of ICICI PFS call centre.	3,355	(1,802)
ICICI Infotech	The Company is in use of the data centre and other common technology of ICICI Infotech Limited The Company has also appointed ICICI Infotech as consultant for development and implementation of software.	11,490	(2,968)
ICICI Securities and Finance Company Limited	Interest income from short term deposits and call money deposits placed with ICICI Securities and Finance Limited	668	
ICICI Home Finance Co. Limited	Identifying locations for setting up branches in various parts of India	1,621	

3.14 Balance Sheet of Linked Business at March 31, 2002 (Rs. in '000s)

	Schedule	Balanced	Income	Growth	Total
Source of Funds					
Unit capital					
Units of Rs 10/- each		8,813	47,293	11,709	67,815
Unit Premium		531	3,052	834	4,417
Revenue Account		447	2,397	298	3,142
Total		**9,791**	**52,742**	**12,841**	**75,374**
Application of Funds					
Investments	2B				
Government Securities		2,453	20,445	1,074	23,972
Equities		3,332	—	10,175	13,507
Debentures and Bonds		3,024	26,016	588	29,628
		8,809	**46,461**	**11,837**	**67,107**
Current Assets					
Money at call		750	1,350	2,620	4,720
Bank balance – in current account		47	5	82	134
Income accrued on investments		143	1,279	56	1,478
Unit collection account		610	3,735	1,188	5,533
Other assets		42	—	230	272
		1,592	**6,369**	**4,176**	**12,137**
Current Liabilities					
Outstanding purchases		593	—	3,152	3,745
Other current liabilities		17	88	20	125
		610	**88**	**3,172**	**3,870**
Net current assets	2B	**982**	**6,281**	**1,004**	**8,267**
Total		**9,791**	**52,742**	**12,841**	**75,374**

3.15 Revenue Account for Linked Business for the year ended March 31, 2002 (Rs. in '000s)

	Balanced	Income	Growth	Total
INCOME				
Interest Income	157	983	141	1,281
Profit on Sale of Investment	395	1,382	485	2,262
Less: Loss on Sale of Investments	(23)	(95)	(27)	(145)
Unrealized Gains/(loss)	(41)	342	(255)	46
Total Income (A)	**488**	**2,612**	**344**	**3,444**
EXPENSES				
Fund Management Expenses	17	95	19	131
Fund Administrative Expenses	24	120	27	171
Total Expenses (B)	**41**	**215**	**46**	**302**
Net Income transferred to Revenue Account (A-B)	**447**	**2,397**	**298**	**3,142**

3.16 Previous period comparatives

Current year numbers represent a complete year of operations. Previous period numbers are only for 4 months and hence may not be comparable with the current year. Previous period figures have been regrouped, reclassified and recast wherever necessary to conform to current year presentation.

cash flow statement

ICICI PRUDENTIAL

for the year ended March 31, 2002

(Rs. in '000s)

		March 31, 2002		March 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Cash Receipts from customers :				
Premium Income	1,152,569		*59,161*	
Other Income	1,294		—	
Fees from professional services	2,011		—	
Premium and other receipts	127,491	1,283,365	*8,334*	*67,495*
Cash paid towards Operating Activities :				
Expenses	(920,661)		*(200,805)*	
Advances and Deposits	(17,841)	(938,502)	*(32,170)*	*(232,975)*
Net cash from operating activities :		344,863		*(165,479)*
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of fixed assets		(210,262)		*(129,406)*
Investment :				
G-Sec and Debentures	(645,642)		*(1,212,120)*	
Equities	(10,034)		—	
Mutual Funds	(34,245)		—	
Fixed Deposit	—		*(15,000)*	
Deposit with RBI	—		*(1,000)*	
Call deposit	(23,400)	(713,321)	—	*(1,228,120)*
Interest received	96,449		*33,720*	
Profit on Sale of Investment	126,191	222,639	*4,622*	*38,342*
Net cash from investing activities :		(700,943)		*(1,319,184)*
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issuance of share capital		400,000		*1,500,000*
Net cash used in financing activities:		400,000		*1,500,000*
Net increase in Cash and cash equivalents		43,920		*15,337*
Cash and cash equivalents at beginning of the year		15,337		—
Cash and cash equivalents at end of the year :		59,256		*15,337*

Statement pursuant to Part IV, Schedule VI to the Companies Act, 1956
Balance Sheet Abstract and Company's General Business Profile

1. Registration Details

Registration No. 127837 — State Code 11

Balance Sheet Date: 31 (Date) 03 (Month) 2002 (Year)

2. Capital Raised during the year

(Amount in Rupees thousand)

Public Issue	Bonus Issue

Rights Issue	Private Placement
	400000

3. Position of Mobilization and Deployment of Funds

(Amount in Rupees thousand)

Total Liabilities	Total Assets

Sources of Funds

Paid-up Capital	Reserves and Surplus
1900000	

Secured Loans	Unsecured Loans

Application of Funds

Net Fixed Assets	Investments

Net Current Assets	Miscellaneous Expenditure

Accumulated Losses

4. Performance of the Company

(Amount in Rupees thousand)

Total Turnover	Total Expenditure

Loss before Tax	Loss after Tax

Earnings per Share in Rupees	Dividend

5. Generic Names of three Principal Products/Services of the Company

Item Code No. (ITC code): —

Product description: Life Insurance

Notes:

The Company being a life Insurance Company the accounts of the Company are not required to be made in accordance with Schedule VI. Further, the Insurance Act, 1938, requires the accounts of the company to be split between policyholders' and shareholders' funds. In view of the above it is not possible to give the information required in Part III and Part IV of the schedule.

ICICI Lombard GENERAL INSURANCE

ICICI LOMBARD GENERAL INSURANCE COMPANY LIMITED

2ND ANNUAL REPORT AND ACCOUNTS 2001-2002

Directors
K. V. Kamath, *Chairman*
B.V. Bhargava
Farid Gulmohamed
Lalita D. Gupte
Byron G. Messier
Kalpana Morparia
S. Mukherji
Chandran Ratnaswami
Sandeep Bakhshi, *Managing Director & CEO*

Auditors
Bharat S. Raut & Co.
Chartered Accountants

Registered Office
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai - 400 051

directors' report

to the members

Your Directors have pleasure in presenting the Second Annual Report of the Company with the audited Statement of Accounts for the year ended March 31, 2002.

APPROPRIATIONS

The Policyholders' Revenue Account shows a deficit of Rs 130.69 million and the Shareholders' Profit and Loss Account shows a deficit of Rs 92.81 million, after taking into account all expenses and brought forward loss. In view of the above, the Directors do not recommend any dividend for the period ended March 31, 2002.

OPERATIONAL REVIEW

Your Company was granted the Certificate of Registration for carrying out General Insurance business by the Insurance Regulatory and Development Authority (IRDA) on August 03, 2001. It commenced commercial operations on August 31, 2001. Your Company is now operational in 11 locations covering the important commercial centers across the country.

The Company has focussed on leveraging the ICICI group's corporate relationships and the results have been satisfactory. The Company is also planning alternate modes of distribution through agents, banks and self-help agencies for wider geographical presence and better market penetration.

The Company proposes to position itself in the retail space and has started offering motor insurance. The development of other retail products like home insurance, health insurance and travel related insurance products are in progress. These products are expected to be rolled out in the current year 2002-2003.

Keeping in line with the commitments to the social sector, the Company has covered 2902 lives from economically vulnerable or backward classes of the society.

The Company is enhancing its product offerings and would attempt to provide its customers quality service through customized solutions, efficient distribution channels, prompt claims settlement process and technology-based delivery.

AUDIT COMMITTEE

The Board at its Sixth Meeting held on September 18, 2001 had constituted an Audit Committee of Directors pursuant to the provisions of Section 292A of the Companies Act, 1956 comprising of K.V. Kamath, Lalita D. Gupte and Sanjiv Kerkar. In view of withdrawal of nomination of Sanjiv Kerkar and appointment of new Directors on the Board of the Company, the Audit Committee was reconstituted by appointing S. Mukherji, Byron G. Messier and Farid Gulmohamed in place of K.V. Kamath, Lalita D. Gupte and Sanjiv Kerkar respectively.

PUBLIC DEPOSITS

During the year under review, the Company has not accepted any deposit under Section 58-A of the Companies Act, 1956.

DIRECTORS

Sanjiv Kerkar was nominated by ICICI as the Managing Director of the Company. ICICI withdrew his nomination as the Managing Director and nominated Sandeep Bakhshi as the Managing Director in his place effective March 19, 2002. The Board appointed Sandeep Bakhshi as the Managing Director & CEO of the Company for a period of five years effective March 19, 2002, subject to the approval of the Insurance Regulatory and Development Authority, and Members in the forthcoming Annual General Meeting. The Board placed on record its appreciation of the valuable services rendered by Sanjiv Kerkar during his tenure as the Managing Director & CEO of the Company including his role in setting up the Company and obtaining licence from IRDA.

Kalpana Morparia and S. Mukherji were nominated by ICICI as Directors of the Company effective March 22, 2002.

The Board appointed Byron G. Messier and Chandran Ratnaswami, (both representatives of Lombard Canada Limited) and Farid Gulmohamed, as additional Directors of the Company effective March 22, 2002 and B.V. Bhargava as an additional Director of the Company effective April 29, 2002. They would hold office upto the date of the ensuing Annual General Meeting of the Company but are eligible for appointment.

In terms of the provisions of the Articles of Association of the Company, Lalita D. Gupte, would retire at the ensuing Annual General Meeting and being eligible offers herself for re-appointment.

AUDITORS

The Auditors, M/s. Bharat S. Raut & Co., Chartered Accountants, Mumbai, will retire at the ensuing Annual General Meeting. The Board at its Meeting held on April 29, 2002 has proposed their appointment as Auditors to audit the accounts of the Company for the financial year ending March 31, 2003. You are requested to consider their appointment.

FOREIGN EXCHANGE EARNINGS AND EXPENDITURE

During 2001-2002, the Company has incurred expenditure in foreign currencies amounting to Rs. 2.72 million on account of advertisement, foreign travel and training expenses.

PERSONNEL AND OTHER MATTERS

As required by the provisions of Section 217 (2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, as amended, the names and other particulars of the employees are set out in the annexure to the Directors' Report.

Since your Company does not own any manufacturing facility, the disclosure of information on other matters required to be disclosed in terms of Section 217 (1) (e) of the Companies Act, 1956 read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, are not applicable and hence not given.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors confirm that:

1. in the preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanation relating to material departures;
2. they have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for that period;
3. they have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and
4. they have prepared the annual accounts on a going concern basis.

ACKNOWLEDGEMENTS

Your Company is grateful to the Insurance Regulatory and Development Authority for their support and advice.

Your Company would like to express its gratitude for the unstinted support and guidance received from ICICI Bank and other ICICI group companies, Lombard Canada Limited and Fairfax Financial Holdings Limited.

Your Directors would also like to place on record their appreciation for the commitment, hard work and team effort shown by the employees of the Company.

For and on behalf of the Board

K.V. KAMATH
Chairman

Mumbai, April 29, 2002

auditors' report

to the members of ICICI Lombard General Insurance Company Limited

We have audited the attached Balance Sheet of ICICI Lombard General Insurance Company Limited ('the Company') as at March 31, 2002, the Fire, Marine and Miscellaneous Insurance Revenue Accounts (collectively known as the 'Revenue Accounts') and the Profit and Loss Account for the year then ended and annexed thereto.

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

The Balance Sheet, the Revenue Accounts and the Profit and Loss Account have been drawn up in accordance with the Insurance Regulatory and Development Authority (Preparation of Financial Statements and Auditor's Report of Insurance Companies) Regulations 2002 read with Section 211 of the Companies Act, 1956.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report thereon as follows:

- We have obtained all the information and explanations which, to the best of our knowledge and belief were necessary for the purposes of our audit and have found them to be satisfactory;
- In our opinion, proper books of account as required by law have been maintained by the Company so far as appears from our examination of those books;
- The Balance Sheet, Revenue Accounts and Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account and returns;
- The Company's actuary has certified the actuarial valuation of liabilities;
- On the basis of written representations received from the Directors of the Company as at March 31, 2002 and taken on record by the Board of Directors, no Director of the Company is disqualified as on March 31, 2002 from being appointed as Director under clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956;

In our opinion and to the best of our information and according to the information and explanations given to us:

- The Balance Sheet, the Revenue Accounts and the Profit and Loss Account referred to in this report are in compliance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956 to the extent applicable to the Company;
- Investments have been valued in accordance with the provisions of the Insurance Regulatory and Development Authority (Preparation of Financial Statements and Auditor's Report of Insurance Companies) Regulations 2002;
- The accounting policies selected by the Company are appropriate and in compliance with the applicable Accounting Standards and with the accounting principles, as prescribed in Insurance Regulatory and Development Authority (Preparation of Financial Statements and Auditor's Report of Insurance Companies) Regulations, 2002; and
- The said accounts are prepared in accordance with the requirements of the Insurance Act, 1938, the Insurance Regulatory and Development Act, 1999 and the Companies Act, 1956 to the extent applicable in a manner so required, and give a true and fair view:
  - in the case of the balance sheet, of the state of affairs of the Company as at March 31, 2002;
  - in the case of the Revenue accounts, of the loss for the year ended March 31, 2002;
  - in the case of the Profit and Loss Account, of the loss for the year ended March 31, 2002; and
  - in the case of the cash flow statement, of the receipts and payments for the year ended March 31, 2002.

According to the information and explanations given to us and the best of our knowledge and belief, we certify that:

- We have reviewed the management report and there is no apparent mistake or material inconsistencies with the financial statements;
- There are no terms and conditions specified in the certificate of registration number 115, dated August 3, 2001 received by the Company from the Insurance Regulatory and Development Authority;
- We have verified the investments by actual inspection or production of certificates, as the case may be; and
- The Company is not the trustee of any trust.

For BHARAT S RAUT & CO.
Chartered Accountants

Mumbai
April 29, 2002

AKEEL MASTER
Partner

balance sheet profit and loss account

ICICI Lombard GENERAL INSURANCE

balance sheet as at March 31, 2002

	Schedule	(Rs. in '000s)	March 31, 2001
SOURCES OF FUNDS			
Share Capital	5	1,094,422	*(7,129)*
Total		1,094,422	*(7,129)*
APPLICATION OF FUNDS			
Investments	6	1,128,990	—
Fixed assets	7	23,314	*1,114*
Deferred tax asset		33,873	—
Current assets (A)			
Cash and bank balances	8	125,792	*7*
Advances and other assets	9	248,011	*9,141*
Sub-Total (A)		373,803	*9,148*
Current liabilities	10	411,343	*30,052*
Provision	11	147,024	—
Sub-Total (B)		558,367	*30,052*
Net current assets (C) = (A - B)		(184,564)	*(20,904)*
Debit balance in profit and loss account		92,809	*12,661*
Total		1,094,422	*(7,129)*

Schedules referred to herein form an integral part of the Balance Sheet.

profit and loss account for the year ended March 31, 2002

			(Rs. in '000s)	March 31, 2001
1. Operating profit/(loss)				
(a) Fire insurance			(571)	—
(b) Marine insurance			(3)	—
(c) Miscellaneous insurance			(130,120)	—
2. Income from investments				
(a) Interest – Gross			51,996	—
(b) Profit on sale of investments			643	—
3. Interest other			14	—
Total (A)			(78,041)	—
4. Other expenses				
(a) Expenses other than those related to insurance business				
Employees' remunerations and welfare benefits			12,595	*4,503*
Travel, conveyance and vehicle running expenses			3,085	*1,297*
Training expenses			1,574	*1,204*
Rents, rates and taxes			9,704	*2,089*
Legal and professional charges			2,196	*1,093*
Others			2,538	*1,822*
(b) Preliminary expenses written off			1,558	*653*
Total (B)			33,230	*12,661*
Loss before tax			111,271	*12,661*
Provision for taxation:				
(a) Current tax expense		(2,750)		—
(b) Deferred tax income		29,200	26,450	—
Loss after tax			84,821	*12,661*
Balance of loss brought forward from previous period		12,661		
Deferred tax of earlier year		(4,673)	7,988	—
Loss carried forward to balance sheet			92,809	*12,661*

As per our report attached of even date

For BHARAT S. RAUT & CO.
Chartered Accountants

AKEEL MASTER
Partner

Mumbai
April 29, 2002

For and on behalf of the Board

K.V. KAMATH
Chairman

LALITA D. GUPTE
Director

KALPANA MORPARIA
Director

S. MUKHERJI
Director

SANDEEP BAKHSHI
Managing Director & CEO

RAKESH JAIN
Head Finance & Accounts

revenue accounts

for the period ended March 31, 2002

(Rs. in '000s)

Particulars	Schedule	Fire	Marine	Miscellaneous	Total
1. Premium earned (Net)	1	2,054	15	12,080	14,149
2. Profit on sale of Investments		4	0	47	51
3. Interest on investments – Gross		317	1	3,834	4,152
Total (A)		**2,375**	**16**	**15,961**	**18,352**
1. Claims incurred (Net)	2	1,232	10	16,640	17,882
2. Commission	3	(31,570)	(2)	(8,804)	(40,376)
3. Operating Expenses related to insurance business	4	33,284	11	86,745	120,040
4. Others – premium deficiency		—	—	51,500	51,500
Total (B)		**2,946**	**19**	**146,081**	**149,046**
Operating Profit/(Loss) (C) = (A - B)		**(571)**	**(3)**	**(130,120)**	**(130,694)**
APPROPRIATIONS					
Transfer to shareholders' account		(571)	(3)	(130,120)	(130,694)
Total (C)		**(571)**	**(3)**	**(130,120)**	**(130,694)**

Note : There being no commercial operations, corresponding previous period figures are nil.

As required by Section 40C(2) of the Insurance Act, 1938, we certify that, to the best of our knowledge and according to the information and explantions given to us, and so far as appears from our examination of the Company's books of account, all expenses of management, wherever incurred, whether directly or indirectly, have been fully debited in the Revenue Accounts as expense.

Schedules referred to herein form an integral part of the Revenue Accounts.

As per our report attached of even date

For BHARAT S. RAUT & CO.
Chartered Accountants

AKEEL MASTER
Partner

Mumbai
April 29, 2002

For and on behalf of the Board

K.V. KAMATH
Chairman

LALITA D. GUPTE
Director

KALPANA MORPARIA
Director

S. MUKHERJI
Director

SANDEEP BAKHSHI
Managing Director & CEO

RAKESH JAIN
Head Finance & Accounts

schedules

forming part of the revenue accounts

SCHEDULE – 1

Premium Earned (net)

(Rs. in '000s)

Particulars	Fire	Marine Cargo	For the period ended March 31, 2002 Miscellaneous								Total
			Motor	Engineering	Workmen Compensation	Public Liability	Personal Accident	Health Insurance	Others	Total Miscellaneous	
Premium from direct business written	109,832	38	97,995	21,143	96	228	8,458	18,876	14,446	161,242	271,112
Less : premium on reinsurance ceded	96,833	8	22,853	17,401	22	53	6,434	3,775	14,060	64,598	161,439
Net premium	**12,999**	**30**	**75,142**	**3,742**	**74**	**175**	**2,024**	**15,101**	**386**	**96,644**	**109,673**
Adjustment for change in reserve for unexpired risks	10,945	15	66,679	3,087	64	144	2,054	12,249	287	84,564	95,524
Total premium earned (Net)	**2,054**	**15**	**8,463**	**655**	**10**	**31**	**(30)**	**2,852**	**99**	**12,080**	**14,149**

Note : There being no commercial operations, corresponding previous period figures are nil.

SCHEDULE - 2

Claims incurred (net) (Rs. in '000s)

Particulars	Fire	Marine Cargo	For the period ended March 31, 2002 Miscellaneous								Total
			Motor	Engin-eering	Works-men Compen-sation	Public Liability	Personal Accident	Health Insurance	Others	Total Miscell-aneous	
Claims paid- direct	23	—	5,688	3	—	—	—	1,279	—	6,970	6,993
Less: reinsurance ceded	23	—	1,137	1	—	—	—	256	—	1,394	1,417
Net claims paid	—	—	4,551	2	—	—	—	1,023	—	5,576	5,576
Add claims outstanding at the end of the year	1,232	10	9,142	492	—	24	—	1,258	148	11,064	12,306
Total claims incurred	**1,232**	**10**	**13,693**	**494**	**—**	**24**	**—**	**2,281**	**148**	**16,640**	**17,882**

Note : There being no commercial operations, corresponding previous period figures are nil.

SCHEDULE - 3

Commission (Rs. in '000s)

Particulars	Fire	Marine Cargo	For the period ended March 31, 2002 Miscellaneous								Total
			Motor	Engin-eering	Works-men Compen-sation	Public Liability	Personal Accident	Health Insurance	Others	Total Miscell-aneous	
Commission paid-direct	—	—	4,699	—	—	—	—	—	—	4,699	4,699
Less: commission received on reinsurance ceded	31,570	2	4,900	4,235	1,981	11	1,362	944	70	13,503	45,075
Net commission	**(31,570)**	**(2)**	**(201)**	**(4,235)**	**(1,981)**	**(11)**	**(1,362)**	**(944)**	**(70)**	**(8,804)**	**(40,376)**

Note: There being no commercial operations, corresponding previous period figures are nil.

SCHEDULE - 4

Operating Expenses related to Insurance Business (Rs. in '000s)

Particulars	Fire	Marine Cargo	For the period ended March 31, 2002 Miscellaneous								Total
			Motor	Engin-eering	Works-men Compen-sation	Public Liability	Personal Accident	Health Insurance	Others	Total Miscell-aneous	
Employees' remuneration and welfare benefits	15,055	5	18,665	2,898	13	32	1,160	2,587	1,980	27,335	42,395
Travel, conveyance and vehicle running expenses	3,541	1	5,118	682	3	7	272	609	466	7,157	10,699
Training expenses	1,178	—	2,567	227	1	2	91	202	155	3,245	4,423
Rents, rates and taxes	7,288	3	8,672	1,403	6	15	561	1,252	959	12,868	20,159
Repairs	759	1	734	146	1	2	58	130	100	1,171	1,931
Printing and stationery	254	—	723	49	—	1	19	44	33	869	1,123
Communication	1,364	—	2,142	263	1	3	105	234	179	2,927	4,291
Legal and professional charges	2,061	1	8,651	389	2	4	144	323	247	9,760	11,822
Auditors' fees, expenses etc.											
(a) as auditor	158	—	171	30	—	—	13	27	21	262	420
(b) in any other capacity	4	—	4	1	—	—	—	1	1	7	11
Advertisement and publicity	312	—	18,013	60	—	—	24	54	41	18,192	18,504
Interest and bank charges	471	—	1,287	90	1	1	36	81	62	1,558	2,029
Miscellaneous expenses	108	—	106	21	—	—	9	19	14	169	277
Depreciation	731	—	804	140	1	2	56	126	96	1,225	1,956
Total	**33,284**	**11**	**67,657**	**6,399**	**29**	**69**	**2,548**	**5,689**	**4,354**	**86,745**	**120,040**

Note: There being no commercial operations, corresponding previous period figures are nil.

SCHEDULE – 5

Share Capital

(Rs. in '000s)

Particulars	As at March 31, 2002	*As at March 31, 2001*
Authorised capital 110,000,000 (Previous period: 110,000,000) equity shares of Rs. 10 each	1,100,000	*1,100,000*
Issued capital 110,000,000 (Previous period: 700) equity shares of Rs. 10 each	1,100,000	*7*
Subscribed capital 110,000,000 (Previous period: 700) equity shares of Rs. 10 each	1,100,000	*7*
Called up capital 110,000,000 (Previous period: 700) equity shares of Rs. 10 each	1,100,000	*7*
Less: Preliminary expenses	5,578	*7,136*
Total	1,094,422	*(7,129)*

Note:

Of the above issued share capital as of March 31, 2002, 81,399,300 shares (Previous period: Nil shares) of Rs. 10 each are held by the holding company, ICICI Limited and 700 shares (Previous period : 700 shares) of Rs. 10 each are held by ICICI Limited through its nominees.

SCHEDULE – 6

Investments

(Rs. in '000s)

Particulars	As at March 31, 2002
Long term investments	
Government securities and government guaranteed bonds including treasury bills	288,427
Other approved securities	88,632
Other investments	
Debentures/ Bonds**	274,172
Investments in infrastructure and social sector	147,493
Short term investments	
Government securities and government guaranteed bonds including treasury bills	132,155
Other investments	
Debentures/ Bonds	147,435
Investments in infrastruture and social sector	50,676
Total investments	1,128,990

Note: 1. Aggregate market value of investments is Rs. 1,146,917,650.

** 2. Includes investment in ICICI Limited at Rs. 33,765,208.

3. There being no commercial operations, corresponding previous period figures are nil.

SCHEDULE – 5A

Share Capital

Pattern of shareholding
[As certified by the management]

Shareholder	As at March 31, 2002		*As at March 31, 2001*	
	Number of Shares	% of Holding	*Number of Shares*	*% of Holding*
Promoters				
– Indian	81,400,000	74%	*700*	*100%*
– Foreign	28,600,000	26%	—	—
Total	**110,000,000**	**100%**	*700*	*100%*

SCHEDULE – 7

Fixed Assets

(Rs. in '000s)

Particulars	Cost/ Gross Block				Depreciation				Net Block	
	April 1, 2001	Additions	Deductions	March 31, 2002	*April 1, 2001*	For the Year	On Sales/ Adjust-ments	March 31, 2002	March 31, 2002	*March 31, 2001*
Information technology equipment	*1,043*	6,735	—	7,778	*36*	834	—	870	6,908	*1,007*
Computer software	—	16,477	—	16,477	—	1,257	—	1,257	15,220	—
Office equipment	*108*	570	—	678	*1*	19	—	20	658	*107*
Total	*1,151*	23,782	—	24,933	*37*	2,110	—	2,147	22,786	*1,114*
Work in progress									528	—
Grand total	*1,151*	23,782	—	24,933	*37*	2,110	—	2,147	23,314	*1,114*
Previous year	—	1,151	—	*1,151*	—	*37*	—	*37*	*1,114*	—

SCHEDULE – 8

Cash and Bank Balances

(Rs. in '000s)

Particulars		As at March 31, 2002	As at March 31, 2001
Cheques in hand		32,223	—
Bank balances			
(a) Deposit accounts - short-term (due within 12 months)		30,000	—
(b) Current accounts		13,569	7
Money at call and short notice			
(a) With other institutions		50,000	—
Total		125,792	7

SCHEDULE – 9

Advances and Other Assets

Particulars		As at March 31, 2002	As at March 31, 2001
Advances			
Reserve deposits with reinsurance companies		9,196	—
Advance tax paid and taxes deducted at source (net of provisions for tax)		1,671	—
Others			
- Sundry deposit	6,056		
- Advances to employees	792		
		6,848	9,141
Total (A)		17,715	9,141
Other Assets			
Income accrued on investments		28,057	—
Outstanding premiums		109,766	—
Due from other entities carrying on insurance business (including reinsurers)		91,443	—
Deposit with Reserve Bank of India [Pursuant to Section 7 of Insurance Act, 1938]		1,000	—
Others- deposit with IRDA		30	—
Total (B)		230,296	—
Total (A+B)		248,011	9,141

SCHEDULE – 10

Current Liabilities

(Rs. in '000s)

Particulars		As at March 31, 2002	As at March 31, 2001
Agents' balances		1,195	—
Balances due to other insurance companies		118,938	—
Premiums received in advance		196,870	—
Unallocated premium		592	—
Sundry creditors		35,162	268
Due to holding company		14,742	27,218
Claims outstanding		36,571	—
Others-			
a. Statutory dues	6,863		
b. Salary payable	52		
c. Miscellaneous	130		
d. Collections-environment relief fund	228		
		7,273	2,566
Total		411,343	30,052

SCHEDULE – 11

Provisions

Particulars	As at March 31, 2002
For unexpired risk	95,524
For premium deficiency	51,500
Total	147,024

Note: There being no commercial operations, corresponding previous period figures are nil.

SCHEDULE – 12

Significant accounting policies and notes forming part of the accounts for the year ended March 31, 2002

I. BACKGROUND

ICICI Lombard General Insurance Company Limited ("the Company") was incorporated on October 30, 2000. The principal shareholders of the Company are ICICI Limited (74%) and Lombard Canada Limited (subsidiary of Fairfax Financial Holdings Limited) (26%). The Company received the license on August 3, 2001 from the Insurance Regulatory and Development Authority ('IRDA') to undertake General Insurance business.

On April 11, 2002, ICICI Limited, the holding company, has got approval from the High Court for its proposed merger with ICICI Bank Limited effective March 30, 2002.

II. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of preparation of financial statements

The accompanying financial statements have been prepared under the historical cost convention and on the accrual basis of accounting and complies with the accounting standards issued by the Institute of Chartered Accountants of India (to the extent applicable) and in accordance with generally accepted accounting principles and the provisions of the Insurance Act, 1938, Insurance Regulatory and Development Authority Act, 1999, and the Insurance Regulatory and Development Authority (Preparation of Financial Statements and Auditor's Report of Insurance Companies) Regulations, 2002 ('the Regulations').

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements.

2. Income recognition

- Premium income (net of service tax) is recognised over the contract period or the period of risk, whichever is appropriate.
- Interest income on investments is recognised on an accrual basis.

3. Premium deficiency

Premium Deficiency is recognised if the sum of expected claim costs, related expenses and maintenance costs exceeds related reserves for unexpired risks.

4. Acquisition Costs

Acquisition costs are costs that vary with, and are primarily related to, the acquisition of new and renewal insurance contracts. Such costs are expensed in the year in which they are incurred.

5. Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis pro-rata for the period of use at the rates prescribed in Schedule XIV to the Companies Act, 1956 except in the following cases where depreciation is provided at a rate higher than those prescribed in the Schedule XIV.

- Depreciation on Data Processing Equipment is provided at a rate of 25 percent.
- Depreciation on Software Expenditure is provided at a rate of 20 percent. Software expenditure up to Rs 500,000 is charged fully to expense as depreciation cost in the year of acquisition.

6. Claims

Claims are accounted for on intimation. Claims incurred comprise the claims under policies and claims settlement costs. Provision is also made based on actuarial estimate for claims Incurred But Not Reported ('IBNR') and claims Incurred But Not Enough Reported (IBNER').

7. Investments

Classification

Investments have been classified as long term and short term based on their residual term to maturity. Short term investments are those maturing within twelve months from the balance sheet date. Investments with put or call options vesting within one year have also been classified as short term.

Valuation

All debt securities are considered as 'held to maturity' and accordingly stated at historical cost subject to amortisation of premium or accretion of discount on straight line basis over the period of holding.

8. Staff benefits

- The Company makes a contribution to the recognised provident fund at 12% of the basic salary of each employee;
- The Company recognises a liability towards gratuity on the basis of an actuarial valuation;
- Leave encashment liability is provided for on the basis of an actuarial valuation.

9. Taxation

Current tax

The Company provides for income tax on estimated taxable income in accordance with the provisions of the Income Tax Act, 1961.

Deferred tax

Deferred tax assets and liabilities are determined as the tax effect of timing differences using the substantively enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the period of change. Deferred tax assets are recognized subject to management's consideration of prudence in respect of their realisability.

10. Foreign currency transactions

Transactions in foreign currency are accounted at the rate of exchange prevailing on the date of the transaction. The resulting exchange gain or loss is reflected in the profit and loss account / revenue account.

11. Miscellaneous expenditure

Preliminary expenses are amortised over a period of 5 years from the date of incorporation.

III. NOTES TO ACCOUNTS

Contingent liabilities

Particulars	**March 31, 2002**	*March 31, 2001*
Partly-paid up investments	**Nil**	*Nil*
Underwriting commitments outstanding	**Nil**	*Nil*
Claims, other than those under policies, not acknowledged as debts	**Nil**	*Nil*
Guarantees given by or on behalf of the Company	**Nil**	*Nil*
Statutory demands/liabilities in dispute, not provided for	**Nil**	*Nil*
Reinsurance obligations to the extent not provided for in the accounts	**Nil**	*Nil*

Encumbrances on assets

The assets of the Company are free from all encumbrances.

Commitments

The capital commitments made and outstanding at the year end for fixed assets amount to Rs. 3,900,000 (Previous year Rs. Nil).

Claims

- Claims, less reinsurance, paid to claimants
  - In India Rs. 5,576,210 (Previous year Rs. Nil)
  - Outside India Rs. Nil (Previous year Rs. Nil)

- Claims outstanding include claims for Incurred But Not Reported ('IBNR') cases. These have been estimated by a qualified actuary appointed by the Company. In the absence of historical data, this being the Company's first year of operations, the qualified actuary has used suitable alternative methods for each product category.
- Claims outstanding for:
  - More than six months: Rs. Nil (Previous year Rs. Nil)
  - Others: Rs. 12,305,694 (Previous year Rs. Nil)
- Claims settled and remaining unpaid for more than six months: Rs. Nil (Previous year: Rs. Nil)

Premium

- Premium, less reinsurance, written from business:
  - In India: Rs. 109,673,332 (Previous year Rs. Nil)
  - Outside India: Rs. Nil (Previous year Rs. Nil)
- The Company has recognised 10 percent of the premium earned under Miscellaneous - Engineering class of business on varying risk pattern. The same is recognised on underwriting estimates based on project related information received from the customers.

Investments

- Value of contracts in relation to investments for:
  - Purchases where deliveries are pending Rs. Nil (Previous year: Nil);
  - Sales where payments are outstanding Rs. Nil (Previous year: Nil)
- All investments are made in accordance with the Insurance Act, 1938 and Insurance Regulatory and Development Authority (Investment) (Amendment) Regulations, 2001.
- All investments are performing investments.
- An amount of Rs. 227,660 (previous year Rs. Nil) collected towards Environment Relief Fund under Public Liability Policies has been disclosed under current liabilities and the same are invested in Government Securities.

Allocation of investment income

Investment income has been allocated between Revenue Account and Profit and Loss Account on the basis of the ratio of average policyholders funds comprising, reserves for unexpired risks, premium deficiency and outstanding claims to average shareholders funds, comprising share capital less accumulated losses and miscellaneous expenditure not written off.

Allocation of expenses

- Operating expenses relating to insurance business are allocated to specific classes of business on the basis of:
  * Expenses that are directly identifiable to the business class are allocated on actual basis.
  * Other expenses, that are not directly identifiable, are broadly allocated on either of the following basis:
    - *Gross Premium*
    - Number of employees.

  The method of allocation has been decided based on the nature of the expense and its logical correlation with the classes of business.

Sector-wise percentage of business

Sector	March 31, 2002	*March 31, 2001*
Rural	0.83%	*N.A*
Urban	99.17%	*N.A*

Managerial remuneration

As per the terms of appointment, the Managing Directors drew their remuneration and other benefits from ICICI Limited, and hence no managerial remuneration is paid or payable to the Managing Directors.

Extent of risks retained and reinsured

Extent of risk retained and reinsured is set out below:

	Basis	Retention	Ceded
Fire	Total Sum Insured	9%	91%
Marine – Cargo	Value at risk	80%	20%
Miscellaneous			
Engineering	*Total Sum Insured*	18%	82%
Motor	Total Sum Insured	80%	20%
Workmen Compensation	Value at risk	80%	20%
Public Liability	Value at risk	80%	20%
Personal Accident	Value at risk	13%	87%
Health	Value at risk	80%	20%
Others	Value at risk	44%	56%

IV. PREVIOUS YEAR FIGURES

As the date of incorporation of the Company was October 30, 2000 *and the commercial operations had not commenced, the financial* statements for the period ended March 31, 2001 were prepared under Schedule VI of the Companies Act, 1956. This being the first year of general insurance operations of the Company, previous period figures are not comparable with the current year. Previous period figures have been regrouped, rearranged and recasted wherever necessary to conform to current year presentation.

For and on behalf of the Board

K.V. KAMATH *Chairman*	LALITA D. GUPTE *Director*
KALPANA MORPARIA *Director*	S. MUKHERJI *Director*
SANDEEP BAKHSHI *Managing Director & CEO*	RAKESH JAIN *Head Finance & Accounts*

Mumbai
April 29, 2002

cash flow statement

for the year ended March 31, 2002

		(Rs. in '000s) For the year ended March 31, 2002
Cash flow from operating activities		
Cash receipts from customers:		
– Premium (net of reinsurance premium paid)	273,531	
– Commission	12,871	
– Other receipts	2,277	288,679
Cash paid towards operating activities		
– Claims paid (net of reinsurance claims recovered)	(6,969)	
– Commission paid	(3,504)	
– Expenses	(122,478)	(132,951)
Net cash from operating activities		155,728
Cash flow from investing activities		
Purchase of fixed assets	(24,310)	(24,310)
Investment:		
Purchase of securities	(1,405,384)	
Deposits	(80,000)	
Deposit with RBI	(1,000)	
Interest received (net of TDS)	31,860	
Proceeds from sale of investment	268,898	(1,185,626)
Net cash from investing activities		(1,209,936)
Cash flow from financing activities		
Proceeds from issuance of share capital	1,099,993	
Net cash used in financing activities		1,099,993
Net increase/(decrease) in cash and cash equivalents		45,785
Cash and cash equivalents at the beginning of the period		7
Cash and cash equivalents at end of the period		45,792

Note: Figures for the year ended March 31, 2001 comprises only of Share capital issued of Rs. 7000 and Cash and cash equivalents at the end of the year of Rs. 7000.

Statement pursuant to Part IV, Schedule VI to the Companies Act, 1956
Balance Sheet Abstract and Company's General Business Profile

1. **Registration Details**

Registration No. 11-129408 State Code 11

Balance Sheet Date 31 (Date) 03 (Month) 2002 (Year)

2. **Capital raised during the year**
(Amount in Rupees thousand)

Public Issue	NIL
Bonus Issue	NIL
Rights Issue	NIL
Private Placement	1099993

3. **Position of Mobilization and Deployment of Funds**
(Amount in Rupees thousand)

Total Liabilities	
Total Assets	

Sources of Funds

Paid-up Capital	1094422
Reserves and Surplus	
Secured Loans	
Unsecured Loans	

Application of Funds

Net Fixed Assets and WIP	
Investments	
Net Current Assets	
Miscellaneous Expenditure	
Accumulated Losses	

4. **Performance of the Company**
(Amount in Rupees thousand)

Turnover	
Total Expenditure	
Profit/(Loss) before Tax	
Profit / (Loss) after Tax	
Earnings per Share in Rupees	
Dividend Rate %	

5. **Generic Names of three Principal Products/Services of the Company**
(as per monetary terms)

Product Description : General Insurance

Item Code No. : Not Applicable

For and on behalf of the Board

K.V. KAMATH
Chairman

LALITA D. GUPTE
Director

KALPANA MORPARIA
Director

S. MUKHERJI
Director

SANDEEP BAKHSHI
Managing Director & CEO

RAKESH JAIN
Head Finance & Accounts

Mumbai
April 29, 2002

Note :

The Company being a general insurance company, the accounts of the company are not required to be made in accordance with Schedule VI. Further, the Insurance Act, 1938, requires the accounts of the company to be split between policyholders' and shareholders' funds. In view of the above, it is not possible to give the information required in Part 3 and Part 4 of this schedule.

ICICI HOME FINANCE COMPANY LIMITED

3RD ANNUAL REPORT AND ACCOUNTS 2001-2002

Directors

Chanda Kochhar *Chairperson*
Kalpana Morparia
Nachiket Mor
M. N. Gopinath
Amitabh Chaturvedi
V. Vaidyanathan *Managing Director & CEO*
Rajiv Sabharwal *Chief Operating Officer*

Company Secretary

Rajendra Patil

Auditors

N. M. Raiji & Co.
Chartered Accountants

Registered and Corporate Office

ICICI Bank Towers
Bandra-Kurla Complex
Mumbai - 400 051

directors' report

to the members

Your Directors have pleasure in presenting the Third Annual Report of the Company with the audited Statement of Accounts for the year ended March 31, 2002.

APPROPRIATIONS

The Profit and Loss Account shows profit before taxation of Rs.126.34 million (previous year Rs.19.34 million) after provision of Rs.14.25 million (previous year Rs.3.10 million) towards bad and doubtful debts and taking into account all expenses including depreciation of Rs.3.95 million (previous year Rs.0.73 million) on fixed assets. The net profit for the year is Rs.95.78 million (previous year Rs.14.93 million).

Taking into account the balance of Rs.6.84 million (previous year Rs.0.49 million) brought forward from the previous year and after adjusting deferred tax liability at the beginning of the year, the disposable profit is Rs.102.63 million (previous year Rs.15.43 million). Your Directors do not recommend any dividend on equity shares for the year ended March 31, 2002 and have appropriated the disposable profit as follows:

		(Rupees)
	2001-2002	*2000-2001*
Special Reserve created and maintained in terms of Section 36 (1) (viii) of the Income-tax Act, 1961	**33,328,748**	*8,009,738*
Dividend on Preference Shares for the year ended March 31 (including corporate dividend tax)	**7,993**	—
Leaving balance to be carried forward to next year	**69,296,353**	*7,423,232*

AMALGAMATION OF ICICI LIMITED WITH ICICI BANK LIMITED

ICICI Limited, the holding company, along with two of its wholly-owned subsidiaries namely, ICICI Capital Services Limited and ICICI Personal Financial Services Limited has amalgamated with ICICI Bank Limited (ICICI Bank). Consequent upon the aforesaid amalgamation, your Company has become a wholly-owned subsidiary of ICICI Bank effective May 3, 2002.

OPERATIONAL REVIEW AND BUSINESS STRATEGY

In November 2001, it was decided that as a strategic initiative, the holding company would undertake future home loan disbursal. In view of the above, loan approvals during the year aggregated Rs.13,326 million as compared to Rs.13,880 million in the previous year while disbursements aggregated Rs.10,446 million as compared to Rs.6,770 million in the previous year.

Your Company continued to expand the geographical reach and at the same time penetrated deeper into existing markets. It has used the "hub and spoke" distribution strategy towards this end, which ensured deeper penetration and larger market share, at the same time delivering customer service of a high standard nationwide. It operates from about 150 Centres in the country and offers doorstep service to customers.

During the year, your Company became the first housing finance provider to introduce floating rate loans. It also launched other innovative products with features like free personal accident insurance and nil part prepayment charges etc. It hosted various exhibitions to interact with and market products to focused customer segments.

Your Company continued to innovate into areas where there is a growing demand for home loans and other related services, in line with the ICICI group's vision of being a total financial solutions provider for individuals and corporates. It has expanded into fee-based property services for both corporate and retail customers. Your Company has also carried out a Six Sigma exercise on the sanctions and disbursement processes, which has reduced turnaround times and improved efficiency.

RESOURCES

The Company had been meeting its resource requirements primarily through borrowings from commercial banks and erstwhile ICICI. In order to comply with debt-equity norms stipulated under the erstwhile Housing Finance Companies (NHB) Directions, 1989 and also under the new Housing Finance Companies (NHB) Directions, 2001, the Company has issued additional capital of Rs.600 million in the form of equity shares as well as compulsorily convertible preference shares, which was subscribed to entirely by the holding company. At March 31, 2002, the paid-up capital of the Company stood at Rs.1,550 million and the capital adequacy ratio was 16.04 %.

PUBLIC DEPOSITS

In order to meet the growing business needs and diversify the resource base, the Company launched a Fixed Deposit (FD) programme to mobilize up to Rs.2,000 million by way of fixed deposits. The FD programme was been assigned a rating of AAA (SO) by Credit Analysis and Research Limited (CARE) and received a good response from the public. None of the deposit accounts has become due for repayment during the year under review.

DIRECTORS

Lalita D. Gupte, S. Mukherji and Nagesh Pinge who were on the Board since May 1999, July 2001 and October 2001 respectively, tendered their resignation from the Board, effective April 25, 2002. The Board accepted their resignations and placed on record its appreciation of the contributions made by them during their tenure.

The Board had appointed Kalpana Morparia as Additional Director, effective July 20, 2001. Further, the Board also appointed Amitabh Chaturvedi and Rajiv Sabharwal as Additional Directors, effective April 25, 2002 and Chanda Kochhar and Nachiket Mor as Additional Directors effective May 6, 2002. The Additional Directors so appointed would hold office up to the date of the forthcoming Annual General Meeting. However, they are eligible for appointment.

Chanda Kochhar was appointed Chairperson of the Board in place of Lalita D. Gupte effective May 6, 2002.

Rajiv Sabharwal, Chief Operating Officer, has also been appointed as Wholetime Director, effective April 25, 2002. Rajiv Sabharwal will draw his remuneration and other benefits from ICICI Bank and hence will not draw any remuneration from the Company. In terms of the provisions of the Companies Act, 1956, your approval is sought for his appointment as detailed in the Notice convening the Meeting.

The nomination of Madhabi Puri Buch as non-rotational Director and Managing Director was withdrawn and V. Vaidyanathan nominated in her place as non-rotational Director and Managing Director & CEO, effective April 25, 2002. During the tenure of Madhabi Puri Buch, the Company achieved remarkable growth of over 200% in disbursements and was recognised as a leading player in the housing finance industry. The Board at its Meeting on April 24, 2002 noted the above and placed on record its appreciation of the valuable contribution made by Madhabi Puri Buch. The Board had also appointed V. Vaidyanathan as Managing Director & CEO of the Company for a period of five years, effective April 25, 2002. V. Vaidyanathan will draw his remuneration and other benefits from ICICI Bank and hence will not draw any remuneration from the Company. In terms of the provisions of the Companies Act, 1956, your approval is sought for his appointment as detailed in the Notice convening the Meeting.

In terms of the provisions of the Articles of Association of the Company, M. N. Gopinath would retire at the ensuing Annual General Meeting and, being eligible, offers himself for re-appointment.

AUDITORS

The Auditors, M/s. N. M. Raiji & Co., Chartered Accountants, Mumbai, will retire at the ensuing Annual General Meeting. The Board, at its Meeting held on April 24, 2002, has proposed their appointment as Auditors to audit the accounts of the Company for the financial year ending March 31, 2003. You are requested to consider their appointment.

FOREIGN EXCHANGE EARNING AND EXPENDITURE

During 2001-2002, expenditure in foreign currencies amounted to Rs.0.10 million on account of purchase of software and license. There was no earning in foreign currencies during the year under review.

PERSONNEL AND OTHER MATTERS

There are no employees within the purview of Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975.

Since your Company does not own any manufacturing facility, the disclosure of information on other matters required to be disclosed in terms of Section 217 (1) (e) of the Companies Act, 1956 read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, are not applicable and hence not given.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors confirm:

(a) that in the preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanation relating to material departures;

(b) that the Directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for that period;

(c) that the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(d) that the Directors had prepared the annual accounts on a going concern basis.

ACKNOWLEDGEMENTS

Your Company is grateful to the National Housing Bank for their continued support and advice. The Company is also grateful to its clients and bankers for their continued support.

Your Company would like to express its gratitude for the unstinted support and guidance received from ICICI Bank Limited, the parent organisation, and also from other group companies.

Your Directors would also like to express their sincere thanks and appreciation to all the employees for their commendable teamwork, exemplary professionalism and enthusiastic contribution during the year.

For and on behalf of the Board

Mumbai
June 18, 2002

CHANDA KOCHHAR
Chairperson

auditors' report

to the members of ICICI Home Finance Company Limited

We have audited the attached Balance Sheet of ICICI HOME FINANCE COMPANY LIMITED as at March 31, 2002 and the annexed Profit and Loss Account of the Company for the year ended on that date and annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 issued by the Central Government of India in terms of subsection (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure a Statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

1. We have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purposes of our audit;
2. In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books;
3. The Balance Sheet and the Profit and Loss Account, dealt with by this report are in agreement with the books of account;
4. In our opinion, the Balance Sheet and the Profit and Loss Account dealt with by this report are in compliance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956;
5. On the basis of written representations received from the Directors of the Company, none of the Directors are disqualified as on March 31, 2002 from being appointed as Director under Section 274(1)(g), of the Companies Act, 1956.
6. In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view:
   (i) in the case of the Balance Sheet of the state of affairs of the Company as at March 31, 2002; and
   (ii) in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date.

For N.M. RAIJI & CO.
Chartered Accountants

JAYESH M. GANDHI
Partner

Mumbai, April 24, 2002

annexure to the auditors' report

referred to in paragraph (1) of our report of even date

1. The Company has maintained proper records showing full particulars including quantitative details and situation of its fixed assets. Physical verification of fixed assets has been carried out by the management during the year. No discrepancies were noticed on such verification.
2. None of the fixed assets have been revalued during the year.
3. The Company has taken unsecured loans from its holding Company, a Company which is also a party listed in the register maintained under Section 301 of the Companies Act,1956. The rate of interest and terms of these loans are not, prima facie, prejudicial to the interest of the Company.
4. The Company has not given loans, secured or unsecured to Companies, firms or other parties listed in the register maintained under Section 301 and /or to the Companies under the same management as defined under Section 370 (1B) of the Companies Act, 1956.
5. The parties to whom loans and advances in the nature of loans have been granted by the Company, are generally repaying the principal amounts as stipulated and are also generally regular in the payment of interest. The Company has also granted loans to employees, who are repaying the principal amount as stipulated and regular in the payment of interest.
6. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and nature of its business with regard to purchase of fixed assets.
7. The Company being a "Housing Finance Company" (HFC), Section 58A of the Companies Act, 1956 is not applicable. During the year, the Company has accepted deposits from the public coming under the purview of the Housing Finance Companies (NHB) Directions, 1989 and 2001. In our opinion, the Company has complied with the provisions of the Housing Finance Companies (NHB) directions, 1989 and 2001 in respect of such deposits.
8. The Company has an internal audit system, which is commensurate with the size and the nature of its business.
9. In our opinion and according to the information and explanations given to us, there are no transactions of purchase of goods and materials and sale of goods, materials and services, made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act,1956 and aggregating during the year to Rs 50,000 or more in respect of each party. The Company provides services to the parties entered in register maintained under Section 301 of the Companies Act ,1956 and aggregating to Rs. 50,000 in respect of each party. Considering the specialised nature of services provided, the market prices of such services is not readily available and hence the prices charged for the services could not be compared.
10. As per the records maintained by the Company, the provident fund dues have been regularly deposited with the appropriate authorities. As informed to us, Employees State Insurance Act is not applicable to the Company.
11. There are no undisputed amounts payable in respect of income tax, sales tax and customs duty outstanding as at March 31, 2002, for a period of more than six months from the date they became payable.
12. According to the information and explanations given to us and the records of the Company examined by us, no personal expenses have been charged to revenue account, other than those payable under contractual obligations or in accordance with generally accepted business practice.
13. Adequate documents and records are generally maintained in cases where the Company has granted loans and other credit facilities on the basis of security by way of property.
14. The clauses (iii) to (vi), (xii), (xiv), (xvi), (xx) of 4A, 4B, 4C and (iii) and (iv) of 4D of the Manufacturing and Other Companies (Auditors' Report) Order, 1988 are not applicable to the Company.

For N.M. RAIJI & CO.
Chartered Accountants

JAYESH M. GANDHI
Partner

Mumbai, April 24, 2002

balance sheet profit and loss account

ICICI Home Finance

balance sheet as at March 31, 2002

	Schedule	(Rs. in '000)	(Rs. in '000)	March 31, 2001	March 31, 2001
I. SOURCES OF FUNDS					
Shareholders' Funds					
A. Share Capital	I	1,550,000.00		950,000.00	
B. Reserves and Surplus	II	110,634.84		15,432.97	
			1,660,634.84		965,432.97
Loan Funds	III				
Unsecured Loans			14,569,947.69		6,265,000.00
Deferred Tax Liability [refer note 2(d)]			7,988.15		—
			16,238,570.68		7,230,432.97
II. APPLICATION OF FUNDS					
Fixed Assets	IV				
Gross Block		54,867.03		16,332.55	
Less: Depreciation		4,681.67		729.60	
Net Block			50,185.36		15,602.95
Investments	V		78,085.84		—
Loans and Other Credit Facilities	VI		15,821,448.81		7,146,489.15
Current Assets, Loans and Advances	VII				
A. Current Assets		771,712.56		161,321.70	
B. Loans and Advances		234,436.63		15,544.68	
		1,006,149.19		176,866.38	
Less: Current Liabilities and Provisions	VIII				
A. Current Liabilities		731,169.88		123,516.93	
B. Provisions		27,902.99		4,745.00	
		759,072.87		128,261.93	
Net Current Assets and Advances / (Liabilities)			247,076.32		48,604.45
Miscellaneous Expenditure	IX		41,774.35		19,736.42
			16,238,570.68		7,230,432.97
Notes forming part of the Accounts and Accounting Policies	XIII				

profit and loss account for the year ended March 31, 2002

	Schedule	(Rs. in '000)	March 31, 2001
INCOME			
Income from Operations	X	1,767,645.44	577,567.61
Other Income	XI	154,480.13	485.22
		1,922,125.57	578,052.83
EXPENDITURE			
Interest, Other Financial Charges and Expenses on Borrowings		1,292,459.00	331,772.83
Employee Cost		124,498.44	30,483.62
Establishment and Other Expenses	XII	358,816.22	191,253.30
Depreciation		3,952.07	729.61
Provision and Write off Against Non-Performing Assets		14,251.15	3,099.06
Preliminary and Share Issue Expenses written off		1,800.68	1,375.71
		1,795,777.56	558,714.13
Profit before Taxation		126,348.01	19,338.70
Less: Provision for Taxation		23,150.00	4,400.00
Deferred Tax Provision		7,412.19	—
Profit after Taxation		95,785.82	14,938.70
Add: Balance brought forward from previous year		7,423.23	494.27
Less: Adjustment on account of deferred tax liability at the beginning of the year		575.96	—
Disposable Profit		102,633.09	15,432.97
APPROPRIATIONS			
Special Reserve - in terms of Section 36(1)(viii) of the Income Tax Act, 1961		33,328.75	8,009.74
Dividend (including Corporate Dividend Tax Rs. 815, Previous year Nil) – on Preference Shares		7.99	—
Balance carried to Balance Sheet		69,296.35	7,423.23
		102,633.09	15,432.97
Notes forming part of the Accounts and Accounting Policies	XIII		

As per our Report attached

For N. M. RAIJI & CO.
Chartered Accountants

J. M. GANDHI
Partner

Mumbai, April 24, 2002

For and on behalf of the Board

RAJENDRA PATIL
Company Secretary

LALITA D. GUPTE
Chairperson

MADHABI PURI BUCH
Managing Director

(Rs. in '000) | March 31, 2001

SCHEDULE I

SHARE CAPITAL

		March 31, 2001
Authorised		
225,000,000 (300,000,000) Equity Shares of Rs.10 each	**2,250,000.00**	*3,000,000.00*
75,000,000 (Nil) Preference Shares of Rs.10 each	**750,000.00**	—
	3,000,000.00	*3,000,000.00*
Issued, Subscribed and Paid up		
115,000,000 (95,000,000) Equity Shares of Rs.10 each fully paid up	**1,150,000.00**	*950,000.00*
40,000,000 (Nil) 0.01% Fully Convertible Cumulative Preference Shares of Rs. 10 each fully paid up - Refer Note (b) of Notes to Accounts	**400,000.00**	—
(All shares are held by ICICI Limited, the holding company and its nominees)		
	1,550,000.00	*950,000.00*

SCHEDULE II

RESERVES AND SURPLUS

		March 31, 2001
Surplus in Profit and Loss Account	**69,296.35**	*7,423.23*
Special Reserve created and maintained in terms of Section 36(1)(viii) of the Income Tax Act, 1961.	**41,338.49**	*8,009.74*
	110,634.84	*15,432.97*

SCHEDULE III

LOAN FUNDS (Unsecured)

		March 31, 2001
Loans from Holding Company (includes subordinated debts of Rs. 1,930,000,000; Previous period Nil)	**4,628,999.99**	*2,480,000.00*
Loans from Banks	**8,269,170.88**	*3,750,000.00*
Fixed Deposits (includes deposits from banks Rs. 336,198,350; Previous period Nil and corporate Rs. 149,347,038; Previous period Nil)	**1,660,776.82**	—
Short Term Loans and Advances from Corporates	**11,000.00**	*35,000.00*
	14,569,947.69	*6,265,000.00*

SCHEDULE IV

FIXED ASSETS

(Rs. in '000)

Assets	Gross Block				Depreciation		Net Block	
	March 31, 2001	Additions	Deductions	March 31, 2002	For the Year	To date	March 31, 2002	*March 31, 2001*
Computer and Software	8,029.68	**23,185.16**	—	**31,214.84**	**3,866.47**	**4,595.71**	**26,619.13**	*7,300.44*
Office Equipments	—	**874.26**	—	**874.26**	**27.07**	**27.07**	**847.19**	—
Motor Car	—	**1,104.27**	—	**1,104.27**	**29.57**	**29.57**	**1,074.70**	—
Furniture	8.15	**808.37**	—	**816.52**	**28.96**	**29.32**	**787.20**	*7.78*
	8,037.83	**25,972.06**	—	**34,009.89**	**3,952.07**	**4,681.67**	**29,328.22**	*7,308.22*
Capital Work in Progress/ Capital Advances							**20,857.14**	*8,294.72*
Total	8,037.83	**25,972.06**	—	**34,009.89**	**3,952.07**	**4,681.67**	**50,185.36**	*15,602.94*
Previous Year	—	*8,037.83*	—	*8,037.83*	*729.60*	*729.60*	*15,602.94*	

SCHEDULE V

INVESTMENTS - AT COST

		(Rs. in '000)	March 31, 2001
Long Term Investment			
10 Shares of Rs. 10 each of ICICI Venture Fund Management Company (Unquoted)		0.10	—
Short Term Investment			
Government Securities (364 days T-Bill) (Quoted) (F.V. Rs. 83,250,000)	78,085.74		—
	78,085.84		—
Market Value of Quoted Investments	78,178.01		—

SCHEDULE VI

LOANS AND OTHER CREDIT FACILITIES
(Secured and considered good)

	(Rs. in '000)	March 31, 2001
Housing Loans		
Considered Good	15,821,448.81	7,146,489.15
Considered Doubtful	26,971.51	3,146.36
Less: Provisions	26,971.51	3,146.36
	15,821,448.81	7,146,489.15

SCHEDULE VII

CURRENT ASSETS, LOANS AND ADVANCES

	(Rs. in '000)	March 31, 2001
A. Current Assets		
Interest Accrued on Loans	149,722.83	55,859.47
Securities Held as Stock-in-trade (at cost or market value whichever is less): 68,273,141 units in Liquid scheme of Prudential ICICI Mutual Fund	951.23	—
Cash and Bank balances :		
Balances with scheduled banks		
-in current accounts	538,508.65	105,462.23
-in deposit accounts	82,529.85	—
	771,712.56	161,321.70
B. Loans and Advances (Recoverable in cash or in kind or for value to be received - Considered Good)		
Loans to Staff	47,948.69	—
Other Advances and Deposits	144,253.94	10.00
Advance Income and Interest tax	42,234.00	15,534.68
	234,436.63	15,544.68

(Unsecured, except Loans to Staff and Loans against Fixed Deposit which is secured)

SCHEDULE VIII

CURRENT LIABILITIES AND PROVISIONS

	(Rs. in '000)	March 31, 2001
A. Current Liabilities		
Sundry Creditors	51,397.38	112,070.14
Interest Accrued But Not Due	60,408.45	8,521.66
Other Liabilities	619,364.05	2,925.13
	731,169.88	123,516.93
B. Provisions		
Provision for tax	27,895.00	4,745.00
Proposed Dividend (including Corporate Dividend Tax)	7.99	—
	27,902.99	4,745.00

SCHEDULE IX

MISCELLANEOUS EXPENDITURE
(to the extent not written off or adjusted)

	(Rs. in '000)	March 31, 2001
Preliminary and Share Issue Expenses	14,796.85	16,597.53
Deferred Revenue Expenditure	26,977.50	3,138.89
	41,774.35	19,736.42

SCHEDULE X

INCOME FROM OPERATIONS

	(Rs. in '000)	March 31, 2001
Income from Financing Operations	1,593,730.59	434,611.71
Fee Income	173,914.85	142,955.90
	1,767,645.44	577,567.61

SCHEDULE XI

OTHER INCOME

	(Rs. in '000)	March 31, 2001
Interest on Deposits	729.85	281.50
Origination and Administration Fees	151,336.24	—
Other Income	2,414.04	203.72
	154,480.13	485.22

SCHEDULE XII

ESTABLISHMENT AND OTHER EXPENSES

	(Rs. in '000)	March 31, 2001
Advertisement Expenses	37,571.24	37,985.97
Customer Acquisition Expenses	81,744.74	64,067.05
Professional and Legal Expenses	73,797.44	39,906.95
Rent	41,847.23	17,249.10
Communication Expenses	27,912.23	8,704.17
Travelling and Conveyance	20,315.61	5,017.69
Printing and Stationery	18,731.43	5,980.25
Office Expenses	15,844.02	4,161.95
Computer and Software Expenses	16,426.32	1,675.40
Audit Fees	280.00	244.07
Deferred Revenue Expenditure Written Off	2,129.49	1,236.11
Miscellaneous Expenses	22,216.47	5,024.59
	358,816.22	191,253.30

SCHEDULE XIII

NOTES FORMING PART OF THE ACCOUNTS AND SIGNIFICANT ACCOUNTING POLICIES

1. **Significant Accounting Policies**

The accounts are prepared in accordance with the accounting principles generally accepted in India and the directions issued by the National Housing Bank from time to time.

a) **Revenue Recognition**

Interest Income on housing loan is accounted for on accrual basis, other than interest on Non-Performing Assets, if any, which is accounted for on cash basis. Further, interest income accounted in the past for Non-Performing Assets is also reversed. Fees are recognised on due basis.

b) **Investments**

Investments have been classified as long-term and short-term investments. Long-term investments have been valued at cost and short-term investments have been valued at cost or market value whichever is lower.

c) **Expenses**

All expenses are provided for on accrual basis.

d) **Preliminary Expenses**

Preliminary expenses are amortised over a period of ten years.

e) **Deferred Revenue Expenditure**

i) Advertisement expenditure and, expenditure incurred on Business Process Re-Engineering for which payment has been made, the benefit of which is expected over a subsequent period(s) is treated as Deferred Revenue Expenditure and amortised over the period of 36 months.

ii) The initial expenses on borrowings are amortised over the tenure of the borrowing facility.

f) **Depreciation**

Depreciation on assets is charged on Straight Line Method at the rates prescribed in Schedule XIV of the Companies Act, 1956, except in case of Computer Software where depreciation is provided @ 20% per annum.

g) **Deferred Tax**

The tax effects of significant temporary differences are reflected through a deferred tax Asset/ Liability, which has been reflected in the Balance Sheet and the corresponding effect of the same is given in the Profit and Loss Account.

h) **Provision for Non-Performing Assets**

Provisions against Non-Performing Assets (NPAs) are made based on norms decided by the management, which are more conservative as compared to the prudential norms prescribed by NHB.

2. **Notes to Accounts**

a) Home Loans given by the Company are secured by the underlying property.

b) The Preference Shares issued are compulsorily convertible into Equity Shares at the option of ICICI Limited, any time after one year but not later than three years, from the date of allotment in the ratio of 1:1.

c) As per the terms of appointment, the Managing Director draws her remuneration and other benefits from ICICI Limited.

d) In compliance with the Accounting Standard 22 (Accounting for Taxes on Income), the Company has worked out deferred tax liability as at April 1, 2001 amounting to Rs. 575.96 thousand. The liability has been created out of Surplus of Profit and Loss Account as on March 31, 2001. Further for the current period deferred tax liability has increased to the extent of Rs. 7,412.19 thousand and to that extent profit after tax is lower.

The break-up of deferred tax assets and liabilities into major components is as follows:

	(Rs. in '000)
Deferred Tax Asset	
Provision for Doubtful Debts	1,356.19
Less: **Deferred Tax Liability**	
Depreciation	2,972.48
Others	6,371.86
Net Deferred Tax Asset/(Liability)	(7,988.15)

e) Capital commitment for purchase of assets Rs. 2,200.00 thousand (Previous period Rs. 4,400.00 thousand).

f) Commitment towards part disbursement of sanctions is amounting to Rs. 700,127.00 thousand (Previous period Rs. 722,156.69 thousand).

g) Expenditure in foreign currency Rs. 89.78 thousand (Previous period Rs. 1,614.77 thousand).

h) During the year following revenue expenditure incurred is treated as Deferred Revenue Expenditure, as per the policy followed by the Company:

1) Business Process Re-Engineering – Rs. 4,026.90 thousand.
2) Expenses on Borrowing – Rs. 25,384.73 thousand.

i) Related Party Disclosure :

The Company being a finance company the transactions in the normal course of business have not been disclosed. The following are the details of transactions with related parties:

Name of the Related Party	Type of Transactions	Amount (Rs. in '000)
ICICI Limited – the holding company	Rent Brokerage Income Misc. Expenses Other Income	39,570 2,070 25,110 151,340
ICICI Infotech Limited - the subsidiary of ICICI Limited	Purchase of Fixed Assets Rent Misc. Expenses	2,170 210 2,680
ICICI Bank Limited - an associate of ICICI Limited	Rent	620
ICICI PFS Limited - the subsidiary of ICICI Limited	Communication Expenses	6,720
ICICI Prudential Life Insurance Company Limited - the subsidiary of ICICI Limited	Brokerage Income Other Income	2,220 950
ICICI Capital Services - the subsidiary of ICICI Limited	Fixed Deposit – Brokerage Expenses Commission	 18,600 6,720
ICICI Web Trade Limited - the subsidiary of ICICI Limited	Misc. Expenses	770

j) Business segment has been considered as primary segment for Segmental reporting of the entity as per Accounting Standard-17. As per the management there is no geographical segment, which has been identified.

Information about Business Segment :

(Rs. in '000)

	Home Loans		Property Services		Consolidated	
	March 31, 2002	March 31, 2001	March 31, 2002	March 31, 2001	March 31, 2002	March 31, 2001
Revenue						
Interest Income	1,593,730.59	434,611.71	–	–		
Fees	311,962,.25	143,441.12	16,432.74	–		
Total Revenue	1,905,692.83	578,052.83	16,432.74	–		
Segment Result						
Unallocated Expenses						
Operating Expenses	499,940.01	226,941.29	3,378.54	–		
Interest Expenses	1,292,459.00	331,772.85	–	–		
Net Profit	113,293.81	19,338.70	13,054.20	–		
Other Information						
Segment Assets						
Unallocated						
Corporate Assets	–	–	–	–	16,238,570.68	7,230,432.97
Total Assets	–	–	–	–	16,238,570.68	7,230,432.97
Segment Liability						
Unallocated						
Corporate Liabilities	–	–	–	–	16,238,570.68	7,230,432.97
Total Liabilities	–	–	–	–	16,238,570.68	7,230,432.97

k) Previous period's figures have been regrouped wherever necessary.

As per our Report attached
For N. M. RAIJI & CO.
Chartered Accountants

J. M. GANDHI
Partner

Mumbai, April 24, 2002

For and on behalf of the Board

RAJENDRA PATIL
Company Secretary

LALITA D. GUPTE
Chairperson

MADHABI PURI BUCH
Managing Director

ICICI Home Finance

Statement pursuant to Part IV, Schedule VI to the Companies Act, 1956
Balance Sheet Abstract and Company's General Business Profile

1. **Registration Details**

Registration No.	120106
State Code	11
Balance Sheet Date	31 (Date) 03 (Month) 2002 (Year)

2. **Capital Raised during the Year**
(Amount in Rupees Thousand)

Public Issue	NIL
Bonus Issue	NIL
Rights Issue	NIL
Private Placement	600000

3. **Position of Mobilization and Deployment of Funds**
(Amount in Rupees Thousand)

Total Liabilities	16238570
Total Assets	16238570
Sources of Funds	
Paid-up Capital	1550000
Reserves and Surplus	110634
Deferred Tax Liability	7988
Unsecured Loans	14569948
Application of Funds	
Net Fixed Assets	50185
Loans and Investments	15899535
Net Current Assets	247076
Miscellaneous Expenditure	41774
Accumulated Losses	NIL

4. **Performance of the Company**

Turnover	1922125
Expenditure	1795777
Profit/Loss before Tax	126348
Profit/Loss after Tax	95786
Earnings per Share in Rupees	0.83
Dividend Rate %	NIL

5. **Generic Names of three Principal Products/Services of the Company (As per monetary terms)**

Product Description	Item Code No.
Home Loans	NIL

For and on behalf of the Board

LALITA D. GUPTE
Chairperson

RAJENDRA PATIL
Company Secretary

MADHABI PURI BUCH
Managing Director

Mumbai, April 24, 2002

ICICI Investment Management

ICICI INVESTMENT MANAGEMENT COMPANY LIMITED

2ND ANNUAL REPORT AND ACCOUNTS 2001-2002

Directors

Kalpana Morparia, *Chairperson*
A. J. Advani
Veena Mankar
Chandrashekhar Lal

Auditors

S.B. Billimoria & Co.
Chartered Accountants

Registered Office

ICICI Bank Towers
Bandra-Kurla Complex
Mumbai - 400 051

directors' report

to the members

Your Directors have pleasure in presenting the Second Annual Report of the Company with the audited Statement of Accounts for the year ended March 31, 2002.

FINANCIAL RESULTS

The summary of the financial results for the year under review is as follows:

(Rupees)

	2001-2002	2000-2001
Gross Income	**1,12,52,307**	*1,09,43,872*
Profit Before Tax	**21,48,154**	*1,06,74,746*
Provision for Tax	**7,50,000**	*44,50,000*
Profit After Tax	**13,98,154**	*62,24,746*
Transfer to Reserves	**13,98,154**	*62,24,746*

Your Directors do not recommend payment of dividend for the year ended March 31, 2002.

OPERATIONAL REVIEW

Your Company is the Asset Management Company of ICICI Securities Fund, a Mutual Fund registered with SEBI. In March 2002, ICICI Securities Fund launched its first scheme viz., Indian Corporate Collateralized Debt Obligation Fund. The scheme, in the nature of a Collateralized Debt Obligation, was the first of its kind in Indian debt capital market. However, the scheme was withdrawn after considering the impact of the proposed changes to the nature of taxation applicable to the mutual fund industry in the Finance Bill 2002.

Consequent upon the amalgamation of ICICI Limited (ICICI), the holding company of the Company, with ICICI Bank Limited (ICICI Bank) becoming effective May 3, 2002, the Company has become a 100% subsidiary of ICICI Bank.

AUDIT COMMITTEE

The Board at its Ninth Meeting held on March 29, 2001 had constituted an Audit Committee of Directors pursuant to the provisions of Section 292A of the Companies Act, 1956 comprising of A.J. Advani, Jayesh Gandhi and Veena Mankar. In view of the resignation of Jayesh Gandhi from the Board, the Audit Committee was reconstituted by appointing Chandrashekhar Lal as a member of the Audit Committee in place of Jayesh Gandhi.

PUBLIC DEPOSITS

During the year under review, the Company has not accepted deposits under Section 58-A of the Companies Act, 1956.

DIRECTORS

Jayesh Gandhi, who was appointed as an additional Director of the Company effective March 12, 2000 resigned from the Board effective the conclusion of Board Meeting held on May 2, 2001. The Board accepted with regret the resignation of Jayesh Gandhi and placed on record its appreciation of the valuable services rendered by him during his tenure.

The Board has appointed Chandrashekhar Lal as an additional Director of the Company effective October 18, 2001. Chandrashekhar Lal would hold the office upto the date of the forthcoming Annual General Meeting as provided in the Articles of Association of the Company, but is eligible for appointment.

In terms of the provisions of the Articles of Association of the Company, Veena Mankar would retire at the forthcoming Annual General Meeting.

AUDITORS

The Auditors, M/s. S.B. Billimoria & Co., Chartered Accountants, Mumbai, who were appointed by the Members at their Extra-Ordinary General Meeting held on October 22, 2001 as Statutory Auditors of the Company to fill up the casual vacancy caused by resignation of M/s. V. P. Thacker & Co., would retire at the ensuing Annual General Meeting. The Board at its Meeting held on May 2, 2002 has proposed their appointment as Auditors to audit the accounts of the Company for the financial year ending March 31, 2003. You are requested to consider their appointment.

FOREIGN EXCHANGE EARNING AND EXPENDITURE

There was no income in foreign currency during the period under review and expenditure in foreign currency was equivalent to Rs. 87,79,250. The expenditure was incurred towards the payment of advisory fee to International Finance Corporation, Washington for the advisory services provided by them in structuring the Indian Corporate Collateralized Debt Obligation Fund.

PERSONNEL AND OTHER MATTERS

Since your Company does not have any employees, provisions of Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975 are not applicable.

Since your Company does not own any manufacturing facility, the disclosure of information on other matters required to be disclosed in terms of Section 217 (1) (e) of the Companies Act, 1956 read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, are not applicable and hence not given.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors confirm that:

1. in the preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanation relating to material departures;
2. the Directors had selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for that period;
3. the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and
4. the Directors had prepared the annual accounts on a going concern basis.

ACKNOWLEDGEMENTS

Your Company is grateful to the Securities and Exchange Board of India, Reserve Bank of India, International Finance Corporation, Washington and ICRA for their support and advice during the period under review.

Your Company would also like to express its gratitude for the unstinted support and guidance received from ICICI Bank and also from other group companies.

For and on behalf of the Board

Place: Mumbai
Date: May 3, 2002

KALPANA MORPARIA
Chairperson

auditors' report

ICICI Investment Management **to the members of ICICI Investment Management Company Limited**

1. We have audited the attached Balance Sheet of ICICI Investment Management Company Limited as at March 31, 2002 and the Profit and Loss Account of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Company Law Board in terms of Section 227(4A) of the Companies Act, 1956, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order, to the extent applicable to the Company.

4. Further to our comments in the Annexure referred to in paragraph 1 above :

   (a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (b) in our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books;

   (c) the Balance Sheet and the Profit and Loss Account dealt with by this report are in agreement with the books of account;

   (d) in our opinion, the Balance Sheet and the Profit and Loss Account dealt with by this report are in compliance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956;

   (e) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

      i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2002; and

      ii) in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date.

5. On the basis of the written representations from the Directors, taken on record by the Board of Directors, none of the Directors is disqualified as on March 31, 2002 from being appointed as a Director under Section 274(1)(g) of the Companies Act, 1956.

For S. B. BILLIMORIA & CO.
Chartered Accountants

SANJIV N. SHAH
Partner

Mumbai, May 2, 2002

annexure to the auditors' report

(Referred to in paragraph 1 of our Report of even date)

1. The Company has neither taken nor granted secured or unsecured loans from or to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956. The Company has certified that there are no companies under the same management as defined in Section 370 (1B) of the Companies Act, 1956.

2. The Company has an internal audit system, which is commensurate with the size of the Company and nature of its business.

3. There are no employees on the payroll of the Company and, therefore, provisions relating to Employees' Provident Fund and Employees' State Insurance Scheme are not applicable to the Company.

4. There were no undisputed amounts payable in respect of income tax, wealth tax, sales tax and customs duty which were outstanding as on March 31, 2002 for a period of more than six months from the date they became payable.

5. According to the information and explanations given to us, no personal expenses have been charged to the Profit and Loss Account.

6. The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

7. In respect of investments made by the Company in shares, securities, etc. proper records have been maintained of the transactions and contracts and timely entries have been made therein; the shares, securities and other investments are held in the name of the Company, except to the extent of exemption granted under Section 49 of the Companies Act, 1956.

For S. B. BILLIMORIA & CO.
Chartered Accountants

SANJIV N. SHAH
Partner

Mumbai, May 2, 2002

balance sheet

as at March 31, 2002

	Schedule	Rupees	March 31, 2001
SOURCES OF FUNDS			
Shareholders' Funds			
Share Capital	1	100,007,000	*100,007,000*
Reserves and Surplus	2	7,622,900	*6,224,746*
		107,629,900	*106,231,746*
APPLICATION OF FUNDS			
Investments	3	98,973,384	*97,200,000*
Current Assets	4	18,529,458	*12,463,932*
Less: Current Liabilities and Provisions	5	10,642,490	*4,458,250*
Net Current Assets		7,886,968	*8,005,682*
Miscellaneous Expenditure (to the extent not written off or adjusted)	6	769,548	*1,026,064*
		107,629,900	*106,231,746*
Accounting Policies and Notes to Accounts	9		

profit and loss account

for the year ended March 31, 2002

	Schedule	Rupees	March 31, 2001
INCOME			
Interest Income	7	11,179,123	*10,943,872*
Dividend Income		73,184	—
EXPENDITURE			
Professional Fees		8,779,250	—
Auditors' Remuneration (Refer note 2)		52,987	*6,300*
Other Expenses	8	15,400	*6,310*
Miscellaneous Expenditure Written Off		256,516	*256,516*
Profit Before Tax		2,148,154	*10,674,746*
Provision for Taxation		750,000	*4,450,000*
Profit After Tax carried to Balance Sheet		1,398,154	*6,224,746*
Accounting Policies and Notes to Accounts	9		

As per our Report of even date attached
For S. B. BILLIMORIA & CO.
Chartered Accountants

SANJIV N. SHAH
Partner

KRUNAL THAKKAR
Company Secretary

Mumbai, May 2, 2002

For and on behalf of the Board

KALPANA MORPARIA
Chairperson

A.J. ADVANI
Director

VEENA MANKAR
Director

CHANDRASHEKHAR LAL
Director

ICICI Investment Management — forming part of the Accounts

	(Rupees)	March 31, 2001
SCHEDULE - 1		
SHARE CAPITAL		
Authorised		
25,000,000 Equity Shares of Rs. 10 each	250,000,000	250,000,000
Issued, Subscribed and Paid up		
10,000,700 Equity Shares of Rs. 10 each fully paid up	100,007,000	100,007,000
	100,007,000	100,007,000

All the above Equity Shares are held by ICICI Limited (the Holding Company) and its nominees.

	(Rupees)	March 31, 2001
SCHEDULE - 2		
RESERVES AND SURPLUS		
Profit and Loss Account		
Opening Balance	6,224,746	—
Addition during the year	1,398,154	6,224,746
Closing balance	7,622,900	6,224,746

	(Rupees)	March 31, 2001
SCHEDULE - 3		
INVESTMENTS		
(i) 900 10.85% ICICI bonds of Rs. 1,00,000 each	90,000,000	90,000,000
(ii) Nil (31.3.01 : 72) 10.65% ICICI bonds of Rs. 1,00,000 each	—	7,200,000
(iii) 20 Equity shares of Rs. 10 each fully paid up of ICICI Venture Funds Management Company Limited	200	—
(iv) 759,205.44 Units of Prudential ICICI Mutual Fund Liquid Plan-Dividend Option	8,973,184	—
	98,973,384	97,200,000
Quoted	8,973,184	—
Unquoted	90,000,200	97,200,000
Market value of quoted investments	8,975,706	NA

	(Rupees)	March 31, 2001
SCHEDULE - 4		
CURRENT ASSETS		
(A) Interest accrued but not due on Investments	702,759	762,798
(B) Balances with Scheduled Bank:		
(i) In Current Account	1,220,861	46,389
(ii) In Fixed Deposits	7,480,160	6,812,675
(C) Other Current Assets :		
(a) Interest accrued on Fixed Deposits	468,876	710,344
(b) Advance Taxes paid	3,295,000	1,860,000
(c) Tax Deducted at Source	4,713,396	2,264,641
(d) Recoverable from ICICI Limited	648,406	7,085
	18,529,458	12,463,932

	(Rupees)	March 31, 2001
SCHEDULE - 5		
CURRENT LIABILITIES AND PROVISIONS		
Current Liabilities		
Sundry Creditors	5,176,822	8,250
Other Liabilities	265,668	—
Provisions		
Provision for Income Tax	5,200,000	4,450,000
	10,642,490	4,458,250

	(Rupees)	March 31, 2001
SCHEDULE - 6		
MISCELLANEOUS EXPENDITURE		
to the extent not written off or adjusted		
Preliminary Expenses	1,026,064	1,282,580
Less : Written off during the period	256,516	256,516
	769,548	1,026,064

	(Rupees)	March 31, 2001
SCHEDULE - 7		
INTEREST INCOME		
(a) Interest on Fixed Deposits with Bank (Gross : TDS Rs. 120,164; Previous year Rs. 160,538)	687,796	710,344
(b) Interest on Bonds (Gross : TDS Rs. 2,140,231; Previous year Rs. 2,087,640)	10,491,327	10,233,528
	11,179,123	10,943,872

	(Rupees)	March 31, 2001
SCHEDULE - 8		
OTHER EXPENSES		
(a) Charges for making common seal	—	1,530
(b) Directors' sitting fees	9,000	4,000
(c) Charges for printing Share Certificates	—	780
(d) ROC filing fee	3,000	—
(e) Profession Tax	3,400	—
	15,400	6,310

SCHEDULE - 9

ACCOUNTING POLICIES AND NOTES TO ACCOUNTS

1. **Method of Accounting**

   The Accounts are prepared in accordance with accounting principles generally accepted in India. The Company follows the accrual method of accounting.

2. **Preliminary Expenses**

   Preliminary Expenses towards the incorporation of the Company are treated as Miscellaneous Expenditure and are written off to the Profit and Loss Account over a period of 5 years.

3. **Revenue Recognition**

   Interest income and other dues are accounted on accrual basis. Dividend is recognised when declared.

4. **Investments**

   Investments are carried at cost less diminution other than temporary.

NOTES TO ACCOUNTS

1. The Company was incorporated on March 9, 2000. The accounts for the previous year were prepared for the period March 9, 2000 to March 31, 2001 and, therefore, not comparable.

2. Auditors' remuneration

	March 31, 2002	March 31, 2001
(i) Statutory audit fees	21,000	5,250
(ii) Tax audit fees	31,500	—
(iii) Certification fees	—	1,050
(iv) Expenses reimbursed	487	—
	52,987	6,300

3. There is no deferred tax liability in case of the Company.

4. Expenditure in Foreign Currency

	March 31, 2002	March 31, 2001
Professional Fees	8,779,250	—
	8,779,250	—

5. Previous period figures have been regrouped wherever necessary.

Statement pursuant to Part IV, Schedule VI to the Companies Act, 1956
Balance Sheet Abstract and Company's General Business Profile

1. Registration Details

Registration No. 0 1 2 4 7 7 3 — State Code 1 1

Balance Sheet Date 3 1 (Date) 0 3 (Month) 2 0 0 2 (Year)

2. Capital raised during the year

(Amount in Rupees)

Public Issue	NIL
Bonus Issue	NIL
Rights Issue	NIL
Private Placement (Subscribers to Memorandum)	100007000

3. Position of Mobilisation and Deployment of Funds

(Amount in Rupees)

Total Liabilities	118272390
Total Assets	118272390

Sources of Funds

Paid-up Capital	100007000
Reserves and Surplus	7622900
Secured Loans	NIL
Unsecured Loans	NIL

Application of Funds

Net Fixed Assets	NIL
Loans and Investments	98973384
Net Current Assets and Advances	7886968
Miscellaneous Expenditure	769548

4. Performance of the Company

(Amount in Rupees)

Turnover (Gross Income)	11252307
Total Expenditure	9104153
Profit before Tax	2148154
Profit after Tax	1398154
Earnings per Share in Rupees	0.14
Dividend Rate %	NIL

5. Generic Names of Principal Products/Services of the Company

Investment Management Company

Item Code N.A

For and on behalf of the Board

KALPANA MORPARIA
Chairperson

VEENA MANKAR
Director

KRUNAL THAKKAR
Company Secretary

A.J. ADVANI
Director

CHANDRASHEKHAR LAL
Director

Mumbai, May 2, 2002

ICICI Trusteeship Services

ICICI TRUSTEESHIP SERVICES LIMITED

3RD ANNUAL REPORT AND ACCOUNTS 2001-2002

Directors
Sanjiv Kerkar, *Chairman*
V. Umakanth
Girish Mehta
N.D. Shah

Auditors
C. C. Chokshi & Co.
Chartered Accountants

Registered Office
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai - 400 051

directors' report

to the members

Your Directors have pleasure in presenting the Third Annual Report of the Company with the audited Statement of Accounts for the year ended March 31, 2002.

FINANCIAL RESULTS

The summary of the financial results for the year under review is as follows:

(Rupees)

	2001-2002	2000-2001
Gross Income	2,51,100	1,50,000
Profit Before Tax	2,15,871	1,29,171
Provision for Tax	80,000	51,087
Profit After Tax	1,35,871	78,084
Transfer to Reserves	1,35,871	78,084

Your Directors do not recommend payment of dividend for the year ended March 31, 2002.

OPERATIONAL REVIEW

The main object of the Company is to act as trustee for mutual funds, off-shore funds, pension funds, provident funds, venture capital funds, insurance funds, collective or private investment schemes, employee welfare or compensation schemes etc., and to devise various schemes for dealing with or in connection with aforesaid purposes including raising funds in any manner in India or abroad and to deploy funds so raised and earn reasonable returns on their investments and to act as trustees generally for any purpose and to acquire, hold, manage, dispose of all or any securities or money market instruments or property or assets and receivables or financial assets or any other assets or property.

The Company has limited its role to serving as trustees only for enterprises, transactions or arrangements of strategic or significant business importance to ICICI Bank group.

During the year under review, your Company has accepted the trusteeship of ICICI Property Trust, formed primarily with the objective to acquire, hold and dispose of assets/investments which may be offered by debtors to ICICI from time to time and serve as a repository of such assets/investments until these can realise maximum value. The Company has accepted trusteeship of ICICI Emerging Sectors Trust, a fund in the process of being registered with SEBI as a venture capital fund and formed with an objective of achieving long term capital appreciation by providing financial and other assistance in the form of equity, quasi-equity, preference shares, equity related instruments, convertible debt instruments, etc. The Company has also accepted trusteeship of two trusts formed by RPG Cables Limited and erstwhile ICICI Limited for securitisation of the receivables from Bharat Sanchar Nigam Limited, the earlier trustees being ICICI Bank Limited. In terms of the Scheme of Amalgamation of ICICI Limited, ICICI Capital Services Limited and ICICI Personal Financial Services Limited (Transferor Companies) with ICICI Bank Limited (Transferee Company), the Company is holding the shares pledged in favour of one or more Transferor Companies on trust as a trustee for the benefit of persons for whose benefit the pledge had been created.

The Company continues to act as the trustee of ICICI Securities Fund, ICICI Venture Capital Fund, ICICI Eco-net Fund, and certain beneficiaries of specified endowment policy "ICICI Pru Save 'n' Protect" issued by ICICI Prudential Life Insurance Company Limited.

Consequent upon the amalgamation of ICICI Limited (ICICI), the holding company of the Company, with ICICI Bank Limited (ICICI Bank) becoming effective May 3, 2002, the Company has become a 100% subsidiary of ICICI Bank.

AUDIT COMMITTEE

In terms of the Securities and Exchange Board of India (Mutual Funds) Regulations, 1996, the Board has constituted an Audit Committee of Directors comprising of N.D. Shah, Girish Mehta and Sanjiv Kerkar. The main functions of the Committee are to review the internal audit systems, reports of the internal and statutory auditors, half-yearly and annual financial statements, etc.

PUBLIC DEPOSITS

During the year under review, the Company has not accepted deposits under Section 58-A of the Companies Act, 1956.

DIRECTORS

In terms of the provisions of Articles of Association of the Company, N. D. Shah would retire at the forthcoming Annual General Meeting and being eligible offers himself for re-appointment.

AUDITORS

The Auditors, M/s. C.C. Chokshi & Co., Chartered Accountants, Mumbai, will retire at the ensuing Annual General Meeting. The Board at its Meeting held on May 2, 2002 has proposed their appointment as Auditors to audit the accounts of the Company for the financial year ending March 31, 2003. You are requested to consider their appointment.

FOREIGN EXCHANGE EARNING AND EXPENDITURE

There was no income or expenditure in foreign currency during the period under review.

PERSONNEL AND OTHER MATTERS

Since your Company does not have any employees, provisions of Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975 are not applicable.

Since your Company does not own any manufacturing facility, the disclosure of information on other matters required to be disclosed in terms of Section 217 (1) (e) of the Companies Act, 1956 read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, are not applicable and hence not given.

DIRECTORS RESPONSIBILITY STATEMENT

The Directors confirm that:

1. in the preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanation relating to material departures;
2. the Directors had selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for that period;
3. the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and
4. the Directors had prepared the annual accounts on a going concern basis.

ACKNOWLEDGEMENTS

Your Company is grateful to the Securities and Exchange Board of India for its support and advice during the period under review.

Your Company would also like to express its gratitude for the unstinted support and guidance received from ICICI Bank, the parent organisation and also from other group companies.

For and on behalf of the Board

Place: Mumbai
Date: May 3, 2002

SANJIV KERKAR
Chairman

auditors' report

to the members of ICICI Trusteeship Services Limited

1. We have audited the attached Balance Sheet of ICICI Trusteeship Services Limited as at March 31, 2002 and also the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988, issued by the Central Government in terms of Section 227 (4A) of the Companies Act, 1956, we give in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to in paragraph 3 above, we report that:

   i) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   ii) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of the books;

   iii) The Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account;

   iv) In our opinion, the Balance Sheet and Profit and Loss Account comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

   v) On the basis of the written representations received from the Directors and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on March 31, 2002 from being appointed as a Director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956;

   vi) In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

   a) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2002; and

   b) in the case of the Profit and Loss Account, of the profit for the year ended on that date.

For C.C. CHOKSHI & CO.
Chartered Accountants

Mumbai, dated May 2, 2002

P.R. BARPANDE
Partner

annexure to the auditors' report

(referred to in paragraph 3 of our report of even date)

1. The Company did not have any fixed assets and hence items (i) and (ii) of clause (A) are not applicable to the Company.

2. The nature of Company's activities is such that requirements of items (iii), (iv), (v), (vi), (x), (xi), (xii), (xiv) and (xvi) of Clause (A) of paragraph 4 of the Order are not applicable to the Company.

3. We are informed that there are no companies, firms or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956, and/or Companies under the same management as defined under sub-section (1B) of Section 370 of the Companies Act, 1956. Hence, items (vii) and (viii) of clause (A) are not applicable to the Company.

4. The Company has not given any loans or advances in the nature of loan to any party.

5. The Company has not accepted any deposits from public during the year.

6. As the Company has neither the paid-up capital exceeding Rs. 25 lakhs at the commencement of the financial year nor did the average annual turnover for a period of three consecutive financial years immediately preceding the financial year concerned exceed Rs. 2 crores, and hence the question of adequacy of the internal audit system does not arise.

7. The Company did not have any employee and hence the provisions of item (xvii) of clause (A) of paragraph 4 of the Order do not apply to the Company.

8. According to the information and explanations given to us, no undisputed amounts payable in respect of income-tax, wealth tax, sales tax, customs duty and excise duty were outstanding as on March 31, 2002, for a period of more than six months from the date they became payable.

9. According to the information and explanations given to us, no personal expenses have been charged to Revenue Account.

10. The Company is not an Industrial company as defined under the Sick Industrial Companies (Special Provisions) Act, 1985.

11. The nature of service activities carried on by the Company does not require a system of recording receipts, issues and consumption of materials and stores and allocation of materials consumed and labour to jobs. Further, the question of having the system of authorisation and internal control on issue of stores and allocation of stores and labour does not arise.

For C.C. CHOKSHI & CO.
Chartered Accountants

Mumbai, dated May 2, 2002

P. R. BARPANDE
Partner

balance sheet profit and loss account

ICICI Trusteeship Services

balance sheet as at March 31, 2002

	Schedule		Rupees	March 31, 2001
SOURCES OF FUNDS				
Shareholders' Funds :				
Share Capital	1	8,000		8,000
Reserves and Surplus	2	213,955		78,084
			221,955	86,084
Corpus fund (Refer Note No.1)			11,000	1,000
Total			232,955	87,084
APPLICATION OF FUNDS				
Investments	3		200	—
Current Assets, Loans and Advances				
Cash and Bank Balances	4	399,133		150,750
Loans and Advances	5	164,000		45,250
		563,133		196,000
Less : Current Liabilities and Provisions				
Current Liabilities	6	242,878		115,945
Provisions	7	131,087		51,087
		373,965		167,032
Net Current Assets			189,168	28,968
Miscellaneous Expenditure (to the extent not written off or adjusted)	8		43,587	58,116
Total			232,955	87,084
Accounting Policies and Notes to Accounts	9			

As per our attached Report of even date

For C. C. CHOKSHI & CO.
Chartered Accountants

P. R. BARPANDE
Partner

Mumbai, May 2, 2002

For and on behalf of the Board

SANJIV KERKAR
Chairman

GIRISH MEHTA
Director

profit and loss account for the year ended March 31, 2002

	Schedule	Rupees	March 31, 2001
INCOME			
Trusteeship fees *(gross)* (TDS Rs.12,750, previous year Rs. 8,250) (including Rs. 50,000 in respect of earlier year)		251,100	150,000
		251,100	150,000
EXPENDITURE			
Audit Fees (Including Service Tax Rs. 300)		6,300	6,300
Directors Fees		9,000	—
Profession Tax		4,900	—
ROC Filing Fees		500	—
Preliminary expenses written off		14,529	14,529
Profit Before Tax		215,871	129,171
Provision for Taxation		80,000	51,087
Profit After Tax		135,871	78,084
Balance brought forward from previous year		78,084	—
Balance carried to Balance Sheet		213,955	78,084
Profit after tax		135,871	78,084
Weighted Average Number of Equity Shares outstanding		800	800
Basic and Diluted Earning Per Share (Nominal Value Rs. 10 per share)		169.84	97.60
Accounting Policies and Notes to Accounts	9		

As per our attached Report of even date

For C. C. CHOKSHI & CO.
Chartered Accountants

P. R. BARPANDE
Partner

Mumbai, May 2, 2002

For and on behalf of the Board

SANJIV KERKAR
Chairman

GIRISH MEHTA
Director

	Rupees	March 31, 2001
SCHEDULE 1		
SHARE CAPITAL		
Authorised:		
1,000,000 Equity Shares of Rs.10 each	10,000,000	10,000,000
	10,000,000	10,000,000
Issued, Subscribed and Paid up		
800 Equity Shares of Rs.10 each fully paid up	8,000	8,000
	8,000	8,000
All the above Equity Shares are held by ICICI Limited (the holding company) and its nominees.		
SCHEDULE 2		
RESERVES AND SURPLUS		
Surplus in Profit and Loss Account	213,955	78,084
	213,955	78,084
SCHEDULE 3		
INVESTMENTS (at cost)		
Long Term Investments		
In equity shares (fully paid)		
ICICI Venture Funds Management Company Limited		
20 (Previous year Nil) Equity Shares of Rs. 10 each	200	—
	200	—
SCHEDULE 4		
CASH AND BANK BALANCES		
Bank Balances with Scheduled Banks (Refer Note No.1)		
– in Current Accounts	389,100	150,750
– in Savings Account	10,033	—
	399,133	150,750
SCHEDULE 5		
LOANS AND ADVANCES		
(Unsecured and considered good)		
Advance Payment of Income Tax, etc.	164,000	45,250
	164,000	45,250
SCHEDULE 6		
CURRENT LIABILITIES		
Sundry Creditors :		
(i) Total outstanding dues of Small Scale Industrial Undertakings	—	—
(ii) Total outstanding dues of creditors other than Small Scale Industrial Undertakings	242,878	115,945
	242,878	115,945
SCHEDULE 7		
PROVISIONS		
Provision for taxation	131,087	51,087
	131,087	51,087
SCHEDULE 8		
MISCELLANEOUS EXPENDITURE		
(To the extent not written off or adjusted)		
Preliminary Expenses	58,116	72,645
Less: 1/5 written off for the year	14,529	14,529
	43,587	58,116

SCHEDULE 9
ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

Significant accounting policies :

1. **Basis of preparation of financial statements**

   The accompanying financial statements have been prepared under the historical cost convention in accordance with generally accepted accounting principles and the provisions of the Companies Act, 1956.

2. **Use of Estimates**

   The preparation of the financial statements in conformity with the generally accepted accounting principles requires estimates and assumptions to be made that affect the reported amounts of assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Differences between actual results and estimates are recognised in the period in which the results are known/materialise.

3. **Revenue Recognition**

   Income from Trusteeship Fees in respect of the various schemes of the Fund is accounted / accrued on the basis of the understanding/ agreement with the Fund.

4. **Income Taxes**

   Tax expense represents the aggregate of the current tax and deferred tax. The deferred tax is computed in accordance with the requirements of the Accounting Standard 22 "Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India.

5. **Preliminary expenses**

   Preliminary Expenses towards the incorporation of the company are treated as miscellaneous expenditure and will be written off to the Profit and Loss Account over a period of 5 years from the year in which the company commences operations.

6. **Investments**

   Investments classified as long-term investments are stated at cost. Provision is made to recognize a decline, other than temporary in the value of investments.

7. **Contingent liabilities**

   These, if any, are disclosed in the Notes to Accounts. Provision is made in the accounts in respect of those contingencies, which are likely to materialise into liabilities after the year-end till the finalisation of accounts and have material effect on the position stated in the Balance Sheet.

Notes to Accounts :

1. In terms of the Indenture of Trust entered into between the Company and ICICI Prudential Life Insurance Company Limited, the Company had received Rs. 1,000 as corpus fund from the said insurance company. In terms of the Indenture of Trust entered into between the Company and ICICI Limited for setting up ICICI Securities Fund, the Company has received Rs. 10,000 as initial corpus fund from ICICI Limited. The said amounts aggregating to Rs. 11,000 are deposited in the bank and shown under Schedule 4.
2. The amounts in the Balance Sheet and Profit and Loss Account are rounded off to the nearest Rupee.
3. Figures of the previous year have been regrouped/rearranged and reclassified, wherever necessary, to correspond with those of the current year.
4. There are no tax implications arising out of Deferred Tax Accounting as stated in the accounting policy.

ICICI Trusteeship Services

Statement pursuant to Part IV, Schedule VI to the Companies Act, 1956 Balance Sheet Abstract and Company's General Business Profile

1. Registration Details

Registration No. 0 1 1 9 6 8 3 State Code 1 1

Balance Sheet Date 3 1 (Date) 0 3 (Month) 2 0 0 2 (Year)

2. Capital raised during the year

(Amount in Rupees)

Public Issue	Bonus Issue
NIL	NIL
Rights Issue	Private Placement
NIL	NIL

3. Position of Mobilisation and Deployment of Funds

(Amount in Rupees)

Total Liabilities	Total Assets
606920	606920

Sources of Funds

Paid-up Capital	Reserves and Surplus
8000	213955
Secured Loans	Unsecured Loans
NIL	NIL

Application of Funds

Net Fixed Assets	Loans and Investments
NIL	200
Net Current Assets and Advances	Miscellaneous Expenditure
189168	43587

4. Performance of the Company

(Amount in Rupees)

Turnover (Gross Income)	Total Expenditure
251100	35229
Profit before Tax	Profit after Tax
215871	135871
Earnings per Share in Rupees – basic and diluted – Nominal value Rs. 10 per Share	Dividend Rate %
169.84	NIL

5. Generic Names of three Principal Products/Services of the Company

Trustees for Funds

Item Code N.A

As per our attached Report of even date

For C. C. CHOKSHI & CO.
Chartered Accountants

P. R. BARPANDE
Partner

Mumbai, May 2, 2002

For and on behalf of the Board

SANJIV KERKAR
Chairman

GIRISH MEHTA
Director

ICICI Bank Network



Himachal Pradesh
○ 1
▲ 1
Punjab
○ 12
▲ 67
□ 4
Haryana
○ 5
▲ 28
Uttaranchal
○ 1
▲ 1
Delhi
○ 21
▲ 103
□ 4
Rajasthan
○ 3
▲ 21
□ 1
Uttar Pradesh
○ 10
▲ 57
□ 1
Bihar
○ 1
▲ 14
□ 1
Assam
○ 1
▲ 1
Jharkhand
○ 1
▲ 1
West Benga
○ 11
▲ 41
□ 1
Gujarat
○ 16
▲ 57
Madhya Pradesh
○ 3
▲ 18
Maharashtra
○ 33
▲ 217
□ 8
Chattisgarh
○ 1
▲ 1
Orissa
○ 2
▲ 11
□ 1
Andhra Pradesh
○ 17
▲ 90
□ 2
Go
○ 6
▲ 10
Karnataka
○ 17
▲ 108
□ 5
Pondicherry
○ 2
▲ 13
Tamil Nadu
○ 189
▲ 174
□ 16
Kerla
○ 12
▲ 32
□ 1
○ Branches
▲ ATMs
□ Extension Counters

Graphical representation not to scale

Notice

ICICI Bank

NOTICE is hereby given that the Eighth Annual General Meeting of the Members of ICICI Bank Limited will be held on Monday, September 16, 2002 at 2.00 p.m. at Professor Chandravadan Mehta Auditorium, General Education Centre, Opposite D. N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390 002 to transact the following business:

ORDINARY BUSINESS

1. To receive, consider and adopt the audited Profit and Loss Account for the financial year ended March 31, 2002 and Balance Sheet as at that date together with the Reports of Directors and Auditors.
2. To declare dividend on preference shares.
3. To confirm the declaration and payment of interim dividend on equity shares.
4. To appoint a Director in place of Mr. Uday M. Chitale, who retires by rotation and, being eligible, offers himself for re-appointment.
5. To appoint a Director in place of Dr. Satish C. Jha, who retires by rotation and, being eligible, offers himself for re-appointment.
6. To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

   RESOLVED that pursuant to the provisions of Section 224 of the Companies Act, 1956, and other applicable provisions, if any, of the Companies Act, 1956 and the Banking Regulation Act, 1949, Messrs N.M. Raiji & Co., Chartered Accountants, Mumbai and Messrs S.R. Batliboi & Co., Chartered Accountants, Kolkata (Mumbai Branch) be appointed statutory auditors of the Company, in place of the retiring auditors, Messrs S.B. Billimoria & Co., Chartered Accountants, to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company on a remuneration to be fixed by the Board of Directors, based on the recommendation of the Audit Committee, in addition to reimbursement of all out-of-pocket expenses in connection with the audit of the accounts of the Company for the year ending March 31, 2003.

   RESOLVED FURTHER that pursuant to the provisions of Section 228 of the Companies Act, 1956, the Board of Directors of the Company be and is hereby authorised to appoint branch auditors, in consultation with the statutory auditors, as and when required, to audit the accounts in respect of the Company's branches/offices in India and abroad and to fix their remuneration, based on the recommendation of the Audit Committee, in addition to reimbursement of all out-of-pocket expenses in connection with the audit.

SPECIAL BUSINESS

7. To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

   RESOLVED that Mr. N. Vaghul, in respect of whom the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some Members proposing him as a candidate for the office of Director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of Director, be and is hereby appointed a Director of the Company.
8. To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

   RESOLVED that Mr. Lakshmi N. Mittal, in respect of whom the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some Members proposing him as a candidate for the office of Director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of Director, be and is hereby appointed a Director of the Company.
9. To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

   RESOLVED that Mr. Anupam Puri, in respect of whom the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some Members proposing him as a candidate for the office of Director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of Director, be and is hereby appointed a Director of the Company.
10. To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

    RESOLVED that Mr. R. Seshasayee, in respect of whom the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some Members proposing him as a candidate for the office of Director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of Director, be and is hereby appointed a Director of the Company.
11. To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

    RESOLVED that Mr. P. M. Sinha, in respect of whom the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some Members proposing him as a candidate for the office of Director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of Director, be and is hereby appointed a Director of the Company.
12. To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

    RESOLVED that Prof. Marti G. Subrahmanyam, in respect of whom the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some Members proposing him as a candidate for the office of Director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of Director, be and is hereby appointed a Director of the Company.

13. To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that subject to the applicable provisions of the Companies Act, 1956 and the Banking Regulation Act, 1949, and subject to the provisions of the Articles of Association of the Company, Mr. K.V. Kamath, be appointed as Managing Director & Chief Executive Officer of the Company, effective May 3, 2002 upto April 30, 2006, on payment of the following remuneration:

Salary :

In the range of Rs.400,000 to Rs.650,000 per month.

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Company in other cases) like the benefit of the Company's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Company to the extent permissible under the Income-tax Act, 1961 and Rules framed thereunder; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable to the members of the staff from time to time, for the aforesaid benefits.

In case accommodation is not provided, Mr. K.V. Kamath shall be eligible for house rent allowance of Rs.50,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by the Company.

Bonus:

An amount up to 100% of his annual salary, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof.

RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Mr. K.V. Kamath, within the terms mentioned above, subject to the approval of the Reserve Bank of India from time to time.

RESOLVED FURTHER that in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. K.V. Kamath, shall be governed by Section II of Part II of Schedule XIII of the Companies Act, 1956, or any modification(s) thereto.

RESOLVED FURTHER that Mr. K.V. Kamath shall not be subject to retirement by rotation during his tenure as Managing Director & Chief Executive Officer.

14. To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that subject to the applicable provisions of the Companies Act, 1956 and the Banking Regulation Act, 1949, and subject to the provisions of the Articles of Association of the Company, Ms. Lalita D. Gupte, be appointed as Joint Managing Director of the Company, effective May 3, 2002 upto June 23, 2004, on payment of the following remuneration:

Salary:

In the range of Rs.200,000 to Rs.400,000 per month.

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Company in other cases) like the benefit of the Company's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Company to the extent permissible under the Income-tax Act, 1961 and Rules framed thereunder; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable to the members of the staff from time to time, for the aforesaid benefits.

In case accommodation is not provided, Ms. Lalita D. Gupte shall be eligible for house rent allowance of Rs.50,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by the Company.

Bonus:

An amount up to 100% of her annual salary, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof.

RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Ms. Lalita D. Gupte, within the terms mentioned above, subject to the approval of the Reserve Bank of India from time to time.

RESOLVED FURTHER that in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Ms. Lalita D. Gupte, shall be governed by Section II of Part II of Schedule XIII of the Companies Act, 1956, or any modification(s) thereto.

RESOLVED FURTHER that Ms. Lalita D. Gupte shall not be subject to retirement by rotation during her tenure as Joint Managing Director. Provided that if, at any time, the number of Directors as are not subject to retirement by rotation exceeds one-third of the total number of Directors for the time being, then Ms. Lalita D. Gupte shall be liable to retire by rotation in accordance with Article 151(d) of the Articles of Association of the Company to the intent that the number of Directors not liable to retirement by rotation shall not exceed one-third of the total number of Directors for the time being. Provided further that if Ms. Lalita D. Gupte is re-appointed as a Director immediately on retirement by rotation, she shall continue to hold her office of Joint Managing Director and such re-appointment as a Director shall not be deemed to constitute a break in her appointment as Joint Managing Director.

15. To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that subject to the applicable provisions of the Companies Act, 1956 and the Banking Regulation Act, 1949, and subject to the provisions of the Articles of Association of the Company, Mr. H.N. Sinor, who has been re-designated as Joint Managing Director of the Company, be paid the following revised remuneration from May 3, 2002 upto May 31, 2003:

Salary:

In the range of Rs.200,000 to Rs.400,000 per month.

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Company in other cases) like the benefit of the Company's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Company to the extent permissible under the Income-tax Act, 1961 and Rules framed thereunder; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable to the members of the staff from time to time, for the aforesaid benefits.

In case accommodation is not provided, Mr. H.N. Sinor shall be eligible for house rent allowance of Rs.50,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by the Company.

Bonus:

An amount up to 100% of his annual salary, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof.

RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Mr. H.N. Sinor, within the terms mentioned above, subject to the approval of the Reserve Bank of India from time to time.

RESOLVED FURTHER that in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. H.N. Sinor, shall be governed by Section II of Part II of Schedule XIII of the Companies Act, 1956, or any modification(s) thereto.

16. To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that Ms. Kalpana Morparia, in respect of whom the Company has received Notices in writing, along with a deposit of Rs.500 for each Notice, from some Members proposing her as a candidate for the office of Director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of Director, be and is hereby appointed a Director of the Company.

17. To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that subject to the applicable provisions of the Companies Act, 1956 and the Banking Regulation Act, 1949, and subject to the provisions of the Articles of Association of the Company, Ms. Kalpana Morparia, be appointed as Executive Director of the Company, effective May 3, 2002 upto April 30, 2006, on payment of the following remuneration:

Salary:

In the range of Rs.200,000 to Rs.400,000 per month.

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Company in other cases) like the benefit of the Company's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Company to the extent permissible under the Income-tax Act, 1961 and Rules framed thereunder; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable to the members of the staff from time to time, for the aforesaid benefits.

In case accommodation is not provided, Ms. Kalpana Morparia shall be eligible for house rent allowance of Rs.50,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by the Company.

Bonus:

An amount up to 100% of her annual salary, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof.

RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Ms. Kalpana Morparia, within the terms mentioned above, subject to the approval of the Reserve Bank of India from time to time.

RESOLVED FURTHER that in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Ms. Kalpana Morparia, shall be governed by Section II of Part II of Schedule XIII of the Companies Act, 1956 or any modification(s) thereto.

RESOLVED FURTHER that Ms. Kalpana Morparia shall not be subject to retirement by rotation during her tenure as Executive Director. Provided that if, at any time, the number of Directors as are not subject to retirement by rotation exceeds one-third of the total number of Directors for the time being, then Ms. Kalpana Morparia shall be liable to retire by rotation in accordance with Article 151(d) of the Articles of Association of the Company to the intent that the number of Directors not liable to retirement by rotation shall not exceed one-third of the total number of Directors for the time being. Provided further that if Ms. Kalpana Morparia is re-appointed as a Director immediately on retirement by rotation, she shall continue to hold her office of Executive Director and such re-appointment as a Director shall not be deemed to constitute a break in her appointment as Executive Director.

18. To consider and, if thought fit, to pass, with or without modification, the following Resolution, as an Ordinary Resolution:

RESOLVED that Mr. S. Mukherji, in respect of whom the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some Members proposing him as a candidate for the office of Director under the provisions of Section 257 of the Companies Act, 1956 and who is eligible for appointment to the office of Director, be and is hereby appointed a Director of the Company.

19. To consider and, if thought fit, to pass, with or without modification, the following Resolution, as an Ordinary Resolution:

RESOLVED that subject to the applicable provisions of the Companies Act, 1956 and the Banking Regulation Act, 1949, and subject to the provisions of the Articles of Association of the Company, Mr. S. Mukherji, be appointed as Executive Director of the Company, effective May 3, 2002 upto April 30, 2006, on payment of the following remuneration:

Salary:

In the range of Rs.2,00,000 to Rs.4,00,000 per month.

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Company in other cases) like the benefit of the Company's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Company to the extent permissible under the Income-tax Act, 1961 and Rules framed thereunder; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable to the members of the staff from time to time, for the aforesaid benefits.

In case accommodation is not provided, Mr. S. Mukherji shall be eligible for house rent allowance of Rs.50,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by the Company.

Bonus:

An amount up to 100% of his annual salary, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof.

RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Mr. S. Mukherji, within the terms mentioned above, subject to the approval of the Reserve Bank of India from time to time.

RESOLVED FURTHER that in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. S. Mukherji, shall be governed by Section II of Part II of Schedule XIII of the Companies Act, 1956 or any modification(s) thereto.

RESOLVED FURTHER that Mr. S. Mukherji shall not be subject to retirement by rotation during his tenure as Executive Director. Provided that if, at any time, the number of Directors as are not subject to retirement by rotation exceeds one-third of the total number of Directors for the time being, then Mr. S. Mukherji shall be liable to retire by rotation in accordance with Article 151(d) of the Articles of Association of the Company to the intent that the number of Directors not liable to retirement by rotation shall not exceed one-third of the total number of Directors for the time being. Provided further that if Mr. S. Mukherji is re-appointed as a Director immediately on retirement by rotation, he shall continue to hold his office of Executive Director and such re-appointment as a Director shall not be deemed to constitute a break in his appointment as Executive Director.

20. To consider and, if thought fit, to pass, with or without modification, the following Resolution, as an Ordinary Resolution:

RESOLVED that subject to the applicable provisions of the Companies Act, 1956 and the Banking Regulation Act, 1949, and subject to the provisions of the Articles of Association of the Company, Ms. Chanda D. Kochhar, Executive Director, be paid the following revised remuneration effective May 3, 2002 upto March 31, 2006:

Salary:

In the range of Rs.150,000 to Rs.400,000 per month.

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Company in other cases) like the benefit of the Company's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Company to the extent permissible under the Income-tax Act, 1961 and Rules framed thereunder; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable to the members of the staff from time to time, for the aforesaid benefits.

In case accommodation is not provided, Ms. Chanda D. Kochhar shall be eligible for house rent allowance of Rs.50,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by the Company.

Bonus:

An amount up to 100% of her annual salary, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof.

RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Ms. Chanda D. Kochhar, within the terms mentioned above, subject to the approval of the Reserve Bank of India from time to time.

RESOLVED FURTHER that in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Ms. Chanda D. Kochhar, shall be governed by Section II of Part II of Schedule XIII of the Companies Act, 1956, or any modification(s) thereto.

21. To consider and, if thought fit, to pass, with or without modification, the following Resolution, as an Ordinary Resolution:

RESOLVED that subject to the applicable provisions of the Companies Act, 1956 and the Banking Regulation Act, 1949, and subject to the provisions of the Articles of Association of the Company, Dr. Nachiket Mor, Executive Director, be paid the following revised remuneration effective May 3, 2002 upto March 31, 2006:

Salary:

In the range of Rs.150,000 to Rs.400,000 per month.

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Company in other cases) like the benefit of the Company's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Company to the extent permissible under the Income-tax Act, 1961 and Rules framed thereunder; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable to the members of the staff from time to time, for the aforesaid benefits.

In case accommodation is not provided, Dr. Nachiket Mor shall be eligible for house rent allowance of Rs.50,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by the Company.

Bonus:

An amount up to 100% of his annual salary, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof.

RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Dr. Nachiket Mor, within the terms mentioned above, subject to the approval of the Reserve Bank of India from time to time.

RESOLVED FURTHER that in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Dr. Nachiket Mor, shall be governed by Section II of Part II of Schedule XIII of the Companies Act, 1956, or any modification(s) thereto.

22. To consider and, if thought fit, to pass, with or without modification, the following Resolution, as an Ordinary Resolution:

RESOLVED that the authorized capital of the Company be reduced from Rs.2250,00,00,000 (Rupees Two Thousand Two Hundred and Fifty Crore) to Rs.1900,00,00,000 (Rupees One Thousand Nine Hundred crore)

RESOLVED FURTHER that subject to the approval of the Reserve Bank of India and any other requisite approvals, if and to the extent necessary, the Memorandum of Association of the Company be amended by substituting Clause V as follows:

V. The authorized capital of the Company shall be Rs.1900,00,00,000 divided into 155,00,00,000 shares of Rs.10 each and 350 shares of Rs.1 crore each with rights, privileges and conditions attached thereto as are provided by the Articles of Association of the Company for the time being with power to increase or reduce the capital of the Company and to divide the shares in the capital for the time being into several classes and to attach thereto respectively such preferential, cumulative, convertible, guarantee, qualified or other special rights, privileges, conditions or restrictions, as may be determined by or in accordance with the Articles of Association of the Company for the time being and to vary, modify, or abrogate any such right, privilege or condition or restriction in such manner as may for the time being be permitted by the Articles of Association of the Company or the legislative provisions for the time being in force.

23. To consider and, if thought fit, to pass, with or without modification, the following Resolution, as a Special Resolution:

RESOLVED that subject to the requisite approvals, if and to the extent necessary, Article 5(a) of the Articles of Association of the Company be substituted by the following:

5(a). The authorized capital of the Company is Rs.1900,00,00,000 divided into 155,00,00,000 equity shares of Rs.10 each and 350 preference shares of Rs.1 crore each.

24. Pursuant to the provisions of Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution through Postal Ballot) Rules, 2001, the members' consent for the following Special Resolution is being obtained separately by means of postal ballot:

RESOLVED that subject to the provisions of Sections 17, 18 and other applicable provisions, if any, of the Companies Act, 1956 and Section 49-C of the Banking Regulation Act, 1949, the Memorandum of Association of the Company be and is hereby amended by addition or substitution as the case may be, of the following:

I. Clause III (A) be modified and amended as follows:

(a) By inserting the following Clause as Clause 7A after Clause 7:

7A To securitise, purchase, acquire, invest in, transfer, sell, dispose of or trade in any financial asset whatsoever, receivables, debts, whether unsecured or secured by mortgage of immoveables or charge on movables or otherwise, securitised debts, asset or mortgaged backed securities or mortgage backed securitised debts and to manage, service or collect the same and to appoint managing, servicing or collection agent therefor and to issue certificates or other instruments in respect thereof to public or private investors and to guarantee and insure the due payment, fulfillment and performance of obligations in respect thereof or in connection therewith and to promote, establish, undertake, organise, manage, hold or dispose of any special purpose entity, body corporate or vehicle for carrying on all or any such activities.

(b) By deleting Clause III(A)(18) and replacing it with the following:

18 i) To provide credit, charge, debit, saving, investment or other facilities to any person or persons (whether individuals, firms, companies, bodies, corporate or other entities), whether in the private or public sector by issuance of credit, charge, debit, stored value, prepaid, smart or other cards whether private label, co-branded, affinity or otherwise and to provide fee based services to merchant and card members or cardholders.

ii) To establish and maintain card acceptance network (including physical, electronic, computer or automated machines network) and to engage in merchant acquisition or location management.

(c) By inserting the following Clauses after Clause III(A)(20) as Object Clause Nos. 20A, 20B, 20C, 20D, 20E, 20F, 20G, 20H, 20I, 20J, 20K:

20A To carry on the business of assisting industrial, infrastructure and commercial enterprises:

in general by

i) assisting in the creation, expansion and modernisation of such enterprises;

ii) encouraging and promoting the participation of capital, both internal and external in such enterprises;

and in particular by

i) providing finance in the form of long, medium or short term loans or equity participations;

ii) sponsoring and underwriting new issues of shares and securities;

iii) guaranteeing loans from other investment sources;

iv) making funds available for re-investment by revolving investments as rapidly as prudent;

v) performing and undertaking activities pertaining to leasing, giving on hire or hire-purchase, warehousing, bill marketing, factoring and related fields;

20B To lend money, with or without interest, (with or without security) for any maturity, in any form whatsoever including by way of loans, advances, instalment credit, trade finance, hire or otherwise to any person or persons (whether individuals, firms, companies, bodies corporate, Government, State, Sovereign, public body or authority, supreme, local or otherwise or other entities), whether in the private or public sector, for any purpose whatsoever, including agriculture, industry, infrastructure, export-import, housing, consumer or others.

20C To lend money, with or without interest, (with or without security) for any maturity, in any form whatsoever, to any person or persons (whether individuals, firms, companies, bodies corporate, Government, State, Sovereign, public body or authority, supreme, local or otherwise or other entities), whether in the private or public sector, to purchase or acquire any freehold or leasehold lands, estate or interest in or to take demise for any term or terms of years of any land or property or to construct, erect, purchase, extend, alter, renovate, develop or repair any house or building or any form of real estate or any part or portion thereof.

20D To provide financial assistance to any person or persons (whether individuals, firms, companies, bodies corporate, Government, State, Sovereign, public body or authority, supreme, local or otherwise or other entities), whether in the private or public sector for any purpose whatsoever by means of leasing, giving on hire or hire-purchase, lending, selling, reselling, or otherwise disposing of all forms of immoveable and moveable properties and assets of any kind, nature or use, whatsoever and for the purpose, purchasing or otherwise acquiring dominion over the same, whether new or used.

20E To issue, subscribe to, acquire, purchase, sell, dispose of, deal or trade in derivative financial instruments including futures, forwards, options, swaps, caps, collars, floors, swap options, bond options or other derivative instruments whether traded on any market or exchange or otherwise for proprietary trading activities or for any person or persons (whether individuals, firms, companies, bodies corporate, Government, State, Sovereign, public body or authority, supreme, local or otherwise or other entities), whether in the private or public sector.

20F To purchase, acquire, sell, dispose of, deal or trade in commodities (including but not limited to bullion, metals, non-metals, energy and energy products, electricity or agricultural products), as permitted for banking companies to undertake from time to time, and to issue, acquire, dispose of, deal or trade in derivative instruments in respect thereof including futures, forwards, options, swaps, caps, collars, floors, swap options or other derivative instruments whether traded on any market or exchange or otherwise for proprietary trading activities or for any person or persons (whether individuals, firms, companies, bodies corporate, Government, State, Sovereign, public body or authority, supreme, local or otherwise or other entities), whether in the private or public sector.

20G To promote, organize, manage or undertake the activities of insurance intermediaries including insurance or reinsurance brokers, consultants, surveyors, loss assessors, loss control engineers, risk managers, actuarial analyst and to buy, sell, market, distribute, deal in or dispose of insurance products and related investments.

20H To promote, organise or manage funds or investments on a discretionary or non-discretionary basis on behalf of any person or persons (whether individual, firms, companies, bodies, corporate, public body or authority, supreme, local or otherwise, trusts, pension funds, offshore funds, charities, other associations or other entities), whether in the private or public sector.

20I To act as Trustee of any deeds, constituting or securing any debentures, debenture stock, or other securities or obligations and to undertake and execute any other trusts, and also to undertake the office of or exercise the powers of executor, administrator, receiver, treasurer, custodian and trust corporation.

20J To promote, organize, manage or undertake, marketing, trading, distribution or servicing of insurance and assurance products of all kinds, whether life or general; financial, investment or other products including (without limitation) securities, stocks, shares, debentures, bonds, units, certificates or services offered by the Company and/or by any person, firm, company, body corporate, mutual fund, Government, State, public body or authority, supreme, municipal, local or otherwise, through the Company's branches, offices, call or contact centres or other outlets, franchisees or agents or through print, voice, video, electronic or other media or through remote facilities including (without limitation) electronic, computer or automated machines network or other modes of communication and for that purpose to appoint or avail the services of agents, brokers, franchisees or distributors by whatever name called.

20K To provide financial services, advisory and counselling services and facilities of every description capable of being provided by share and stock brokers, share and stock jobbers, share dealers, investment fund managers and to arrange and sponsor public and private issues or placement of shares and loan capital and to negotiate and underwrite such issues.

II. Clause III (B) be modified and amended by:

(a) By deleting Clause III (B)(61) and replacing it with the following:

61 To do all or any of the above things and all such other things as are incidental or as may be thought conducive to the attainment of the above objects or any of them in India or any other part of the world either as principals, agents, trustees, contractors or otherwise and either alone or in conjunction with others and either by or through agents, contractors, trustees or otherwise and to do all such things as are incidental or conducive to the attainment of the above objects.

(b) By inserting the following Clauses after Clause III(B)(62) as Object Clause Nos. 62A, 62B, 62C, 62D and 62E:

62A To develop, improve, design, market, distribute, sell or license software and programme products of any and all descriptions in connection with or incidental or conducive to or in furtherance of the attainment of any of the objects of the Company.

62B To operate delivery services in connection with or incidental or conducive to or in furtherance of the attainment of any of the objects of the Company, and to own, operate and maintain all modes of transportation, warehouses, depots or godowns in connection with or incidental or conducive to or in furtherance of the attainment of any of the objects of the Company.

62C To appoint trustees (whether individuals or corporations) to hold securities on behalf of and to protect the interests of the Company.

62D To promote, sponsor, organise, manage or undertake events, exhibitions, conferences, lectures, seminars, printing, publication or distribution of any books, report, literature, newspapers, publicity or other materials in connections with or incidental or conducive to or in furtherance of the attainment of any of the objects of the Company.

62E To promote, own, establish, operate or maintain branches and other outlets or media, data, call or contact centres or other remote facilities for trading, marketing, distribution or conducting transactions including (without limitation) electronic data interchange, transaction initiation, processing, clearing or settlement services by means of electronic, computer or automated machines network or by any other modes of communication in financial and other products or services.

RESOLVED FURTHER that the aforesaid Special Resolution for alteration of the Object Clause of the Memorandum of Association being duly passed and becoming effective, the approval of the Members of the Company be and is hereby accorded pursuant to the provisions of Section 149(2A) and other applicable provisions, if any, of the Companies Act, 1956, for commencing and carrying on all or any of the new business and activities at such time as may be deemed fit by the Board of Directors.

25. To consider and, if thought fit, to pass, with or without modification, the following Resolution, as an Ordinary Resolution:

RESOLVED that pursuant to the provisions of Section 284 of the Companies Act, 1956, Mr. H.N. Sinor, Joint Managing Director of the Company be and is hereby removed from his Office.

NOTES:

a) The relative Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, in respect of Item Nos. 6 to 25 set out above is annexed hereto.

b) A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND, ON A POLL, TO VOTE INSTEAD OF HIMSELF. SUCH A PROXY NEED NOT BE A MEMBER OF THE COMPANY. PROXIES, IN ORDER TO BE VALID AND EFFECTIVE, MUST BE DELIVERED AT THE REGISTERED/CORPORATE OFFICE OF THE COMPANY NOT LATER THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

c) Members holding shares in physical form are requested to immediately notify any change in their addresses to ICICI Infotech Services Limited, at Maratha Mandir Annexe, Dr. A.R. Nair Road, Mumbai Central, Mumbai 400 008, quoting their Folio Number(s). Members holding shares in electronic form may update such details with their respective Depository Participants.

d) The Share Transfer Book and the Register of Members of the Company will remain closed from September 6, 2002 to September 16, 2002 (both days inclusive).

e) Pursuant to the requirements of the Listing Agreements of Stock Exchanges on Corporate Governance, the information about the Directors proposed to be appointed/re-appointed is given in the Annexure to the Notice.

f) Shareholders may now avail the Nomination facility as provided under Section 109A of the Companies Act, 1956.

g) All the documents referred to in the Notice and Explanatory Statement will be available for inspection by the Members at the Registered/ Corporate Office of the Company between 10.30 a.m. and 12.30 p.m. on all working days except Saturday from the date hereof up to the date of the Meeting.

h) The Company has sent to the shareholders a separate Notice dated July 31, 2002 for Postal Ballot for a Special Resolution as detailed at Item No.24 of the Notice, to be passed for amendment to the Memorandum of Association of the Company. The results of the Ballot will be declared at the Annual General Meeting on September 16, 2002.

i) Members are requested to note that the Company's shares are under compulsory Demat trading for all investors. Members are therefore requested to dematerialise their shareholding to avoid inconvenience in future.

j) Members are requested to inform the Company, the Permanent Account Number (PAN) or General Index Register (GIR) Number allotted by the Income Tax authorities & the Income Tax Ward/Range/District where assessed/assessable as the same is required to be mentioned in the Certificate of Tax, in respect of tax, if any, deducted at source from any dividend that may be payable.

k) Members desirous of getting any information about the accounts and operations of the Company are requested to write their queries to the Company at least seven days before the Meeting.

By Order of the Board

JYOTIN MEHTA
General Manager &
Company Secretary

July 31, 2002

Registered Office:
Landmark
Race Course Circle
Vadodara 390 007

Corporate Office:
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051

Item No. 6

Although not necessary, the Explanatory Statement is being given in respect of Item No. 6 of the Notice.

Messrs S.B. Billimoria & Co., Chartered Accountants, who had been re-appointed as auditors by the Members at their Seventh Annual General Meeting of the Company for the year 2001-2002 would be retiring at the conclusion of the forthcoming Annual General Meeting. They have been associated as statutory auditors of the Company for the previous four consecutive years. As per the circular dated August 17, 1994 issued by the Reserve Bank of India, the maximum term of appointment of auditors is four years. The Audit Committee and the Board have placed on record their appreciation of the professional services rendered by Messrs S.B. Billimoria & Co. during their association with the Company as its auditors.

As per the listing agreement, the Company is required to publish its quarterly financial results. While the listing agreement requires publishing of unaudited results only, it has been the practice of the Company to have its accounts audited on a quarterly basis. Messrs S.B. Billimoria & Co., Chartered Accountants, who would be retiring at the forthcoming Annual General Meeting, had already completed their term as statutory auditors for four financial years as permitted by Reserve Bank of India. Therefore, the Board of Directors on the recommendation of the Audit Committee, had requested Messrs N.M. Raiji & Co., Chartered Accountants and Messrs S.R. Batliboi & Co., Chartered Accountants, who are proposed to be appointed as statutory auditors for the financial year 2002-2003 at the Annual General Meeting and whose appointment has been approved by Reserve Bank of India, to audit the accounts for the quarter ended June 30, 2002.

The Company has received special Notices as required under Section 225 of the Companies Act, 1956, proposing the appointment of Messrs N.M. Raiji & Co. and Messrs S.R. Batliboi & Co. As required, the auditors have forwarded certificates to the Company stating that the appointment, if made, will be within the limit specified in sub-section (1-B) of Section 224 of the Companies Act, 1956. Further, they have confirmed that they are not disqualified to be appointed as auditors under Section 226 of the Companies Act, 1956 and are not holding any securities of the Company.

The Directors recommend the adoption of the Resolution at Item No. 6 of the Notice.

No Director is in any way concerned or interested in the Resolution at Item No. 6 of the Notice.

Item No. 7

Mr. N. Vaghul, who has been appointed as an additional Director effective March 27, 2002 holds office up to the date of the Eighth Annual General Meeting of the Company as provided under Article 135 of the Articles of Association of the Company but is eligible for appointment. In terms of Section 257 of the Companies Act, 1956, the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some of its Members signifying their intention to propose the candidature of Mr. N. Vaghul for the office of Director.

The Directors recommend the appointment of Mr. N. Vaghul.

Except Mr. N. Vaghul, no Director is in any way concerned or interested in the Resolution at Item No. 7 of the Notice.

Item No. 8

Mr. Lakshmi N. Mittal, who has been appointed as an additional Director effective May 3, 2002 holds office up to the date of the Eighth Annual General Meeting of the Company as provided under Article 135 of the Articles of Association of the Company but is eligible for appointment. In terms of Section 257 of the Companies Act, 1956, the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some of its Members signifying their intention to propose the candidature of Mr. Lakshmi N. Mittal for the office of Director.

The Directors recommend the appointment of Mr. Lakshmi N. Mittal.

Except Mr. Lakshmi N. Mittal, no Director is in any way concerned or interested in the Resolution at Item No. 8 of the Notice.

Item No. 9

Mr. Anupam Puri, who has been appointed as an additional Director effective May 3, 2002 holds office up to the date of the Eighth Annual General Meeting of the Company as provided under Article 135 of the Articles of Association of the Company but is eligible for appointment. In terms of Section 257 of the Companies Act, 1956, the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some of its Members signifying their intention to propose the candidature of Mr. Anupam Puri for the office of Director.

The Directors recommend the appointment of Mr. Anupam Puri.

Except Mr. Anupam Puri, no Director is in any way concerned or interested in the Resolution at Item No. 9 of the Notice.

Item No. 10

Mr. R. Seshasayee, who has been appointed as an additional Director effective May 3, 2002 holds office up to the date of the Eighth Annual General Meeting of the Company as provided under Article 135 of the Articles of Association of the Company but is eligible for appointment. In terms of Section 257 of the Companies Act, 1956, the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some of its Members signifying their intention to propose the candidature of Mr. R. Seshasayee for the office of Director.

The Directors recommend the appointment of Mr. R. Seshasayee.

Except Mr. R. Seshasayee, no Director is in any way concerned or interested in the Resolution at Item No. 10 of the Notice.

Item No. 11

Mr. P. M. Sinha, who has been appointed as an additional Director effective January 22, 2002 holds office up to the date of the Eighth Annual General Meeting of the Company as provided under Article 135 of the Articles of Association of the Company but is eligible for appointment. In terms of Section 257 of the Companies Act, 1956, the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some of its Members signifying their intention to propose the candidature of Mr. P.M. Sinha for the office of Director.

The Directors recommend the appointment of Mr. P.M. Sinha.

Except Mr. P.M. Sinha, no Director is in any way concerned or interested in the Resolution at Item No. 11 of the Notice.

Item No. 12

Prof. Marti G. Subrahmanyam, who has been appointed as an additional Director effective May 3, 2002 holds office up to the date of the Eighth Annual General Meeting of the Company as provided under Article 135 of the Articles of Association of the Company but is eligible for appointment.

In terms of Section 257 of the Companies Act, 1956, the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some of its Members signifying their intention to propose the candidature of Prof. Marti G. Subrahmanyam for the office of Director.

The Directors recommend the appointment of Prof. Marti G. Subrahmanyam.

Except Prof. Marti G. Subrahmanyam, no Director is in any way concerned or interested in the Resolution at Item No. 12 of the Notice.

Item Nos. 13 to 21

Pursuant to the merger of ICICI Limited (ICICI), ICICI Capital Services Limited and ICICI Personal Financial Services Limited with ICICI Bank Limited (the Company), the Company has become the second-largest bank in India in terms of total assets, with diverse and complex business operations, comprising project finance, corporate and retail banking and international business operations. It is, therefore, proposed that the wholetime Directors of erstwhile ICICI be appointed as wholetime Directors of the Company. A key consideration in determining the proposed management structure is the need for sufficient management resources to meet the challenges of integrating the operations of the two entities. In addition to focus attention on various business segments at the highest levels of the executive management, the diverse operations would require a high level of support from the corporate centre.

In view of the above, the Board of Directors, at its Meeting held on April 26, 2002 appointed Mr. K.V. Kamath and Ms. Lalita D. Gupte, who were earlier non-wholetime Directors on the Board of the Company as Managing Director & CEO and Joint Managing Director respectively, effective May 3, 2002. The tenure of Mr. K.V. Kamath expires on April 30, 2006 and that of Ms. Lalita D. Gupte on June 23, 2004. Further, the Board at the same Meeting re-designated Mr. H.N. Sinor as Joint Managing Director effective May 3, 2002.

Ms. Kalpana Morparia and Mr. S. Mukherji have been appointed as additional Directors effective May 3, 2002 pursuant to Section 260 of the Companies Act, 1956, read with Article 135 of the Articles of Association of the Company, and hold office upto the date of the Eighth Annual General Meeting as provided under the said Article but are eligible for appointment. In terms of Section 257 of the Companies Act, 1956, the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some of its Members signifying their intention to propose the candidature of Ms. Kalpana Morparia and Mr. S. Mukherji for the office of Director. The Board of Directors, at its Meeting held on April 26, 2002 appointed Ms. Kalpana Morparia and Mr. S. Mukherji as Executive Directors, effective May 3, 2002 and their term expires on April 30, 2006.

The Board of Directors at its Meeting held on April 26, 2002 approved the revision in the remuneration of the existing wholetime Directors of the Company viz., Mr. H. N. Sinor, Ms. Chanda D. Kochhar and Dr. Nachiket Mor effective May 3, 2002.

Since the number of non-rotational wholetime Directors will exceed one-third of the total strength of the Board after the above appointments, in order to comply with the Articles of Association of the Company and the Companies Act, 1956, Ms. Lalita D. Gupte (who is currently a rotational Director on the Board of the Company), Ms. Kalpana Morparia and Mr. S. Mukherji, shall be liable to retire by rotation, if, at any time, the number of non-rotational Directors exceeds one-third of the total number of Directors. If Ms. Lalita D. Gupte, Ms. Kalpana Morparia and Mr. S. Mukherji are re-appointed as Directors immediately on retirement by rotation, they shall continue to hold their offices of Joint Managing Director and Executive Directors respectively, and the retirement by rotation and re-appointments shall not be deemed to constitute a break in their appointment.

The above appointments, revision in remuneration and re-designation are on the terms and conditions mentioned in the Circular dated May 4, 2002 sent to the Members under the provisions of Section 302 of the Companies Act, 1956 and as also mentioned in the Resolutions at Item Nos. 13, 14, 15, 17, 19, 20 and 21 of the Notice.

The appointment of Mr. K.V. Kamath has been approved by Reserve Bank of India *vide* its letter dated June 8, 2002 on a basic salary of Rs.4,00,000 per month and perquisites as detailed in the said letter. The approval of the Reserve Bank of India is awaited for the appointments of Ms. Lalita D. Gupte, Ms. Kalpana Morparia and Mr. S. Mukherji and the revision in remuneration of Mr. H.N. Sinor, Ms. Chanda D. Kochhar and Dr. Nachiket Mor.

The basic salary payable to the wholetime Directors within the range stated in the Resolutions at Item Nos. 13, 14, 15, 17, 19, 20 and 21 of the Notice and the payment of bonus, perquisites etc. approved by the Board of Directors or any Committee thereof from time to time will be subject to the approval of Reserve Bank of India.

The Directors recommend the adoption of the Resolutions at Item Nos. 13 to 21 of the Notice.

Except Mr. K.V. Kamath, Ms. Lalita D. Gupte, Mr. H.N. Sinor, Ms. Kalpana Morparia, Mr. S. Mukherji, Ms. Chanda D. Kochhar and Dr. Nachiket Mor, who are interested in their respective appointments/revision in remuneration, no Director is in any way concerned or interested in the Resolutions at Item Nos. 13 to 21 of the Notice.

Item Nos. 22 and 23

At present, the authorized capital of the Company is Rs.2250 crore as set out in Clause V of the Memorandum of Association of the Company consisting of equity share capital of Rs.1900 crore and preference share capital of Rs.350 crore as mentioned in Schedule I of the Scheme of Amalgamation of ICICI Limited, ICICI Capital Services Limited and ICICI Personal Financial Services Limited with ICICI Bank Limited.

In terms of the provisions of Section 12(1)(i) of the Banking Regulation Act, 1949, the subscribed capital of the company must not be less than one-half of the authorised capital. Currently, the subscribed capital of the Company is Rs.963 crore consisting of equity capital of Rs.613 crore and preference share capital of Rs.350 crore. The Company is not planning to increase its subscribed capital in the near future. Thus, it is necessary to reduce the authorised capital of the Company in order to comply with the requirement of the Banking Regulation Act.

Your approval is, therefore, sought to reduce the authorized capital and the amendment of the said Clause V of the Memorandum of Association of the Company *vide* Resolution at Item No. 22 of the Notice. The relevant extract from Clause V *vis-a-vis* the proposed amendment are given below for ready reference of the Members:

Extract from Clause V at present	With the proposed amendment
The authorized capital of the Company shall be Rs.2,250,00,00,000 divided into 1,90,00,00,000 shares of Rs.10 each and 350 shares of Rs.1 crore each............................	The authorized capital of the Company shall be Rs.1900,00,00,000 divided into 155,00,00,000 shares of Rs.10 each and 350 shares of Rs.1 crore each............................

The Directors recommend the adoption of the Resolution at Item No. 22 of the Notice.

No Director is in any way concerned or interested in the Resolution.

Your approval is also sought *vide* Resolution at Item No. 23 of the Notice to amend the relevant Article of the Articles of Association of the Company to reflect the reduction and classification of the share capital.

The relevant Article 5(a) as at present and with the proposed amendment is given below for ready reference of the Members:

Present Article	**Proposed Article**
"5(a) The Authorized Share Capital of the Company is Rs.2,250,00,00,000 divided into 1,90,00,00,000 equity shares of Rs.10 each and 350 preference shares of Rs.1 crore each."	"5(a) The Authorized Share Capital of the Company is Rs.1,900,00,00,000 divided into 1,55,00,00,000 equity shares of Rs.10 each and 350 preference shares of Rs.1 crore each."

The Directors recommend the adoption of the Resolution at Item No. 23 of the Notice.

No Director is in any way concerned or interested in the Resolution.

Item No. 24

The merger of ICICI Limited (ICICI), ICICI Capital Services Limited and ICICI Personal Financial Services Limited with ICICI Bank Limited (the Company) has expanded the existing and future scope of the Company's operations, as various activities that ICICI was empowered to undertake would now be undertaken by the Company, subject to applicable laws and regulations governing banking companies. While all activities commenced by the Company are covered in the Object Clause of the Memorandum of Association, for the sake of abundant clarity, it is proposed to provide a more detailed description of these activities in the Object Clause of the Memorandum of Association of the Company. Further, it is proposed to add new activities such as acting as insurance intermediaries, engaging in commodity trading, in the Object Clause. It is therefore necessary to suitably amend the Object Clause of the Memorandum of Association of the Company. The Clauses proposed to be amended/added are detailed in the Resolution at Item No.24 of the Notice.

Pursuant to the provisions of Section 149(2-A) of the Companies Act, 1956, the approval of the Members in General Meeting is required before commencement of any new activity set out in the Object Clause of the Memorandum of Association of a company. Approval of the Members is sought for amendment to the Object Clause and for the commencement and carrying out of new business and activities *vide* Resolution at Item No. 24 of the Notice. The said new business and activities would be commenced at such time or times as the Board may deem fit in the interest of the Company subject to the applicable laws and regulations governing banking companies including the Banking Regulation Act, 1949.

Pursuant to the provisions of Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution through Postal Ballot) Rules, 2001, the shareholders' consent for amendment to the Object Clause of the Memorandum of Association of the Company is required to be obtained by means of postal ballot. This is being obtained separately and the result of the same will be announced by the Chairman of the Meeting.

The Directors recommend the adoption of the Resolution at Item No. 24 of the Notice.

No Director is in any way concerned or interested in the Resolution.

Item No. 25

Mr. S.V. Parekh, shareholder of the Company and that of erstwhile Bank of Madura (BoM), holding 108 equity shares, has served a Notice under the provisions of Section 284 read with Section 190 of the Companies Act, 1956 on the Company by his letter dated February 25, 2002 for the removal of Mr. H.N. Sinor, Joint Managing Director of the Company. He has cited non-redressal of his grievances on matters pertaining to stockinvests of BoM as the reason for the removal of Mr. Sinor.

Mr. Parekh had objected to the merger of Bank of Madura with the Company and the matter is pending with the Consumer Dispute Redressal Forum. Mr. Parekh also objected to the merger of ICICI Limited, ICICI Capital Services Limited and ICICI Personal Financial Services Limited with the Company and his objections were overruled by the High Court of Gujarat at Ahmedabad. However, he has filed an appeal against the said Order of the High Court, which is pending for hearing.

A copy of Mr. S.V. Parekh's letter is available for inspection at the Registered/Corporate Office of the Company between 10.30 a.m. and 12.30 p.m. on all working days except Saturday.

The Resolution at Item No. 25 for the removal of Mr. Sinor is being included in the Notice of the Annual General Meeting as required by law.

The Board does not extend support to the Resolution.

By Order of the Board

JYOTIN MEHTA
General Manager & Company Secretary

July 31, 2002

Registered Office:
Landmark
Race Course Circle
Vadodara 390 007

Corporate Office:

ICICI Bank **PURSUANT TO CLAUSE 49 OF THE LISTING AGREEMENT WITH THE STOCK EXCHANGES, FOLLOWING INFORMATION IS FURNISHED ABOUT THE DIRECTORS PROPOSED TO BE APPOINTED/RE-APPOINTED**

Mr. Uday M. Chitale was first appointed on the Board on August 21, 1997. He is a Chartered Accountant by profession and has been in practice since 1975. He is a partner of M.P. Chitale and Company and M.P. Chitale and Associates.

Other Directorships	Committee Memberships
Name of Company	**Name of Committee**
Crossdomain Solutions Private Limited	**Seahorse Industries Limited**
D2K Technologies Private Limited	Audit Committee, *Chairman*
DFK Consulting Services (India) Private Limited	**ICICI Bank Limited**
Indian Council for Dispute Resolution	Share Transfer & Shareholders'/Investors' Grievance Committee, *Chairman*
Seahorse Industries Limited	Audit Committee
	Risk Committee

Dr. Satish C. Jha was first appointed on the Board on May 2, 1997. He holds M.A., M.S., Ph.D (Agriculture and Agricultural Economics) degrees and has specialised knowledge of agriculture and rural economy. He started his career with Indian Society of Agricultural Economics, Mumbai.

Other Directorships	Committee Memberships
Name of Company	**Name of Committee**
Philips India Limited	**Philips India Limited**
SREI International Finance Limited	Audit Committee
Walchand Capital Limited	**ICICI Bank Limited**
	Credit Committee

Mr. N. Vaghul was first appointed on the Board on March 27, 2002. He holds a Bachelor's degree in Commerce and is a Chartered Associate of Indian Institute of Bankers. He is a Development Banker and was Chairman & Managing Director of erstwhile ICICI from 1985 to 1992, executive Chairman from 1992 to 1996 and non-executive Chairman from 1996 to 2002. He was Chairman & Managing Director of Bank of India from 1981 to 1984, and has also been Chairman of the Indian Banks' Association. In view of his vast experience in banking and financial services, the Board at its Meeting held on May 3, 2002, appointed him as non-executive Chairman effective May 3, 2002. The Reserve Bank of India has *vide* its letter dated June 22, 2002 approved his appointment for a period of three years effective May 3, 2002.

Other Directorships	Committee Memberships
Name of Company	**Name of Committee**
ICICI Knowledge Park, *Chairman*	**Inland Ispat, USA**
Intercommercial Bank, West Indies, *Chairman*	Retirement Committee
Air India Limited	**Ispat International NV, Rotterdam**
Apollo Hospitals Enterprise Limited	Audit Committee, *Chairman*
Azim Premji Foundation	Compensation Committee, *Chairman*
Ispat International N.V., Rotterdam, The Netherlands	**Mahindra & Mahindra Limited**
Ispat Mexicana, S.A. de C.V., Mexico	Compensation Committee, *Chairman*
Mahindra Industrial Park Limited	**Nicholas Piramal India Limited**
Mahindra & Mahindra Limited	Compensation Committee, *Chairman*
Nicholas Piramal India Limited	**Wipro Limited**
Technology Network (India) Private Limited	Compensation Committee, *Chairman*
Wipro Limited	Audit Committee
	ICICI Bank Limited
	Board Governance & Remuneration Committee, *Chairman*
	Business Strategy Committee, *Chairman*
	Credit Committee, *Chairman*
	Risk Committee, *Chairman*

Mr. Lakshmi N. Mittal was first appointed on the Board on May 3, 2002. He holds a Bachelor's degree in Commerce (Magna-cum-Laude). He is the Chairman of the LNM Group, one of the world's largest producers of steel, with experience in industry and management. He was appointed a Director of erstwhile ICICI in 1999.

Other Directorships Name of Company	Committee Memberships Name of Committee
Artha Limited Caribbean Ispat Limited Consorcio Minero Benito Juarez Pena Colorada S.A. de C.V. Dunmurray Company Unlimited Galmatias Limited Grupo Ispat International S.A. de C.V. Irish Ispat Limited Iscor Limited, South Africa Ispat Annaba Spa Ispat Canada Inc. Ispat Germany GmbH Ispat Europe Group S.A. Ispat Hamburger Stahlwerke GmbH Ispat Inland Holdings Inc. Ispat Inland Inc. Ispat Inland L.P. Ispat Inland S.A. Ispat International Limited Ispat International N.V. Ispat Karmet JSC Ispat Mexicana S.A. de C.V. Ispat Shipping Limited Ispat Sidbec Inc. Ispat Sidex Holdings B.V. Ispat Stahlwerk Ruhrort GmbH Ispat Tebessa Spa Ispat Unimetal S.A. Ispat US Holdings B.V. Ispat (US) Holdings Inc. Ispat US Investments B.V. Kent Wire (Ispat) Limited LNM Capital Limited LNM Holdings B.V. LNM Holdings N.V. LNM Holdings S.L. LNM International Ventures Limited LNM Internet Ventures Limited Lucre Limited Nestor Limited Nuav Limited Penna Colarada S.A.DC C.V. PT Ispat Indo SC Ispat Sidex S.A. Tecvest Corporation N.V. Tommyfield Limited Trefileurope S.A. Walker Wire (Ispat) Inc. 3019693 Nova Scotia ULC 9064-4816 Quebec Inc.	NIL

Mr. Anupam Puri, was first appointed on the Board effective May 3, 2002. He holds various degrees viz., Masters in Philosophy and Master of Ar in Economics from Oxford University and Bachelor of Arts in Economics from Delhi University. From 1970 to 2000, he was with McKinsey Company, a leading management consultancy firm. He worked globally with corporate clients in several industries on strategy and organisation issues, and also served several governments and multilateral institutions on public policy. He spearheaded the development of McKinsey's Indi practise, oversaw the Asian and Latin American offices and was an elected member on the Board. He was appointed a Director of erstwhile ICIC in 2001.

Other Directorships	Committee Memberships
Name of Company	**Name of Committee**
Dr. Reddy's Laboratories Limited	**Godrej Consumer Products Limited**
Godrej Consumer Products Limited	Human Resources Committee, *Chairman*
HCL Technologies Limited	Audit Committee
Mahindra & Mahindra Limited	**ICICI Bank Limited**
	Business Strategy Committee

Mr. R. Seshasayee was first appointed on the Board on May 3, 2002. He holds a Bachelor's degree in Commerce and is also a Chartered Accountant. He is the Managing Director of Ashok Leyland Limited, with experience in industry, management and accountancy. He was appointed a Director of erstwhile ICICI in 1997.

Other Directorships	Committee Memberships
Name of Company	**Name of Committee**
Ashok Leyland Limited, *Managing Director*	**Ashok Leyland Limited**
Irizar TVS Limited (Formerly TVS Coach), *Chairman*	Investors'/Shareholders' Grievance Committee
Ashley Holdings Limited	**Ashok Leyland Finance Limited**
Ashley Investments Limited	Remuneration Committee
Ashok Leyland Finance Limited	**EID Parry India Limited**
EID Parry (India) Limited	Audit Committee
Ennore Foundries Limited	Remuneration Committee
Sundaram Newton Asset Management Company Limited	**ICICI Bank Limited**
	Audit Committee, *Chairman*
	Board Governance & Remuneration Committee
	Business Strategy Committee

Mr. P. M. Sinha was first appointed on the Board on January 22, 2002. He holds a Master's degree in Arts. He was the Chairman of PepsiCo India Holdings Limited, President of Pepsi Foods Limited and CEO of Pepsi Beverages International for South Asia and also a retired Director of Hindustan Lever Limited. He is an alumnus of the Massachusetts Institute of Technology's Sloan School of Management, and has wide experience in marketing and international trade.

Other Directorships	Committee Memberships
Name of Company	**Name of Committee**
Azim Premji Foundation	**Bharti Televentures Limited**
Bharti Televentures Limited	HR Committee
Lafarge India Limited	**Wipro Limited**
Wipro Limited	Compensation and Benefit Committee
	Audit Committee
	ICICI Bank Limited
	Board Governance & Remuneration Committee
	Business Strategy Committee

Prof. Marti G. Subrahmanyam was appointed on the Board on May 3, 2002. He is the Charles E. Merrill Professor of Finance and Economics in the Stern School of Business at New York University. He holds a degree in mechanical engineering from the Indian Institute of Technology, Madras, a post-graduate diploma in business administration from the Indian Institute of Management, Ahmedabad and a doctorate in finance and economics from the Massachusetts Institute of Technology. He is an expert in the areas of corporate finance, capital markets and international finance. He was appointed a Director of erstwhile ICICI in 1998.

Other Directorships	**Committee Memberships**
Name of Company	**Name of Committee**
Infosys Technologies Limited Nexgen Financial Holdings Limited Nexgen Re Limited Nomura Asset Management (U.S.A.), Inc. SupplyChainge Inc. Usha Communication Inc.	**Infosys Technologies Limited** Compensation Committee, *Chairman* Audit Committee **Nexgen Financial Holdings Limited** Audit Committee **Usha Communications Inc.** Audit Committee, *Chairman* Compensation Committee **ICICI Bank Limited** Risk Committee

Mr. K.V. Kamath is a Mechanical Engineer and a post-graduate in Business Management from the Indian Institute of Management, Ahmedabad. He joined erstwhile ICICI in 1971 and has rich experience in project finance, leasing, resources and corporate planning. In 1988, he left erstwhile ICICI to join the Asian Development Bank, where he worked for six years. In January 1995, he joined a major private sector group in Indonesia as advisor to the Chairman. He joined the Board of erstwhile ICICI in October 1995 and was appointed Managing Director & Chief Executive Officer of erstwhile ICICI on May 1, 1996 and re-appointed for a further period of five years effective May 1, 2001. The Board at its Meeting held on April 26, 2002, appointed Mr. K.V. Kamath as Managing Director & Chief Executive officer effective May 3, 2002. The Reserve Bank of India has *vide* its letter dated June 8, 2002 approved his appointment for period from May 3, 2002 upto April 30, 2006.

Other Directorships	**Committee Memberships**
Name of Company	**Name of Committee**
ICICI Lombard General Insurance Company Limited ICICI Prudential Life Insurance Company Limited ICICI Securities & Finance Company Limited ICICI Venture Funds Management Company Limited Indian Institute of Management, Ahmedabad Visa International Asia-Pacific Regional Board, Singapore Indian Institute of Information Technology, Bangalore	**ICICI Bank Limited** Committee of Directors, *Chairman* Business Strategy Committee Credit Committee Risk Committee

Ms. Lalita D. Gupte holds a Bachelor of Arts Degree and also holds a Master's degree in Business Management. She joined erstwhile ICICI in 1971 and has worked in the areas of project finance, leasing, resources and treasury, and credit operations. She joined the Board of Directors of erstwhile ICICI in June 1994 as an Executive Director and was designated as Deputy Managing Director in 1996. In April 1999, she was designated Joint Managing Director & Chief Operating Officer and from July 2001, she took over the responsibility for ICICI group's international business. The Board at its Meeting held on April 26, 2002, appointed Ms. Lalita D. Gupte as Joint Managing Director effective May 3,2002. Her appointment is subject to the approval of Reserve Bank of India.

Other Directorships	**Committee Memberships**
Name of Company	**Name of Committee**
ICICI Lombard General Insurance Company Limited ICICI Prudential Life Insurance Company Limited ICICI Securities & Finance Company Limited ICICI Venture Funds Management Company Limited	***ICICI Prudential Life Insurance Company Limited*** Investment Committee Board Governance Committee **ICICI Venture Funds Management Company Limited** Compensation Committee **ICICI Bank Limited** Asset Liability Management Committee, *Chairperson* Committee of Directors

Ms. Kalpana Morparia holds Bachelor's degrees in Science and Law. She joined erstwhile ICICI in the Legal Department in 1975. Along with legal work, she was actively involved with several resource mobilisation initiatives of erstwhile ICICI which included international offerings of debt and equity such as the issue of a Global Medium Term Note Programme, a Global Depository Receipts issue, Yankee Fixed Rate Bonds issue, Euro Convertible Bonds and the American Depositary Receipts issue. Since 1996, she was in charge of several departments in erstwhile ICICI including legal, human resource, treasury, corporate communications, planning and strategic support and special projects and was designated Senior General Manager of erstwhile ICICI in 1998. She was appointed on the Board of erstwhile ICICI as Executive Director in May 2001. The Board, at its Meeting held on April 26, 2002, appointed Ms. Kalpana Morparia as Executive Director of the Company effective May 3, 2002. Her appointment is subject to the approval of Reserve Bank of India.

Other Directorships	**Committee Memberships**
Name of Company	**Name of Committee**
ICICI Home Finance Company Limited ICICI Investment Management Company Limited ICICI Lombard General Insurance Company Limited ICICI Prudential Life Insurance Company Limited ICICI Venture Funds Management Company Limited ICICI Securities & Finance Company Limited	**ICICI Home Finance Company Limited** Management Committee **ICICI Lombard General Insurance Company Limited** Board Governance Committee Investment Committee **ICICI Prudential Life Insurance Company Limited** Audit Committee **ICICI Securities & Finance Company Limited** Audit Committee **ICICI Bank Limited** Asset Liability Management Committee Committee of Directors Share Transfer & Shareholders'/Investors' Grievance Committee

Mr. S. Mukherji holds a Management degree from Jamnalal Bajaj Institute of Management Studies, University of Mumbai and a Master's degree from the London School of Economics. He worked in the Projects and Operations Department of erstwhile ICICI at Mumbai between 1978 and 1992. He was Zonal Manager of erstwhile ICICI's Calcutta Office between 1992 and 1997. During 1997, he headed the Western Regional Office of erstwhile ICICI. He was designated Senior General Manager in 1998 holding charge of the Major Clients Group, the Infrastructure Industry Group, the Oil, Gas and Petrochemicals Group and the Special Asset Management Group. He was appointed on the Board of erstwhile ICICI as Executive Director in May 2001. The Board, at its Meeting held on April 26, 2002, appointed Mr. S. Mukherji as Executive Director of the Company effective May 3, 2002. His appointment is subject to the approval of Reserve Bank of India.

Other Directorships	**Committee Memberships**
Name of Company	**Name of Committee**
ICICI Lombard General Insurance Company Limited ICICI Securities & Finance Company Limited	**ICICI Lombard General Insurance Company Limited** Audit Committee, *Chairman* **ICICI Securities & Finance Company Limited** Audit Committee, *Chairman* **ICICI Bank Limited** Asset Liability Management Committee Committee of Directors

By Order of the Board

JYOTIN MEHTA
General Manager & Company Secretary

July 31, 2002

Registered Office:
Landmark
Race Course Circle
Vadodara 390 007

Corporate Office:
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051

Section 217

ICICI

Statement pursuant to Section 217 (2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975 (forming part of the Directors' Report for the year ended March 31, 2002) in respect of employees of erstwhile ICICI Limited**

Name, Qualifications and Age (in years)	Desig./ Nature of Duties***	Remuneration Received		Experience (in years)	Date of Commencement of Employment	Last Employment
		Gross (Rs.)	Net (Rs.)			
Ashok P. (Ms.), BCom, CA, (33)*	CM II	825562	596630	9	19-10-92	—
Bagchi A., BTech(Chem.), PGDM, (31)	DGM	2488330	1670204	10	26-05-92	—
Bakhshi S., BSc(Engg.), PGDBM, (41)	GM	4554830	2998216	18	01-12-86	Project Co-ordinator, Columbia Elet. Ltd.
Basu A., BE(Elec.), PGDM, (35)	DGM	2592893	1750838	11	15-01-92	Exe. Asst. to MD, INCAB Industries
Batra M., BE(Prod.), MS, (36)	JGM	2809700	1852385	10	24-04-92	—
Bharathan K., BCom, ACA, (51)	GM	3387981	2239064	25	16-12-81	Mgr., Lakshmi Vilas Bank Ltd.
Bhojani S.H., BSc, LLM, (58)*	DMD	7320890	5085849	32	01-10-73	Admn. Officer, Crompton Greaves Ltd.
Chakraborty S. (Ms.), BCom, CA, (35)	JGM	3369072	2214696	14	01-02-89	Junior Officer, Price Waterhouse
Chandok V.K., BTech(Mech.), MMS, (34)	DGM	3328867	2240679	11	31-05-93	Prod. Engr., VST Industries Ltd.
Chatterjee S., BE(Chem.), PGDM, (34)	DGM	2503848	1677282	9	25-04-94	Marketing Exe., HCL-HP
Chaturvedi Amitabh, BCom, ACA, (33)	JGM	2900820	1932142	12	28-07-98	AVP,Lloyds Finance
Dasgupta B., BE(Mech.), PGDM, (35)	JGM	3023781	2004017	12	18-05-92	Asst. Engineer, TELCO Ltd.
Gupta A.K., BCom, CA, (35)	DGM	2415328	1607152	13	25-11-91	Article Clerk, A.F. Ferguson & Co.
Gupte Lalita D. (Ms.), BA(Hons.), MMS, (53)+	JMD	12928725	8420433	31	15-06-71	—
Jayachander A.J.V., BE(Mech.), MBA, (46)*	GM	1028926	736273	22	01-08-80	Mgnt. Trainee, Indian Express Madurai Pvt. Ltd.
Madhav Kalyan B.P., BE, PGDM, (31)	DGM	2751603	1856882	9	30-06-95	Branch Manager,Stan.Chart.Bank
Kamath K.V., BE(Mech.), PGDBA, (54)+	MD & CEO	15248667	9840899	31	01-05-96	Adviser to the Chairman, Bakrie Group, Indonesia
Kannan N.S., BE(Mech.), PGDM, (36)	GM	3971059	2612263	14	02-05-91	Executive, SRF Ltd.
Kannan R., MTech(Chem.), DFM.CFA, (54)	GM	3306216	2148987	30	01-06-77	Process Design Engr.,Southern Nitro Chemical Ltd
Karati A., BCom, LLB, (56)	GM	4766929	3113921	38	01-08-78	The India Machinery Co. Ltd.
Kerkar Sanjiv, BTech(Chem.), MFM, (51)	SGM	7264421	4726346	26	26-11-96	Director-Operations, Asian Finance and Investment
Khasnobis S., BE(Mech.), (47)	GM	4199065	2759566	22	12-01-81	Asst. Indust. Engr., Hindustan Motors Ltd.
Kochhar Chanda (Ms.), BA, MMS, (40)*	SGM	1928283	1310973	18	17-04-84	—
Kusre A.T., MTech(Chem.), (52)	GM	4582827	2985237	28	04-01-80	Officer, State Bank of Hyderabad
Maheshka S.K., BTech(A.Space), PGDBM, (32)	DGM	2444678	1617755	9	03-05-93	—
Malhotra Sandeep, BTech, MTech.(Electro.&Co), (36)	JGM	3120684	2091300	10	18-11-91	—
Mehta Jyotin, BCom, CA, CS, ICWA, (44)	GM & CS	2547543	1646600	19	01-03-00	VP-Finance & CS,Bharat Shell
Mhatre S.V. (Ms.), BCom, CA, (38)	DGM	2703469	1813459	13	12-06-89	—
Mor N.M. (Dr.) BSc, PGDM, PhD, (38)*	SGM	1896971	1291781	15	04-05-87	—
Morparia Kalpana J. (Ms.), BSc, LLB, (52)+	ED	7651439	4965312	26	05-11-75	Legal Asst., Malubhai Jamiatram & Madon
Mrutyunjaya Rao K., BE(Mech.), (46)	GM	4157402	2744789	23	22-03-82	Jr. Exe., Bharat Heavy Electricals Ltd.
Mukerji Ananda, BTech, PGDM, (42)*	SGM	940669	621267	17	15-01-02	CFO,BPL Communications Ltd.
Mukerji N. (Ms.), BA, PGDM, (36)	JGM	3163795	2089992	13	01-06-89	—
Mukherji S., BA, MMS, MSc (Lon.), (49)+	ED	8429909	5539758	24	02-01-78	Research Associate, London School of Eco.
Mulye V.V. (Ms.), BCom, CA, (33)	JGM	3156443	2124602	10	01-03-93	Officer, Deutsche Bank
Nirula R. (Ms.), BA, MBA, (49)	SGM	5656332	3705318	26	01-12-75	—
Pinge N.D., BCom, BGL, ACA, (43)	GM	4128632	2686730	18	06-04-98	Director, Anik Financial
Puri-Buch M. (Ms.), BA, PGDM, DPR(UK), (36)	GM	4102044	2708119	14	02-01-97	Research Director, MARG
Ramkumar K., BSc, PGDPM & IR, (40)*	GM	2365253	1477019	17	02-07-01	GM,(HR),ICI India Ltd.
Ramnath R. (Ms.), BText, MMS, (40)	GM	3232084	2098448	16	09-07-97	Group Mgr., ICICI Securities & Finance Co. Ltd.
Ravikumar P.H., BCom, CAIIB, (50)	SGM	3971686	2579656	28	01-05-01	SEVP, ICICI Bank
Sarma P.J.V., BTech (Chem.), DFM, AICWA, (43)	GM	2526481	1674735	22	14-07-80	—
Shah Devdatt, BTech, MBA, (47)	SGM	5737506	3645511	23	01-01-99	MD(India),Canadian Imperial Bank of Commerce
Shah N.V., BCom, ICWA, CA, (31)	DGM	2461567	1667555	10	03-06-93	Ind. Trainee, CitiBank
Shah Shalini S. (Ms.), BCom, FCA, (54)	GM	3228641	2073273	30	25-04-77	Chartered Accountant
Sharma S. (Ms.), BA, PGDBM, (43)	SGM	5386724	3410944	22	15-05-80	Chief: Sales, Trading & Research, ICICI Securities
Srinivasan V., BSc, ACA, Grad.CWA, ACS, (45)*	SGM	2851274	2040452	22	19-12-80	Jr. Mgr., Steel Authority of India Ltd.
Srivastava O.P., MSc, PGDM, CAIIB, (46)	GM	2945438	1973027	25	03-05-93	SVP, PNB Capital Services Ltd.
Swaminathan Balaji, BCom, CA, ICWA, (37)*	SGM	3073622	1956901	13	01-08-01	Partner, KPMG
Vaidyanathan V., BCom, MBA, (34)	GM	4445587	2961218	12	06-03-00	Sales Head, Citibank N.A.
Vedasagar R., BSc, BL, (49)	GM	2723522	1805325	24	04-07-80	Advocate

* indicates part of the year

** Salary for two days to the employees of erstwhile ICICI Ltd. from March 30, 2002 being the Appointed Date was paid by ICICI Bank Ltd.

\+ Nature of employment – contractual

*** Designation/Nature of Duties - Abbreviations

MD&CEO	– Managing Director & Chief Executive Officer	GM&CS	– General Manager & Company Secretary	JGM	– Joint General Manager
JMD	– Joint Managing Director	GM	– General Manager	DGM	– Deputy General Manager
ED	– Executive Director	SEVP	– Senior Executive Vice-President	AGM	– Assistant General Manager
SGM	– Senior General Manager	EVP	– Executive Vice-President	CM II	– Chief Manager II

Other employees are in the permanent employment of the Company, governed by its rule and conditions of service.

Notes:

1. Gross remuneration includes Salary, Dearness Allowance, Corporation's contribution to Provident and Superannuation Funds etc.
2. Net remuneration is shown after deduction from gross remuneration of contribution to Provident and Superannuation Fund, Profession Tax & Income Tax.
3. None of the employees mentioned above is a relative of any Director.
4. Designation, Nature of Duties and Remuneration are as on March 31, 2002.

For and on behalf of the Board of Directors

Mumbai, July 31, 2002

N. VAGHUL
Chairman

ICICI Bank

Statement pursuant to Section 217 (2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975 forming part of the Directors' Report for the year ended March 31, 2002 in respect of employees of ICICI Bank Limited

Name, Qualifications and Age (in years)	Desig./ Nature of Duties***	Remuneration Received Gross (Rs.)	Remuneration Received Net (Rs.)	Experience (in years)	Date of Commencement of Employment	Last Employment
Alladi Ashok, B.Sc., (51)	SEVP	3680340	2422720	30	19-02-96	AGM, State Bank of India
Gopinath M. N., B.Com., MBA, CAIIB, (53)	SEVP	3666300	2437636	32	01-06-95	AGM, Bank of India
Hari Prasad A., B.Com., M.A., CAIIB, PGDBM, (47)	SEVP	2828653	1865754	25	01-06-95	Chief Mgr., State Bank of India
Kochhar Chanda (Ms.), BA, MMS, (40)+	ED	5896868	3799237	—	01-04-01	ICICI Ltd.
Mor N.M. (Dr.), B.Sc., PGDM, PhD., (38)+	ED	5649559	3620535	15	01-04-01	ICICI Ltd.
Nirantar R. B., B.Com., BGL, CAIIB, Dip. in IR&P Mgmt., (47)	SEVP	3105210	2115680	23	23-05-94	Mgr., Union Bank of India
Patni Ashok Kumar, M.A., (47)	EVP	2653231	1766631	25	01-05-96	CM, State Bank of Bikaner and Jaipur
Shenoi M. N., BBM, DBM, CAIIB, (44)	SEVP	2745824	1858088	23	01-03-94	Product Mgr., Corporation Bank
Sinor H. N., B.Com., LLB, CAIIB, (57)+	MD & CEO	9670600	6257818	36	01-07-97	ED, Central Bank of India
Venkatakrishnan G., B.Sc., M.Sc., CAIIB, DBM, ICWAI, CS, (51)	SEVP	3048536	2023872	28	15-12-97	AGM, State Bank of India

\+ Nature of employment - contractual

*** Designation/Nature of Duties - Abbreviations

- MD&CEO – Managing Director & Chief Executive Officer
- JMD – Joint Managing Director
- ED – Executive Director
- SGM – Senior General Manager
- GM – General Manager
- SEVP – Senior Executive Vice-President
- EVP – Executive Vice-President
- JGM – Joint General Manager
- DGM – Deputy General Manager
- AGM – Assistant General Manager
- CM II – Chief Manager II

Other employees are in the permanent employment of the Bank, governed by its rule and conditions of service.

Notes:

1. Gross remuneration includes Salary, Dearness Allowance, Bank's contribution to Provident and Superannuation Funds etc.
2. Net remuneration is shown after deduction from gross remuneration of contribution to Provident and Superannuation Fund, Profession Tax & Income Tax.
3. None of the employees mentioned above is a relative of any Director.
4. Designation, Nature of Duties and Remuneration are as on March 31, 2002.

For and on behalf of the Board of Directors

N. VAGHUL
Chairman

Mumbai, July 31, 2002

ICICI Lombard GENERAL INSURANCE

Statement of Particulars of Employees pursuant to the provisions of Section 217 (2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975 and forming part of the Directors' Report for the year ended March 31, 2002

Name, Qualifications and Age (in years)	Desig./ Nature of Duties	Remuneration Received (Rs.)	Experience (in years)	Date of Commencement of Employment	Last Employment
Helms Nicholas (49)	Head – Commercial Lines	937615	32	12-11-01	CGU General Insurance
Salian Sudhir (32)	Head – Personal Lines	910747	8	01-01-02	ICICI Ltd.

Notes :

1. Remuneration as above includes salary, taxable allowances, LTA, Bonus, Value of perquisites as per the Income-Tax Rules, 1962 and Company's contribution to Provident Fund.
2. The nature of employment is contractual.
3. The Employees mentioned above are not the relatives of any Director of the Company.
4. All the employees were employed for part of the year.

For and on behalf of the Board of Directors

K.V. KAMATH
Chairman

Mumbai, April 29, 2002

Statement pursuant to Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975 forming part of the Directors' Report for the year ended March 31, 2002

Name, Qualifications and Age (in years)	Desig./ Nature of Duties***	Remuneration Received Gross (Rs.)	Remuneration Received Net (Rs.)	Experience (in years)	Date of Commencement of Employment	Last Employment
Agarwal Alok*, BE(Elec.), MBA (33)	VP	1786596	1282818	9	16-07-98	Lloyds Securities Ltd.
Amarnath R.*, PGDM, B.Tech (41)	SVP	1958125	1319597	19	01-11-01	VP, DSP Merrill Lynch Ltd.
Anand Sameera BCom,PGDM (33)	VP	3827966	2774308	11	09-05-91	—
Baburaj Meher BCom,CA, DMS (37)	SVP	2932788	2023315	12	15-12-89	—
Baskaran T.S.*, BCom., CAIIB (43)	VP	1023698	719101	23	27-12-01	Cazenove & Co (Singapore) Pte Ltd
Bhargava Swapna, BCom, CA (39)	SVP	3894922	2681960	15	14-11-96	AM, ING Bank N.V.
Chakravorty Indranil BE(Mech.), MBA (32)	VP	4899397	3420938	7	09-07-99	DM, Ceat Financial Services Ltd.
Choudhury Dipankar B.Tech (Comp.Sc.), PGDM (34)	VP	3348568	2396010	9	26-06-00	Research Analyst & Portfolio Advisor, GE Capital Asset Management Ltd.
Dhavale Subhash V., B.Com, LLB, FCA, DMA (56)	COO	5064225	3430423	30	16-01-98	SVP, DSP Merrill Lynch Ltd.
D'Souza Praveen B., B.Tech., PGDM (31)	AVP	2874705	2075102	5	02-05-97	—
Fernandes Denzil, BCom (29)	AVP	4040427	2838075	8	06-10-93	—
Garg Piyush, BE, PGDM (32)	VP	7268086	5083569	6	03-06-96	—
Ghosh Shinjit, BE(Mech.), PGDM (28)	AVP	4675390	3326329	5	14-07-00	Corporate Dealer-Treasury Sales, BNP Paribas
Gotety Kishore*, BCom,CWA,MMS (32)	VP	2495094	1722998	9	15-06-93	—
Gupta Shilpa, BE (Chem), PGDM (29)	AVP	2440513	1750423	6	01-06-00	SBU-Finance Mgr., ICI India Ltd.
Harikrishnan V., BCom, MBA (36)	VP	3035076	2140424	13	20-02-95	Stock Holding Corpn. of India Ltd.
Jain Nitin, B.Tech(Text), PGDM (34)	SVP	16536461	11558099	8	15-05-94	—
Jhaveri Anish P.* B.Com., MBA, (34)	VP	2483750	1660095	10	01-10-01	VP, Dresdner Kleinwort Benson
Kulkarni Kaustubh, BCom, MMS, CFA (28)	VP	4700648	3260914	6	01-10-99	SICOM Ltd.
Kumar Devesh, MiSC, BA (Hons.), MA (39)	SVP	8449410	5958642	17	15-03-00	Head - Equity Research, ABN AMRO Asia Equities (I) Ltd.
Ladha Anil, BE(Mech.),PGDM (33)	SVP	8019382	5685164	10	22-11-93	Executive, Maruti Udyog Ltd.
Nag Mukul, B.E.(Elec), PGDM (32)	VP	4274078	3045064	8	02-05-94	—
Niranjan J., BTech(Mett.),PGDM (36)	SVP	5353746	3822799	12	01-06-90	—
Prasanna B, BCom,Grd.CWA,ACA (32)	SVP	10696375	7458852	8	01-12-93	—
Ramanathan Satish, B.Tech (Mech.), MBA (36)	VP	4297641	2978140	10	19-06-00	Senior Analyst, Sundaram Newton AMC Ltd.
Ramesh S., B.Tech(Chem. Engg.), PGDM (43)	VP	2862944	2037140	19	02-08-99	AGM, IFCI Financial Services Ltd.
Ray Shameek, BE(Comp.),PGDM (32)	VP	3416248	2428080	7	01-06-95	—
Sampath Arvind, BE(Petroleum), MBA (29)	VP	6982848	4920953	7	01-06-95	—
Sardana Ravi, BCom,CA (36)	VP	4036039	2799886	11	21-11-90	—
Satya Moorthi S. BSc., DBF, PGDBA (31)	VP	3691136	2564568	11	27-01-00	AVP, Kotak Mahindra Capital Company
Shah Paresh*, B.Com., CA, (41)	VP	2604374	1786398	17	11-06-01	Director, ABN Amro Asia Equities India Ltd.
Singh Navneet, B.Tech, PGDBM (30)	AVP	2592605	1860438	7	15-06-99	Mgr., Unit Trust of India
Singh Sanjeet K., B.Tech, PGDM (26)	AS	4388220	3100369	3	28-02-00	First Global
Sundaram G.H., B.Tech, PGDM (37)	SVP	10114775	7038501	9	07-11-94	Engineer, Bharat Heavy Electricals Ltd.
Tandon Amit*, BA,MBA,M.Phil (41)	SVP	3648136	2584980	18	01-05-84	—
Wadhawan Manish, BCom, ACA (33)	VP	8586211	6036746	8	12-10-99	Dealer, ABN AMRO Securities (I) Pvt. Ltd.
Wadhwa Piyush, MMS, MSc. (29)	AVP	9032599	6269844	5	02-06-97	—

* Indicates part of the year.

*** Designation/Nature of Duties Codes

COO – Chief Operating Officer
SVP – Senior Vice President
VP – Vice President
AVP – Assistant Vice President
AS – Associate

Notes :

1. Gross remuneration includes Salary, Incentive Compensation, the Company's contribution to Provident Fund, etc.
2. Net remuneration is shown after deduction from gross remuneration of contribution to Provident Fund, Profession Tax and Income-Tax, etc.
3. None of the employees mentioned above is a relative of any Director.
4. Designations, Nature of Duties and Remuneration are as at March 31, 2002.
5. Date of commencement of employment has been considered with effect from the date an employee has joined ICICI Ltd. (the holding company) whose services has been transferred from the holding company.

For and on behalf of the Board of Directors

Mumbai, April 23, 2002

DEVDATT SHAH
Managing Director & CEO

ICICI PRUDENTIAL

Statement of Particulars of Employees pursuant to the provisions of Section 217 (2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975 and forming part of the Directors' Report for the year ended March 31, 2002

Name, Qualifications and Age (in years)	Desig./ Nature of Duties***	Remuneration Received (Rs.)	Experience (in years)	Date of Commencement of Employment	Last Employment
Batra Sandeep, ACS, FCA, (36)	CFO & CS	3277153	14	18-09-00	Citicorp Maruti Finance Ltd.
Chhatwal Balbir *, MS in Finance & Info. Systems (41)	RH-S&D	927995	20	09-10-00	Pepsico India Holdings Ltd.
Gupta Saugata, PGDBM, (34)	C-M	2787136	10	16-10-00	Cadbury India Ltd.
Mitra Shubhro, BA (Economics), (40)	C-HR	2853467	18	17-11-00	Cadbury India Ltd.
Pai Anita, MMS, (34)	CO&U	2762776	11	01-11-00	ICICI Ltd.
Rajagopalan V., MSc (Maths), (58)	AA	3976200	34	01-01-01	Arab Insurance Group, Bahrain
Soman Madhavi, MMS (Fin), (41)	C-SI	4154544	11	01-11-00	ICICI PFS Ltd.
Wright Kevin, High School, (48)	CS&D	2826729	20	01-01-01	Prudential Corporation

* Indicates employed for part of the year.

*** Designation/Nature of Duties Codes

C-O&U – Chief - Operations & Underwriting
RH-S&D – Regional Head - Sales & Development
C-S&D – Chief - Sales & Distribution
C-SI – Chief - Strategic Initiatives
CFO&CS – CFO & Company Secretary
C-M – Chief - Marketing
C-HR – Chief - Human Resources
AA – Appointed Actuary

Notes:

1. Remuneration as above includes salary, taxable allowances, LTA, Value of perquisites as per the Income-Tax Rules, 1962 and Company's Contribution to Provident Fund, Pension Fund.
2. The nature of employment is contractual.
3. The employees mentioned above are not the relatives of any Director of the Company.

For and on behalf of the Board of Directors

K.V. KAMATH
Chairman

Mumbai, April 24, 2002

ICICI Venture

Statement Pursuant to Section 217 (2A) of the Companies Act, 1956 and Companies (Particulars of Employees) Rules, 1975, as amended (Forming part of the Directors' Report for the year ended March 31, 2002)

Name, Qualifications and Age (in years)	Desig./ Nature of Duties***	Remuneration Received (Rs.)	Experience (in years)	Date of Commencement of Employment	Last Employment
Chandwani Sumit, B.E. (Industrial Engg.), PGDM(IIMB), (33)	H-PE	2519746	10	08-01-00	Vice President - Head Western, GE Capital, Mumbai
Deshmukh Nitin*, M.Pharm, M.A.M, PGPT (Belgium), (39)	C-PE	920170	16	01-01-89	Product Development Officer-Investments, Cipla Ltd.
Ranganathan Sampath*, B.Tech (Metallurgy), PGDM (IIMB), (40)	GM-CP&S	917630	15	15-10-90	Management Consultant, S.B. Billimoria, Mumbai
Subramanian N.*, B.Com., ACA,ACS, GRAD CWA, (35)	CFO&CS	948835	13	15-09-94	Mgr., Brooke Bond Lipton India Ltd.

* Indicates employed for part of the year.

*** Designation/Nature of Duties Codes

H-PE – Head - Private Equity
C-PE – Chief - Private Equity
GM-CP&S – Group Manager - Corporate Planning and Strategy
CFO&CS – CFO and Company Secretary

Notes:

1. The nature of employment is contractual and the employees are governed by the Company's rules and conditions of service .
2. None of the Employees mentioned above is a relative of any Director of the Company.
3. Gross Remuneration includes Basic Salary, House Rent Allowance/Rent paid for residential accommodation, Conveyance Allowance, Differential Interest, Medical Expenses, Bonus, Leave encashment, Leave Fare Concession, Company's Contribution to Provident Fund and Superannuation Fund. The Gross amount includes payment of gratuity to the employees on retirement wherever applicable.
4. Designation, Nature of Duties and Remuneration are as on March 31, 2002

For and on behalf of the Board of Directors

K.V. KAMATH
Chairman

Mumbai, April 23, 2002